Form 10-K, Exhibit 13
period 1993-12-31
FAIRFIELD COMMUNITIES INC
filed 1994-03-25
CIK 276189

FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                               SELECTED FINANCIAL DATA
                     DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                            Six Months  |Six Months
               Year Ended      Ended    |  Ended
               December 31, December 31,| June 30, Year Ended December 31,
                   1993         1992    |   1992    1991     1990     1989
                                        |
OPERATING DATA                          |
Revenues:                               |
 Vacation ownership,                    |
  net             $34,332      $15,255  | $13,558 $ 34,098 $ 75,859 $ 99,510
 Homes and lots,                        |
  net              12,073        5,010  |   4,513   14,226   26,136   41,287
 Property                               |
  management       10,876        5,145  |   4,756    8,056   10,123   11,085
 Interest          24,089       14,670  |  16,089   37,294   40,790   40,372
 Other              9,596        3,756  |   7,148    7,668   13,243   28,282
                  -------       ------  |  ------  -------  -------  -------
                  $90,966      $43,836  | $46,064 $101,342 $166,151 $220,536
                  =======      =======  | ======= ======== ======== ========
Earnings (loss):                        |
 Continuing                             |
  operations      $ 7,310      $ 1,118  |$(13,754) $(27,236)$(49,277)$  (222)
 Discontinued                           |
  operations         (140)         131  |  (6,068)   (8,038) (39,182)(24,547)(1)
 Extraordinary                          |
  credit (2)          -            -    | 125,895       -        -       -
                  -------       ------- |--------  -------- -------- --------
 Net earnings                           |
  (loss)          $ 7,170       $ 1,249 |$106,073  $(35,274)$(88,459)$(24,769)
                 ========       ======= |========  ======== ======== ========
EARNINGS PER SHARE                      |
Primary:                                |
 Earnings from continuing               |
  operations         $.66          $.10 |    *         *         *        *
                     ====          ==== |
 Net earnings        $.65          $.11 |    *         *         *        *
                     ====          ==== |
Fully diluted:                          |
 Earnings from continuing               |
  operations         $.63          $.10 |    *         *         *        *
                     ====          ==== |
 Net earnings        $.61          $.11 |    *         *         *        *
                     ====          ==== |

*  Per share data not meaningful due to reorganization.

BALANCE SHEET DATA

                                         December 31,
                     -----------------------------------------------------
                      1993       1992  |     1991        1990        1989
                                       |
Loans receivable,                      |
 net               $165,575   $208,504 |  $268,041    $306,611    $316,727
Total assets        246,112    291,182 |   360,277     432,077     472,352
Total financing                        |
 arrangements       127,351    145,685 |    29,546      34,967     205,698
Liabilities subject to                 |
 reorganization                        |
 proceedings            -          -   |   218,808     229,477         -
Stockholders' equity                   |
 (deficit)           47,148     36,962 |   (38,322)     (3,227)     85,003

- -----------------------------
(1) Includes operations of First Federal Savings and Loan Association of Charlotte ("First Federal") from June 1, 1989.
(2)    Gain on discharge of debt.
Note: Prior period amounts have been restated to reflect certain assets, liabilities and operating results of First Federal into discontinued operations (see Note 2 of "Notes to Consolidated Financial Statements"). Effective June 30, 1992, the Company implemented "Fresh Start Reporting" in connection with confirmation of the plans of reorganization. No dividends have been paid during the previous five years. See Notes 9 and 13 of "Notes to Consolidated Financial Statements" for discussion of the Company's reorganization and contingencies.




                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                         CONDITION AND RESULTS OF OPERATIONS



       RESULTS OF CONTINUING OPERATIONS

            The Company has implemented, as of June 30, 1992, the recommended accounting for entities emerging from reorganization set forth in Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" issued by the American Institute of Certified Public Accountants ("Fresh Start Reporting"). Accordingly, the Company's assets and liabilities were adjusted to reflect their estimated fair values and the accumulated retained deficit was eliminated. Since July 1, 1992, the Company's financial statements have been prepared as if it were a new reporting entity and a black line separates this financial information from that of the Company prior to reorganization ("Predecessor Company"), since it has not been prepared on a comparable basis.
            Under Fresh Start Reporting, the fair value of the Company's assets and liabilities which remain in continuing operations approximated their historical value at June 30, 1992. Accordingly, the results of operations for the six months ended December 31, 1992 have been combined with that of the Predecessor Company for the six months ended June 30, 1992 (subsequently referred to as "Combined 1992") and, for purposes of management's discussion of results of continuing operations, will be compared to the results of operations for the year ended December 31, 1993 and the results of operations of the Predecessor Company for the year ended December 31, 1991.

            Vacation Ownership
            ------------------
            Gross vacation ownership interval ("VOI") revenues totaled $35.3 million and $26.7 million for the year ended December 31, 1993 and Combined 1992, respectively. During 1993, the Company experienced sales increases at its destination locations in Williamsburg, Virginia and at Branson, Missouri, the Company's newest destination location which began sales efforts in June 1993. Net VOI revenues totaled $34.3 million and $28.8 million for the same respective periods. The increase in gross revenues was offset by a $3 million net increase in deferred revenue related to the percentage of completion method of accounting. Under this method, the portion of revenues attributable to cost incurred as compared to total estimated construction costs and selling expenses, is recognized in the period of sale. The remaining revenue is deferred and recognized as remaining costs are incurred. Net sales decreased in Combined 1992, as compared to 1991, due to (i) the Company matching VOI sales activity with existing inventory levels and (ii) the lack of available financing to support sales and marketing until the Company emerged from reorganization.
            Cost of sales, as a percentage of net revenues, was 29% for the year ended December 31, 1993, 25% for Combined 1992 and 26.9% for the year ended December 31, 1991. Included in VOI revenues and cost of sales for 1993 is $2.6 million and $2.1 million, respectively, related to the Company's new Leisure Plan programs which, as a percentage of related revenues, are higher than the Company's traditional VOI products. The Company anticipates these new programs will make the Company's products more attractive to its customers and thereby increase overall sales volume. The cost of sales percentage of net VOI revenues for 1993, excluding the effect of the Leisure Plan programs, was 24.8%.
            Selling expenses for both VOI and lot sales, as a percentage of related revenues, were 49.4%, 51.6%, and 51.4%, for 1993, Combined 1992, and 1991, respectively. The decrease in 1993 is primarily attributable to efficiencies experienced at the Company's destination locations. The Company's operating strategy includes reducing these costs through a variety of mechanisms, such as decreased reliance on direct mail marketing and increased use of existing property owner referrals and offsite sales contacts. Further efficiencies are expected to be realized as the Company continues to direct its growth opportunities to destination locations which have a higher and more consistent stream of potential customers generated by the existing attractions.

            Homes and Lots
            --------------
            In 1993, sales of homes and lots were concentrated primarily at the Company's development located at Fairfield Glade, Tennessee. Home revenues at Fairfield Glade totaled $4.4 million for 1993, which represented 93% of consolidated home revenues. Net lot sales totaled $7.4 million in 1993, $3.3 million in Combined 1992 and $4.1 million in 1991. Net lot sales for 1993 include $5.4 million at Fairfield Glade as compared to $1.8 million in Combined 1992 and $1.7 million in 1991. The Company anticipates that future sales of homes and lots will continue to be concentrated at Fairfield Glade.
            Cost of lots sold, as a percentage of related revenues, improved to 20.9% for 1993, as compared to 28.9% and 35% for Combined 1992 and 1991, respectively. These improvements are reflective of the lower acquisition and development costs at the Fairfield Glade development.


            Interest Income
            ---------------
            Interest income totaled $24.1 million, $30.8 million and $37.3
        million for 1993, Combined 1992 and 1991, respectively.   These
        decreases are primarily attributable to lower average balances of outstanding contracts receivable ($177.4 million for 1993, $223.8 million for Combined 1992 and $268.6 million for 1991). Interest income is expected to continue to decline in tandem with outstanding receivable balances, as a result of anticipated principal payments exceeding origination of new receivables.

            General and Administrative
            --------------------------
            General and administrative expenses totaled $9.8 million for 1993, $13.1 million for Combined 1992 and $16.4 million in 1991. This improvement has resulted from management's continued emphasis on cost reductions, the curtailment of certain operations and the restructuring of resort site management.

            Other
            -----
            Other revenues for the year ended December 31, 1993 include (i) cash distributions totaling $2 million related to the Company's 35% partnership interest in Harbour Ridge, Ltd., (ii) $.5 million related to the recovery by Fairfield Acceptance Corporation ("FAC") of a previously written-off note receivable and (iii) $.5 million related to the recovery of certain professional fees previously expensed. There were no similar revenues for Combined 1992 or 1991.
            Also included in other revenues and other expenses for 1993 are bulk asset sales and related cost of sales totaling $1.7 million and $1.2 million, respectively. Other revenues and other expenses for Combined 1992 include $7 million and $6.5 million, respectively, related to bulk asset sales and related cost of sales. For 1991, bulk asset sales and related cost of sales totaled $2.4 million and $2.1 million, respectively.





        DISCONTINUED OPERATIONS - FIRST FEDERAL

     In December 1993, Fairfield entered into a letter of intent (the "Letter of Intent") to sell the stock (the "Sale") of its wholly owned subsidiary, First Federal Savings and Loan Association of Charlotte ("First Federal"), to Security Capital Bancorp ("SecCap"). The term of the Letter of Intent has been extended on successive occasions, with the current extension running through March 28, 1994. SecCap and Fairfield have undertaken the preparation and negotiation of definitive agreements setting forth the terms of the Sale, but these agreements have not yet been finalized or signed by the parties. The following discussion of the terms of the Sale is based on the terms of the Letter of Intent, but reflects changes and supplemental information, as a result of negotiations with SecCap concerning the terms of the definitive agreements.

    The purchase price, which is to be paid in cash, is approximately $40.3 million, adjusted for earnings of First Federal from October 1, 1993 through the date of closing, less $1.25 million (the "Purchase Price"). At September 30, 1993, First Federal's consolidated book value was $27.4 million. The amount of First Federal's net earnings for the period from October 1, 1993 through December 31, 1993 was approximately $1.2 million. Up to approximately $1.4 million of the Purchase Price is to be retained by SecCap to securitize Fairfield's obligation to indemnify SecCap against three existing lawsuits/ claims which have been asserted against First Federal (the "Litigation Indemnity"). As part of the proposed transaction, Fairfield is to purchase for cash (a) at book value, net of reserves, up to approximately $22.6 million of certain real estate, classified loans, joint venture interests and other assets owned by First Federal (the "Excluded Assets"), subject to the right of SecCap to elect for First Federal to retain all or part of such assets, and
(b) lot and timeshare contracts receivable and related assets which First Federal previously acquired from Fairfield (the "Contracts Receivable"), having a book value less certain negotiated reserves, and a weighted average yield, at December 31, 1993, of approximately $53.3 million and 11.6%, respectively. Approximately $2.9 million in net book value of the Excluded Assets are to be pledged to SecCap, to provide additional security with respect to both the Litigation Indemnity and the general indemnities under the purchase agreement. Fairfield has certain rights to substitute collateral in connection with such securitization, including the right to substitute $0.60 to $0.70 of cash for every $1.00 of net book value of Excluded Assets so pledged.

     Fairfield expects to utilize (a) a portion of the Purchase Price to fund the purchase of the Excluded Assets and (b) the remaining Purchase Price, plus proceeds from borrowings under its revolving credit agreements with The First National Bank of Boston ("FNBB"), to fund the purchase of the Contracts Receivable. Under Fairfield's revolving credit agreements, in general, within applicable loan limits, $0.75 of additional borrowing availability is created for each $1.00 in outstanding principal balance of qualifying Contracts Receivable pledged to FNBB.

     Fairfield expects to dispose of certain of the Excluded Assets in one or more transactions, and otherwise to monetize the remaining Excluded Assets, following the closing of the sale of First Federal. Any gain resulting from the sale of First Federal may be reduced by additional write-downs of these assets, which may be material, depending upon Fairfield's intended method of disposing of, or monetizing, the Excluded Assets.

     The Sale is subject to numerous conditions, including (a) the negotiation and signature of definitive agreements providing for the Sale, (b) the approval of the Sale by SecCap's Board of Directors and (c) the obtaining of necessary approvals from (i) state and federal regulatory authorities, (ii) FNBB and
(iii) Fairfield's stockholders. There is no assurance that the conditions to closing will be satisfied or that the various regulatory approvals will be obtained on terms satisfactory to the parties. The sale is not expected to close before June 1994.

       First Federal, which previously constituted a separate reporting segment, has been accounted for as a discontinued operation and, accordingly, the consolidated financial statements have been restated to retroactively reflect, as discontinued operations, the respective assets and liabilities sold and the results of operations related thereto.





            The following discussion of First Federal's results of discontinued operations excludes the amortization of Fresh Start Reporting adjustments and combines the operations for the six months ended December 31, 1992 with the operations for the six months ended June 30, 1992 (subsequently referred to as "Combined 1992"), in order that the twelve month periods for 1993, 1992, and 1991 may be compared (Dollars in thousands):

                                                 Combined
                                 1993              1992              1991
Interest income as reported    $15,805           $21,896           $28,208
Interest expense as reported    10,478            14,237            22,402
Fresh start amortization, net      804              (494)             -
                               -------           -------           -------
Net interest income, as
 adjusted                      $ 6,131           $ 7,165           $ 5,806
                               =======           =======           =======

Net yield on interest-
 earning assets                   2.46%             2.70%             1.96%

Average yield on interest-
 earning assets                   7.43%             8.73%             9.50%
Effect of change in yield
 on interest income            $(2,329)          $(2,256)

Average amount of interest-
 earning assets               $249,142          $265,481          $296,802
Effect of change in amount
 on interest income            $(2,340)          $(2,781)

Average rate on interest-
 bearing liabilities              4.84%             5.88%             7.47%
Effect of change in rate
 on interest expense           $(2,464)          $(4,070)

Average amount of interest-
 bearing liabilities          $255,709          $272,227          $300,074
Effect of change in amount
 on interest expense           $(1,171)          $(2,326)

              As compared to Combined 1992, average interest-earning assets decreased $16.3 million in 1993. The reduction in interest-earning assets is reflective of a $29.3 million decrease in mortgage loans receivable which was partially offset by a $12.6 million increase in interest-bearing deposits and investment and mortgage-backed securities. In 1993, mortgage loans have been affected by significant increases in prepayments associated with a decrease in prevailing mortgage rates and First Federal's current policy of selling most of its new originations. Due to current market rates, borrowers may continue to refinance existing loans which would result in increased levels of prepayments. Interest-bearing liabilities decreased in 1993 by $16.5 million due to a decrease in certificates of deposit totaling $21.7 million, which was partially offset by a $5.2 million increase in noncertificate accounts.
            Interest-earning assets decreased $31.3 million in Combined 1992 as compared to 1991 which is attributable primarily to (i) a $20 million decrease in mortgage loans receivable and (ii) a $10.2 million decrease in interest-bearing deposits. Interest-bearing liabilities decreased $27.8 million due to a decrease in certificates of deposit totaling $37.9 million, which was partially offset by a $10.1 million increase in noncertificate accounts.

            During 1993 and 1992, First Federal strived to manage its interest rate spread between interest-earning assets and interest-bearing liabilities. During these periods of excess liquidity and unattractive rates on its investment alternatives, First Federal lowered its rates paid on savings deposits. As a result of this decrease in rates, including those of short and long-term certificates of deposits, the amounts of interest-bearing liabilities decreased as depositors sought higher yielding income producing products, including equity investments.

            First Federal's income from non-interest sources totaled $3 million, $1.8 million, and $2.7 million for 1993, Combined 1992 and 1991, respectively. Service charges on deposit accounts totaled $.7 million for each period. Included in income from non-interest sources for 1993, Combined 1992 and 1991 are gains totaling $.5 million, $.4 million and $.7 million, respectively, related to the sale of $48.4 million, $47 million and $18.6 million, respectively, of first mortgage loans to the Federal Home Loan Mortgage Corporation. Other operating and administrative expenses, consisting primarily of employee compensation and office and branch expenses, totaled $8.5 million, $8.3 million, and $9.6 million for 1993, Combined 1992 and 1991, respectively.

        INTEREST EXPENSE

            Interest expense totaled $14.4 million, $21.5 million, and $29.6 million for 1993, Combined 1992 and 1991, respectively. This downward trend is primarily attributable to reductions in the average outstanding balances of interest-bearing debt ($191.8 million for 1993, $230.5 for Combined 1992 and $264.9 million for 1991), resulting primarily from asset sales and the conveyance of collateral in lieu of foreclosure. In addition, interest expense included fees totaling $.6 million and $1.4 million in Combined 1992 and 1991, respectively, related to the Predecessor Company's reorganization credit facility.

        PROVISION FOR INCOME TAXES

            As of June 30, 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") issued by the Financial Accounting Standards Board. In accordance with SFAS 109, a deferred tax asset or liability is recognized based on the estimated future tax effects attributable to temporary differences and carryforwards. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for the amount of any tax benefits that, based on available evidence, are not expected to be realized. The adoption of SFAS 109 had no material impact on the Company's results of operations or financial position.
            Fresh Start Reporting requires the Company to report federal income tax expense on income before utilization of pre-confirmation net operating loss carryforwards and recognition of the benefit of pre-confirmation deductible temporary differences. Benefits realized from the utilization of pre-confirmation net operating loss carryforwards and recognition of pre-confirmation deductible temporary differences are recorded as reductions of the valuation allowance and as direct additions to paid-in capital. For the year ended December 31, 1993, the Company recorded benefits from the utilization of pre-confirmation tax attributes totaling $3 million.

            At December 31, 1993, the Company had net operating loss carryforwards totaling $37 million which reflects the amount available to offset taxable income in future periods based on the Company's current assessment of the limitations imposed by Internal Revenue Code
        Section 382. Should the Company undergo an ownership change as defined in Section 382 within a specified period after confirmation of the Plans, the pre-confirmation net operating loss carryforwards would be eliminated. Available carryovers expire in the years 2005 through 2007 if not utilized.
            At December 31, 1993, the Company had a total deferred tax liability of $5.3 million. In addition, the Company had deferred tax assets totaling $33.6 million, which were offset by a valuation allowance of $33.6 million. This valuation allowance is attributable to the uncertainty of realization of pre-confirmation net operating loss carryforwards and pre-confirmation deductible temporary differences.

            Variances between the statutory tax provision of the Predecessor Company for the six months ended June 30, 1992 and the year ended December 31, 1991 relate primarily to the gain on the discharge of debt and reorganization expenses in 1992, and to income tax benefits relating to the Predecessor Company's operating losses not recorded in 1991, as there was no assurance that such benefits could be realized.

        FINANCIAL CONDITION

            Total consolidated assets of the Company decreased $45.1 million from December 31, 1992 to December 31, 1993. This decrease is primarily attributable to a $42.9 million decrease in loans receivable resulting primarily from principal payments exceeding origination of new receivables. The fluctuations in cash and financing arrangements reflect the restructuring of the Company's debt in September 1993. In addition, the increase in other assets reflects certain restricted cash accounts, including the reinvestment account, which must be maintained in accordance with the restructured debt agreements (see "Liquidity and Capital Resources").

        IMPACT OF INFLATION

            Although inflation has slowed in recent years, it remains a factor the Company considers. In general, to the extent permitted by competition, the Company passes increased costs on through increased sales prices. The value of a land parcel is determined by factors such as location, zoning, topography and, perhaps most importantly, plans for its ultimate use. As some of these factors change, sometimes as a result of the Company's own actions, the value of the land may increase or decrease independently of inflationary pressures. Management believes that capitalizing interest on land during development reasonably provides for increases in land value due to inflation. Due to the Company's relatively high turnover rate in homes, VOIs, building supplies and consumable goods inventories, historical costs closely approximate current costs. Property and equipment acquired in prior years will generally be replaced at higher costs. These new assets will result in additional depreciation charges, but, in many cases, there are also operating efficiencies. The Company considers these matters in pricing its products and services.

        LIQUIDITY AND CAPITAL RESOURCES

            Cash and cash equivalents of the Company decreased from $24.8 million at December 31, 1992 to $4.5 million at December 31, 1993. During 1993, the Company generated $76.8 million of cash from principal collections on loans receivable (including $20.6 million related to contracts receivable held by First Federal) which was partially offset by $38.2 million of loan originations. Using available cash and proceeds from the restructuring of the Company's debt as described below, the Company used cash (i) to reduce the outstanding balances of its financing arrangements by $35 million and
        (ii) to establish restricted cash accounts totaling $9.3 million relating to Fairfield Funding Corporation's private placement as described below. In addition, the Company's cash decreased due to decreases in other liabilities of $9.1 million, which was partially offset by increases in real estate inventories of $2.5 million.
            On September 28, 1993, Fairfield and certain of its subsidiaries entered into the Amended and Restated Revolving Credit Agreement (the "FCI Agreement") with FNBB. The FCI Agreement provides for revolving loans of up to $25 million (including up to $7 million for letters of credit), bearing interest at FNBB's base rate plus 1.5%. The FCI Agreement also provides for an annual facility fee of 1% of the total commitment. The revolving loans mature on September 28, 1996, if not extended in accordance with the terms of the agreement. The FCI Agreement is collateralized by substantially all of the borrowers' loans receivable and real estate inventories with FAC being a guarantor pursuant to the FCI Agreement. At December 31, 1993, Fairfield had outstanding borrowings under the FCI Agreement totaling $7.9 million, additional borrowing availability of $10.9 million, and outstanding letters of credit totaling $2.6 million.
            On September 28, 1993, FAC entered into the Third Amended and Restated Revolving Credit Agreement (the "FAC Agreement") with FNBB. The FAC Agreement provides for revolving loans of up to $35 million (including up to $1 million for letters of credit), bearing interest at FNBB's base rate plus .75%. The FAC Agreement also provides for an annual facility fee of 1% of the total commitment amount. The revolving loans mature on September 28, 1996, if not extended in accordance with the terms of the agreement. The FAC Agreement is collateralized by certain loans receivable with Fairfield being a guarantor pursuant to the FAC Agreement. At December 31, 1993, FAC had outstanding borrowings under the FAC Agreement totaling $4.3 million and additional borrowing availability of $.1 million.
            On September 30, 1993, Fairfield Funding Corporation ("FFC"), a wholly owned subsidiary of FAC, completed a private placement of $82.7 million of 7.6% Notes (the "FFC Notes") with seven institutional investors. The FFC Notes are secured by and payable from a pool of $91.8 million of contracts receivable purchased from FAC pursuant to the Receivables Purchase Agreement (the "Agreement") among Fairfield as originator, FAC, as seller and FFC, as purchaser. Net proceeds were applied to reduce existing indebtedness, which included repayment of $54.3 million under FAC's previous revolving credit agreement and $12.8 million, including interest, of FAC's 16% subordinated debt.

            The Agreement provides for the principal amounts collected from the contracts receivable pool to be reinvested into additional contracts receivable limited monthly to (i) the availability of eligible contracts as defined in the Agreement and (ii) the amounts accumulated in the reinvestment account. The excess of funds held in the reinvestment account over $6 million is to be used to redeem the FFC Notes. At December 31, 1993, the excess amount in the reinvestment account of $1.1 million is reflected as a reduction in the outstanding principal balance of the FFC Notes. The reinvestment period expires March 31, 1995.
            The Company expects to finance its future cash needs from (i) proceeds from asset sales, (ii) operating cash flows, (iii) contract payments generated from its contracts receivable portfolio, (iv) borrowings under the revolving credit facilities and in the short-term, the securitization of additional eligible contracts receivable during the reinvestment period provided by the FFC Notes, as described above and (v) other financings that it may obtain in the future.

            Discontinued Operations - First Federal
            ---------------------------------------

            The Company has included the operations of First Federal in continuing or discontinued operations based on the respective assets and liabilities to be retained or sold as previously described. Cash flows from First Federal are currently restricted as to use by First Federal and are generally not available to fund any of the Company's other operations. In 1993, principal collections from the contracts receivable included in assets of continuing operations totaled $20.6 million. Once these assets are acquired by Fairfield, the cash flow therefrom will be that of the Company. The following cash flow data reflects the total cash flow from First Federal's operations.
            Cash from operations for First Federal totaled $9.4 million. Cash provided from First Federal's investing activities totaled $2.8 million resulting primarily from $48.9 million in proceeds from the sale of loans to third parties which was partially offset by loan originations exceeding loan collections by $20 million. These transactions were further offset by net increases in investment and mortgage-backed securities of $26 million. Cash used in First Federal's financing activities totaled $34.1 million, resulting primarily from net repayments of advances from the Federal Home Loan Bank of $14 million and a $20.1 million net decrease in savings deposits. Except for previously approved agreements, First Federal may not enter into transactions with or make cash distributions to Fairfield without prior written approval of the Office of Thrift Supervision. In accordance with the terms of its Tax Sharing Agreement, First Federal made payments to Fairfield totaling $.5 million for the year ended December 31, 1993.

            Discontinued Operations - Other
            -------------------------------

            In March 1994, Fairfield sold the stock of its wholly owned subsidiaries, Fairfield Green Valley, Inc. and Fairfield Sunrise Village, Inc. (collectively, the "Arizona Subsidiaries") at its approximate book value. The Arizona Subsidiaries, with assets totaling $25 million at December 31, 1993, conducted Fairfield's Arizona home building business. The consideration received by Fairfield included (i) release of a lien on and transfer to Fairfield of 2,235,294 shares of Fairfield's Common Stock (no book value) owned by the Arizona Subsidiaries and pledged to their primary lender, a subsidiary of Bank of America Arizona (the "Bank"), (ii) release of a mortgage in favor of the Bank on a tract of unimproved property owned by Fairfield, and (iii) release from any further liability to the Bank. At December 31, 1993, the Arizona Subsidiaries had loans of $19.9 million outstanding under their revolving credit agreement with the Bank, bearing interest at rates ranging from 8% to 8.5%. These loans, which were included in net liabilities of discontinued operations at December 31, 1993, were paid off in conjunction with the sale of the Arizona Subsidiaries.






                     REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS




        Stockholders and Board of Directors
        Fairfield Communities, Inc.


        We have audited the accompanying consolidated balance sheets of Fairfield Communities, Inc. and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1993, six months ended December 31, 1992, six months ended June 30, 1992 and year ended December 31, 1991. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fairfield Communities, Inc. and subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for the year ended December 31, 1993, six months ended December 31, 1992, six months ended June 30, 1992 and year ended December 31, 1991, in conformity with generally accepted accounting principles.

                                                   ERNST & YOUNG




        Little Rock, Arkansas
        March 11, 1994




                     FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                              CONSOLIDATED BALANCE SHEETS
                        (DOLLARS IN THOUSANDS, EXCEPT PAR VALUE)

                                                       December 31,
                                                  1993              1992
ASSETS
Cash and cash equivalents                     $   4,475         $  24,835
Loans receivable, net                           165,575           208,504
Real estate inventories                          34,607            30,658
Property and equipment, net                       7,527             8,566
Other assets                                     33,928            18,619
                                               --------          --------
                                               $246,112          $291,182
                                               ========          ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
 Financing arrangements                        $127,351          $145,685
 Deferred revenue                                20,599            20,052
 Other liabilities                               36,192            45,765
 Net liabilities of discontinued operations      14,822            42,718
                                               --------          --------
                                                198,964           254,220
                                               --------          --------

Stockholders' Equity:
 Common stock, $.01 par value,
  25,000,000 shares authorized, 9,565,035
  shares issued and outstanding in 1993
  and 1,424,830 in 1992                             120               120
 Paid-in capital                                 38,609            35,593
 Retained earnings                                8,419             1,249
                                               --------          --------
                                                 47,148            36,962
                                               --------          --------
                                               $246,112          $291,182
                                               ========          ========

See notes to consolidated financial statements.

                 FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                   |  Predecessor Company
                                                   |-----------------------
                                       Six Months  |Six Months
                          Year Ended      Ended    |   Ended      Year Ended
                          December 31, December 31,|  June 30,    December 31,
                             1993          1992    |    1992          1991
                                                   |
REVENUES                                           |
 Vacation ownership, net   $34,332       $15,255   | $ 13,558      $ 34,098
 Homes and lots, net        12,073         5,010   |    4,513        14,226
 Property management        10,876         5,145   |    4,756         8,056
 Interest                   24,089        14,670   |   16,089        37,294
 Other                       9,596         3,756   |    7,148         7,668
                           -------       -------   | --------      --------
                            90,966        43,836   |   46,064       101,342
                           -------       -------   | --------      --------
EXPENSES                                           |
 Vacation ownership          9,942         3,705   |    3,485         9,170
 Homes and lots              5,212         3,283   |    2,908        10,811
 Provision for loan losses   3,252         1,253   |    1,166         4,367
 Selling                    21,850         9,262   |    8,285        21,373
 Property management        11,057         4,893   |    4,710         8,655
 General and administrative  9,836         6,317   |    6,771        16,403
 Interest                   14,449         9,984   |   11,559        29,644
 Other                       4,458         3,326   |    6,770         8,168
                           -------       -------   |  -------      --------
                            80,056        42,023   |   45,654       108,591
                           -------       -------   |  -------      --------
Earnings (loss) from continuing                    |
 operations before reorganization                  |
 expenses                   10,910         1,813   |      410        (7,249)
Reorganization expenses        -             -     |   14,010        19,884
                           -------       -------   |  -------      --------
Earnings (loss) from continuing                    |
operations before provision                        |
 for income taxes           10,910         1,813   |  (13,600)      (27,133)
Provision for income taxes   3,600           695   |      154           103
                           -------       --------  | ---------     ---------
Earnings (loss) from                               |
 continuing operations       7,310         1,118   |  (13,754)      (27,236)
Earnings (loss) from                               |
 discontinued operations,                          |
 net of income tax benefits   (140)          131   |   (6,068)       (8,038)
Extraordinary gain -                               |
 discharge of debt             -             -     |  125,895           -
                           -------        -------  | --------      --------
Net earnings (loss)        $ 7,170        $ 1,249  | $106,073      $(35,274)
                           =======        =======  | ========      ========
EARNINGS PER SHARE                                 |
Primary:                                           |
  Earnings from continuing                         |
   operations                 $.66           $.10  |      *             *
                              ====           ====  |
  Net earnings                $.65           $.11  |      *             *
                              ====           ====  |
Fully diluted:                                     |
  Earnings from continuing                         |
   operations                 $.63           $.10  |      *             *
                              ====           ====  |
Net earnings                  $.61           $.11  |      *             *
                              ====           ====  |

*Per share amounts are neither comparable nor meaningful due to reorganization.

See notes to consolidated financial statements.


                        FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (DOLLARS IN THOUSANDS)

                                                    Retained
                               Common    Paid-In     Earnings
                               Stock     Capital     (Deficit)      Total
                               ------    -------     ---------      -----
Balance, December 31, 1990    $ 1,090    $ 66,482   $ (70,799)   $ (3,227)
  Net loss                        -           -       (35,274)    (35,274)
  Other                            (1)        180         -           179
                              -------    --------   ---------    --------
Balance, December 31, 1991      1,089      66,662    (106,073)    (38,322)
   Net earnings                   -           -       106,073     106,073
 Cancellation of Predecessor
  Fairfield Common Stock       (1,088)    (66,753)        -       (67,841)
 Issuance of Fairfield
  Common Stock                    120      24,521         -        24,641
 Fresh start valuation
  adjustment                      -        10,798         -        10,798
 Other                             (1)         91         -            90
                               ------    --------     --------   --------
Balance, June 30, 1992            120      35,319         -        35,439
 Net earnings                     -           -         1,249       1,249
Utilization of pre-confirmation
 income tax attributes            -           274          -          274
                               ------    --------     --------   --------
Balance, December 31, 1992        120      35,593        1,249     36,962
 Net earnings                     -           -          7,170      7,170
 Utilization of pre-confirmation
  income tax attributes           -         3,016          -        3,016
                               -------   --------      --------  --------
Balance, December 31, 1993     $  120    $ 38,609      $  8,419   $47,148
                               =======   ========      ========  ========

See notes to consolidated financial statements.


                          FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    (DOLLARS IN THOUSANDS)


                                                   |  Predecessor Company
                                                   |-------------------------
                                       Six Months  |Six Months
                           Year Ended     Ended    |  Ended     Year Ended
                          December 31, December 31,| June 30,   December 31,
                              1993         1992    |   1992         1991
                                                   |
OPERATING ACTIVITIES:                              |
  Earnings (loss) from                             |
  continuing operations    $  7,310      $ 1,118   | $(13,754)    $(27,236)
  Adjustments to reconcile                         |
   net earnings (loss) to                          |
   net cash (used in) provided by                  |
    continuing operations:                         |
  Depreciation and                                 |
   amortization               1,127          946   |    1,073       2,985
  Provision for loan losses   3,252        1,253   |    1,166       4,367
 (Earnings) loss from                              |
  unconsolidated affiliates  (1,995)         -     |      -           100
                            -------      -------   | --------     -------
 Changes in operating assets                       |
  and liabilities, net:                            |
   Restricted cash accounts  (9,278)         742   |      123         346
   Other                     (6,660)       2,881   |   19,155      26,458
                            -------      -------   | --------     -------
Net cash (used in) provided                        |
 by operating activities     (6,244)       6,940   |    7,763       7,020
                            -------      -------   | --------     --------
                                                   |
INVESTING ACTIVITIES:                              |
 Net (purchases) proceeds from sales               |
  of property and equipment    (768)          81   |     (738)         63
 Principal collections                             |
  on loans                   76,826       42,600   |   37,119      61,215
 Loans originated                                  |
  or acquired               (38,242)     (11,992)  |  (10,557)    (27,098)
 Net cash received from                            |
  unconsolidated affiliates   2,364        1,091   |      379       2,144
 Net investment activities of                      |
  discontinued operations   (19,262)     (14,245)  |  (16,761)    (39,584)
                           --------      --------  |  -------    --------
 Net cash provided by (used in)                    |
  investing activities       20,918       17,535   |    9,442      (3,260)
                           --------      -------   | --------    --------
                                                   |
FINANCING ACTIVITIES:                              |
  Proceeds from financing                          |
   arrangements             129,797          664   |   68,855     130,562
  Repayments of financing                          |
   arrangements            (164,831)     (12,062)  |  (82,439)   (138,160)
                          ---------     --------   | --------   ---------
  Net cash used in financing                       |
   activities               (35,034)     (11,398)  |  (13,584)     (7,598)
                           --------     --------   | --------    --------
  Net increase (decrease) in cash                  |
   and cash equivalents     (20,360)      13,077   |    3,621      (3,838)
  Cash and cash equivalents,                       |
   beginning of period       24,835       11,758   |    8,137      11,975
                           --------     --------   | --------   ---------
  Cash and cash equivalents,                       |
   end of period          $   4,475     $ 24,835   | $ 11,758    $   8,137
                          =========     ========   | ========    =========

See notes to consolidated financial statements.

                    FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  DECEMBER 31, 1993


   NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   ---------------------------------------------------

Principles of Consolidation
- ---------------------------
      The consolidated financial statements include the accounts of Fairfield Communities, Inc. and its subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation. Certain amounts in the consolidated financial statements of prior years have been reclassified to conform to the 1993 presentation.

Fresh Start Reporting
- ---------------------
      In 1990, Fairfield Communities, Inc. and twelve wholly owned subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. On August 14, 1992, the Bankruptcy Court confirmed the Seventh Amended and Restated Joint Plans of Reorganization and the Second Amended and Restated Joint Plans of Reorganization (collectively, the
"Plans").

      Unless the context requires otherwise, "Fairfield" means Fairfield Communities, Inc., and is successor and survivor of the mergers pursuant to the Plans, "Company" means Fairfield Communities, Inc. and its subsidiaries, "Predecessor Fairfield" means Fairfield prior to the reorganization and "Predecessor Company" means Fairfield and its subsidiaries prior to the reorganization.



      The Company has implemented, as of June 30, 1992, the recommended accounting for entities emerging from reorganization set forth in Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7") issued by the American Institute of Certified Public Accountants ("Fresh Start Reporting"). Accordingly, the Company's assets and liabilities were adjusted to reflect their estimated fair values and the accumulated retained deficit was eliminated. Accordingly, since July 1, 1992, the Company's financial statements have been prepared as if it were a new reporting entity and a black line separates this financial information from that of the Predecessor Company since it has not been prepared on a comparable basis.

   Cash and Cash Equivalents
   -------------------------
        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

   Property and Equipment
   ----------------------
         Property and equipment are recorded at cost and depreciated primarily by the straight-line method based on the estimated useful lives of the assets, ranging from 10 years to 30 years for buildings and from 2 to 6 years for machinery, fixtures and equipment. Additions and improvements are capitalized while maintenance and repairs are expensed as incurred. Asset and accumulated depreciation accounts are relieved for dispositions with resulting gains or losses reflected in operations. Depreciation of assets used directly in the development of projects is capitalized as part of the development costs.


          Earnings Per Share
          ------------------
               Primary earnings per share for the periods subsequent to June 30, 1992 are computed based on the estimated weighted average number of common shares and common equivalent shares deemed to be outstanding during the period. Such shares include those shares issued to the unsecured creditors as authorized by the Plans plus the additional shares to be issued based on an estimate of the remaining unsecured allowed claims (see Note 9). This number of shares has been reduced by the shares held by wholly owned subsidiaries of Fairfield.
               The computation of fully diluted earnings per share further includes (i) the effect, in 1993, of common shares contingently issuable upon the exercise of warrants using the treasury stock method and (ii) 588,235 shares which have been reserved, but not issued, for the benefit of the holders of the Senior Subordinated Secured Notes (the "FCI Notes"). The weighted average number of common shares and common equivalent shares outstanding for the calculation of primary earnings per share was 11,037,765 in 1993 and 11,134,117 for the six months ended December 31, 1992. The weighted average number of shares used to compute earnings per share, assuming full dilution, was 11,692,667 in 1993 and 11,722,352 for the six months ended December 31, 1992.

               Information for the periods through June 30, 1992 relates to periods prior to confirmation of the Plans when the Predecessor Company had a different capital structure than that of the Company. Per share data pertaining to the pre-confirmation periods is, therefore, neither comparable nor meaningful and is not disclosed herein.

          Income Taxes
          ------------
               Income taxes have been provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") since July 1, 1992. Under SFAS 109, deferred tax assets or liabilities are determined based on the estimated future tax effects attributable to temporary differences and carryforwards. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for the amount of any tax benefits that, based on available evidence, are not expected to be realized. Prior to July 1, 1992, the Company accounted for income taxes in accordance with Accounting Principles Board Opinion No. 11.

               Fresh Start Reporting requires the Company to report federal income tax expense on income before utilization of pre-confirmation net operating loss carryforwards and recognition of the benefit of pre-confirmation deductible temporary differences. Benefits realized from utilization of pre-confirmation net operating loss carryforwards and recognition of pre-confirmation deductible temporary differences are recorded as reductions of the valuation allowance and as direct additions to paid-in capital.

          Revenue and Profit Recognition
          -----------------------------
               Vacation Ownership/Lots
               -----------------------
               Vacation ownership is a concept whereby either fixed week intervals or undivided fee simple interests are sold in fully-furnished vacation homes. Generally, vacation ownership intervals ("VOIs") and lots are sold under contracts for deed which provide for a down payment and monthly installments, including interest, for periods up to seven years. Both vacation ownership and lot sales are included in revenues when a 10% minimum down payment (including interest) has been received. Revenue is recognized on the percentage of completion basis and, if appropriate, a valuation discount yielding a market interest rate is applied to the contract balance. Under the percentage of completion method, the portion of revenue applicable to cost incurred, as compared to total estimated construction costs and selling expenses, is recognized in the period of sale. Remaining revenue is deferred and recognized as remaining costs are incurred.

               Homes/Property Sales
               --------------------
               Homes sales are included in revenues when the shelter unit is complete, ready for occupancy and title is transferred to the buyer. Sales of bulk acreage are recognized when title has passed to the buyer, the Company's continuing involvement in the property is limited, if not eliminated, and sufficient nonrefundable funds have been received to reasonably assure the continuing commitment of the buyer.

          Allowance for Loan Losses
          -------------------------

               The Company provides for losses on contracts receivable arising from vacation ownership and lot sales by a charge against earnings at the time of sale at a rate based upon historical cancellation experience. When a contract is cancelled in a year subsequent to the year in which the underlying sale was recorded, the outstanding balance, less recoverable costs, is charged to the allowance for loan losses. When a contract is cancelled in the same year as the related sale, all entries applicable to the sale are reversed and nonrecoverable selling expenses are charged to operations. For financial statement purposes, contracts receivable are considered delinquent and fully reserved if a payment remains unpaid under the following conditions:

                        Percent of Contract        Delinquency
                           Price Paid                 Period
                        -------------------        -----------
                        Less than 25%                90 days
                        25% but less than 50%       120 days
                        50% and over                150 days

          Deposits and Deferred Selling Costs
          -----------------------------------
               Until a contract for sale qualifies for revenue recognition, all payments received are accounted for as deposits. Commissions and other selling costs, directly attributable to the sale, are deferred until the sale is recorded. If a contract is cancelled before qualifying as a sale, nonrecoverable selling expenses are charged to expense and deposits forfeited are credited to income.

          Real Estate Inventories
          -----------------------
               Real estate inventories are valued at the lower of cost or estimated net realizable value. Cost includes land, land improvements, capitalized interest, and a portion of the costs of amenities constructed for the use and benefit of property owners.

               Land and improvement costs are allocated for the purpose of accumulating costs to match with related sales revenues. The Company allocates acquisition and carrying costs to these areas on the acreage or the value basis, as appropriate. Improvement costs in each project are allocated to the appropriate areas on a specific identification basis. Certain amenity costs are allocated on an acreage or benefit basis, as appropriate.

               Unexpended costs for committed improvements to areas from which lots have been sold are calculated using the Company's projections of quantities, timing and cost of work to be completed, including an inflation factor. The projections are reviewed and refined annually based on work completed and current plans for development. The effect of these revised cost estimates is recognized prospectively.

          NOTE 2 - FIRST FEDERAL
          ----------------------

     In December 1993, Fairfield entered into a letter of intent (the "Letter of Intent") to sell the stock (the "Sale") of its wholly owned subsidiary, First Federal Savings and Loan Associaiton of Charlotte ("First Federal"), to Security Capital Bancorp ("SecCap"). The term of the Letter of Intent has been extended on successive occasions, with the current extension running through March 28, 1994. SecCap and Fairfield have undertaken the preparation and negotiation of definitive agreements setting forth the terms of the Sale, but these agreements have not yet been finalized or signed by the parties. The following discussion of the terms of the Sale is based on the terms of the Letter of Intent, but reflects changes and supplemental information, as a result of negotiations with SecCap concerning the terms of the definitive agreements.

     The purchase price, which is to be paid in cash, is approximately $40.3 million, adjusted for earnings of First Federal from October 1, 1993 through the date of closing, less $1.25 million (the "Purchase Price"). At September 30, 1993, First Federal's consolidated book value was $27.4 million. The amount of First Federal's net earnings for the period from October 1, 1993 through December 31, 1993 was approximately $1.2 million. Up to approximately $1.4 million of the Purchase Price is to be retained by SecCap to securitize Fairfield's obligation to indemnify SecCap against three existing lawsuits/ claims which have been asserted against First Federal (the "Litigation Indemnity"). As part of the proposed transaction, Fairfield is to purchase for cash (a) at book value, net of reserves, up to approximately $22.6 million of certain real estate, classified loans, joint venture interests and other assets owned by First Federal (the "Excluded Assets"), subject to the right of SecCap to elect for First Federal to retain all or part of such assets, and (b) lot and timeshare contracts receivable and related assets which First Federal previously acquired from Fairfield (the "Contracts Receivable"), having a book value less certain negotiated reserves, and a weighted average yield, at December 31, 1993, of approximately $53.3 million and 11.6%, respectively. Approximately $2.9 million in net book value of the Excluded Assets are to be pledged to SecCap, to provide additional security with respect to both the Litigation Indemnity and the general indemnities under the purchase agreement. Fairfield has certain rights to substitute collateral in connection with such securitization, including the right to substitute $0.60 to $0.70 of cash for every $1.00 of net book value of Excluded Assets so pledged.

     Fairfield expects to utilize (a) a portion of the Purchase Price to fund the purchase of the Excluded Assets and (b) the remaining Purchase Price, plus proceeds from borrowings under its revolving credit agreements with The First National Bank of Boston ("FNBB") (see Note 6), to fund the purchase of the Contracts Receivable. Under Fairfield's revolving credit agreements, in general, within applicable loan limits, $0.75 of additional borrowing availability is created for each $1.00 in outstanding principal balance of qualifying contracts receivable pledged to FNBB.

     Fairfield expects to dispose of certain of the Excluded Assets in one or more transactions, and otherwise to monetize the remaining Excluded Assets, following the closing of the sale of First Federal. Any gain resulting from the sale of First Federal may be reduced by additional write-downs of these assets, which may be material, depending upon Fairfield's intended method of disposing of, or monetizing, the Excluded Assets.

     The Sale is subject to numerous conditions, including (a) the negotiation and signature of definitive agreements providing for the Sale, (b) the approval of the Sale by SecCap's Board of Directors and (c) the obtaining of necessary approvals from (i) state and federal regulatory authorities, (ii) FNBB and
(iii) Fairfield's stockholders. There is no assurance that the conditions to closing will be satisfied or that the various regulatory approvals will be obtained on terms satisfactory to the parties. The sale is not expected to close before June 1994.


               First Federal, which previously constituted a separate reporting segment, has been accounted for as a discontinued operation and, accordingly, the consolidated financial statements have been restated to retroactively reflect, as discontinued operations, the respective assets and liabilities sold and the results of operations related thereto (see Note 11).




           NOTE 3 - LOANS RECEIVABLE
           -------------------------

           Loans receivable consisted of the following (In thousands):
                                                      December 31,
                                                   1993           1992

            Contracts                            $159,874       $199,784
            Mortgages                              17,366         22,779
                                                 --------       --------
                                                  177,240        222,563
             Less: Allowance for loan losses      (10,992)       (13,284)
             Unamortized valuation discount          (673)          (775)
                                                 --------       --------
                                                 $165,575       $208,504
                                                 ========       ========

                The weighted average stated interest rates on the Company's contracts receivable were 12.3% and 12.2% at December 31, 1993 and 1992, respectively, with interest rates on these receivables
          ranging generally from 7.75% to 15%.   Contractual maturities of
          these receivables within the next five years are as follows:
          1994 - $36.7 million; 1995 - $35.4 million; 1996 - $32.3 million;
          1997 - $25.1 million and 1998 - $17.1 million. The Company's contracts receivable were 98.2% and 96.9% current on a 30-day basis as of December 31, 1993 and 1992, respectively.

          NOTE 4 - VACATION OWNERSHIP SALES
          ---------------------------------

          Vacation ownership sales are summarized as follows (In thousands):

                                         Six Months  |Six Months
                            Year Ended     Ended     |  Ended      Year Ended
                            December 31, December 31,| June 30,   December 31,
                                1993         1992    |   1992         1991
                                                     |
Vacation ownership sales      $35,265      $15,107   | $11,616      $36,061
Less:   Deferred revenue                             |
         on current year                             |
         sales, net            (2,101)         (22)  |  (1,146)      (3,259)
Add:   Deferred revenue on                           |
        prior year sales        1,168          170   |   3,088        1,295
                              -------      -------   |  ------      -------
                              $34,332      $15,255   | $13,558      $34,098
                              =======      =======   | =======      =======

NOTE 5 - REAL ESTATE INVENTORIES
- --------------------------------

         Real estate inventories are summarized as follows (In thousands):

                                                 December 31,
                                            1993              1992
        Land:
         Under development                $ 9,490           $ 4,959
         Undeveloped                       14,771            15,273
                                          -------           -------
                                           24,261            20,232
                                          -------           -------

        Residential housing:
          Vacation ownership                8,759             9,245
          Homes                             1,587             1,181
                                          -------           -------
                                           10,346            10,426
                                          -------           -------
                                          $34,607           $30,658
                                          =======           =======

NOTE 6 - FINANCING ARRANGEMENTS
- -------------------------------
          Financing arrangements are summarized as follows (In thousands):

                                                      December 31,
                                                 1993             1992
         Revolving credit agreements          $ 12,223         $104,101
         Notes payable                         100,358           30,408
         Senior Subordinated Secured Notes      14,770              -   (1)
         Subordinated debt                         -             11,176
                                              --------         --------
                                              $127,351         $145,685
                                              ========         ========

- --------------------------
(1) Included in "Net liabilities of discontinued operations" in 1992 (see Note 11).

        Revolving Credit Agreements
        ---------------------------
               On September 28, 1993, Fairfield and certain of its subsidiaries entered into the Amended and Restated Revolving Credit Agreement (the "FCI Agreement") with FNBB. The FCI Agreement provides for revolving loans of up to $25 million (including up to $7 million for letters of credit), bearing interest at FNBB's base rate plus 1.5%. The FCI Agreement also provides for an annual facility fee of 1% of the total commitment. The revolving loans mature on September 28, 1996, if not extended in accordance with the terms of the agreement. The FCI Agreement is collateralized by substantially all of the borrowers' loans receivable and real estate inventories with Fairfield Acceptance Corporation ("FAC") being a guarantor pursuant to the FCI Agreement. At December 31, 1993, Fairfield had outstanding borrowings under the FCI Agreement totaling $7.9 million, additional borrowing availability of $10.9 million, and outstanding letters of credit totaling $2.6 million.
               On September 28, 1993, FAC entered into the Third Amended and Restated Revolving Credit Agreement (the "FAC Agreement") with FNBB. The FAC Agreement provides for revolving loans of up to $35 million (including up to $1 million for letters of credit), bearing interest at FNBB's base rate plus .75%. The FAC
          Agreement also provides for an annual facility fee of 1% of the total commitment amount. The revolving loans mature on September 28, 1996, if not extended in accordance with the terms of the agreement. The FAC Agreement is collateralized by certain loans receivable with Fairfield being a guarantor pursuant to the FAC Agreement. At December 31, 1993, FAC had outstanding borrowings under the FAC Agreement totaling $4.3 million and additional borrowing availability of $.1 million.

              Information related to revolving credit agreements is summarized as follows (Dollars in thousands):

                                        Six Months  |Six Months
                            Year Ended     Ended    |   Ended     Year Ended
                           December 31, December 31,|  June 30,  December 31,
                               1993         1992    |    1992        1991
                                                    |
Weighted average amount                             |
 outstanding for the period  $74,325     $107,414   | $107,155    $107,118
Weighted average interest                           |
 rate at end of period           7.2%         8.6%  |      8.3%        8.3%
Weighted average interest                           |
 rate for the period (1)         8.2%         8.8%  |      8.6%        9.9%

- -----------------------------

(1)    Annualized for the six months ended December 31, 1992 and June 30, 1992.

      Notes Payable
      -------------
      Notes payable are summarized as follows (Dollars in thousands):

                                       Average
                                      Interest           December 31,
      Collateral                        Rate          1993         1992
      ----------                      --------        ----         ----
      Real estate                       9.9%       $ 13,431      $14,352
      Mortgages                         9.3%          5,368       14,818
      Contracts receivable              7.6%         81,559        1,238
                                                   --------      -------
                                                   $100,358      $30,408
                                                   ========      =======

                       On September 30, 1993, Fairfield Funding Corporation ("FFC"), a wholly owned subsidiary of FAC, completed a private placement of $82.7 million of 7.6% Notes (the "FFC Notes") with seven institutional investors. The FFC Notes are secured by and payable from a pool of $91.8 million of contracts receivable purchased from FAC pursuant to the Receivables Purchase Agreement among Fairfield as originator, FAC, as seller and FFC, as purchaser. Net proceeds were applied to reduce existing indebtedness, which included repayment of $54.3 million under FAC's previous revolving credit agreement and $12.8 million, including interest, of FAC's 16% subordinated debt. As a result of the restructuring and in accordance with the terms of FAC's previous revolving credit agreement, the differential between the interest accrued and paid was forgiven. After payment of a maturity fee and certain other costs, a net gain of $.4 million was recognized on the restructuring transactions.

               The Agreement provides for the principal amounts collected from the contracts receivable pool to be reinvested into additional contracts receivable limited monthly to (i) the availability of eligible contracts as defined in the Agreement and (ii) the amounts accumulated in the reinvestment account. The excess of funds held in the reinvestment account over $6 million is to be used to redeem the FFC Notes. At December 31, 1993, the excess amount in the reinvestment account of $1.1 million is reflected as a reduction in the outstanding principal balance of the FFC Notes. The reinvestment period expires March 31, 1995.
               Maturities of notes payable within the next five years are as follows: 1994 - $3.2 million; 1995 - $17.1 million; 1996 -
          $18.7 million; 1997 - $15.5 million; 1998 - $14.5 million.

               Senior Subordinated Secured Notes
               ---------------------------------

               At December 31, 1993, the Senior Subordinated Secured Notes ("FCI Notes") were collateralized by Fairfield's interest in (i) its Pointe Alexis development in Tarpon Springs, Florida; (ii) Sugar Island limited partnership in St. Croix, U.S. Virgin Islands, and (iii) Harbour Ridge limited partnership in Stuart, Florida. At December 31, 1993, collateral proceeds of $2.2 million were held in escrow to pay accrued interest and to partially redeem the FCI Notes. For financial reporting purposes, the amount held in escrow at December 31, 1993, in excess of accrued interest, has been reflected as a reduction in the outstanding principal balance.
               The FCI Notes bear interest at 10% compounded semi-
          annually and mature on the earlier of (i) the sale of all the collateral, or (ii) the later of (a) 60 days after the FNBB loans have been paid in full or (b) March 1, 1997. The FCI Notes are nonrecourse to Fairfield and its two wholly owned subsidiaries that guarantee the notes. The sole sources of repayment for the FCI Notes consist of the collateral, any proceeds from the sale of the collateral and, as described below, the shares of common stock of Fairfield reserved as additional collateral for the FCI Notes. In the event the proceeds from the sale of the other collateral presently securing the FCI Notes, or the value of any such collateral not sold, is not sufficient to repay the FCI Notes, Fairfield will issue shares of common stock, up to a maximum number equal to what a holder of a $5 million general unsecured claim was entitled to receive on the effective date of the Plans.

          NOTE 7 - DEFERRED REVENUE - ESTIMATED COSTS TO DEVELOP LAND SOLD
          ----------------------------------------------------------------

               At December 31, 1993, estimated cost to complete development work in subdivisions from which lots had been sold totaled $14.7 million. The estimated costs to complete development work within the next five years is as follows:
          1994 - $1.8 million; 1995 - $2.2 million; 1996 - $1.2 million;
          1997 - $.9 million and 1998 - $.6 million.

          NOTE 8 - INCOME TAXES
          ---------------------

               Fresh Start Reporting requires the Company to report federal income tax expense on income before utilization of pre-confirmation net operating loss carryforwards and recognition of the benefit of pre-confirmation deductible temporary differences. Benefits realized from the utilization of pre-confirmation net operating loss carryforwards and recognition of pre-confirmation deductible temporary differences are recorded as reductions of the valuation allowance and as direct additions to paid-in capital.

               At December 31, 1993, the Company had net operating loss carryforwards totaling $37 million which reflects the amount available to offset taxable income in future periods based on the Company's current assessment of the limitations imposed by Internal Revenue Code Section 382. Should the Company undergo an ownership change as defined in Section 382 within a specified period after confirmation of the Plans, the pre-confirmation net operating loss carryforwards would be eliminated. Available carryovers expire in the years 2005 through 2007 if not utilized.
               At December 31, 1993, the Company had a total deferred tax liability of $5.3 million. In addition, the Company had deferred tax assets totaling $33.6 million, which were offset by a valuation allowance of $33.6 million. This valuation allowance is attributable to the uncertainty of realization of pre-confirmation net operating loss carryforwards and pre-confirmation deductible temporary differences. The reduction in the valuation allowance from $43 million at December 31, 1992 results from (i) the utilization of pre-confirmation tax attributes totaling $3 million recorded as a direct addition to paid-in capital and (ii) the refinement of prior year estimates of certain deferred tax assets, including net operating loss carryforwards and tax credits subject to the limitations of Internal Revenue Code Section 382 ($6.4 million).
          Substantially all of the valuation allowance at December 31, 1993 relates to pre-confirmation tax attributes.
               The federal income tax equivalent provision (benefit) is reflected in the consolidated statements of operations as follows (In thousands):

                                     Six Months  |Six Months
                         Year Ended     Ended    |  Ended      Year Ended
                        December 31, December 31,| June 30,   December 31,
                            1993         1992    |   1992         1991
                                                 |
Continuing operations      $3,600        $695    |   $154         $103
Discontinued operations      (443)        (37)   |     -            -
                           ------        ----    |   ----         ----
                           $3,157        $658    |   $154         $103
                           ======        ====    |   ====         ====
                                                 |
Utilization of pre-confirmation                  |
 income tax attributes as a                      |
 direct addition to paid-in                      |
 capital                   $3,016        $274    |    N/A          N/A
                           ======        ====    |

    Components of the provision for income taxes on continuing operations are as follows (In thousands):

                                      Six Months  |Six Months
                           Year Ended    Ended    |  Ended      Year Ended
                          December 31,December 31,| June 30,    December 31,
                              1993        1992    |   1992         1991
                                                  |
Current:                                          |
  Federal                    $  -         $216    |   $ -          $ -
  State                         371        161    |     154         103
                             ------       ----    |   -----        ----
                                371        377    |    $154        $103
                             ------       ----    |   =====        =====
Deferred:                                         |
  Federal                     2,846        274    |
  State                         383         44    |
                             ------       ----    |
                              3,229        318    |
                             ------       ----    |
                             $3,600       $695    |
                             ======       ====    |

- ------------------------------
     Components of the variance between taxes computed at the expected federal statutory income tax rate and the provision for income taxes on continuing operations are as follows (In thousands):

                                        Six Months  | Six Months
                             Year Ended    Ended    |   Ended     Year Ended
                            December 31,December 31,|  June 30,  December 31,
                                1993       1992     |    1992        1991
                                                    |
Statutory tax provision                             |
 (benefit)                     $3,709      $616     |  $36,117     $(11,110)
State income taxes, net of                          |
 federal benefit                  498       107     |      151          101
Bad debt deduction -                                |
 First Federal                    -         -       |      (38)       1,343
Adjustment relating to tax                          |
 benefits not recorded in the                       |
consolidated financial                              |
 statements (1)                   -         -       |    2,781       10,189
Gain on discharge of debt         -         -       |  (42,804)         -
Reorganization expenses           -         -       |    4,089          -
Other                            (607)      (28)    |     (142)         (420)
                               ------      ----     | --------     ---------
Provision for income taxes     $3,600      $695     | $    154     $     103
                               ======      =====    | ========     =========


(1) Income tax benefits relating to the Company's operating losses were not recorded as there was no assurance that such benefits would be realized.






  Deferred tax assets (deductible temporary differences) consisted of the following (In thousands):

                                                     December 31,
                                                1993              1992
 Net operating loss carryforwards             $14,111           $11,138
 Loan and cancellation loss reserves            7,081             6,636
 Tax over book basis in inventory               3,394             8,375
 Deferred revenue                               2,425             3,791
 Accrual for discontinued operations            2,381             6,848
 Credit carryforwards                           1,882             2,033
 Accrued expenses and reserves                  1,467             1,830
 Other                                            908             2,323
                                              -------           -------
                                               33,649            42,974
 Less:  Valuation allowance                   (33,649)          (42,974)
                                             --------          --------
                                             $    -            $    -
                                             ========          =========

 Deferred tax liabilities (taxable temporary differences) consisted of the following (In thousands):

                                                  December 31,
                                             1993               1992
Book over tax basis of assets               $2,398             $1,042
Book asset adjustments for Fresh Start
 Reporting                                   1,276              2,091
Basis in partnership assets                  1,239              1,005
Other                                          370                581
                                            ------             ------
                                            $5,283             $4,719
                                            ======             ======

               NOTE 9 - STOCKHOLDERS' EQUITY
               -----------------------------

               Pursuant to the Plans, all of the outstanding Common Stock of Predecessor Fairfield was cancelled effective September 1, 1992. Fairfield is authorized to issue 25,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share. The rights and preferences of shares of authorized but unissued Preferred Stock are to be established by Fairfield's Board of Directors at the time of issuance.
               As of December 31, 1993, Fairfield has issued 11,960,330 shares of Common Stock to holders of unsecured resolved claims, of which 2,395,295 shares were held by wholly owned subsidiaries. In accordance with the Plans, Fairfield will issue additional shares as the remaining unsecured claims are resolved. The ultimate amount of allowed unsecured claims and the timing of the resolution of claims is largely within the control of the Bankruptcy Court. However, based upon available information, Fairfield presently estimates that approximately 13,144,000 shares of Common Stock will be issued, including shares held by wholly owned subsidiaries (see Note 11). Additionally, 588,235 shares have been reserved, but not issued, for the benefit of the holders of the FCI Notes (see Note 6).

               The Pagosa Lakes Property Owners Association and Archuleta County have filed claims in the Bankruptcy Court for approximately $10.4 million and $9.7 million, respectively, for promised improvements to be constructed at the Pagosa, Colorado resort site and other matters. The above claims estimate includes these claims, which are acknowledged to be largely duplicative, at $6 million. Fairfield has pending summary judgment motions before the Bankruptcy Court, which are expected to be ruled upon in April, 1994. If such motions are granted in whole or in part, the estimated amount of allowed claims may be correspondingly reduced. If summary judgment is not granted, trial is scheduled for May, 1994.
               Fairfield's First Amended and Restated 1992 Warrant Plan (the "1992 Plan") provides for the grant of nonqualified stock warrants to certain key employees and directors to purchase up to 1,000,000 shares of Common Stock. Warrants under the 1992 Plan are to be granted at prices not less than the fair market value of such shares on the date of grant and may be exercisable for periods of up to 10 years from the date of grant. During 1992, the Board of Directors granted warrants to purchase a total of 350,000 shares, at an exercise price of $3.00 per share, with 25% of such awards effective September 1, 1992 and additional 25% increments effective on each anniversary date thereafter. During 1993, the Board of Directors granted warrants to purchase a total of 450,000 shares. These warrants were granted effective October 1, 1993, at an exercise price of $3.00 per share, of which 20% of the shares become exercisable on each of the first through fifth anniversaries from the date of grant. No warrants issued pursuant to the 1992 Plan have been cancelled and, at December 31, 1993, warrants for 175,000 shares were exercisable.
               In accordance with the Plans, Fairfield adopted a Rights Agreement which provides for the issuance of one right for each outstanding share of Fairfield's Common Stock. The rights, which entitle the holder to purchase from Fairfield one one-hundredth of a share of Series A Junior Participating Preferred Stock at $25 per share, become exercisable (i) ten days after a person becomes the beneficial holder of 20% or more of Fairfield's Common Stock, other than pursuant to a cash tender offer for all outstanding shares, or (ii) ten business days following the commencement of a tender or exchange offer for at least 20% of Fairfield's Common Stock. Fairfield may redeem the rights at $.01 per right under certain circumstances. The rights expire on September 1, 2002.
               The FCI Agreement prohibits Fairfield from paying any dividends or other distributions on its Common Stock, other than dividends payable solely in shares of Common Stock.

         NOTE 10 - FAIRFIELD ACCEPTANCE CORPORATION
         ------------------------------------------

    Condensed consolidated financial information for FAC is summarized as follows (In thousands):
                         CONDENSED CONSOLIDATED BALANCE SHEETS

                                                  December 31,
                                            1993                1992
ASSETS
  Cash                                    $    711           $  5,951
  Loans receivable, net                     94,668            105,891
  Restricted cash and escrow accounts       10,602              1,324
  Due from parent                            7,392                204
  Other assets                               3,113              1.133
                                         ---------           --------
                                          $116,486           $114,503
                                          ========           ========

LIABILITIES AND EQUITY
 Financing arrangements                   $ 85,842           $ 87,711
 Accrued interest and other liabilities        745              2,862
 Equity                                     29,899             23,930
                                          --------           --------
                                          $116,486           $114,503
                                         =========           ========

                  CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                         Six Months  |Six Months
                             Year Ended     Ended    |  Ended     Year Ended
                            December 31, December 31,| June 30,  December 31,
                                1993         1992    |   1992        1991
                                                     |
Revenues                      $14,582       $7,580   |  $7,438     $15,269
Expenses                        8,198        4,878   |   4,319       9,352
                              -------       ------   |  ------     --------
Earnings before                                      |
 reorganization expenses        6,384        2,702   |   3,119       5,917
Reorganization expenses           -            -     |   3,582       1,675
Provision for income taxes      2,444        1,035   |     435       2,246
                              -------       ------   |  ------      ------
Earnings (loss) before                               |
 extraordinary credit           3,940        1,667   |    (898)      1,996
Extraordinary credit -                               |
 realization of net                                  |
 operating loss carryforwards     -            -     |     435       2,246
                              -------       ------   |  ------     -------
Net earnings (loss)           $ 3,940       $1,667   |  $ (436)    $ 4,242
                              =======       ======   |  ======     =======

   In accordance with the terms of the Amended and Restated Operating Agreement entered into on September 1, 1992 (the "Operating Agreement"), FAC is permitted to purchase eligible receivables from Fairfield for a price equal to $.94 per $1.00 of such receivables. Fairfield is required by the Operating Agreement to repurchase defaulted receivables from FAC at a price equal to $.75 per $1.00 or substitute an eligible receivable on the basis of $.85 per $1.00 of such receivables. During 1993 and 1992, FAC purchased receivables from Fairfield with outstanding principal balances of $25.4 million and $33.7 million, respectively.

          NOTE 11 - DISCONTINUED OPERATIONS
          ---------------------------------

               In November 1993, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin #93 which expressed the view of the SEC staff regarding accounting and related disclosures pertaining to discontinued operations. In the staff's view, the estimates necessary for accounting for a business as discontinued cannot be developed with sufficient reliability if projections beyond 12 months from the measurement date are required by the disposal plan. As the Company had certain assets included in discontinued operations which had a planned disposal date beyond 12 months, the Company reviewed its plans of disposal of discontinued operations and determined that such assets and related liabilities should be reclassified into continuing operations. Real estate inventories and other assets having net realizable values of $6.4 million and $5 million, respectively, were reclassified as of December 31, 1993 into continuing operations. These assets partially collateralize the FCI Notes, which had an outstanding principal balance of $14.8 million at December 31, 1993, and which were also reclassified into continuing operations as of December 31, 1993 (see Note 6). The Company is continuing its business plan to dispose of its remaining resort amenity operations, consisting primarily of resort-based restaurants, golf courses and recreation centers. In addition, certain assets and liabilities of First Federal, which are to be sold, are included in discontinued operations (see Note 2).



  Condensed financial information of discontinued operations is as follows (In thousands):

                                                   December 31,
                                               1993           1992
FIRST FEDERAL
 Loans receivable, net                      $157,178       $169,533
 Real estate owned                            15,322         20,846
 Investment and mortgage-backed securities    76,708         51,756
 Other                                        29,681         51,095
                                            --------       --------
                                             278,889        293,230
 Savings deposits                           (276,672)      (298,640)
 Advances from Federal Home Loan Bank        (20,907)       (35,127)
 Other liabilities                            (4,603)        (4,469)
                                            --------       --------
                                             (23,293)       (45,006)
                                            --------       --------
OTHER
 Real estate inventories                      15,652         33,241
 Property and equipment                       21,429         35,039
 Other assets                                    -            5,153
                                            --------       --------
                                              37,081         73,433
 Revolving credit agreements                 (19,933)       (33,693)
 Notes payable                                (2,458)        (5,567)
 FCI Notes                                       -          (26,110)
 Accrual for losses                           (6,219)        (5,775)
                                            --------       --------
                                               8,471          2,288
                                            --------       --------
 Net liabilities of discontinued operations $(14,822)      $(42,718)
                                            ========       ========

                                         Six Months  |Six Months
                              Year Ended    Ended    |  Ended    Year Ended
                             December 31,December 31,| June 30, December 31,
                                 1993       1992     |   1992        1991
                                                     |
Revenues:                                            |
 First Federal                 $18,762    $10,098    |  $13,375  $  30,935
 Other                          47,737     37,911    |   27,000     72,372
                               -------    -------    |  -------  ---------
                               $66,499    $48,009    |  $40,375   $103,307
                               =======    =======    |  =======   ========
Allocated interest (1):                              |
 First Federal                 $10,478    $ 5,439    |  $ 8,798   $ 22,403
 Other                           3,110      2,196    |    2,663      7,109
                               -------    -------    |  -------   --------
                               $13,588    $ 7,635    |  $11,461   $ 29,512
                               =======    =======    |  =======   ========
Gains (losses) on asset disposals                    |
 - Other                       $   -      $   -      |  $(7,826)  $  1,580
Operating gains (losses):                            |
 First Federal                    (140)       131    |      470     (5,544)
Other                              -          -      |    1,288     (4,074)
                               -------    -------    |  -------    -------
Earnings (loss) from                                 |
 discontinued operations      $   (140)   $   131    |  $(6,068)   $ (8,038)
                              ========    =======    |  =======    ========

- ---------------------------
(1) Interest expense is allocated to discontinued operations based on debt that can be specifically attributed to these operations.

 Certain additional information related to discontinued operations is summarized as follows:

 FIRST FEDERAL

 Loans Receivable
- ----------------
    Loans receivable consist of the following (In thousands):

                                                        December 31,
                                                      1993       1992
     Real estate - mortgage                        $141,043    $149,780
     Real estate - construction                       8,074       8,379
     Consumer and other                               9,780      10,236
                                                   --------    --------
                                                    158,897     168,395
     Add (less):
      Loans in process                               (2,510)     (2,140)
      Accounting premium                              3,039       4,607
      Allowance for loan losses                      (2,248)     (1,329)
                                                   --------    --------
                                                   $157,178    $169,533
                                                   ========    ========

    At December 31, 1993, First Federal was servicing $138 million in loans that it had previously sold. The amount of loans sold by First Federal and subject to recourse provisions at December 31, 1993 totaled $17.3 million. Loans and mortgage-backed securities totaling $36 million at December 31, 1993 were pledged as collateral for advances from the Federal Home Loan Bank.

     Savings Deposits
     ----------------
   Savings deposits and related weighted average rates consisted of the following (Dollars in thousands):

                              December 31,             December 31,
                                  1993                     1992
                                      Average                  Average
                           Balance      Rate         Balance     Rate
NOW demand accounts       $ 18,532     1.97%         $ 16,238    2.80%
Passbook and statement
accounts                    13,853     2.54            13,975    3.05
Money market accounts       40,359     2.89            39,352    3.60
Term certificates          202,108     5.27           225,363    5.73
                          --------                   --------
                           274,852     4.56%          294,928    5.15%
                                       ====                      ====
Accounting premium           1,820                      3,712
                          --------                   ---------
                          $276,672                   $298,640
                          ========                   =========

              Regulatory Matters
              ------------------
              On September 29, 1992, the OTS, together with the other federal banking regulatory agencies, adopted rules to implement the "prompt corrective action" provisions of Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). Under the new rules, which were effective December 19, 1992, a savings association is deemed to be "well capitalized", if it has a total Risk-based Capital ratio of 10% or greater, a Tier 1 Risk-based Capital ratio of 6% or greater (Tier 1 Capital is defined as Core Capital), a Leverage ratio of 5% or greater and is not subject to any order to meet and maintain a specific capital level. At December 31, 1993, First Federal had a total Risk-based Capital ratio of 14.00%, and a Tier 1 Risk-based Capital ratio and a Leverage ratio of 8.35%.

              Transactions With Fairfield
              ---------------------------
              Fairfield and First Federal have entered into a Remarketing Agreement whereby Fairfield uses its best efforts to remarket VOIs and lots underlying cancelled First Federal contracts receivable and replaces those contracts with new contracts generated by the remarketing efforts. Pursuant to the Remarketing Agreement, Fairfield receives for its remarketing efforts up to 40% of cash sales and all down payments up to 50% of the gross sales price of the remarketed inventory. During 1993 and 1992, Fairfield remarketed, at amounts approximating book value, $1.2 million and $1.3 million, respectively, of VOIs and lots underlying First Federal's cancelled contracts receivable. At December 31, 1993, the balance of unremarketed cancelled contracts receivable, including accrued interest thereon, was $3.7 million (the "Defaulted Contract Account").

              Fairfield and First Federal have also entered into a Tax Sharing Agreement which provides that First Federal may retain up to 50% of amounts owed thereunder to reduce the Defaulted Contract Account. During 1993 and 1992, First Federal paid $.5 million and $2.7 million, respectively, to Fairfield and applied $.5 million and $1.2 million, respectively, to the Defaulted Contract Account in accordance with the Tax Sharing Agreement. Upon reduction of the Defaulted Contract Account to zero and compliance with certain other financial covenants, Fairfield will be entitled to receive all cash proceeds generated from the remarketing effort and all cash payments to which it is entitled under the Tax Sharing Agreement. Except for previously approved agreements, First Federal may not enter into transactions with or make cash distributions to Fairfield without prior written approval of the OTS. The Defaulted Contract Account will be settled upon the sale of First Federal.

              OTHER

              In March 1994, Fairfield sold the stock of its wholly owned subsidiaries, Fairfield Green Valley, Inc. and Fairfield Sunrise Village, Inc. (collectively, the "Arizona Subsidiaries") at its approximate book value. The Arizona Subsidiaries, with assets totaling $25 million at December 31, 1993, conducted Fairfield's Arizona home building business. The consideration received by Fairfield included (i) release of a lien on and transfer to Fairfield of 2,235,294 shares of Fairfield's Common Stock (no book value) owned by the Arizona Subsidiaries and pledged to their primary lender, a subsidiary of Bank of America Arizona (the "Bank"), (ii) release of a mortgage in favor of the Bank on a tract of unimproved property owned by Fairfield, and (iii) release from any further liability to the Bank. At December 31, 1993, the Arizona Subsidiaries had loans of $19.9 million outstanding under their revolving credit agreement with the Bank, bearing interest at rates ranging from 8% to 8.5%. These loans, which are included in net liabilities of discontinued operations at December 31, 1993, were paid off in conjunction with the sale of the Arizona Subsidiaries. Subsequent to the closing, Fairfield recorded the shares of its Common Stock previously owned by the Arizona Subsidiaries as treasury stock.


          NOTE 12 - SUPPLEMENTAL INFORMATION
         -----------------------------------

               Fairfield has a profit sharing plan covering substantially all employees, with one year or more of credited service. Contributions to the plan are determined annually by the Board of Directors and the amount approved for 1993 totaled $527,769. There were no contributions for 1992 or 1991.
               Reorganization expenses paid totaled $5.3 million, $3.4 million, $5.5 million and $14.3 million for the year ended December 31, 1993, the six months ended December 31, 1992, the six months ended June 30, 1992 and the year ended December 31, 1991, respectively.

               Interest paid on financing arrangements, including debt collateralized principally by assets of discontinued operations, totaled $23.3 million, $16.6 million, $22 million and $58.8 million for the year ended December 31, 1993, the six months ended December 31, 1992, the six months ended June 30, 1992 and the year ended December 31, 1991, respectively. Of these amounts, $11.1 million, $7.2 million, $12 million, and $31.2 million, respectively, were related to First Federal.
               Other revenues for the year ended December 31, 1993 include
          (i) cash distributions totaling $2 million related to the Company's 35% partnership interest in Harbour Ridge, Ltd., (ii) $.5 million related to the recovery by FAC of a previously written-off note receivable and (iii) $.5 million related to the recovery of certain professional fees previously expensed. Also included in other revenues and other expenses for 1993 are bulk asset sales and related cost of sales totaling $1.7 million and $1.2 million, respectively. Bulk asset sales and related cost of sales totaled $2.2 million and $1.8 million, respectively, for the six months ended December 31, 1992 and $4.8 million and $4.7 million, respectively, for the six months ended June 30, 1992. For 1991, bulk asset sales and related cost of sales totaled $2.4 million and $2.1 million, respectively.

          NOTE 13 - CONTINGENCIES
          -----------------------

               In June 1992, the Pagosa Lakes Property Owners Association ("PLPOA") filed an adversary proceeding in the Bankruptcy Court for the Eastern District of Arkansas, Western Division (the "Bankruptcy Court") asserting equitable ownership or lien interests in certain recreational amenities, including golf courses. In March 1994, the Bankruptcy Court issued its decision upholding Fairfield's ownership of the Pagosa recreational amenities, subject to a restrictive covenant allowing Pagosa property owners and their guests to use the recreational amenities. The time has not yet run for the PLPOA to appeal the
          Bankruptcy Court's decision.   Fairfield's ability to dispose of
          the recreational amenities at Pagosa is restricted until the claim is finally resolved.

               In August 1992, the PLPOA filed an appeal of the Bankruptcy Court's final order confirming Fairfield's plan of reorganization. This appeal is pending before the United States District Court, Eastern District of Arkansas, Western Division. The basis for the appeal is the PLPOA's position that Fairfield should have been required to resolicit the plan of reorganization due to its amendment in accordance with the Bankruptcy Court's conditional confirmation order to eliminate any recovery for Fairfield's previous stockholders. The Bankruptcy Court rejected this argument, finding that the property owner group lacked standing to raise this issue, and in management's opinion, the appeal is without merit and moot, since the plan of reorganization has been substantially implemented. The issues on appeal have been briefed, but no decision has been rendered.

               On or about July 21, 1993 and September 9, 1993, two lawsuits (the "Recreation Fee Litigation") were filed by 29 individuals and a company against Fairfield in the District Court of Archuleta County, Colorado. The Recreation Fee Litigation, which seeks certification as class actions, alleges that Fairfield and its predecessors in interest wrongfully imposed an annual recreation fee on owners of lots, condominiums, townhouses, VOIs and single family residences in Fairfield's Pagosa, Colorado development. The amount of the recreation fee, which was adopted in August, 1983, is $180 per lot, condominium, townhouse and single family residence subject to the fee and $360 per unit for VOIs. The Recreation Fee Litigation in general seeks (a) a declaratory judgment that the recreation fee is invalid; (b) the refund, with interest, of the recreation fees which were allegedly improperly collected by Fairfield; (c) damages arising from Fairfield's allegedly improper attempts to collect the recreation fee (i) in an amount of not less than $1,000 per lot in one case and (ii) in an unstated amount in the other case; (d) punitive damages; and (e) recovery of costs and expenses, including attorneys' fees. The court has not yet ruled on whether or not the Recreation Fee Litigation will be allowed to proceed as class actions or on whether the cases will be consolidated. Because of the preliminary nature of the litigation and uncertainty concerning the time period covered by the suits' allegations, Fairfield is unable to determine with any certainty the dollar amount sought by plaintiffs, but believes it to be material.
               On November 3, 1993, Fairfield filed an adversary proceeding in the Bankruptcy Court, alleging that the Recreation Fee Litigation violates the discharge granted to Fairfield in its Chapter 11 bankruptcy reorganization and the injunction issued by the Bankruptcy Court against prosecution of any claims discharged in the bankruptcy proceedings. The Colorado State Court separately has stayed further proceedings in the Recreation Fee Litigation pending decision by the Bankruptcy Court.

               Fairfield intends to defend vigorously the Recreation Fee Litigation. Fairfield has previously implemented recreation fee charges at certain other of its resort sites which are not subject to the pending action.
               On December 10, 1993, Charlotte T. Curry, who purchased a lot from Fairfield under an installment sale contract subsequently sold to First Federal, filed suit against First Federal, currently pending in Superior Court in Mecklenburg County, North Carolina, alleging breach of contract, breach of fiduciary duty and unfair trade practices. The litigation, which seeks class action certification, contests the method by which Fairfield calculated refunds for lot purchasers whose installment sale contracts were canceled due to failure to complete payment of the deferred purchase price for the lot. Most installment lot sale contracts require Fairfield to refund to a defaulting purchaser the amount paid in principal, after deducting the greater of (a) 15% of the purchase price of the lot or (b) Fairfield's actual damages. The plaintiff disputes Fairfield's method of calculating damages, which has historically included certain sales, marketing and other expenses. In the case of Ms. Curry's lot, the amount of refund claimed as having been improperly retained is approximately $3,600. Fairfield estimates that the potential number of people who might be included in the class definition in the Curry litigation against First Federal (including certain people subject to statute of limitation and other defenses and contracts where Fairfield, instead of First Federal, was economically the party at interest) is less than 165 lot purchasers, with refund claims amounting in the aggregate to several hundred thousand dollars. The Curry lawsuit seeks damages, punitive damages, treble damages under North Carolina law for unfair trade practices, prejudgment interest and attorney's fees and costs.

               First Federal intends to defend the Curry litigation vigorously. Fairfield also cancels defaulted lot installment sales contracts owned by it and its subsidiaries (other than First Federal), using the same method of calculating refunds as is at issue in the Curry litigation.




         NOTE 14 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
         -----------------------------------------------------------
         AND CONCENTRATIONS OF CREDIT RISK
         ---------------------------------

               The Company, primarily through its ownership of First Federal, is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to the fluctuations in interest rates. These financial instruments include loans receivable sold to third parties subject to repurchase agreements and commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the financial statements. The contract amount reflects the extent of involvement the Company has in particular classes of financial instruments.

               The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Unless noted otherwise, the Company does not require collateral or other security to support financial instruments with off-balance-sheet risk. At December 31, 1993, First Federal had commitments to extend credit for secured loans totaling $9.1 million and loans sold subject to repurchase agreements of $17.3 million. At December 31, 1993, First Federal had purchased special risk insurance against this recourse obligation related to $12.6 million of loan sales. As a result of the planned disposal of First Federal, the Company's exposure to credit loss related to financial instruments with off-balance-sheet risk will be reduced (see Note 2).
               The Company's business activities are regionally diversified, with significant operations in Arkansas, Virginia and North Carolina. The Company had $159.9 million of contracts receivable outstanding at December 31, 1993. These contracts receivable are regionally diversified. A minimum downpayment of 15% is generally required for purchases financed by the contracts receivable.

          NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS
          ---------------------------------------------

               The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 1993:
               Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximated its fair value.

               Loans receivable: For First Federal's real estate construction loans, which have a weighted average maturity of less than one year, fair values approximated the carrying values. The fair values for First Federal's real estate mortgage and consumer and other loans are estimated using
               (i) discounted cash flow analyses, (ii) interest rates currently being offered for loans with similar terms to borrowers of similar credit quality and (iii) prepayment rates published by the Federal Home Loan Bank. At December 31, 1993, the carrying amount of such loans approximated the fair value. The estimated fair values of contracts receivable approximated their carrying amounts based on prior year third-party valuations and consideration of market rate fluctuations since that time. The carrying amounts of accrued interest and Fairfield's mortgages receivable approximate their fair values.

               Investment and mortgage-backed securities: The fair values for investment and mortgage-backed securities are based on quoted market prices, where available. If quoted market prices are not available, fair values based on quoted market prices of comparable instruments are used. At December 31, 1993, the carrying amounts of these assets approximated the fair values.

               Financing arrangements and debt collateralized principally by assets of discontinued operations: The carrying amounts of the Company's borrowings under its revolving credit agreements and notes payable approximate their fair values at December 31, 1993. The fair values of Advances from the Federal Home Loan Bank are estimated using discounted cash flow analyses, based on rates currently available to First Federal for advances with similar terms and remaining maturities. Such fair values approximated the carrying values at December 31, 1993.

               Savings deposits: The fair values for demand deposits, passbook and statement savings, and money market accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates in First Federal's market area to a schedule of aggregated expected monthly maturities of such deposits. Such fair values approximated the carrying amounts at December 31, 1993.














































NOTE 16 - UNAUDITED CONSOLIDATED QUARTERLY FINANCIAL DATA
- ---------------------------------------------------------
DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                          Year Ended December 31, 1993
                                     ------------------------------------
                                     First     Second     Third     Fourth
                                    Quarter    Quarter   Quarter    Quarter
                                    ------     -------   -------    -------
Total revenues                      $16,453    $25,956   $26,722    $21,835
Total expenses                       16,126     21,015    22,480     20,435
                                    -------    -------   -------    -------
Earnings from continuing operations
 before provision for income taxes      327      4,941     4,242      1,400
Provision for income taxes              218      1,624     1,707         51
                                    -------    -------   -------    -------
Earnings from continuing operations     109      3,317     2,535      1,349
Earnings (loss) from discontinued
 operations                             (23)         5      (156)        34
                                    -------    -------   -------    -------
Net earnings                        $    86    $ 3,322   $ 2,379    $ 1,383
                                    =======    =======   =======    =======

EARNINGS PER SHARE
Primary:
 Earnings from continuing operations   $.01      $.30       $.23       $.13
                                       ====      ====       ====       ====
 Net earnings                          $.01      $.30       $.21       $.13
                                       ====      ====       ====       ====
Fully diluted:
 Earnings from continuing operations   $.01      $.28       $.22       $.12
                                       ====      ====       ====       ====
Net earnings                           $.01      $.28       $.20       $.12
                                       ====      ====       ====       ====

                                       Six Months Ended  |  Six Months Ended
                                        June 30, 1992    | December 31, 1992
                                       ----------------- |  -----------------
                                       First     Second  |  Third     Fourth
                                      Quarter    Quarter | Quarter    Quarter
                                                         |
Total revenues                        $20,444   $ 25,620 | $22,986    $20,850
Total expenses                         20,325     25,329 |  21,958     20,065
                                      -------   -------- | -------    -------
Earnings from continuing operations                      |
 before reorganization expenses                          |
 and provision for income taxes           119        291 |   1,028        785
Reorganization expenses                 4,963      9,047 |     -          -
Provision for income taxes                 57         97 |     163        532
                                      -------    ------- | -------    -------
Earnings (loss) from                                     |
 continuing operations                 (4,901)    (8,853)|     865        253
Earnings (loss) from                                     |
 discontinued operations                  (14)    (6,054)|     152        (21)
Extraordinary item - discharge of debt    -      125,895 |     -          -
                                       -------  -------- | -------    -------
Net earnings (loss)                    $(4,915) $110,988 | $ 1,017    $   232
                                       =======  ======== | =======    =======
EARNINGS PER SHARE                                       |
Primary:                                                 |
Earnings from continuing operations        *        *    |    $.08       $.02
                                                         |    ====       ====
Net earnings                               *        *    |    $.09       $.02
                                                         |    ====       ====
Fully diluted:                                           |
  Earnings from continuing operations      *        *    |    $.07       $.02
                                                         |    ====       ====
  Net earnings                             *        *    |    $.09       $.02
                                                         |    ====       ====

             *Per share amounts are not meaningful due to reorganization.
      Note: Prior quarter amounts have been restated to reflect certain operating results of First Federal into discontinued operations (see
      Note 2).