Form 10-K, Exhibit 13
period 1994-12-31
FAIRFIELD COMMUNITIES INC
filed 1995-03-02
CIK 276189

CORPORATE PROFILE

Fairfield Communities, Inc., incorporated in 1969, is one of the nation's leading vacation ownership companies, operating and/or marketing 15 resort and home developments in 10 states. The Company provides a combination of vacation products, recreational facilities, homesites and primary and secondary residences to over 150,000 Fairfield property owners.

     Fairfield's primary business is the sale and financing of vacation ownership interests (VOI), popularly known as timeshare, in its various properties situated either in popular tourist locations or in proximity to other scenic resort areas. Since its inception Fairfield has sold over $900 million in VOI. The Company's premier product, FairShare Plus, is an innovative, personalized vacation system offering purchasers an enhanced level of flexibility in planning the timing, size of accommodations, location and length of their vacations.

     Fairfield finances VOI purchases through a wholly owned subsidiary, Fairfield Acceptance Corporation (FAC), generating quality, medium-term contracts receivable with attractive yields. FAC holds these contracts in its portfolio, and in some instances, securitizes or sells them to third parties. The common stock of Fairfield Communities, Inc. trades on the Nasdaq National Market under the symbol "FFCI."

BUILDING FOR THE FUTURE

Fairfield's property portfolio consists of carefully selected sites offering a diverse set of vacation experiences to Fairfield Vacation Club members. In 1994, with the industry having entered a period of solid growth and heightened interest among American vacationers, Fairfield began new developments in Nashville, Tennessee and Orlando, Florida. The Nashville and Orlando projects represent important additions to Fairfield's portfolio.

The prime benefit of selecting Nashville and Orlando is their respective status as top destination vacation locations. In today's vacation ownership industry, offering resorts at time-tested, popular destinations is vital to attracting customers. Destination spots -- locations which already contain the amenities and attractions which draw tourists -- increase the value of our products to vacationers. They also eliminate the need for Fairfield to develop amenities, lowering our required total investment, and aid the sales effort by helping generate opportunities for on-site contact. The popularity of destination locations among our customers has already been proven by the success of our Williamsburg, Myrtle Beach and Branson properties. Nashville and Orlando have the potential to add tremendously to that success.

Fairfield Nashville at Music City USA

Development at Fairfield Nashville was commenced near the end of 1994 on an attractive site directly across from the famous Opryland Hotel. Fairfield's facility will initially contain 150 units, and the Company holds an option to purchase an additional 12-acre parcel for the future development of another 195 units in a second phase. Fairfield Nashville is located very close to the major Music City USA attractions, including the Grand Ole Opry, the Opryland Theme Park and The Hermitage. The property will eventually include amenities such as indoor and outdoor swimming pools, a health club, clubhouse, picnic tables, barbecue grills and playgrounds.

Over 8 million people visited the Nashville area in 1994, ranking it among the nation's larger tourism markets. The number of visitors has grown over 31% since 1989 and we believe Music City USA is now as popular as ever. The staying power of Nashville has been helped immeasurably in recent years by the vastly increasing popularity of country music among Americans, particularly our key middle-class target market. It is also an affordable, accessible, family-oriented locale that draws a substantial number of repeat visits, a characteristic which adds to the attractiveness of vacation ownership. Our research indicates that about one-half of Nashville's visitors in recent years were making return trips.

These attractive demographic statistics justify Music City USA as an attractive vacation ownership market. In addition to the sizeable out-of-town tourist draw, Fairfield membership will also be marketed to a population of approximately 1.1 million people living within a 100-mile radius of the city's major attractions. A large local base of sales prospects is characteristic of Fairfield's projects, as our research shows that an increasing number of vacationers prefer shorter travel distances to their vacation destinations.

Fairfield Orlando at Cypress Palms

Orlando is easily the United States' largest vacation owner-ship resort location and likely the world's largest. The city's approximately $408 million in vacation ownership sales in 1993 comprised one-third of the national market and 10% of the world market, according to industry estimates, and Orlando currently has well over 5,000 vacation ownership units.

Such statistics might indicate a saturated market, but Fairfield believes the reality is just the opposite. Over 14 million people visited Orlando's various attractions in 1994, and although tourism growth has leveled off in recent years, signs indicate that growth is on the way up again. Meanwhile, vacation ownership sales have steadily increased in the market as the products become more sophisticated and the industry gains popularity.

Cypress Palms, our planned 244-unit project, will be located just minutes from the Walt Disney World Resort Theme Park, Epcot Center, Universal Studios and other major attractions. Several new theme parks promise to add even more excitement to an Orlando vacation, including a new Walt Disney park based on animals and the Splendid China theme park.

The Orlando vacation ownership market is characterized by the presence of major hotel and entertainment companies, most notably Disney, Hilton and Marriott. Fairfield typically targets customers in income brackets slightly below those targeted by these companies, a strategy we believe will work well in family-oriented markets such as Orlando. The size of the market and the presence of major industry participants make it important for an industry leader such as Fairfield to also have a presence there.

Both Nashville and Orlando have demonstrated that they are among America's most enduring vacation attractions, and thus make excellent choices for the next generation of Fairfield resort properties. We are looking forward to the added excitement these properties will bring to Fairfield owners, as well as the role these resorts will play in Fairfield's continued growth.


A FOCUS ON SERVICE

To assure the growth Fairfield is seeking to achieve, we must deliver more than attractive new vacation properties. We must also deliver consistent, value-added service to support our vacation ownership products. Service is an important part of fulfilling our obligations to existing property owners, and is crucial to generating new customers who may otherwise choose to stay in hotels or select other vacation alternatives. Fairfield provides what we believe is a superior level of service through our innovative products and programs.

FairShare Plus

FairShare Plus is Fairfield's primary vacation ownership product, and it was designed with customer interest and service in mind. The product is a personalized vacation system that provides the purchaser maximum flexibility in structuring the length, location, vacation season, and even the size of the unit in which his/her family stays. Virtually all of our new customers opt for FairShare Plus, and many existing customers are now converting their fixed-week VOIs to the enhanced product.

FairShare Plus customers assign their use rights granted under the terms of the purchase contract to a separate trust, from which they are given an annual allocation of FairShare Plus points symbolic of their VOI use rights. These points can then be used to reserve vacations from an available pool of VOIs, based on a published schedule of exchange rates for various locations.

Customers are granted a great deal of freedom in using their points, including the ability to borrow points from future years or, under some circumstances, to carry their unused points forward to later years.

LeisurePlan

LeisurePlan is an enhanced service that makes it even easier for Fairfield Vacation Club members to plan their vacations by offering them additional services, discounts on hotel stays, golf at over 1,000 courses and more. Fairfield also offers a full line of travel services through an affiliation with the Thomas Cook/American Express travel agency. Vacationers can use the service to make airline reservations and rent cars. Fairfield established LeisurePlan in 1993 and we are finding that it is very popular with our new customers.

VOI Exchange Services

Fairfield is affiliated with Resort Condominiums International (RCI), the world's largest vacation ownership exchange network. Each
FairShare member is eligible to take advantage of RCI's services. The exchange network monitors availability and books reservations at thousands of quality vacation ownership resorts around the globe.

Fairfield also has its own established exchange system, known as FAX, for FairShare Exchange. This service was designed for the 95,000 longtime Fairfield customers who own fixed-week VOIs. Customers can use the system to learn of availability at 15 resorts in the U.S. which are owned and/or managed by the Company. Fairfield is the only vacation ownership company which offers fixed week customers this exclusive service.

Vacation Clearinghouse International

As an additional benefit, the Company offers its customers access, for a nominal charge, to Vacation Clearinghouse International, an electronic bulletin board on which customers can list their VOI for resale or rental. Customers can also use the system to rent additional vacation accommodations. The system, started in 1994, is accessible via an 800 telephone number and is expected to become a valuable resource for Fairfield Vacation Club members.

Financing Services

As an added service, Fairfield provides internal financing to VOI and lot purchasers at fixed interest rates over periods ranging up to 7 years. With the average VOI purchase totaling approximately $8,800, 80% of our customers have historically chosen to finance with Fairfield. We emphasize to customers a pre-authorized payment program whereby we automatically deduct monthly payments from customers' checking accounts.

Financing of VOI purchases is a beneficial service for our customers and is also smart business for Fairfield. The contracts, which comprise a substantial portion of the Company's assets, carry an attractive interest yield and historically have had low delinquency rates. The contracts are purchased by a separate subsidiary, Fairfield Acceptance Corporation (FAC), which services the assets and uses the cash flow they generate to service its own credit facility and purchase additional contracts. Thus, FAC serves as a low-cost source of funds to the Company.

COMMON STOCK PRICES

     The Company's common stock trades on The Nasdaq Stock Market under the symbol FFCI. The approximate number of recordholders of the Company's common stock at January 31, 1995 was 4500. The Company's Common Stock commenced "regular way" trading on November 4, 1993. For the period November 4, 1993 through December 31, 1993, the high and low closing bid prices were $4-5/8 and $2-3/4, respectively. The Company has paid no dividends in the past two years.

     High and low stock prices for 1994 were as follows:

                           Sales Price
                         ----------------
          Quarter Ended   High       Low
          -------------   ----      -----
          March 31       $6-1/2    $4
          June 30         6-1/4     5-1/4
          September 30    7         5
          December 31     6-3/8     4-1/4

     Certain of the Company's financing arrangements prohibit the Company from paying any cash dividends or other ditributions on its Common Stock.


           FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                   SELECTED FINANACIAL DATA
        DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                  Six Months
                                 Year Ended         Ended
                                 December 31,     December 31,
                               1994        1993      1992
                               ----        ----      ----
OPERATING DATA
 Revenues:
   Vacation ownership, net  $ 55,353    $ 34,332   $15,255
   Homes and lots, net        13,890      12,073     5,010
   Resort management          11,413      10,876     5,145
   Interest                   20,366      24,089    14,670
   Savings and loan operations   -        18,762    10,099
   Other                       9,198       9,596     3,756
   Gain on sale of
    First Federal              5,200         -         -
                            --------    --------   -------
                            $115,420    $109,728   $53,935
                            ========    ========   =======
 Earnings (loss):
   Continuing operations     $12,269      $7,170    $1,249
   Discontinued operations       -           -         -
   Extraordinary credit -
     gain on discharge
      of debt                    -           -         -
                             -------      ------    ------
   Net earnings (loss)       $12,269      $7,170    $1,249
                             =======      ======    ======

 EARNINGS PER SHARE
  Primary                      $1.11        $.65      $.11
                               =====        ====      ====
  Fully diluted                $1.05        $.61      $.11
                               =====        ====      ====

 |  Six Months
 |   Ended         Year Ended
 |  June 30,      December 31,
 |   1992       1991      1990
 |   ----       ----      ----
 |
 | $13,558   $ 34,098  $ 75,859
 |   4,513     14,226    26,136
 |   4,756      8,056    10,123
 |  16,089     37,294    40,790
 |  13,597     30,935    32,621
 |   7,148      7,668    13,243
 |     -          -         -
 | -------   --------  --------
 | $59,661   $132,277  $198,772
 | =======   ========  ========
 |$(13,284)  $(32,780) $(61,703)
 |  (6,538)    (2,494)  (26,756)
 | 125,895        -         -
 |--------   --------  --------
 |$106,073   $(35,274) $(88,459)
 |========   ========  ========
 |
 |
 |    *          *         *
 |    *          *         *

* Per share amounts are neither comparable nor meaningful due to reorganization.

BALANCE SHEET DATA

                                                  December 31,
                                       -------------------------------------
                                          1994         1993           1992
                                          ----         ----           ----
  Loans receivable, net                 $137,124    $165,575        $378,037
  Total assets                           224,026     245,073         586,700
  Total financing arrangements           111,943     112,581         180,812
  Liabilities subject to
    reorganization proceedings              -           -               -
  Stockholders' equity (deficit)          66,935      47,148          36,962

    |          December 31,
    |      ------------------
    |        1991       1990
    |        ----       ----
    |
    |     $450,031    $495,478
    |      685,468     755,134
    |       96,081     117,024
    |
    |      218,808     229,477
    |      (38,322)     (3,227)

Note: Effective June 30, 1992, the Company implemented "Fresh Start Reporting" in connection with confirmation of the plans of reorganization. No dividends have been paid during the previous five years. See Note 14 of "Notes to Consolidated Financial Statements" for discussion of the Company's contingencies.




          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     As of June 30, 1992, the Company implemented the recommended accounting for entities emerging from reorganization set forth in Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" issued by the American Institute of Certified Public Accountants ("Fresh Start Reporting"). Accordingly, the Company's assets and liabilities were adjusted to reflect their estimated fair values and the accumulated deficit was eliminated. Since July 1, 1992, the Company's financial statements have been prepared as if it were a new reporting entity and a black line separates this financial information from that of the Company prior to reorganization ("Predecessor Company") since it has not been prepared on a comparable basis.

     Under Fresh Start Reporting, the fair value of the Company's assets and liabilities approximated their historical value at June 30, 1992. Accordingly, the results of operations for the six months ended December 31, 1992 have been combined with those of the Predecessor Company for the six months ended June 30, 1992 (subsequently referred to as "Combined 1992") and, for purposes of management's discussion of results of operations, will be compared to the results of operations for 1994 and 1993.

     For financial statement presentation, the results of operations in 1993 and Combined 1992 related to the assets of First Federal Savings and Loan Association of Charlotte ("First Federal") sold in September 1994 have been reclassified to "Savings and loan operations"
in the Consolidated Statements of Earnings.   First Federal's
operating loss for the period ended September 23, 1994 was netted into the gain recognized on the sale of First Federal (see "Sale of First Federal" below).

     Vacation Ownership
     ------------------
     Gross vacation ownership interval ("VOI") revenues totaled $55.2 million and $35.3 million for 1994 and 1993, respectively. During 1994, the Company experienced revenue increases at several of its developments, including its destination locations in Myrtle Beach, South Carolina as well as Branson, Missouri, which began sales efforts in June 1993. Additionally, the Company recognized $.2 million net of previously deferred revenue in 1994, under the percentage of completion method of accounting, as compared to revenue deferred in 1993 of $.9 million. Under the percentage of completion method of accounting, the portion of revenues attributable to cost incurred as compared to total estimated construction costs and selling expenses, is recognized in the period of sale. The remaining revenue is deferred and recognized as remaining costs are incurred.

     In December 1994, the Company began sales efforts at its two newest destination locations in Nashville, Tennessee and Orlando, Florida. The results of operations for the fourth quarter of 1994 reflect approximately $1 million in start-up expenses associated with these new developments (included in "Other expenses" in the 1994 Consolidated Statement of Earnings). These expenses are primarily due to establishing marketing operations in both projects prior to commencement of the prime selling season, which normally corresponds with the Company's second and third quarters. During the first quarter of 1995, the Company will incur additional selling expenses at both projects as the Company continues its effort to develop these new marketing operations in time for the prime selling season. The Company anticipates that the Nashville and Orlando projects will begin to contribute positively to the Company's operations during the second quarter of 1995.


     Gross VOI revenues increased during 1993, as compared to Combined 1992, as the Company experienced sales increases at its destination locations in Williamsburg, Virginia and Branson, Missouri. The increase in gross revenues was offset by a $3 million net increase in deferred revenue related to the percentage of completion method of accounting.

     Cost of sales, as a percentage of net revenues, was 30.6% for 1994, 29.0% for 1993 and 25.0% for Combined 1992. Included in cost of sales for 1994 and 1993 are costs related to the Company's LeisurePlan program, which is a travel and discount club providing its members with a variety of entertainment, travel and recreational options. The Company anticipates that the LeisurePlan program, which was implemented in 1993, will make the Company's VOI products more attractive to its customers and thereby increase overall sales volume. The cost of sales percentage of net VOI revenues for 1994 and 1993, excluding the effect of the additional costs associated with the LeisurePlan program, was 24.9% and 24.8%, respectively.

     Homes and Lots
     --------------
     Since 1992, sales of homes and lots have been concentrated primarily at the Company's development located at Fairfield Glade, Tennessee. Home and lot revenues at this development totaled $11.3 million, $9.7 million and $6.5 million in 1994, 1993 and Combined 1992, respectively. The increase in home sales in 1994 and 1993 at Fairfield Glade, and on a national basis, is primarily attributable to lower mortgage interest rates. The Company anticipates that future sales of homes and lots will be limited primarily to the Fairfield Glade development.

     Selling
     -------
     Selling expenses for both VOI and lot sales, as a percentage of related revenues, were 49.4%, 49.4% and 51.6%, for 1994, 1993 and Combined 1992, respectively. The Company's operating strategy includes reducing these costs through a variety of mechanisms, such as decreased reliance on direct mail marketing and increased use of existing property owner referrals and offsite sales contacts. As noted above, the Company anticipates some marketing inefficiencies during the first quarter of 1995 associated with its newest projects in Nashville and Orlando. Future efficiencies are expected to be realized as both of these projects mature and expand their base of property owners.

     General and Administrative
     --------------------------
     General and administrative expenses increased $1 million during 1994, as compared to 1993, resulting from (i) additional expenses incurred related to the increased VOI sales volumes as previously discussed and (ii) an increase in the expenses related to the Company's employee benefit plans (see Note 12 of "Notes to Consolidated Financial Statements"). As a percentage of total revenues, general and administrative expenses remained basically unchanged for 1994 as compared to 1993.

     General and administrative expenses decreased in 1993, as compared to Combined 1992, resulting from management's emphasis on cost reductions and restructuring of resort site management.

     Resort Management
     -----------------
     During 1994, management's emphasis on more effective cost controls resulted in net resort management income of $1.4 million, as compared to a nominal net loss in 1993 and a nominal net gain in Combined 1992.


     Other
     -----
     Other revenues in 1994 and 1993 include cash distributions totaling $1.2 million and $2 million, respectively, related to the Company's 35% partnership interest in Harbour Ridge, Ltd., a limited partnership engaged in the development of a tract of land in St. Lucie, Florida. Other revenues for 1993 also include $.5 million related to the recovery of a previously written-off note receivable and $.5 million related to the recovery of certain professional fees previously expensed. There were no similar revenues for Combined 1992.

     Also included in other revenues and other expenses for 1994 are bulk asset sales and related cost of sales totaling $4.5 million and $4.2 million, respectively. For 1993, bulk asset sales and related cost of sales totaled $1.7 million and $1.2 million, respectively, and for Combined 1992 totaled $7 million and $6.5 million, respectively.

     As previously noted, the Company incurred approximately $1 million of start-up expenses in the fourth quarter of 1994 relating to the Nashville and Orlando projects. These expenses have been classified in "Other expenses" in the 1994 Consolidated Statement of Earnings.

SALE OF FIRST FEDERAL

     On September 23, 1994, Fairfield completed the sale of 100% of the capital stock of First Federal to Security Capital Bancorp ("SCBC") for $41 million (the "Sales Price"). Immediately prior to closing, the Company purchased for cash (a) at book value, $16 million of certain real estate, loans receivable, joint venture interests and other assets owned by First Federal (the "Excluded Association Assets") and (b) lot and timeshare contracts receivable and related assets, which First Federal previously acquired from the Company (the "Contracts Receivable"), having a net book value of $41.6 million.
The Excluded Association Assets and the Contracts Receivable are collectively referred to as the "Excluded Assets". The Company recognized a net gain on the sale of $5.2 million, which is net of operating losses incurred by First Federal during the period ended September 23, 1994. The gain from the sale of First Federal was not subject to federal income tax due to a permanent tax basis difference in First Federal's stock and underlying goodwill. The remaining Excluded Association Assets, totaling $12.3 million as of December 31, 1994, are classified in "Net assets held for sale" in the 1994 Consolidated Balance Sheet (see Note 11 of "Notes to Consolidated Financial Statements").

      In accordance with the Stock Purchase Agreement, SCBC retained $1.4 million of the Sales Price to securitize Fairfield's obligation to indemnify SCBC against three existing lawsuits/claims which have been asserted against First Federal (the "Litigation Indemnity"). In addition, $3 million in net book value of Excluded Association Assets were pledged to SCBC to provide additional security with respect to both the Litigation Indemnity and the general indemnities under the Stock Purchase Agreement. After the setoff of the Sales Price against the purchase of the Excluded Assets, and certain other adjustments, the Company, using its revolving credit agreements, paid $17.7 million to SCBC in connection with the closing of the sale.

INTEREST

     Interest income totaled $20.4 million, $24.1 million and $30.8 million in 1994, 1993 and Combined 1992, respectively. The continued decrease in interest income is primarily attributable to lower average balances of outstanding contracts receivable ($146.2 million for 1994, $177.4 million for 1993 and $223.8 million for Combined 1992).
During 1995, the Company anticipates that the balance of contracts receivable will increase as originations from sales, including those from the


Company's new developments, will exceed principal reductions.
Interest income is expected to increase in tandem with the net increase in contracts receivable, with no appreciable increase expected until 1996.

     Interest expense totaled $10.5 million, $14.4 million and $21.5 million in 1994, 1993 and Combined 1992, respectively. This downward trend is primarily attributable to reductions in the average outstanding balances of interest-bearing debt, resulting primarily from asset sales and the conveyance of collateral in lieu of foreclosure. The average outstanding balance of interest-bearing debt has decreased from $230.5 million in Combined 1992 to $191.8 million in 1993 and $137.8 million in 1994. The weighted average interest rate for the variable portion of the Company's revolving credit agreements was 8.1%, 8.2% and 8.7% for the years ended December 31, 1994, 1993 and Combined 1992, respectively.

PROVISION FOR INCOME TAXES

     Since July 1, 1992, income taxes have been provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred tax assets or liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities and enacted tax rates that will be in effect for the year in which the differences are expected to reverse. Additionally, under SFAS 109, a valuation allowance must be established for deferred tax assets if, based on available evidence, it is "more likely than not" that all or a portion of the deferred tax assets will not be realized.

     Fresh Start Reporting requires the Company to report federal income tax expense on income before utilization of pre-confirmation net operating loss carryforwards and recognition of the benefit of pre-confirmation deductible temporary differences. Benefits realized from the utilization of pre-confirmation net operating loss carryforwards and recognition of pre-confirmation deductible temporary differences are recorded as reductions of the valuation allowance and as direct additions to paid-in capital. The Company recorded benefits from the utilization of pre-confirmation tax attributes totaling $7.5 million, $3 million and $.3 million for 1994, 1993 and the six months ended December 31, 1992, respectively.

     At December 31, 1994, the Company had net operating loss carryforwards totaling $43.6 million which reflects the amount available to offset taxable income in future periods based on the Company's current assessment of the limitations imposed by Internal Revenue Code Section 382 ("Section 382"). Had the Company undergone an ownership change as defined in Section 382 during the two year period following the effective date of the plans of reorganization (which became effective September 1, 1992), the pre-confirmation net operating loss carryforwards would have been eliminated. Available carryovers, if not utilized, expire as follows: 2005 - $12.7 million; 2006 - $8.0 million; 2007 - $14.0 million; 2008 - $5.5 million and
2009 - $3.4 million.

     Prior to 1994, the Company's deferred tax assets were reduced by a 100% valuation allowance based on the lack of a historical earnings record for the Company and the uncertainty as to the potential limitations that could have been imposed under Section 382 during the two year period following the effective date of the plans of reorganization. In 1994, management determined that it was more likely than not that a portion of the deferred tax assets would be realized. Management concluded that the Company had not undergone an ownership change as defined under Section 382 during the two year period following the effective date of the plans of reorganization and would therefore realize a certain portion of the deferred tax assets through (i) estimated future taxable earnings and (ii) the reversal of deferred tax liabilities during periods in which the Company has available net operating loss carryforwards and other deductible temporary differences.

     The Company has reported operating earnings since the effective date of the plans of reorganization and management believes that it is more likely than not that future taxable earnings will be sufficient to realize a portion, if not all, of the tax benefits associated with the future deductible temporary differences and net operating loss carryforwards prior to their expiration. The 1994 reduction of the valuation allowance is based on (i) current realization of certain prior year deferred tax liabilities, (ii) offset of deferred tax assets against remaining deferred tax liabilities and (iii) utilization of deferred tax assets to offset estimated taxable earnings for 1995. Management believes that its projections of 1995 earnings are achievable and provide adequate support for reducing the valuation allowance in 1994. Future realization of the remaining unrealized deferred tax assets will depend principally on the Company's ability to generate taxable earnings sufficient to offset net operating losses and deductions for temporary differences which comprise these assets. To the extent of this realization of tax assets occurs, substantially all of the valuation allowance, totaling $26.1 million at December 31, 1994, will be reduced through additional credits to paid-in capital.

     The variance between the statutory tax provision and that of the Predecessor Company for the six months ended June 30, 1992 relates primarily to the gain on the discharge of debt.

FINANACIAL CONDITION

     Total consolidated assets of the Company decreased $21.0 million from December 31, 1993 to December 31, 1994. This decrease is primarily attributable to a $28.5 million decrease in loans receivable, resulting primarily from principal payments exceeding originations of new receivables, which was partially offset by an increase in cash and cash equivalents of $9.2 million (see "Liquidity and Capital Resources" below). At December 31, 1994, net assets held for sale consisted of (i) those assets collateralizing the Senior Subordinated Secured Notes, (ii) two remaining golf courses previously classified in net assets of discontinued operations and (iii) the remaining balance of the Excluded Association Assets purchased in conjunction with the sale of First Federal (see Note 11 of "Notes to Consolidated Financial Statements").

     As previously discussed, in addition to current year earnings, stockholders' equity increased $7.5 million representing recorded benefits from the utilization of pre-confirmation income tax attributes (see Note 8 of "Notes to Consolidated Financial
Statements").

IMPACT OF INFLATION

     Although inflation has slowed in recent years, it remains a factor the Company considers. In general, to the extent permitted by competition, the Company passes increased costs on to its customers through increased sales prices. The value of a land parcel is determined by factors such as location, zoning, topography and, perhaps most importantly, plans for its ultimate use. As some of these factors change, sometimes as a result of the Company's own actions, the value of the land may increase or decrease independently of inflationary pressures. Management believes that capitalizing interest on land during development reasonably provides for increases in land value due to inflation. Due to the Company's relatively high turnover rate in homes, VOIs, building supplies and consumable goods inventories, historical costs closely approximate current costs.


LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents of the Company increased $9.2 million from December 31, 1993 to December 31, 1994. This increase is primarily attributable to (i) $12.9 million of net cash provided by operating activities and (ii) $1.5 million of cash provided from financing activities, which was partially offset by $5.3 million of cash used in investing activities. Cash used in investing activities includes $17.7 million paid in connection with the sale of First Federal as discussed above. Investing activities also include $21.3 million of principal collections on loans receivable exceeding loan originations. Included in net investment activities of net assets and liabilities held for sale is $12.9 million of principal collections related to contracts receivable previously held by First Federal. The cash of First Federal was included in net liabilities held for sale in the Consolidated Balance Sheet as of December 31, 1993.

     Fairfield finances its vacation ownership and lot sales internally, resulting in the creation of installment contracts receivable which produce cash flows as payments are received. Certain costs have been historically funded to support these sales (primarily development and marketing costs) from operating cash flows, borrowings and asset sales, including sales of contracts receivable. Fairfield has historically relied upon these sources of funds to finance timing differences between incurring the costs to develop and market its real estate products and receiving the proceeds from the sale of such products. In the recent past, the Company has obtained borrowed funds primarily through various revolving credit arrangements. In a continuing effort to lower its costs of borrowed funds, the Company has sought alternative financing sources. In December 1994, the Company entered into a two phase program which, as described below, will provide alternative financing on more favorable terms.

     At December 31, 1994, Fairfield had no borrowings outstanding under its Amended and Restated Revolving Credit Agreement (the "FCI Agreement") with The First National Bank of Boston ("FNBB"). The FCI Agreement provides for revolving loans of up to $25 million, including up to $7 million for letters of credit. The FCI Agreement was amended in December 1994, to provide, among other things, the establishment of a sublimit for borrowings against certain eligible receivables (as defined in the FCI Agreement) in an amount up to $10 million. The revolving loans mature on January 1, 1998, if not extended in accordance with the terms of the FCI Agreement, with the sublimit borrowings available through the earlier of (i) termination of the CapMAC Bond (as defined below) or (ii) April 3, 1995. At December 31, 1994, Fairfield had borrowing availability of $21.8 million, net of outstanding letters of credit totaling $.5 million.

     At December 31, 1994, FAC had borrowings outstanding of $23.7 million under its Third Amended and Restated Revolving Credit Agreement (the "FAC Agreement") with FNBB. The FAC Agreement provides for revolving loans of up to $35 million, including up to $1 million for letters of credit. In December 1994, FAC entered into an insurance agreement with FNBB and Capital Markets Assurance Corporation ("CapMAC") pursuant to which CapMAC issued a surety bond (the "CapMAC Bond") in favor of FNBB, guaranteeing the payments due on certain contracts receivable collateralizing the outstanding borrowings under the FAC Agreement. Additionally, the FAC Agreement was amended to provide, among other things, that through the earlier of the termination of the CapMAC Bond or April 3, 1995 (i) FAC would be unable to purchase additional contracts receivable from Fairfield except to satisfy FAC's obligation during the reinvestment period of the FFC Notes (as defined below) and (ii) additional borrowings would be suspended. The revolving loans mature on January 1, 1998, if not extended in accordance with the terms of the FAC Agreement and are collateralized by certain loans receivable, with Fairfield being a guarantor pursuant to the FAC Agreement. At December 31, 1994, FAC had no additional borrowing availability under the FAC Agreement.

     In conjunction with the above refinancing, CapMAC has issued a commitment letter to FAC, whereby CapMAC would provide a credit enhanced commercial paper program to provide an alternative financing source to the FAC Agreement. This facility, which is expected to become available in the second quarter of 1995, would provide financing for future purchases of loans receivable from Fairfield.

     In 1993, Fairfield Funding Corporation ("FFC"), a wholly owned subsidiary of FAC, completed a private placement of 7.6% Notes (the "FFC Notes"). The FFC Notes are secured by and payable from a pool of contracts receivable purchased from FAC pursuant to the Receivables Purchase Agreement (the "Agreement") among Fairfield as originator, FAC, as seller and FFC, as purchaser. The Agreement provides for the principal amounts collected from the contracts receivable pool to be reinvested into additional contracts receivable limited monthly to (i) the availability of eligible contracts as defined in the Agreement and
(ii) the amounts accumulated in the reinvestment account. Excess funds held in the reinvestment account over $6 million are to be used to redeem the FFC Notes. The reinvestment period expires March 31, 1995. At December 31, 1994, contracts receivable totaling $84.1 million collateralized the FFC Notes.

     As of December 31, 1994, the Company had $13.6 million in cash and cash equivalents, which will be used in part to fund the Company's short-term capital requirements to (i) develop its new projects in Nashville, Tennessee and Orlando, Florida, (ii) fund the acquisition of future developments and (iii) provide operating cash. The Company intends to invest available excess cash in highly liquid investments which are those deemed to have a maturity when purchased of three months or less.

     In addition, the Company expects to finance its long-term cash needs from (i) contract payments generated from its contracts receivable portfolio, (ii) operating cash flows, (iii) proceeds from asset sales and (iv) borrowings under its financing arrangements including the CapMAC financing discussed above.



          REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS




Stockholders and Board of Directors
Fairfield Communities, Inc.


     We have audited the accompanying consolidated balance sheets of Fairfield Communities, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years ended December 31, 1994 and 1993, the six months ended December 31, 1992 and the six months ended June 30, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fairfield Communities, Inc. and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for the years ended December 31, 1994 and 1993, the six months ended December 31, 1992 and the six months ended June 30, 1992, in conformity with generally accepted accounting principles.



                                             ERNST & YOUNG LLP


Little Rock, Arkansas
February 8, 1995



             FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS
               (DOLLARS IN THOUSANDS, EXCEPT PAR VALUE)


                                              December 31,
                                            1994      1993
                                            ----      ----
ASSETS
Cash and cash equivalents                 $ 13,641  $  4,475
Loans receivable, net                      137,124   165,575
Real estate inventories                     31,802    30,012
Restricted cash and escrow accounts          9,507    11,882
Property and equipment, net                  5,956     7,527
Net assets held for sale                     9,065       -
Other assets                                16,931    17,131
Net assets of discontinued operations          -       8,471
                                           -------   -------
                                          $224,026  $245,073
                                          ========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Financing arrangements                  $111,943  $112,581
  Deferred revenue                          18,956    20,599
  Accounts payable                           7,647     7,158
  Accrued interest                           5,404     6,890
  Other liabilities                         13,141    22,144
  Net liabilities held for sale                -      28,553
                                          --------  --------
                                           157,091   197,925
                                          --------  --------

Stockholders' Equity:
  Common stock, $.01 par value,
   25,000,000 shares authorized,
   12,359,037 shares issued in
   1994 and 9,565,035 in 1993                  124      124
  Paid-in capital                           46,123   38,605
  Retained earnings                         20,688    8,419
  Less treasury stock,
   2,395,295 shares, at cost                   -         -
                                          --------  --------
                                            66,935    47,148
                                          --------  --------
                                          $224,026  $245,073
                                          ========  ========


See notes to consolidated financial statements.


             FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF EARNINGS
           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                          |Predecessor
                                                          |  Company
                                                          |-----------
                                               Six Months |Six Months
                                 Year Ended        Ended  |  Ended
                                 December 31, December 31,| June 30,
                                1994      1993      1992  |   1992
                                ----      ----      ----  |   ----
                                                          |
REVENUES                                                  |
  Vacation ownership, net    $ 55,353   $ 34,332  $15,255 | $ 13,558
  Homes and lots, net          13,890     12,073    5,010 |    4,513
  Resort management            11,413     10,876    5,145 |    4,756
  Interest                     20,366     24,089   14,670 |   16,089
  Savings and loan operations     -       18,762   10,099 |   13,597
  Other                         9,198      9,596    3,756 |    7,148
  Gain on sale of First                                   |
   Federal, net                 5,200        -        -   |      -
                             --------   -------- -------- | --------
                              115,420    109,728   53,935 |   59,661
                             --------   -------- -------- | --------
EXPENSES                                                  |
  Vacation ownership           16,952      9,942    3,705 |    3,485
  Homes and lots                6,591      5,212    3,283 |    2,908
  Provision for loan losses     4,430      3,252    1,253 |    1,166
  Selling                      32,212     21,850    9,612 |    8,425
  Resort management             9,991     11,057    4,893 |    4,710
  General and administrative   10,805      9,836    6,317 |    6,771
  Interest                     10,528     14,449    9,984 |   11,559
  Savings and loan operations     -       19,345   10,005 |   13,127
  Other                         8,764      4,458    2,976 |    6,630
                              -------    -------  ------- |  -------
                              100,273     99,401   52,028 |   58,781
                              -------    -------  ------- |  -------
 Earnings from continuing                                 |
  operations before                                       |
  reorganization expenses      15,147     10,327    1,907 |      880
 Reorganization expenses          -          -        -   |  (14,010)
                              -------    -------   ------ |  -------
 Earnings (loss) from                                     |
continuing operations                                     |
   before provision                                       |
   for income taxes            15,147     10,327    1,907 |  (13,130)
 Provision for income taxes     2,878      3,157      658 |      154
                              -------    -------   ------ | --------
 Earnings (loss) from                                     |
  continuing operations        12,269      7,170    1,249 |  (13,284)
 Loss from discontinued                                   |
  operations                      -          -        -   |   (6,538)
 Extraordinary gain -                                     |
  discharge of debt               -          -        -   |  125,895
                             --------   --------  ------- | --------
 Net earnings                $ 12,269   $  7,170  $ 1,249 | $106,073
                             ========   ========  ======= | ========
                                                          |
EARNINGS PER SHARE                                        |
  Primary                       $1.11       $.65     $.11 |     *
                                =====       ====     ==== |
  Fully diluted                 $1.05       $.61     $.11 |     *
                                =====       ====     ==== |

*Per share amounts are neither comparable nor meaningful due to reorganization.


See notes to consolidated financial statements.


             FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                        (DOLLARS IN THOUSANDS)

                                                 Retained
                               Common   Paid-in  Earnings
                                Stock   Capital  (Deficit)   Total
                                -----   -------  ---------   -----
Balance, December 31, 1991    $ 1,089  $ 66,662 $(106,073) $(38,322)
  Net earnings                    -         -     106,073   106,073
  Cancellation of common stock (1,088)  (66,753)      -     (67,841)
  Issuance of new common stock    124    24,517       -      24,641
  Fresh start valuation
   adjustment                     -      10,798       -      10,798
  Other                            (1)       91       -          90
                              -------   -------  --------  --------
Balance, June 30, 1992            124    35,315       -      35,439
  Net earnings                    -         -       1,249     1,249
  Utilization of pre-
  confirmation
  income tax attributes           -         274       -         274
                              -------   -------  --------   -------
Balance, December 31, 1992        124    35,589     1,249    36,962
  Net earnings                    -         -       7,170     7,170
  Utilization of pre-confirmation
    income tax attributes         -       3,016       -       3,016
                              -------   -------   -------   -------
Balance, December 31, 1993        124    38,605     8,419    47,148
  Net earnings                    -         -      12,269    12,269
  Utilization of pre-confirmation
    income tax attributes         -       7,518       -       7,518
                              -------   -------   -------- --------
Balance, December 31, 1994    $   124   $46,123   $ 20,688 $ 66,935
                              =======   =======   ======== ========


See notes to consolidated financial statements.


             FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (DOLLARS IN THOUSANDS)

                                                      |Predecessor
                                                      |  Company
                                                      |-----------
                                           Six Months |Six Months
                            Year Ended       Ended    |   Ended
                            December 31,  December 31,|  June 30,
                           1994     1993      1992    |    1992
                           ----     ----      ----    |    ----
                                                      |
OPERATING ACTIVITIES:                                 |
  Earnings (loss) from                                |
   continuing operations $12,269 $  7,170  $ 1,249    | $(13,284)
  Adjustments to reconcile                            |
   net earnings (loss) to                             |
   net cash provided by                               |
   continuing operations:                             |
     Depreciation            923    1,453    1,049    |    1,028
  Amortization of premiums                            |
   and valuation discount    336      484   (1,128)   |      430
  Provision for                                       |
   loan losses             4,430    3,252    1,253    |    1,166
 (Earnings) loss from                                 |
   unconsolidated                                     |
   affiliates             (1,236)  (1,996)      17    |      (44)
  Gain on sale of First                               |
   Federal, net           (5,200)     -        -      |      -
  Changes in operating assets                         |
   and liabilities, net    1,405     (863)   4,402    |   22,827
                         -------   ------   ------    |  -------
 Net cash provided by                                 |
  operating activities    12,927    9,500    6,842    |   12,123
                         -------   ------   ------    |  -------
                                                      |
INVESTING ACTIVITIES:                                 |
  Purchases of property                               |
   and equipment, net       (572)  (1,095)     (88)   |     (884)
  Principal collections                               |
   on loans               73,189  131,543   68,318    |   62,215
  Loans originated or                                 |
   acquired              (51,877)(131,598) (59,522)   |  (49,156)
  Net cash received from                              |
   unconsolidated                                     |
   affiliates              1,236    2,572    1,838    |    1,210
  Net investment activities                           |
   of net assets                                      |
   and liabilities                                    |
   held for sale         (14,802) (14,205)     -      |      -
  Net cash used on sale of                            |
  First Federal          (17,666)     -        -      |      -
  Net investing activities                            |
   related to                                         |
   savings and loan                                   |
    operations               -     22,904   35,347    |   21,811
  Net investing activities                            |
   of discontinued                                    |
   operations              5,239    2,540     (823)   |   (2,283)
                         -------  -------  -------    |  -------
  Net cash (used in)                                  |
   provided by                                        |
   investing activities   (5,253)  12,661   45,070    |   32,913
                         -------  -------  -------    |  --------




             FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                        (DOLLARS IN THOUSANDS)


                                                      |Predecessor
                                                      |  Company
                                                      |-----------
                                          Six Months  | Six Months
                              Year Ended     Ended    |    Ended
                             December 31, December 31,|  June 30,
                            1994    1993     1992     |    1992
                            ----    ----     ----     |    ----
                                                      |
FINANCING ACTIVITIES:                                 |
 Proceeds from                                        |
  financing arrangements   219,744  138,297  21,664   |  69,185
 Repayments of financing                              |
  arrangements            (220,627)(187,331)(42,062)  |(105,439)
 Decrease (increase)                                  |
  in restricted                                       |
  cash and escrow accounts   2,375   (9,497)  1,072   |      88
 Net financing activities                             |
  related to savings and                              |
  loan operations              -    (20,076)(15,251)  | (11,563)
                          --------  ------- -------   |--------
 Net cash provided by (used in)                       |
  financing activities       1,492  (78,607)(34,577)  | (47,729)
                          --------  ------- -------   |--------
 Net increase (decrease) in cash                      |
  and cash equivalents       9,166  (56,446) 17,335   |  (2,693)
 Cash and cash equivalents,                           |
  beginning of period        4,475   60,921  43,586   |  46,279
                          --------  ------- -------   |--------
 Cash and cash equivalents, end                       |
  of period              $  13,641 $  4,475 $60,921   |$ 43,586
                         ========= ======== =======    ========




See notes to consolidated financial statements.


             FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1994


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- ------   ------------------------------------------

Principles of Consolidation
- ---------------------------
  The consolidated financial statements include the accounts of Fairfield Communities, Inc. ("Fairfield") and its wholly owned subsidiaries (collectively, the "Company"). Significant intercompany balances and transactions have been eliminated in consolidation. Certain amounts in the consolidated financial statements of prior years have been reclassified to conform to the 1994 presentation.

Fresh Start Reporting
- ---------------------
  In 1990, Fairfield and twelve wholly owned subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code and, in August 1992, the bankruptcy court confirmed the Amended and Restated Joint Plans of Reorganization (the "Plans"). As of June 30, 1992, the Company implemented the recommended accounting for entities emerging from reorganization set forth in Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" issued by the American Institute of Certified Public Accountants ("Fresh Start Reporting"). Accordingly, the Company's assets and liabilities were adjusted to reflect their estimated fair values and the accumulated deficit was eliminated. Since July 1, 1992, the Company's financial statements have been prepared as if it were a new reporting entity and a black line separates this financial information from that of the Company prior to reorganization ("Predecessor Company") since it has not been prepared on a comparable basis.

Cash and Cash Equivalents
- -------------------------
  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Property and Equipment
- ----------------------
  Property and equipment are recorded at cost and depreciated primarily by the straight-line method based on the estimated useful lives of the assets, ranging generally from 10 to 25 years for buildings and from 2 to 7 years for machinery, fixtures and equipment. Additions and improvements are capitalized while maintenance and repairs are expensed as incurred. Asset and accumulated depreciation accounts are relieved for dispositions with resulting gains or losses reflected in operations.

Earnings Per Share
- ------------------
  Primary earnings per share for periods subsequent to June 30, 1992 is computed based on the estimated weighted average number of common shares and common equivalent shares deemed to be outstanding. Such shares include those shares issued as authorized by the Plans plus the additional shares estimated to be issued based on the resolution of the remaining allowed claims (see Note 9). This aggregate number of shares has been reduced by the shares held in treasury and shares held by wholly owned subsidiaries.


  The computation of fully diluted earnings per share further includes 588,235 shares which have been reserved, but not issued, for the benefit of the holders of the Senior Subordinated Secured Notes. The weighted average number of common shares and common equivalent shares outstanding for the calculation of primary earnings per share was 11,069,267 in 1994, 11,037,765 in 1993 and 11,134,117 for the six
months ended December 31, 1992. The weighted average number of shares used to compute earnings per share, assuming full dilution, was 11,673,734 in 1994, 11,692,667 in 1993 and 11,722,352 for the six
months ended December 31, 1992.

  Information for the six months ended June 30, 1992 relates to the period prior to confirmation of the Plans when the Predecessor Company had a different capital structure than that of the Company. Per share data pertaining to this pre-confirmation period is, therefore, neither comparable nor meaningful and is not disclosed herein.

Income Taxes
- ------------
  Since July 1, 1992, income taxes have been provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred tax assets or liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities and enacted tax rates that will be in effect for the year in which the differences are expected to reverse. Additionally, under SFAS 109, a valuation allowance must be established for deferred tax assets if, based on available evidence, it is "more likely than not" that all or a portion of the deferred tax assets will not be realized. Prior to July 1, 1992, the Company accounted for income taxes in accordance with Accounting Principles Board Opinion No. 11.

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

Revenue and Profit Recognition
- ------------------------------
  Vacation Ownership/Lots
  -----------------------
  Vacation ownership is a concept whereby either fixed week intervals or undivided fee simple interests are sold in fully-furnished vacation homes. Generally, vacation ownership intervals ("VOIs") and lots are sold under contracts for deed which provide for a down payment and monthly installments, including interest, for periods up to seven years. Both vacation ownership and lot sales are included in revenues when a 10% minimum down payment (including interest) has been received. Revenue is recognized on the percentage of completion basis and, if appropriate, a valuation discount yielding a market interest rate is applied to the contract receivable balance. Under the percentage of completion method, the portion of revenue applicable to cost incurred, as compared to total estimated construction costs and selling expenses, is recognized in the period of sale. The remaining revenue is deferred and recognized as the remaining costs are incurred.

  Homes/Property Sales
  --------------------
  Homes sales are included in revenues when the unit is complete, ready for occupancy and title is transferred to the buyer. Sales of bulk acreage are recognized when title has passed to the buyer,


the Company's continuing involvement in the property is limited, if not eliminated, and sufficient nonrefundable funds have been received to reasonably assure the continuing commitment of the buyer.

Allowance for Loan Losses
- -------------------------
  The Company's contracts receivable are regionally diversified.
A minimum downpayment of 15% is generally required for purchases financed by contracts receivable. The Company provides for losses on contracts receivable by a charge against earnings at the time of sale at a rate based upon historical cancellation experience. When a contract is cancelled in a year subsequent to the year in which the underlying sale was recorded, the outstanding balance, less recoverable costs, is charged to the allowance for loan losses. When a contract is cancelled in the same year as the related sale, all entries applicable to the sale are reversed and nonrecoverable selling expenses are charged to operations. For financial statement purposes, contracts receivable are considered delinquent and fully reserved if a payment remains unpaid under the following conditions:

         Percent of Contract            Delinquency
             Price Paid                   Period
         -------------------            -----------
           Less than 25%                  90 days
           25% but less than 50%         120 days
           50% and over                  150 days

Deposits and Deferred Selling Costs
- -----------------------------------
  Until a contract for sale qualifies for revenue recognition, all payments received are accounted for as deposits. Commissions and other selling costs, directly attributable to the sale, are deferred until the sale is recorded. If a contract is cancelled before qualifying as a sale, nonrecoverable selling expenses are charged to expense and deposits forfeited are credited to income.

Real Estate Inventories
- -----------------------
  Real estate inventories are valued at the lower of cost or estimated net realizable value. Cost includes land, land improvements, capitalized interest, and a portion of the costs of amenities constructed for the use and benefit of property owners.

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

  Unexpended costs for committed improvements to areas from which lots have been sold are calculated using the Company's projections of the timing and cost of work to be completed, including an inflation factor. The projections are reviewed and refined annually based on work completed and current plans for development. The effect of these revised cost estimates is recognized prospectively.


NOTE 2 - SALE OF FIRST FEDERAL
- ------   ---------------------
  On September 23, 1994, Fairfield completed the sale of 100% of the capital stock of First Federal Savings and Loan Association of Charlotte ("First Federal") to Security Capital Bancorp ("SCBC") for $41 million (the "Sales Price"). Immediately prior to closing, the Company purchased for cash (a) at book value, $16 million of certain real estate, loans receivable, joint venture interests and other assets owned by First Federal (the "Excluded Association Assets") and
(b) lot and timeshare contracts receivable and related assets, which First Federal previously acquired from the Company (the "Contracts Receivable"), having a net book value of $41.6 million. The Excluded Association Assets and the Contracts Receivable are collectively referred to as the "Excluded Assets". The Company recognized a net gain on the sale of $5.2 million, which is net of operating losses incurred by First Federal during the period ended September 23, 1994. The gain from the sale of First Federal was not subject to federal income tax due to a permanent tax basis difference in First Federal's stock and underlying goodwill.

  In accordance with the Stock Purchase Agreement, SCBC retained
$1.4 million of the Sales Price to securitize Fairfield's obligation to indemnify SCBC against three existing lawsuits/claims which have been asserted against First Federal (see Note 14). In addition, $3 million in net book value of Excluded Association Assets were pledged to SCBC to provide additional security with respect to both the three existing lawsuits/claims and the general indemnities under the Stock Purchase Agreement. After the setoff of the Sales Price against the purchase of the Excluded Assets, and certain other adjustments, the Company, using its revolving credit agreements, paid $17.7 million to SCBC in connection with the closing of the sale.

NOTE 3 - LOANS RECEIVABLE
- ------   ----------------
  Loans receivable consisted of the following (In thousands):

                                              December 31,
                                          1994          1993
                                          ----          ----
Contracts                               $136,709      $159,874
Mortgages                                 12,044        17,366
                                        --------      --------
                                         148,753       177,240
Less: Allowance for loan losses          (11,322)      (10,992)
      Unamortized valuation discount        (307)         (673)
                                        --------      --------
                                        $137,124      $165,575
                                        ========      ========

The weighted average stated interest rates on the Company's contracts receivable were 12.6% and 12.3% at December 31, 1994 and 1993, respectively, with interest rates on these receivables ranging
generally from 9.75% to 16%.   Contractual maturities of these
receivables within the next five years are as follows: 1995 - $35.3 million; 1996 - $31.8 million; 1997 - $25.5 million; 1998 - $18.7 million and 1999 - $13.5 million. The Company's contracts receivable were 98.1% and 98.2% current on a 30-day basis as of December 31, 1994 and 1993, respectively.



NOTE 4 - VACATION OWNERSHIP REVENUES
- ------   ---------------------------
  Vacation ownership revenues are summarized as follows (In thousands):

                                             Six Months  | Six Months
                               Year Ended      Ended     |    Ended
                               December 31,  December 31,|   June 30,
                              1994      1993     1992    |     1992
                              ----      ----     ----    |     ----
                                                         |
Vacation ownership revenues $ 55,172  $35,265   $15,107  |   $11,616
  Less:  Deferred revenue                                |
          on current year                                |
          sales, net          (1,920)  (2,101)      (22) |    (1,146)
  Add:   Revenue recognized on                           |
           prior year sales    2,101    1,168       170  |     3,088
                             -------  -------   -------  |   -------
                             $55,353  $34,332   $15,255  |   $13,558
                             =======  =======   =======      =======

NOTE 5 - REAL ESTATE INVENTORIES
- ------   -----------------------
  Real estate inventories are summarized as follows (In thousands):

                                        December 31,
                                    1994            1993
                                    ----            ----
Land:
  Under development                $ 4,140        $ 4,895
  Undeveloped                       17,633         14,771
                                   -------        -------
                                    21,773         19,666
                                   -------        -------
Residential housing:
  Vacation ownership                 8,418          8,759
  Homes                              1,611          1,587
                                   -------        -------
                                    10,029         10,346
                                   -------        -------
                                   $31,802        $30,012
                                   =======        =======

NOTE 6 - FINANCING ARRANGEMENTS
- ------   ----------------------
          Financing arrangements include (i) notes payable totaling $88.3 million and $100.4 million at December 31, 1994 and 1993, respectively, and (ii) revolving credit agreements with outstanding borrowings totaling $23.7 million and $12.2 million at December 31, 1994 and 1993, respectively.

          Notes Payable
          -------------
          Notes payable are summarized as follows (Dollars in thousands):

                            Average
                            Interest         December 31,
       Collateral             Rate         1994       1993
       ----------           --------       ----       ----
Contracts receivable          7.6%       $73,560   $ 81,559
Real estate inventories       9.9%        10,757     13,431
Mortgages receivable          9.3%         3,951      5,368
                                         -------   --------
                                         $88,268   $100,358
                                         =======   ========



          In 1993, Fairfield Funding Corporation ("FFC"), a wholly owned subsidiary of Fairfield Acceptance Corporation ("FAC"), completed a private placement of 7.6% Notes (the "FFC Notes"). The FFC Notes are secured by and payable from a pool of contracts receivable purchased from FAC pursuant to the Receivables Purchase Agreement (the "Agreement") among Fairfield as originator, FAC, as seller and FFC, as purchaser. The Agreement provides for the principal amounts collected from the contracts receivable pool to be reinvested into additional contracts receivable limited monthly to (i) the availability of eligible contracts as defined in the Agreement and (ii) the amounts accumulated in the reinvestment account. Excess funds held in the reinvestment account over $6 million are to be used to redeem the FFC Notes. The reinvestment period expires March 31, 1995. At December
31, 1994, contracts receivable totaling $84.1 million collateralized the FFC Notes.

          Maturities of notes payable within the next five years are as follows: 1995 - $13.1 million; 1996 - $21.4 million; 1997 - $17.6 million; 1998 - $12.9 million and 1999 - $11 million.

          Revolving Credit Agreements
          ----------------------------
          At December 31, 1994, Fairfield had no borrowings outstanding under its Amended and Restated Revolving Credit Agreement (the "FCI Agreement") with The First National Bank of Boston ("FNBB"). The FCI Agreement provides for revolving loans of up to $25 million, including up to $7 million for letters of credit. The FCI Agreement was amended in December 1994, to provide, among other things, the establishment of a sublimit for borrowings against certain eligible receivables (as defined in the FCI Agreement) in an amount up to $10 million. The borrowings under the FCI Agreement related to the sublimit bear interest at FNBB's base rate plus .25% and all other borrowings bear interest at FNBB's base rate plus .875%. The FCI Agreement also provides for an annual facility fee of .625% of the total commitment. The revolving loans mature on January 1, 1998, if not extended in accordance with the terms of the FCI Agreement, with the sublimit borrowings available through the earlier of (i) termination of the CapMAC Bond (as defined below) or (ii) April 3, 1995. At December 31, 1994, Fairfield had borrowing availability of $21.8 million, net of outstanding letters of credit totaling $.5 million.

          At December 31, 1994, FAC had borrowings outstanding of $23.7 million under its Third Amended and Restated Revolving Credit
Agreement (the "FAC Agreement") with FNBB. The FAC Agreement provides for revolving loans of up to $35 million, including up to $1 million for letters of credit. In December 1994, FAC entered into an insurance agreement with FNBB and Capital Markets Assurance
Corporation ("CapMAC") pursuant to which CapMAC issued a surety bond (the "CapMAC Bond") in favor of FNBB, guaranteeing the payments due on certain contracts receivable collateralizing the outstanding borrowings under the FAC Agreement. Additionally, the FAC Agreement was amended to provide, among other things, that through the earlier of the termination of the CapMAC Bond or April 3, 1995 (i) FAC would be unable to purchase additional contracts receivable from Fairfield except to satisfy FAC's obligation during the reinvestment period of the FFC Notes, (ii) additional borrowings would be suspended, (iii) the facility fee would be reduced to .5% and (iv) borrowings outstanding would bear interest equal to the thirty day LIBOR rate plus .25%, subject to an interest rate cap of 8.5%. In addition, the CapMAC Bond provides for a fee of .625% of the outstanding borrowings. The revolving loans mature on January 1, 1998, if not extended in accordance with the terms of the FAC Agreement and are collateralized by certain loans receivable, with Fairfield being a guarantor pursuant to the FAC Agreement.


          In conjunction with the above refinancing, CapMAC has issued a commitment letter to FAC, whereby CapMAC would provide a credit enhanced commercial paper program to provide an alternative financing source to the FAC Agreement. This facility, which is expected to become available in the second quarter of 1995, would provide financing for future purchases of loans receivable from Fairfield.
The facility would bear interest subject to an interest rate cap similar to the one described above.

NOTE 7 - DEFERRED REVENUE - ESTIMATED COSTS TO DEVELOP LAND SOLD
- ------   -------------------------------------------------------
      At December 31, 1994, estimated cost to complete development work in subdivisions from which lots had been sold totaled $14.2 million. The estimated costs to complete development work within the next five years are as follows: 1995 - $1.8 million; 1996 - $1.1 million; 1997
- - $1.1 million; 1998 - $.8 million and 1999 - $.6 million.

NOTE 8 - INCOME TAXES
- ------   ------------
      At December 31, 1994, the Company had net operating loss carryforwards totaling $43.6 million which reflects the amount available to offset taxable income in future periods based on the Company's current assessment of the limitations imposed under Internal Revenue Code Section 382 ("Section 382"). Had the Company undergone an ownership change as defined in Section 382 during the two year period following the effective date of the Plans (which became effective September 1, 1992), the pre-confirmation net operating loss carryforwards would have been eliminated. Available carryovers, if not utilized, expire as follows: 2005 - $12.7 million; 2006 - $8.0 million; 2007 - $14.0 million; 2008 - $5.5 million and 2009 - $3.4 million.
          Components of the provision for income taxes are as follows (In thousands):

                                      Six Months   | Six Months
                       Year Ended        Ended     |    Ended
                       December 31,   December 31, |   June 30,
                    1994         1993     1992     |     1992
                    ----         ----     ----     |     ----
                                                   |
Current:                                           |
  Federal          $  -        $  -       $283     |    $ -
  State              257            4       57     |     154
                   -----        -----     ----     |    ----
                     257            4      340     |     154
                   -----        -----     ----     |    ----
Deferred:                                          |
  Federal          2,422        2,770      274     |      -
  State              199          383       44     |      -
                   -----        -----     ----     |    ----
                   2,621        3,153      318     |      -
                   -----        -----     ----     |    ----
                  $2,878       $3,157     $658     |    $154
                  ======       ======     ====     |    ====
Utilization of pre-confirmation                    |
  income tax attributes as                         |
  direct additions to paid-in                      |
  capital         $7,518       $3,016     $274     |      N/A
                  ======       ======     ====

          Components of the variance between taxes computed at the expected federal statutory income tax rate and the provision for income taxes on continuing operations are as follows (In thousands):

                                         Six Months  |  Six Months
                           Year Ended      Ended     |     Ended
                          December 31,   December 31,|    June 30,
                       1994         1993     1992    |     1992
                       ----         ----     ----    |     ----
                                                     |
Statutory tax                                        |
 provision            $5,150       $3,511    $648    |  $ 36,117
State income taxes,                                  |
 net of federal benefit  301          255      38    |       151
Gain on sale of First                                |
 Federal (see Note 2) (2,277)         -        -     |       -
Effect of tax                                        |
 benefits not recorded   -            -        -     |     2,781
Gain on discharge                                    |
 of debt                 -            -        -     |   (42,804)
Reorganization expenses  -            -        -     |     4,089
Other                   (296)        (609)    (28)   |      (180)
                      ------       ------    ----    |   -------
Provision for                                        |
 income taxes         $2,878       $3,157    $658    |   $   154
                      ======       ======    ====    |   =======

          Significant components of the Company's deferred tax assets (deductible temporary differences) and deferred tax liabilities
(taxable temporary differences) consisted of the following (In thousands):

                                          December 31,
                                       1994         1993
                                       ----         ----
Deferred tax assets:
  Net operating loss carryforwards   $ 16,767     $14,111
  Loan and cancellation loss reserves   4,358       7,081
  Tax over book basis in inventory      3,092       3,394
  Deferred revenue                      2,435       2,425
  Credit carryforwards                  1,882       1,882
  Other                                 2,065       2,375
  Accrual for discontinued operations     -         2,381
                                      -------     -------
                                       30,599      33,649
  Valuation allowance                 (26,131)    (33,649)

                                      -------     -------
                                        4,468         -
                                      -------     -------
Deferred tax liabilities:
  Basis in partnership assets           1,380       1,239
  Other                                   169         370
  Book over tax basis of assets           -         2,398
  Book asset adjustments for
   Fresh Start Reporting                  -         1,276
                                      -------     -------
                                        1,549       5,283
                                      -------     -------
   Net deferred tax assets
    (liabilities)                     $ 2,919     $(5,283)
                                      =======     =======

          Prior to 1994, the Company's deferred tax assets were reduced by a 100% valuation allowance based on the lack of a historical earnings record for the Company and the uncertainty as to the potential limitations that could have been imposed under Section 382 during the two year period following the effective date of the plans of reorganization. In 1994, management determined that it was more likely than not that a portion of the deferred tax assets would be realized. Management concluded that the Company had not undergone an ownership change as defined under Section 382 during the two year period following the effective date of the plans of reorganization and would therefore realize a certain portion of the deferred tax assets through (i) estimated future taxable earnings and (ii) the reversal of deferred tax liabilities during periods in which the Company has available net operating loss carryforwards and other deductible temporary differences.

          The Company has reported operating earnings since the effective date of the plans of reorganization and management believes that it is more likely than not that future taxable earnings will be sufficient to realize a portion, if not all, of the tax benefits associated with the future deductible temporary differences and net operating loss carryforwards prior to their expiration. The 1994 reduction of the valuation allowance is based on (i) current realization of certain prior year deferred tax liabilities, (ii) offset of deferred tax assets against remaining deferred tax liabilities and (iii) utilization of deferred tax assets to offset estimated taxable earnings for 1995. Management believes that its projections of 1995 earnings are achievable and provide adequate support for reducing the valuation allowance in 1994. Future realization of remaining unrealized deferred tax assets will depend principally on the Company's ability to generate taxable earnings sufficient to offset net operating losses and deductions for temporary differences which comprise these assets. To the extent of this realization of tax assets occurs, substantially all of the valuation allowance, totaling $26.1 million at December 31, 1994, will be reduced through additional credits to paid-in capital.

NOTE 9 - STOCKHOLDERS' EQUITY
- ------   --------------------
          Pursuant to the Plans, all of the common stock outstanding prior to reorganization was cancelled effective September 1, 1992.
Thereafter, Fairfield began issuing new stock and is authorized to issue 25,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share. The rights and preferences of shares of authorized but unissued Preferred Stock are to be established by Fairfield's Board of Directors at the time of issuance.

          As of December 31, 1994, Fairfield has issued 12,359,037 shares of Common Stock to holders of unsecured resolved claims, of which 2,395,295 were held in treasury or by wholly owned subsidiaries. In accordance with the Plans, Fairfield will issue additional shares as the remaining claims are resolved. The ultimate amount of these claims and the timing of the resolution of the claims is largely within the control of the Bankruptcy Court. However, based upon available information, Fairfield presently estimates that approximately 13,069,699 shares of Common Stock will be issued. Additionally, 588,235 shares have been reserved, but not issued, for the benefit of the holders of the FCI Notes (see Note 11).

          In 1992, Fairfield adopted a Rights Agreement which provides for the issuance of one right for each outstanding share of Fairfield's
Common Stock. The rights, which entitle the holder to purchase from Fairfield one one-hundredth of a share of Series A Junior
Participating Preferred Stock at $25 per share, become exercisable (i) ten days after a person becomes the beneficial holder of 20% or more of Fairfield's Common Stock, other than pursuant to a cash tender offer for all outstanding shares, or (ii) ten business days following the commencement of a tender or exchange offer for at least 20% of Fairfield's Common Stock. Fairfield may redeem the rights at $.01 per right under certain circumstances. The rights expire on September 1, 2002.

          The FCI Agreement prohibits Fairfield from paying any dividends or other distributions on its Common Stock, other than dividends payable solely in shares of Common Stock.


NOTE 10 - FAIRFIELD ACCEPTANCE CORPORATION
- -------   ---------------------------------
          Condensed consolidated financial information for FAC is summarized as follows (In thousands):

                CONDENSED CONSOLIDATED BALANCE SHEETS

                                  December 31,
                             1994              1993
                             ----              ----
ASSETS
Cash                       $    895           $   711
Loans receivable, net       108,093            94,668
Restricted cash               8,120            10,602
Due from parent              12,115             7,392
Other assets                  3,008             3,113
                           --------          --------
                           $132,231          $116,486
                           ========          ========
LIABILITIES AND EQUITY

Financing arrangements     $ 97,235          $ 85,842
Accrued interest and
 other liabilities              681               745
Equity                       34,315            29,899
                           --------          --------
                           $132,231          $116,486
                           ========          ========

           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                     Six Months   | Six Months
                         Year Ended    Ended      |   Ended
                        December 31, December 31, |  June 30,
                       1994     1993    1992      |   1992
                       ----     ----    ----      |   ----
                                                  |
Revenues             $13,644  $14,582  $7,580     | $7,438
Expenses               8,382    8,198   4,878     |  4,319
                     -------  -------  ------     | ------
Earnings before                                   |
  reorganization                                  |
  expenses             5,262    6,384   2,702     |  3,119
Reorganization                                    |
 expenses                -        -       -       |  3,582
Provision for income                              |
 taxes                 2,015    2,444   1,035     |    435
                     -------   ------  ------     | ------
Earnings (loss) before                            |
 extraordinary credit  3,247    3,940   1,667     |   (898)
Extraordinary credit -                            |
 realization                                      |
 of net operating                                 |
 loss carryforwards      -        -       -       |    435
                      ------  -------  ------     | ------
Net earnings (loss)   $3,247  $ 3,940  $1,667     | $ (463)
                      ======  =======  ======     | ======

          In accordance with the terms of the Third Amended and Restated Operating Agreement entered into on December 9, 1994 (the "Operating Agreement"), FAC is permitted to purchase eligible receivables from Fairfield for a price equal to $.94 per $1.00 of such receivables. Fairfield is required by the Operating Agreement to repurchase defaulted receivables from FAC at a price equal to $.94 per $1.00 or substitute an eligible receivable on the basis of $.85 per $1.00 of such receivables. During 1994 and 1993, FAC purchased receivables from Fairfield with outstanding principal balances of $69.3 million and $25.4 million, respectively.


NOTE 11 - NET ASSETS (LIABILITIES) HELD FOR SALE
- -------   --------------------------------------
          During 1994, the Company sold substantially all of its remaining assets of discontinued operations at their approximate book value.
At December 31, 1994, net assets held for sale consisted primarily of
(i) two remaining golf courses previously classified in net assets of discontinued operations, (ii) those assets collateralizing the Senior Subordinated Secured Notes ("FCI Notes") as described below and (iii) the remaining balance of the Excluded Association Assets purchased in conjunction with the sale of First Federal. Net assets held for sale have been recorded at the lower of cost or estimated net realizable value. Subsequent to December 31, 1994, the Company sold $5.3 million of net assets held for sale at their approximate book value.

          The FCI Notes are collateralized by (i) the Company's real estate inventories located at its Pointe Alexis development in Tarpon
Springs, Florida, (ii) the Company's partnership interest in Sugar
Island limited partnership in St. Croix, U.S. Virgin Islands and (iii) the Company's partnership interest in Harbour Ridge limited partnership in Stuart, Florida. The FCI Notes bear interest at 10% compounded semi-annually and mature on the earlier of (i) the sale of all the collateral or (ii) the later of (a) 60 days after the FNBB loans have been paid in full or (b) March 1, 1997. The FCI Notes are nonrecourse to Fairfield and its two wholly owned subsidiaries that guarantee the notes. The sole sources of repayment for the FCI Notes consist of the collateral, any proceeds from the sale of the collateral and, as described below, the shares of common stock of Fairfield reserved as additional collateral for the FCI Notes. In the event the proceeds from the sale of the other collateral presently securing the FCI Notes, or the fair value of any such collateral not sold, is not sufficient to repay the FCI Notes, Fairfield will issue shares of common stock, up to a maximum number equal to what a holder of a $5 million general unsecured claim was entitled to receive on the effective date of the Plans (588,235 shares).

        During 1994, the Company determined that not all of the remaining assets collateralizing the FCI Notes would be sold prior to March 1, 1997, and that it would likely convey the remaining assets to the noteholders on that date, in satisfaction of the outstanding indebtedness as discussed above. Therefore, the assets collateralizing the FCI Notes at December 31, 1994 and related debt were classified as net assets held for sale, and the 1993 amounts have been reclassified to conform with the 1994 presentation.

          Net assets (liabilities) held for sale consisted of the following (In thousands):

                                             December 31,
                                          1994          1993
                                          ----          ----
Golf courses                            $  3,071      $   -
Collateral for FCI Notes:
   Real estate inventories                 4,160        4,595
   Investment in unconsolidated affiliate  4,951        4,951
Excluded Association Assets:
   Real estate inventories                 6,941          -
   Loans receivable, net                   4,830          -
   Indemnity escrow                        1,387          -
                                         -------      -------
                                          25,340        9,546
FCI Notes                                (14,806)     (14,806)
Net liabilities of First Federal
 sold (see Note 2)                           -        (23,293)
Accrued liabilities - Excluded
 Association Assets                         (869)         -
Notes payable - golf courses                (600)         -
                                         -------      -------
                                        $  9,065     $(28,553)
                                        ========     ========


NOTE 12 - EMPLOYEE BENEFIT PLANS
- -------   ----------------------
          The Company's Profit Sharing Plan covers substantially all employees with one year or more of credited service, and participants are fully vested after seven years of credited service. Effective July 1, 1994, the Profit Sharing Plan was amended to allow employee elective salary deferrals as permitted under Internal Revenue Code
Section 401(k). Employer discretionary contributions to the Profit Sharing Plan are determined annually by the Board of Directors and the amount charged to expense totaled $.7 million and $.5 million for 1994 and 1993, respectively. There were no contributions for the six months ended December 31, 1992 or the six months ended June 30, 1992.

          In 1994, the Company adopted the Excess Benefit Plan, which is a non-qualified, unfunded plan established to provide designated employees with benefits to compensate for certain limitations imposed by federal law on the amount of compensation which may be considered in determining employer contributions to participants' accounts under the Profit Sharing Plan. Participant accounts under the Excess
Benefit Plan are credited with amounts that, except for the limits of the Internal Revenue Code, would have been contributed to such participants' accounts under the Profit Sharing Plan. Participant accounts under the Excess Benefit Plan vest in accordance with the vesting schedule set forth in the Profit Sharing Plan. Interest is credited to the participants' accounts annually at the base (prime) rate of interest charged by FNBB. The expense associated with the Excess Benefit Plan totaled $.1 million for the year ended December
31, 1994.

          In 1994, the Company adopted a Key Employee Retirement Plan, which is a non-qualified, unfunded plan established to provide certain senior executives of the Company with retirement benefits. Under the Key Employee Retirement Plan, participant accounts are credited on each January 1 by a percentage of each participants' preceding year's total cash compensation. In general, the benefit percentage can range from 0% to 20%, depending on the Company's moving average rate of return on stockholders' equity. Participant accounts are fully vested after seven years of service or upon the occurrence of a change in control of the Company, death of the participant, termination of employment due to total disability or retirement on or after the age 55, in each case while employed by the Company. Interest is credited to participants' accounts monthly at the base (prime) rate of interest charged by FNBB. The expense associated with the Key Employee Retirement Plan totaled $.3 million for the year ended December 31, 1994.

          Fairfield's First Amended and Restated 1992 Warrant Plan (the "1992 Plan") provides for the grant of nonqualified stock warrants to certain key employees and directors to purchase up to 1,000,000 shares of Common Stock. Warrants under the 1992 Plan are to be granted at prices not less than the fair market value of such shares on the date of grant and may be exercisable for periods of up to 10 years from the date of grant. During 1994, the Board of Directors granted warrants to purchase a total of 18,000 shares. These warrants were granted effective November 18, 1994 at an exercise price of $5.50 per share, and become exercisable on the first anniversary of the date of grant. During 1993, the Board of Directors granted warrants to purchase a total of 450,000 shares, at an exercise price of $3.00 per share, of which 20% of the shares become exercisable on each of the first through fifth anniversaries from the date of grant. During 1992, the Board of Directors granted warrants to purchase a total of 350,000 shares, at an exercise price of $3.00 per share, with 25% of such awards effective September 1, 1992 and additional 25% increments effective on each anniversary date thereafter. No warrants issued pursuant to the 1992 Plan have been exercised or cancelled and, at December 31, 1994, warrants for 316,500 shares were exercisable.



NOTE 13 - SUPPLEMENTAL INFORMATION
- ------    ------------------------

          Other revenues in 1994 and 1993 include cash distributions totaling $1.2 million and $2 million, respectively, related to the Company's 35% partnership interest in Harbour Ridge, Ltd., a limited partnership engaged in the development of a tract of land in St. Lucie, Florida. Other revenues in 1993 also include $.5 million related to the recovery of a previously written-off note receivable and $.5 million related to the recovery of certain professional fees previously expensed. There were no similar revenues for the six months ended December 31, 1992 or the six months ended June 30, 1992.

          Also included in other revenues and other expenses for 1994 are bulk asset sales and related cost of sales totaling $4.5 million and $4.2 million, respectively. For 1993, bulk asset sales and related cost of sales totaled $1.7 million and $1.2 million, respectively.
For the six months ended December 31, 1992, bulk asset sales and related cost of sales totaled $2.2 million and $1.8 million, respectively, and for the six months ended June 30, 1992 totaled $4.8 million and $4.7 million, respectively.

          In December 1994, the Company began sales efforts at its two newest destination locations in Nashville, Tennessee and Orlando, Florida and incurred approximately $1 million in start-up expenses associated with these new developments (included in "Other expenses" in the 1994 Consolidated Statement of Earnings).

          Amounts paid related to reorganization totaled $1.2 million, $5.3 million, $3.4 million and $5.5 million for 1994, 1993, the six months ended December 31, 1992 and the six months ended June 30, 1992, respectively.

          Interest paid totaled $20.5 million, $25.5 million, $17.1 million and $21.7 million for 1994, 1993, the six months ended December 31, 1992 and the six months ended June 30, 1992, respectively. Of these amounts, $9 million, $11.1 million, $7.2 million and $12 million, respectively, were related to First Federal.

          Included in other assets at December 31, 1994 and 1993 are (i) $5.1 million and $5.2 million, respectively, related to the assets of the Company's life insurance subsidiary and (ii) unamortized capitalized financing costs of $2.0 million and $2.2 million, respectively. Also included in other assets at December 31, 1994 are deferred tax assets totaling $2.9 million (see Note 8). Included in other liabilities at December 31, 1994 and 1993 are (i) $2.7 million and $3.2 million, respectively, related to the liabilities of the Company's life insurance subsidiary and (ii) accruals totaling $3.6 million and $2.7 million, respectively, related to the Company's employee benefit plans.

NOTE 14 - CONTINGENCIES
- -------   ------------
          In June 1992, the Pagosa Lakes Property Owners Association ("PLPOA") filed an adversary proceeding in the Bankruptcy Court for the Eastern District of Arkansas, Western Division (the "Bankruptcy Court") asserting equitable ownership or lien interests in certain recreational amenities, including golf courses. In March 1994, the Bankruptcy Court issued its decision upholding Fairfield's ownership of the Pagosa recreational amenities, subject to a restrictive covenant allowing Pagosa property owners and their guests to use the recreational amenities. The PLPOA has filed an appeal of the Bankruptcy Court's decision with the United States District Court, Eastern District of Arkansas, Western Division ("District Court").
The issues on appeal have been briefed and the parties are awaiting a decision. Fairfield's ability to dispose of the recreational amenities at Pagosa is restricted until the claim is finally resolved.



          In August 1992, the PLPOA filed an appeal of the Bankruptcy Court's final order confirming Fairfield's plan of reorganization. This appeal is pending before the District Court. The basis for the appeal is the PLPOA's position that Fairfield should have been required to resolicit the plan of reorganization due to its amendment in accordance with the Bankruptcy Court's conditional confirmation order to eliminate any recovery for Fairfield's previous stockholders. The Bankruptcy Court rejected this argument, finding that the property owner group lacked standing to raise this issue, and in management's opinion, the appeal is without merit and moot, since the plan of reorganization has been substantially implemented. The issues on appeal have been briefed, but no decision has been rendered.

          On or about July 21, 1993 and September 9, 1993, two lawsuits (the "Recreation Fee Litigation") were filed by 29 individuals and a company against Fairfield in the District Court of Archuleta County, Colorado. The Recreation Fee Litigation, which seeks certification as class actions, alleges that Fairfield and its predecessors in interest wrongfully imposed an annual recreation fee on owners of lots, condominiums, townhouses, VOIs and single family residences in Fairfield's Pagosa, Colorado development. The amount of the recreation fee, which was adopted in August, 1983, is $180 per lot, condominium, townhouse and single family residence subject to the fee and $360 per unit for VOIs. The Recreation Fee Litigation in general seeks (a) a declaratory judgment that the recreation fee is invalid;
(b) the refund, with interest, of the recreation fees which were allegedly improperly collected by Fairfield; (c) damages arising from Fairfield's allegedly improper attempts to collect the recreation fee
(i) in an amount of not less than $1,000 per lot in one case and (ii) in an unstated amount in the other case; (d) punitive damages; and (e) recovery of costs and expenses, including attorneys' fees. The court has not yet ruled on whether or not the Recreation Fee Litigation will be allowed to proceed as class actions. Because of the preliminary nature of the litigation and uncertainty concerning the time period covered by the suits' allegations, Fairfield is unable to determine with any certainty the dollar amount sought by plaintiffs, but believes it to be material.

          On November 3, 1993, Fairfield filed an adversary proceeding in the Bankruptcy Court, alleging that the Recreation Fee Litigation violates the discharge granted to Fairfield in its Chapter 11 bankruptcy reorganization and the injunction issued by the Bankruptcy Court against prosecution of any claims discharged in the bankruptcy proceedings. The Colorado State Court stayed further proceedings in the Recreation Fee Litigation pending decision by the Bankruptcy
Court. By orders and opinions dated September 29, 1994, the Bankruptcy Court decided motions filed by the plaintiffs in the Recreation Fee Litigation, in response to Fairfield's adversary proceeding. The Bankruptcy Court retained jurisdiction over one of the lawsuits (the Storm lawsuit), and determined that any purchaser of a lot from Fairfield and its predecessors prior to August 14, 1992 would be limited to a pre-confirmation cause of action. The
Bankruptcy Court determined that it did not have jurisdiction over the second lawsuit (the Daleske lawsuit), involving eight individuals and one company, due to prior proceedings in the case in Colorado federal district court, which ruled that the plaintiffs in this lawsuit had post-confirmation causes of action, although all nine plaintiffs are believed to have purchased their lots prior to August 14, 1992.
Fairfield has appealed the Bankruptcy Court's decision in the Daleske lawsuit, and the plaintiffs in the Storm lawsuit have appealed the Bankruptcy Court's decision in that case, to the District Court. Two additional related lawsuits have also been filed in the Archuleta
County District Court, raising similar issues and demands as the Storm and Daleske cases. The Fiedler case, filed on or about October 17, 1994, was filed individually, while the second of these new cases, the Lobdell case, was filed on or about November 22, 1994, as a proported class action.



          Fairfield intends to defend vigorously the Recreation Fee Litigation, and the two recently filed related cases, including any attempt to certify a class in any of these cases. Fairfield has previously implemented recreation fee charges at certain other of its resort sites which are not subject to the pending action.

          On December 10, 1993, Charlotte T. Curry, who, with her husband, purchased a lot from Fairfield under an installment sale contract subsequently sold to First Federal, filed suit against First Federal, currently pending in Superior Court in Mecklenburg County, North
Carolina, alleging breach of contract, breach of fiduciary duty and unfair trade practices. On April 8, 1994, the complaint was amended,
(a) adding Fairfield as a party, (b) adding an additional count against both Fairfield and First Federal alleging violation of the North Carolina's Racketeer Influenced and Corrupt Organizations
("RICO") Statute and (c) adding a count against Fairfield alleging fraud. The litigation, which seeks class action certification, contests the method by which Fairfield calculated refunds for lot purchasers whose installment sale contracts were canceled due to failure to complete payment of the deferred sales price for the lot.
Most installment lot sale contracts require Fairfield to refund to a defaulting purchaser the amount paid in principal, after deducting the greater of (a) 15% of the purchase price of the lot or (b) Fairfield's actual damages. The plaintiff disputes Fairfield's method of calculating damages, which has historically included certain sales, marketing and other expenses. In the case of Ms. Curry's lot, the amount of refund claimed as having been improperly retained is approximately $3,600. The Curry lawsuit seeks damages, punitive damages, treble damages under North Carolina law for unfair trade practices and RICO, prejudgment interest and attorney's fees and costs. By order dated July 6, 1994, the court dismissed Ms. Curry's claims for (a) breach of contract, due to the statute of limitations, (b) breach of fiduciary duty, due to the lack of a fiduciary duty and the statute of limitations, (c) fraud, due to the statute of limitations, and (d) RICO, due to failure to state a claim. The court, by order dated August 16, 1994, dismissed Ms. Curry's only remaining claim against Fairfield, for unfair trade practices, subject to possible appeal rights. The court has not yet addressed whether Ms. Curry is an appropriate class representative and has not certified the case as a class action.

      Under the Stock Purchase Agreement for the sale of First Federal (see
Note 2), Fairfield agreed to indemnify SCBC against any liability in the Curry litigation. While Fairfield is no longer a defendant in the litigation, it intends to coordinate the defense of First Federal (now, by merger, Security Bank and Trust Company) with the counsel who have been representing First Federal, to defend the Curry litigation vigorously. Fairfield also has cancelled defaulted lot installment sales contracts owned by it and its subsidiaries (other than First Federal), using the same method of calculating refunds as is at issue in the Curry litigation.

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS
- ------    -----------------------------------

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

       Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets approximate the fair values.

       Restricted cash and escrow accounts: The estimated fair values of restricted cash and escrow accounts approximate their carrying amounts at December 31, 1994 and 1993.

       Loans receivable: The estimated fair values of loans receivable approximate their carrying amounts at December 31, 1994 and 1993 based on valuation models previously developed by independent appraisers.


       Financing arrangements: The carrying amounts of the Company's borrowings under its revolving credit agreements, which bear variable interest rates
       approximate their fair values at December 31, 1994 and 1993.   The fair
       values of the Company's fixed rate notes payable were estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. At December 31, 1994, fixed rate notes payable had a carrying amount of $84.3 million and an estimated fair value of $80.2 million. At December 31, 1993, the carrying amount of fixed rate notes payable approximated their fair value.

NOTE 16 - UNAUDITED CONSOLIDATED QUARTERLY FINANCIAL DATA
- ------    -----------------------------------------------
DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                            Year Ended December 31, 1994
                                         ----------------------------------
                                          First    Second   Third   Fourth
                                         Quarter  Quarter  Quarter  Quarter
                                         -------  -------  -------  -------
Total revenues                          $19,445  $30,815   $38,347 $26,813
Total expenses                           17,905   26,995    29,549  25,824
                                        -------  -------   ------- -------
Earnings before provision for
 income taxes                             1,540    3,820     8,798     989
Provision for income taxes                  462    1,146     1,079     191
                                        -------  -------   -------  -------
Net earnings                            $ 1,078  $ 2,674   $ 7,719  $   798
                                        =======  =======   =======  =======
Earnings per share:
  Primary                                  $.10     $.24      $.70     $.07
                                           ====     ====      ====     ====
  Fully diluted                            $.09     $.23      $.66     $.07
                                           ====     ====      ====     ====


                                              Year Ended December 31, 1993
                                          -----------------------------------
                                         First     Second     Third   Fourth
                                        Quarter   Quarter    Quarter  Quarter
                                        -------   -------    -------  -------
Total revenues                          $21,177   $30,894    $30,851  $26,806
Total expenses                           20,945    25,933     27,261   25,262
                                        -------   -------    -------  -------
Earnings before provision for
 income taxes                               232     4,961      3,590    1,544
Provision for income taxes                  146     1,639      1,211      161
                                        -------   -------   --------  -------
Net earnings                            $    86   $ 3,322   $  2,379  $ 1,383
                                        =======   =======   ========  =======
Earnings per share:
  Primary                                  $.01      $.30       $.21     $.13
                                           ====      ====       ====     ====
  Fully diluted                            $.01      $.28       $.20     $.12
                                           ====      ====       ====     ====

Revenues in the third quarter of 1994 include $5.2 million relating to the net gain on the sale of First Federal (see Note 2). Certain amounts in the consolidated financial statements of prior quarters for 1994 have been reclassified to conform to the fourth quarter presentation.