Form 10-K, Exhibit 13
period 1995-12-31
FAIRFIELD COMMUNITIES INC
filed 1996-03-11
CIK 276189

FAIRFIELD PROPERTY PORTFOLIO

  Fairfield's  property  portfolio spreads  across some
  of America's most desired resort destinations, including Colonial Williamsburg, Myrtle Beach, Nashville, Orlando and Branson. As one of the oldest and largest vacation ownership companies in America, we offer a high level of service and variety of amenities. Our resorts offer a wide range of accommodations, from studios with mini-kitchens to one-, two- or three-bedroom villas with full kitchens, fireplaces, VCRs and stereos, washers, dryers and even whirlpool tubs.

       At Fairfield, we have recognized the importance of following and pro-actively addressing changes in the way Americans plan and take their vacations, and we remain attuned to meeting the changing demands of the evolving vacation industry. These market demands, as well as the preferences of vacationers, are key drivers in the research and identification of new vacation destinations. Location selection involves extensive research of tourism and demographic trends. Our increased focus on constructing properties in destination locations reduces the need for developing large-scale amenities to attract vacationers, thereby lowering development expense and reducing development risk. Most importantly, the large tourist draws of major destinations provide our sales offices with a steady source of potential customers.

       Our goal on any project is to build the number of accommodations the market will support. In most cases, we develop a location in phases as market demand confirms the need for additional inventory. This approach results in a diversified product portfolio of resort offerings, which are built to meet the vacation needs of our entire customer base.

  FAIRFIELD BAY

  Fairfield Bay, AR - This family resort offers 217 vacation ownership units in a pristine setting stretching over the beautiful Ozark foothills. Mountain Ranch Golf Course is in the heart of it all, and Fairfield Bay's lighted 10-court tennis center has been selected as one of the top tennis resorts in the United States by Tennis magazine. The lush Ozark National Forest is perfect for family hiking and camping, and the Ozark Folk Center features performances and craft shows and demonstrations year-round. Blanchard Springs Caverns, called "one of the greatest cave finds of the 20th century," is nearby, as are the nationally acclaimed trout fishing waters of the White and Little Red Rivers. The crown jewel of Fairfield Bay, though, is the magnificent 40,000-acre Greers Ferry Lake, one of the cleanest, purest lakes in America. With over 300 miles of shoreline, this lake is a sportsman's dream. Also, the friendly capital city of Little Rock is easily accessible from the area and can be an educational and enjoyable day trip.

  FAIRFIELD BRANSON

  Branson, MO - Once a quiet, obscure Ozark community, Branson is now being hailed as America's Country Music Show Capital. This music mecca entertains millions of fans and families drawing the biggest names in country and bluegrass music year-round. Fairfield Branson at the Falls, our original Branson project, offers 54 units. The second Branson development, Fairfield Branson at the Meadows, is partially completed with a planned 232-unit capacity when fully developed. Both projects provide convenient access to the 10-mile stretch of Highway 76 where over 30 indoor theaters provide non-stop entertainment, with capacities from 500 to 4,000. The
  Branson/Lakes area also offers boating, fishing, swimming, waterskiing, sailing, scuba diving and parasailing on three beautiful lakes - Table Rock, Lake Taneycomo and Bull Shoals, all complimented by great shopping, dining and museums. Theme parks such as Silver Dollar City and White Water are among other family attractions in the area.

  FAIRFIELD FLAGSTAFF

  Flagstaff, AZ - Nestled in the tall pines of Arizona's cool high country, Fairfield Flagstaff provides 125 vacation ownership units in four wonderful seasons of resort vacationing. With the Grand Canyon just 76 miles away, it is difficult to imagine a more impressive or memorable family getaway. Just 25 miles south of
  Flagstaff is the fascinating artist's colony of Sedona. The drive takes you through the startling red rock formations of the Oak Creek Canyon. Nearby Arizona Snowbowl

  [This page only includes 3 pictures which are described clockwise as follows:

        A picture of VOI buildings at Fairfield Branson at the Falls; A picture of red rock formations near Sedona, Arizona; A picture of two couples in a VOI unit at Fairfield Bay]
  offers a sky-ride for a stunning view, as well as great downhill and cross-country skiing. However, without even leaving the resort area you can swim, golf, play tennis, go horseback riding or lounge comfortably in the cool mountain air. For shoppers, Flagstaff offers a host of retail outlets near popular northern Arizona sightseeing attractions.

  FAIRFIELD GLADE

  Fairfield Glade, TN - The best of Southern living comes right into your backyard at Fairfield Glade. Golf is king at this resort, boasting one 27-hole and three 18-hole PGA championship golf courses. The resort has 358 vacation ownership units and is surrounded by 11 lakes. Hobby and social clubs, arts and crafts fairs, local shops and outlet malls abound. Nearby Cumberland County Playhouse is an exciting place to see a premier show in the evening, and the on-site riding stables hold a great cool-evening western cookout. Indoor and outdoor swimming pools and indoor and outdoor tennis courts are available to use, and the private hot tubs are a great way to relax. Nearby attractions include the magnificent Fall Creek Falls and Cumberland Mountain State Parks, Great Smokey Mountains National Park, as well as Dolly Parton's Dollywood and the American Museums of Atomic Energy and Fine Arts.

  HARBORTOWN POINT

  Ventura, CA - Harbortown Point is located in Ventura Harbor, California, between Santa Barbara and Los Angeles. In addition to the many public beaches and water activities surrounding the resort, on-site facilities include 57 units, a heated swimming pool and two glass-enclosed whirlpools for relaxing. Year-round temperatures are in the 70s and 80s, making this a prime location for outdoor shopping and dining. Channel Island National Park, the only aquatic national park in the continental United States, is just beyond Fairfield's docks. Harbortown Point's boat rentals include sailboats, fishing boats, paddle boats and boardsails by the hour or overnight.

  FAIRFIELD HARBOUR

  New Bern, NC - The banks of the broad Neuse River are the setting the 207 vacation ownership units of Fairfield Harbour. A scenic Venice-like canal system crisscrosses much of the community, and boat rentals, fishing cruises and golf are main attractions. Fairfield Harbour is surrounded by historical towns and attractions, such as Bath, incorporated in 1705 as the state's first town. Beaufort, founded in 1709, features excellent restoration of 18th and 19th century homes and businesses. Nearby
  Tryon Palace is a classical Georgian mansion that once served as the North Carolina capitol. The recreation center at Fairfield

  [This page includes a map of the United States with the Fairfield developments identified.]

  [This page only includes 3 pictures which are described clockwise as follows:

        A picture of two golfers on a golf green at Fairfield Glade; A picture of a man and woman sitting beside the pool at Fairfield Williamsburg at Kingsgate; A picture of a sailboat in the marina at Fairfield Harbour.]

  Harbour includes an indoor and outdoor pool, whirlpool spa, exercise room with sauna, miniature golf, playground, video game room and community center. The city of New Bern boasts complete shopping centers, marina facilities, fine restaurants and nightclubs. It is a city rich in history, modern amenities and cordial citizens.

  FAIRFIELD MOUNTAINS

  Lake Lure, NC - This resort offers 215 vacation ownership units amid all of the beauty and pleasures of the Blue Ridge Mountains, just 45 miles east of Asheville, North Carolina. Lake Lure and Bald Mountain Lake both offer great bass fishing, as well as relaxing boating and beautiful private beaches. The Bald Mountain and Apple Valley golf courses are open year-round, offering some of the most beautiful settings in the Southeast. Guided trips are available to Chimney Rock Park for hiking and exploring scenic caves and waterfalls, as well as white water rafting or a quiet boat cruise. Nearby attractions include Oconaluftee Indian Village, a replica of a Cherokee Indian Village, and the Biltmore House and Gardens, a magnificent example of 19th century architecture and craftsmanship. Weekly planned activities include bingo, bridge and Mountainfest Night, with storytelling, music and hayrides, making Fairfield Mountains a great family vacation spot.

  FAIRFIELD MYRTLE BEACH

  Myrtle Beach, SC - The 10-acre oceanfront resort at SeaWatch Plantation is zoned for approximately 640 units consisting of a mixture of condominiums and hotel units. The initial phase will include 96 VOI units as well as a pool, lagoon and beach walk. The first building of the resort is expected to be ready for occupancy in April 1996, and the entire first phase should be completed in approximately three years. Fairfield Westwinds, our original Myrtle Beach area project, was built in 1989 in North Myrtle Beach. The success we have met with there has prompted us to develop SeaWatch Plantation as well. Fairfield Westwinds is a 10-story, 82-unit oceanfront luxury complex on the white-sand beaches of North Myrtle Beach. The area, which was rated the second most popular drive destination in the United States by the Automobile Association of America Travel Service, averages more than 14 million visitors per year. With over 60 miles of glistening sand, more golf courses than anywhere else on earth, dozens of amusement centers and miniature golf courses, enormous theaters and shopping centers, hundreds of attractions and over a thousand restaurants, Myrtle Beach brings families back time after time.


  FAIRFIELD NASHVILLE
  AT MUSIC CITY, USA

  Nashville, TN - Fairfield Nashville is located on 13 acres in the music center of Nashville, Tennessee, right next to Opryland. When complete, the initial phase of the resort will offer approximately 150 units. Planned amenities include indoor and outdoor swimming pools, a health club, clubhouse, picnic tables, barbecue grills and playgrounds. The Company also expects to exercise an option on an adjacent 6-acre parcel. An estimated 10 million people visited Nashville in 1995, making the area an attractive fit with our strategy to expand our vacation ownership network in popular destination locations. This resort is ideally located in close proximity to all of Nashville's major attractions, including the Grand Ole Opry, the Opryland Theme Park and the Hermitage.

  FAIRFIELD ORLANDO
  AT CYPRESS PALMS

  Kissimmee, FL - Fairfield Orlando at Cypress Palms puts our members in the middle of the vacation capital of the world, just minutes away from this city's world famous attractions such as WALT DISNEY WORLD[Registered Trademark] Resort, Epcot

  [This page includes a picture of the VOI building at Fairfield
   Myrtle Beach at Westwinds.]

   [This page only includes 3 pictures which are described clockwise as follows:

        A picture of a water ride at a theme park in Myrtle
        Beach; A picture of children playing on the beach near Fairfield Ocean Ridge; A picture of four people at the riding stables at Fairfield Glade.]

  Center, MGM Studios, Universal Studios and Sea World. The beautiful resort setting will include 244 units, a pool and whirlpool spa. Orlando and the surrounding areas also offer dozens of other major amusement parks, exhibits and attractions drawing families all year long and bringing them back year after year. In fact, 70 percent of all visitors are repeat visitors. And there are fantastic new attractions being added all the time.

  FAIRFIELD PAGOSA

  Pagosa Springs, CO - This resort has five lakes on the property and is bordered by two-and-a-half-million acres of national forest and wilderness. The nearby Wolf Creek Ski Area is known for receiving the most snow in Colorado. On-site, we have 172 vacation ownership units, 27 holes of golf, seven regulation tennis courts, mini-golf and other family activities. The resort's recreation center features an indoor pool, spa and racquetball courts, as well as fitness equipment and aerobics classes. Dining is available at several on-site restaurants in addition to other dining and shopping experiences in the village of Pagosa Springs.

  FAIRFIELD PLANTATION

  Villa Rica, GA - Fairfield Plantation is an entire resort community built around the great Southern tradition of living a good life year-round. Just 45 miles west of Atlanta, Georgia, the resort features 80 vacation ownership units. There are three lakes which provide excellent fishing and water sports. The tennis center's courts are lighted for evening play, and there is an 18-hole golf course, a miniature golf course and a playground.

       For  swimming, the resort  has its  own private beach
  and   three  outdoor  pools.  All  resort  units  are  air
  conditioned and have fully equipped kitchens. Some have private laundry and hot tubs.

  FAIRFIELD SAPPHIRE VALLEY

  Sapphire,  NC -  Fairfield  Sapphire Valley  includes  194 vacation ownership units, luxurious amenities and year-round fun for every age and interest. The resort lies in the foothills of the Blue Ridge Mountains, 60 miles south of Asheville, NC. Opportunities for family backpacking adventures are virtually unlimited in the Pisgah National Forest and the Great Smokey Mountains National Park. While the Horsepasture and Tuckasegee Rivers are both nationally known as outstanding Eastern trout streams, the Nantahala and Chattooga Rivers of western North Carolina offer some of the most challenging white water rafting in the East. Sapphire Stables provides horseback riders with peaceful excursions through the gorgeous countryside. There is also skiing in the winter months and golf the rest of the year.

  FAIRFIELD WILLIAMSBURG

  Williamsburg, VA - The multi-site resorts of Fairfield Williamsburg have 361 units just three miles from the world famous Colonial Williamsburg Historic Area. This unique village covers 173 acres of authentically recreated exhibits. All of the restaurants and shops have been restored just as they were in the 18th century, and fine crafts come straight from the artisan's hands. The resort, designed to complement the historic area, is located just 10 miles from Jamestown, the first English speaking settlement, and 15 miles from Yorktown, where the last battle of the American Revolution was fought. Furthermore, just three miles from the resort are the more contemporary sights and thrills of Busch Gardens' amusement park.

  [This page includes a picture of a man and woman standing on a bridge at Treasure Falls near Fairfield Pagosa.]

  [This page only includes 3 pictures which are described clockwise as follows:

        A picture of children playing in a field near the playground at Fairfield Pagosa; A picture of people overlooking the Grand Canyon near Fairfield Flagstaff; A picture of a VOI building at Fairfield Orlando at Cypress Palms.]

      COMMON STOCK PRICES

       Effective December 20, 1995, Fairfield's Common Stock began trading on the New York Stock Exchange under the symbol FFD. Prior to that date, Fairfield's Common Stock traded on The Nasdaq Stock Market under the symbol FFCI. The approximate number of recordholders of Fairfield's Common Stock at January 31, 1996 was 2,900. The Company has paid no dividends in the past two years.

       High and low stock prices during 1995 and 1994 were as follows:

                                  1995             1994
                                  ----             ----
        Quarter Ended        High       Low    High       Low
        -------------        -----      ---    ----       ---
        March 31            $6 1/8    $4 1/2  $6 1/2      $4
        June 30              6         5 1/4   6 1/4       5 1/4
        September 30         8 1/4     5 1/2   7           5
        December 31          8 1/4     5 7/8   6 3/8       4 1/4

        Certain  of  the   Company's  financing  arrangements
  prohibit the Company from paying cash dividends or making other distributions on its Common Stock.

              FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                        FINANCIAL HIGHLIGHTS
              DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA


                                                        Six Months
                                                          Ended
                                Year Ended December 31, December 31,
                              -------------------------
                                 1995    1994      1993     1992
                                 ----    ----      ----     ----
  OPERATING DATA
    Revenues:
     Vacation ownership, net  $ 85,460  $ 53,085 $ 33,472  $15,255
     Lots, net                   7,817     7,981    7,399    1,704
     Resort management          14,554    11,413   10,876    5,145
     Interest                   19,111    20,366   24,089   14,670
     Other                      15,209    13,709   14,270    7,062
     Gain on sale of
       First Federal              -        5,200     -         -
     Savings and loan
      operations                  -         -      18,762   10,099
                              --------  -------- --------  -------
                              $142,151  $111,754 $108,868  $53,935
                              ========  ======== ========  =======
    Earnings (loss):
     Continuing operations      $8,029   $12,269   $7,170   $1,249
     Discontinued operations       -        -         -        -
     Extraordinary credit -
       gain on discharge
       of debt                     -        -          -        -
                                ------   -------   ------   -------
     Net earnings (loss)        $8,029   $12,269   $7,170    $1,249
                                ======   =======   ======    ======

  EARNINGS PER SHARE
    Primary                       $.72     $1.11     $.65      $.11
                                  ====     =====     ====      ====
    Fully diluted                 $.69     $1.05     $.61      $.11
                                  ====     =====     ====      ====


|   Six Months
|     Ended       Year Ended
|    June 30,     December 31,
|     1992           1991
|     ----           ----
|
|
|   $13,558        $ 34,098
|     1,640           4,104
|     4,756           8,056
|    16,089          37,294
|    10,021          17,790
|
|       -               -
|
|    13,597          30,935
|   -------        --------
|   $59,661        $132,277
|   =======        ========
|
|  $(13,284)       $(32,780)
|    (6,538)         (2,494)
|
|
|   125,895            -
|  --------        --------
|  $106,073        $(35,274)
|  ========        ========
|
|
|      *               *
|      *               *

  BALANCE SHEET DATA
                                  December 31,
                         -------------------------------
                           1995       1994       1993
                           ----       ----       ----
  Loans receivable, net  $139,674   $139,810   $167,465
  Total assets            215,518    224,726    245,073
  Total financing
   arrangements            86,982    111,943    112,581
  Liabilities subject to
   reorganization
    proceedings              -          -          -
  Stockholders' equity
   (deficit)               81,227     66,935     47,148
  Book value per share      $7.64      $6.27      $4.39

       December 31,
  ---------------------
    1992    |    1991
    ----    |    ----
            |
  $381,844  |  $454,879
   586,700  |   685,468
            |
   180,812  |    96,081
            |
            |
      -     |   218,808
            |
   36,962   |   (38,322)
    $3.32   |      *

  *     Per  share  amounts   are  neither  comparable   nor
        meaningful due to reorganization.

  Note: Effective June 30, 1992, the Company implemented "Fresh Start Reporting" in connection with confirmation of the plans of reorganization. No dividends have been paid during the previous five years. See Note 13 of "Notes to Consolidated Financial Statements" for discussion of the Company's contingencies.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OEPRATIONS


  RESULTS OF OPERATIONS

       Vacation Ownership
       ------------------

       Gross revenues of vacation ownership interests ("VOIs") totaled $86.2 million, $52.9 million and $34.4 million for 1995, 1994 and 1993, respectively. Of the increase in gross VOI revenues from 1994 to 1995, $15.8 million (47.5%) is attributable to increased sales volumes at the Company's existing sites and $15.6 million (47.0%) is attributable to the additional sales volumes at the Company's newest destination sites located in Orlando, Florida and Nashville, Tennessee, both of which began sales efforts in December 1994. During 1994, the Company experienced revenue increases at several of its developments, including its destination locations in Myrtle Beach, South Carolina as well as Branson, Missouri, which began sales efforts in June 1993.

       Net VOI revenues increased to $85.5 million for the year ended December 31, 1995 from $53.1 million in 1994 and $33.5 million in 1993. The increase in net VOI revenues is attributable to the same factors as noted above, which was partially offset, during 1995, by a net deferral of VOI revenues totaling $.7 million related to the percentage of completion method of accounting. The Company recognized $.2 million of previously deferred revenue during 1994 as compared to net revenue deferred of $.9 million during 1993. Under the percentage of completion method of accounting, the portion of revenues attributable to costs incurred as compared to total estimated construction costs and selling expenses is recognized in the period of sale. The remaining revenue is deferred and recognized as remaining costs are incurred.

       Selling
       -------

       Selling expenses, including commissions, for both VOI and lot sales, as a percentage of related revenues, were 54.1%, 50.6% and 49.8%, for 1995, 1994 and 1993, respectively. The increase in selling expenses, as a percentage of related revenues, is primarily attributable to anticipated inefficiencies experienced at the Company's newest destination sites in Orlando, Florida and Nashville, Tennessee. Exclusive of these new projects, selling expenses, as a percentage of related revenues, were 48.1% for the year ended December 31, 1995. New projects typically experience lower operating margins in the "start-up" phase of operations as the Company develops its property owner base and establishes an efficient sales and marketing program at each new location. Management continues to work to improve sales efficiencies at the Orlando and Nashville projects and future efficiencies are expected to be realized as both of these projects mature and expand their base of property owners.

       General and Administrative
       --------------------------
       Increases in general and administrative expenses during 1995 and 1994 resulted primarily from the additional expenses incurred related to the increased VOI sales volumes as previously discussed. Additionally, the Company experienced increases in expenses in 1994, as compared to 1993, related to the Company's employee benefit plans (see Note 11 of "Notes to Consolidated Financial Statements"). As a percentage of total revenues, general and administrative expenses decreased to 8.3% in 1995 from 9.8% in 1994, exclusive of the gain on sale of First Federal. During 1993, general and administrative expenses, as a percentage of total revenues, were 10.4%, exclusive of the savings and loan operations.

       Gain on Sale of First Federal
       -----------------------------

       In  September  1994,   Fairfield  sold  100%  of  the
  capital  stock   of   First  Federal   Savings  and   Loan
  Association  of  Charlotte  ("First  Federal")  for  $41.0
  million and recognized a net gain on the sale of $5.2 million. The gain from the sale of First Federal was not subject to federal income tax due to a permanent tax basis difference in First Federal's stock and underlying goodwill.

       Included in "Restricted cash and escrow accounts" at December 31, 1995 is $2.9 million representing certain assets retained and/or pledged to the buyer to securitize Fairfield's obligation to indemnify the buyer against general indemnities and three existing lawsuits/claims which have been asserted against First Federal (see Note 13 of "Notes to Consolidated Financial Statements").

       Interest
       --------

       Interest income totaled $19.1 million, $20.4 million and $24.1 million in 1995, 1994 and 1993, respectively. The decrease in interest income is primarily attributable to lower average balances of contracts receivable outstanding ($135.8 million for 1995, $146.2 million for 1994 and $177.4 million for 1993). Loan originations began to exceed principal collections in 1995 and interest income is expected to increase in tandem with the net increase in contracts receivable.

      Interest expense totaled $8.6 million, $10.5 million and $14.4 million in 1995, 1994 and 1993, respectively.
  These decreases are primarily  attributable   to
  reductions in the average outstanding balances of interest-bearing debt, resulting primarily from collections on contracts receivable exceeding the Company's cash requirements. The average outstanding balance of interest-bearing debt has decreased from $191.8 million in 1993 to $137.8 million in 1994 and $94.9 million in 1995. Exclusive of First Federal, the weighted average interest rate for the Company's financing arrangements collateralized by contracts receivable was 8.1%, 8.4% and 8.6% for the years ended December 31, 1995, 1994 and 1993, respectively.

       Other
       -----

       Other revenues in 1995, 1994 and 1993 include cash distributions totaling $1.6 million, $1.2 million and $2.0 million, respectively, related to the Company's 35% partnership interest in Harbour Ridge, Ltd., a limited partnership engaged in the development of a tract of land in St. Lucie, Florida. Cash distributions from this partnership interest are anticipated to continue at a reduced amount through 1996; however, the amounts and timing of future distributions are not under the control of the Company, but are entirely within the control of the general partner.

       Also included in other revenues and other expenses for 1995 are home sales and related cost of sales totaling $6.7 million and $6.0 million, respectively. For 1994, home sales and related cost of sales totaled $5.9 million and $5.4 million, respectively, and for 1993 totaled $4.7 million and $4.4 million, respectively.

       As previously noted, the Company began sales efforts in December 1994 at its destination sites located in Orlando, Florida and Nashville, Tennessee. The results of operations for 1994 reflect $1.0 million in start-up expenses associated with these sites (included in "Other expenses" in the 1994 Consolidated Statement of Earnings). These expenses resulted from costs associated with establishing marketing operations in both projects prior to commencement of the prime selling season, which normally corresponds with the Company's second and third quarters.

  PROVISION FOR INCOME TAXES

       The Company provides for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets or liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities and enacted tax rates that will be in effect for the year in which the differences are expected to reverse. Additionally, under SFAS No. 109, a valuation allowance must be established for deferred tax assets if, based on available evidence, it is "more likely than not" that all or a portion of the deferred tax assets will not be realized.

       Fresh Start Reporting requires the Company to report federal income tax expense on income before utilization of pre-confirmation net operating loss carryforwards and recognition of the benefit of pre-confirmation deductible temporary differences. Benefits realized from the utilization of pre-confirmation net operating loss carryforwards and recognition of pre-confirmation deductible temporary differences are recorded as reductions of the valuation allowance and as additions to paid-in capital. The Company recorded benefits from the utilization of pre-confirmation tax attributes totaling $6.3 million, $7.5 million and $3.0 million for 1995, 1994 and 1993, respectively.

       At December 31, 1995, the Company had net operating loss carryforwards totaling $29.9 million which reflect the amount available to offset taxable income in future periods. Under limitations imposed by Internal Revenue Code Section 382 ("Section 382"), certain potential changes in ownership of the Company, which may be outside the Company's knowledge or control, may restrict future utilization of these carryforwards. More specifically, changes in ownership occurring within a rolling three year period, taking into consideration filings with the Securities and Exchange Commission on Schedules 13D and 13G by holders of 5% or more of Fairfield's Common Stock, whether involving the acquisition or disposition of Fairfield's Common Stock, may impose a material limitation on the Company's use of these carryforwards. Available carryovers, if not utilized, expire as follows:
  2006 - $7.0  million; 2007 -  $14.0 million;  2008 -  $5.5 million and 2009 - $3.4 million.

       Prior to 1994, the Company's deferred tax assets were reduced by a 100% valuation allowance based on the lack of a historical earnings record for the Company and the uncertainty as to the potential limitations that could have been imposed under Section 382 during the two-year period following the effective date of the plans of reorganization. In 1994, management determined that it was more likely than not that a portion of the deferred tax assets would be realized. Management concluded that the Company had not undergone an ownership change as defined under Section 382 during the two-year period following the effective date of the plans of reorganization and would therefore realize a certain portion of the deferred tax assets through (i) future taxable earnings and (ii) the reversal of deferred tax liabilities during periods in which the Company has available net operating loss carryforwards and other deductible temporary differences.

       The Company  has  reported operating  earnings  since
  the  effective  date of  the  plans of  reorganization and management believes that it is  more likely than not  that future  taxable earnings will  be sufficient  to realize a portion, if not all,  of the tax benefits associated  with
  the  future  deductible  temporary   differences  and  net
  operating loss  carryforwards prior  to their  expiration.
  Reductions  in the valuation  allowance were  based on (i)
  current  realization of  certain  prior year  deferred tax liabilities, (ii)  offset of  deferred tax assets  against remaining deferred tax  liabilities and (iii)  utilization
  of  deferred  tax  assets  to  offset   estimated  taxable
  earnings  for  the following  year.    Management believes
  that its projections of the following year's earnings are achievable and provide adequate support for reducing the valuation allowance. Future realization of the remaining unrealized deferred tax assets will depend principally on the Company's ability to generate taxable earnings sufficient to offset net operating losses and deductions for temporary differences which comprise these assets.
  To the extent this realization of tax assets occurs, substantially all of the valuation allowance, totaling
  $20.4 million at December 31, 1995, will be eliminated and an equal amount credited to paid-in capital.

  LIQUIDITY AND CAPITAL RESOURCES

       Cash and cash equivalents of the Company decreased $11.5 million from December 31, 1994 to December 31, 1995. This decrease is primarily attributable to $22.3 million of cash used by financing activities, which was partially offset by $8.7 million of cash provided by operating activities and $2.1 million of cash provided by investing activities.

       Fairfield offers financing for its vacation ownership and lot sales, resulting in the creation of installment contracts receivable which produce cash flows as payments are received. Certain costs have been historically funded to support these sales (primarily development and marketing costs) from operating cash flows, borrowings and asset sales, including sales of contracts receivable. Fairfield has historically relied upon these sources of funds to finance timing differences between incurring the costs to develop and market its real estate products and receiving the proceeds from the sale of such products. In the recent past, the Company has obtained borrowed funds primarily through various revolving credit agreements and, in its effort to lower the costs of borrowed funds, began to securitize its contracts receivable. The Company expects to finance its short and long-term cash needs from (i) contract payments generated from its contracts receivable portfolio, (ii) operating cash flows, (iii) borrowings under its credit facilities as described below and (iv) future financings, including additional securitizations of contracts receivable.

       At December 31, 1995, Fairfield had $4.0 million in borrowings outstanding under its Amended and Restated Revolving Credit Agreement (the "FCI Agreement") with The First National Bank of Boston ("FNBB"). The FCI
  Agreement provides for revolving loans of up to $25.0 million, including up to $7.0 million for letters of credit. The revolving loans mature on January 1, 1998, if not extended in accordance with the terms of the FCI Agreement. At December 31, 1995, Fairfield had borrowing availability of $18.7 million, net of outstanding letters of credit totaling $1.5 million.

       At December 31, 1995, FAC had borrowings outstanding of $8.8 million under its Third Amended and Restated Revolving Credit Agreement (the "FAC Agreement") with FNBB. The FAC Agreement provides for revolving loans of up to $35.0 million, including up to $1.0 million for letters of credit. The revolving loans mature on January 1, 1998, if not extended in accordance with the terms of the FAC Agreement, with Fairfield being a guarantor pursuant to the FAC Agreement. At December 31, 1995, FAC had borrowing availability of $13.4 million.

  FINANCIAL CONDITION

       Total consolidated assets of the Company decreased $9.2 million from December 31, 1994 to December 31, 1995. This decrease is primarily attributable to (i) an $11.5 million decrease in cash and cash equivalents and (ii) a $7.9 million decrease in net assets held for sale resulting from the disposal of certain of these assets (see Note 10 of "Notes to Consolidated Financial Statements"). These decreases were partially offset by
  (i)  the  purchase  of  real  estate,  for  $6.1  million, located in Myrtle Beach, South Carolina and (ii) purchases of property and equipment totaling $3.9 million. Total consolidated liabilities of the Company decreased $23.5 million in 1995 due primarily to a net reduction in the Company's financing arrangements, resulting primarily from collections on contracts receivable exceeding the Company's cash requirements.

       As previously discussed, in addition to current year earnings, stockholders' equity increased $6.3 million representing recorded benefits from the utilization of pre-confirmation income tax attributes (see Note 7 of "Notes to Consolidated Financial Statements").

  SEASONALITY

       The Company has historically experienced and expects to continue to experience seasonal fluctuations in its gross revenues and net income from the sale of VOIs, which have been generally higher in the period from May through September. This seasonality may cause significant fluctuations in the quarterly operating results of the Company. Furthermore, due to the timing of construction of future VOI inventory, additional material fluctuations in operating results may occur.

  IMPACT OF INFLATION

       Although inflation has slowed in recent years, it is still a factor in our economy and the Company continues to seek ways to mitigate its impact. In general, to the extent permitted by competition, the Company passes increased costs on to its customers through increased sales prices. The value of a land parcel is determined by factors such as location, zoning, topography and, perhaps most importantly, plans for its ultimate use. As some of these factors change, sometimes as a result of the Company's own actions, the value of the land may increase or decrease independently of inflationary pressures. Management believes that capitalizing interest on land during development reasonably provides for increases in land value due to inflation. Due to the Company's relatively high turnover rate in VOIs and homes, historical costs closely approximate current costs.

        REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS




  Stockholders and Board of Directors
  Fairfield Communities, Inc.


       We have audited the accompanying consolidated balance sheets of Fairfield Communities, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fairfield Communities, Inc. and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



                                      ERNST & YOUNG LLP


  Little Rock, Arkansas
  January 29, 1996

          FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                  CONSOLIDATED BALANCE SHEETS
           (DOLLARS IN THOUSANDS, EXCEPT PAR VALUE)


                                       December 31,
                                    1995           1994
                                    ----          -----
  ASSETS
  Cash and cash equivalents      $  2,095      $ 13,641
  Loans receivable,net            139,674       139,810
  Real estate inventories          40,552        32,237
  Restricted cash and
   escrow accounts                  8,194        10,894
  Property and equipment,net        8,311         5,956
  Net assets held for sale            -           7,943
  Other assets                     16,692        14,245
                                 --------      --------
                                 $215,518      $224,726
                                 ========      ========

  LIABILITIES AND STOCKHOLDERS' EQUITY
  Liabilities:
    Financing arrangements       $ 86,982      $111,943
    Deferred revenue               19,791        18,956
    Accounts payable                4,556         6,305
    Accrued interest                4,504         5,404
    Net liabilities of assets held
     for sale                       2,267          -
    Other liabilities              16,191        15,183
                                 --------      --------
                                  134,291       157,791
                                 --------      --------

  Stockholders' Equity:
    Common stock, $.01 par value,
     25,000,000 shares authorized,
     12,325,848 shares issued in
     1995 and 12,359,037 in 1994      124           124
    Paid-in capital                52,386        46,123
    Retained earnings              28,717        20,688
    Less treasury stock, at cost,
     2,395,295 shares                -             -
                                 --------      --------
                                   81,227        66,935
                                 --------      --------
                                 $215,518      $224,726
                                 ========      ========





  See notes to consolidated financial statements.

              FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF EARNINGS
          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                               Year Ended December 31,
                            ----------------------------
                              1995       1994       1993
                              ----       ----       ----
  REVENUES
    Vacation ownership, net $ 85,460   $ 53,085  $ 33,472
    Lots, net                  7,817      7,981     7,399
    Resort management         14,554     11,413    10,876
    Interest                  19,111     20,366    24,089
    Other                     15,209     13,709    14,270
    Gain on sale of
     First Federal, net         -         5,200      -
    Savings and loan
     operations                 -          -       18,762
                            --------   --------  --------
                             142,151    111,754   108,868
                            --------   --------  --------
  EXPENSES
   Cost of sales:
     Vacation ownership       23,838     14,958     9,275
      Lots                     1,970      1,855     1,705
    Provision for loan losses  6,505      4,430     3,252
    Selling                   50,738     31,176    20,715
    Resort management         13,106      9,991    11,057
    General and
     administrative           11,844     10,456     9,390
    Interest                   8,562     10,528    14,449
    Other                     12,550     13,213     9,353
    Savings and loan
     operations                 -          -       19,345
                            --------   --------  --------
                             129,113     96,607    98,541
                            --------   --------  --------
  Earnings before provision
   for income taxes           13,038     15,147    10,327
  Provision for income taxes   5,009      2,878     3,157
                            --------   --------  --------
  Net earnings              $  8,029   $ 12,269  $  7,170
                            ========   ========  ========

  NET EARNINGS PER SHARE
    Primary                     $.72      $1.11      $.65
                                ====      =====      ====
    Fully diluted               $.69      $1.05      $.61
                                ====      =====      ====

  WEIGHTED AVERAGE SHARES OUTSTANDING
    Primary               11,079,789 11,069,267 11,037,765
                          ========== ========== ==========
    Fully diluted         11,688,066 11,673,734 11,692,667
                          ========== ========== ==========

   See notes to consolidated financial statements.

                 FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)



                                    Common  Paid-in   Retained
                                    Stock   Capital   Earnings   Total
                                    ------  -------   -------    -----
  Balance, January 1, 1993         $   124  $35,589   $ 1,249  $36,962
    Net earnings                       -       -        7,170    7,170
    Utilization of pre-confirmation
      income tax attributes            -      3,016       -      3,016
                                   -------  -------   -------  -------
  Balance, December 31, 1993           124   38,605     8,419   47,148
    Net earnings                       -       -       12,269   12,269
    Utilization of pre-confirmation
      income tax attributes            -      7,518      -       7,518
                                   -------  -------   -------  -------
  Balance, December 31, 1994           124   46,123    20,688   66,935
    Net earnings                       -       -        8,029    8,029
    Utilization of pre-confirmation
      income tax attributes            -      6,263      -       6,263
                                   -------  -------   -------  -------
  Balance, December 31, 1995       $   124  $52,386   $28,717  $81,227
                                   =======  =======   =======  =======









  See notes to consolidated financial statements.

              FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (DOLLARS IN THOUSANDS)

                                Year Ended December 31,
                             ----------------------------
                              1995        1994       1993
                              ----        ----       ----
  OPERATING ACTIVITIES:
   Net earnings            $  8,029    $ 12,269    $  7,170
   Adjustments to reconcile
    net earnings to net cash
    provided by operating
    activities:
     Depreciation and
      amortization            2,131       1,259       1,937
     Provision for loan
      losses                  6,505       4,430       3,252
     Utilization of pre-
      confirmation income
      tax attributes          6,263       7,518       3,016
     Earnings from
      unconsolidated
      affiliates             (1,588)     (1,236)     (1,996)
     Gain on sale of
      First Federal            -         (5,200)       -
   Changes in operating
    assets and liabilities:
     Real estate inventories (8,645)        220       8,885
     Other                   (4,041)     (6,333)    (12,764)
                            -------     -------    --------
     Net cash provided by
     operating activities     8,654      12,927       9,500
                            -------     -------    --------
  INVESTING ACTIVITIES:
   Purchases of property
    and equipment, net       (3,384)       (572)     (1,095)
   Principal collections
    on loans receivable      73,943      73,189     131,543
   Originations of loans
    receivable              (79,461)    (51,877)   (131,598)
   Cash distributions
    from unconsolidated
    affiliates                1,588       1,236       2,572
   Net investment activities
    of net liabilities of
    assets held for sale      9,375      (9,563)    (11,665)
   Net cash used on sale
    of First Federal           -        (17,666)       -
   Net investing activities
    related to savings and
    loan operations            -           -         22,904
                           --------    --------     -------
   Net cash provided by
    (used in) investing
    activities                2,061      (5,253)     12,661
                           --------     -------    --------
  FINANCING ACTIVITIES:
   Proceeds from financing
    arrangements            226,870     219,744     138,297
   Repayments of financing
    arrangements           (251,831)   (220,627)   (187,331)
   Net decrease (increase)
    in restricted cash
    and escrow accounts       2,700       2,375      (9,497)
   Net financing activities
    related to savings and
    loan operations            -           -        (20,076)
                          ---------   ---------   ---------
   Net cash (used in)
    provided by financing
    activities              (22,261)      1,492     (78,607)
                          ---------   ---------   ---------
   Net (decrease) increase
    in cash and cash
    equivalents             (11,546)      9,166     (56,446)
   Cash and cash equivalents,
    beginning of period      13,641       4,475      60,921
                           --------    --------    --------
   Cash and cash equivalents,
    end of period          $  2,095    $ 13,641    $  4,475
                           ========    ========    ========


   See notes to consolidated financial statements.

          FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      DECEMBER 31, 1995

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
------   --------------------------------------------------
         POLICIES
         --------

Organization
------------
     Fairfield Communities, Inc. ("Fairfield" and together with its subsidiaries, the "Company") is one of the nation's largest vacation ownership companies. The Company markets vacation products and manages resort properties in eleven states, providing quality recreational experiences to its property owners.

     The Company's primary business is the sale of vacation ownership interests ("VOIs"), popularly known as timeshare, at its various properties situated either in popular tourist locations or in proximity to other scenic resort areas. The Company offers financing for VOI and homesite purchases through a wholly owned subsidiary, Fairfield Acceptance Corporation ("FAC"), generating high-quality, medium-term contracts receivable with attractive yields. FAC holds these contracts in its portfolio and, in some instances, securitizes and sells them to third parties.

Principles of Consolidation
---------------------------
     The  consolidated  financial  statements   include  the
accounts of Fairfield and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain amounts in the consolidated financial statements of prior years have been reclassified to conform to the 1995 presentation.

Use of Estimates
----------------

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Fresh Start Reporting
---------------------
     In 1990, Fairfield and twelve wholly owned subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code and, in August 1992, the bankruptcy court confirmed the Amended and Restated Joint Plans of Reorganization (the "Plans"). As of June 30, 1992, the Company implemented the recommended accounting for entities emerging from reorganization set forth in Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" issued by the American Institute of Certified Public Accountants ("Fresh Start Reporting"). Accordingly, the Company's
assets and liabilities were adjusted to reflect their estimated fair values and the accumulated deficit was eliminated.

Impact of Recently Issued Accounting Standards
----------------------------------------------
     During   1995,   the  Company   adopted   Statement  of
Financial Accounting Standards ("SFAS") No. 121, "Accounting
for the  Impairment of Long-Lived Assets  and for Long-Lived
Assets to be Disposed Of".  In accordance with SFAS No. 121, impairment losses  are recognized on long-lived
assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets  are less  than  the assets'  carrying  amount.
Long-lived assets held for disposal are carried at the lower of  the carrying  amount of  the asset  or fair  value, less
estimated selling costs.   The adoption of SFAS No.  121 had
no   impact   on   the   Company's   consolidated  financial
statements.

Cash and Cash Equivalents
-------------------------

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Property and Equipment
----------------------
     Property  and   equipment  are  recorded  at  cost  and
depreciated  primarily by the  straight-line method based on the estimated useful lives of the assets, ranging  generally from 10 to 25 years for buildings and from two to seven years for
machinery,   fixtures  and   equipment.      Additions   and
improvements are  capitalized while maintenance  and repairs
are   expensed   as  incurred.      Asset   and  accumulated
depreciation accounts are relieved for dispositions with resulting gains or losses reflected in operations.

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

Real Estate Inventories
-----------------------
     Real estate inventories are valued at the lower of cost or estimated net realizable value. Costs include land, land improvements, capitalized interest and a portion of the costs of amenities constructed for the use and benefit of property owners.

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

     Unexpended costs for committed improvements to areas from which lots have been sold are calculated using the Company's projections of the timing and cost of work to be completed, including an inflation factor. The projections are reviewed and refined periodically based on work completed and current plans for development. The effect of these revised cost estimates is recognized prospectively.

Allowance for Loan Losses
-------------------------
     Contracts
     ---------
     The Company's contracts receivable are regionally diversified. A minimum down payment of 15% is generally required for purchases financed by contracts receivable. The Company provides for losses on contracts receivable by a charge against earnings at the time of sale at a rate based upon historical cancellation experience and management's estimate of future losses.

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

                   Percent of Contract     Delinquency
                        Price Paid            Period
                   -------------------     -----------
                   Less than 25%             90 days
                   25% but less than 50%    120 days
                   50% and over             150 days

     Mortgages
     ---------
     The Company's mortgages receivable consist of a small number of non-homogeneous loans collateralized primarily by real estate geographically dispersed throughout the country. The allowance for mortgages receivable is maintained at a level believed adequate by management based on a periodic evaluation of each mortgage receivable. Management's evaluation of the adequacy of this allowance is based on past loss experience, known inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the mortgage receivable portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows.

Revenue and Profit Recognition
------------------------------
     Vacation Ownership Interests
     ----------------------------
     VOIs consist of either specified fixed week interval ownership or undivided fee simple interests in fully-furnished vacation homes. Generally, VOIs are sold under installment sales contracts which provide for a down payment and monthly installments, including interest, for periods of up to seven years. Sales of VOIs are included in revenues when a 10% minimum down payment (including interest) has been received. Revenue relating to sales of VOIs in projects under construction is recognized using the percentage of completion method. Under this method, the portion of revenues applicable to costs incurred, as compared to total estimated construction costs and selling expenses, is recognized in the period of sale. The
remaining  revenue   is  deferred  and   recognized  as  the
remaining costs are incurred.

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

Earnings Per Share
------------------
     Primary earnings per share is computed based on the estimated weighted average number of common shares and common equivalent shares deemed to be outstanding. Such shares include those shares issued as authorized by the Plans plus the additional shares estimated to be issued based on the resolution of the remaining allowed claims (see
Note 8). This aggregate number of shares has been reduced by the shares held in treasury. The computation of fully diluted earnings per share further includes 588,235 shares which have been reserved, but not issued, for the benefit of the holders of the Senior Subordinated Secured Notes.

Income Taxes
------------

     The Company provides for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets or liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities and enacted tax rates that will be in effect for the year in which the differences are expected to reverse. Additionally, under SFAS No. 109, a valuation allowance must be established for deferred tax assets if, based on available evidence, it is "more likely than not" that all or a portion of the deferred tax assets will not be realized.

     Fresh Start Reporting requires the Company to report federal income tax expense on income before utilization of pre-confirmation net operating loss carryforwards and recognition of the benefit of pre-confirmation deductible temporary differences. Benefits realized from the utilization of pre-confirmation net operating loss carryforwards and recognition of pre-confirmation deductible temporary differences are recorded as reductions of the valuation allowance and as additions to paid-in capital.

Stock-based Compensation
------------------------

     Fairfield grants non-qualified stock warrants to certain key employees and directors to purchase shares of its Common Stock at prices not less than the fair market value of such shares at the date of grant. The Company accounts for these stock warrant grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and, accordingly, recognizes no compensation expense for the stock warrant grants.

NOTE 2 - LOANS RECEIVABLE
------   ----------------
     Loans  receivable  consisted   of  the  following   (In
thousands):

                                       December 31,
                                    1995         1994
                                    ----         ----
Contracts                         $140,810     $139,091
Mortgages                           13,064       12,041
                                  --------     --------
                                   153,874      151,132
Less allowance for loan losses     (14,200)     (11,322)
                                  --------     --------
                                  $139,674     $139,810
                                  ========     ========

     The weighted average stated interest rates on the Company's contracts receivable were 13.2% and 12.6% at December 31, 1995 and 1994, respectively, with interest rates on these receivables ranging generally from 10.75% to 16.0%. Contractual maturities of these receivables within the next five years are as follows: 1996 - $33.6 million; 1997 - $26.5 million; 1998 - $21.4 million; 1999 - $17.7 million and 2000 - $15.5 million. The Company's contracts receivable were 97.9% and 98.1% current on a 30-day basis as of December 31, 1995 and 1994, respectively. Amounts charged against the allowance for loan losses, net of recoveries, totaled $3.6 million and $4.1 million during 1995 and 1994, respectively.

NOTE 3 - VACATION OWNERSHIP REVENUES
------   ---------------------------

     Vacation  ownership revenues are  summarized as follows
(In thousands):

                                  Year Ended December 31,
                                 ------------------------
                                 1995      1994       1993
                                 ----      ----       ----
Vacation ownership revenues    $86,188   $52,904    $34,405
   Less:  Deferred revenue on
          current year sales,
           net                  (2,648)   (1,920)    (2,101)
   Add:  Revenue recognized on
          prior year sales       1,920     2,101      1,168
                               -------   -------    -------
                               $85,460   $53,085    $33,472
                               =======   =======    =======

NOTE 4 - REAL ESTATE INVENTORIES
------   -----------------------
     Real estate inventories are summarized as follows (In thousands):

                                      December 31,
                                   1995         1994
                                   ----         ----
Land:
  Under development              $17,377      $ 4,575
  Undeveloped                      7,288       17,633
                                 -------      -------
                                  24,665       22,208
                                 -------      -------
Residential housing:
  Vacation ownership              13,247        8,418
  Homes                            2,640        1,611
                                 -------      -------
                                  15,887       10,029
                                 -------      -------
                                 $40,552      $32,237
                                 =======      =======

     In 1995, the  Company began  development at  two of  its
newest  destination  sites,   and  therefore,  the   related
acquisition  costs were  reclassed from undeveloped  land to
land  under   development.     Additionally,   the   Company
purchased, for $6.1 million in cash, real estate located in Myrtle Beach, South Carolina.

NOTE 5 - FINANCING ARRANGEMENTS
------   ----------------------

     Financing arrangements are summarized as follows (In thousands):

                                       December 31,
                                     1995        1994
                                     ----        ----
   Borrowings collateralized by
     contracts receivable:
       FFC Notes                   $47,026     $ 73,560
       FCC Notes                    14,200         -
   Notes payable                    12,919       14,708
   Revolving credit agreements      12,837       23,675
                                   -------     --------
                                   $86,982     $111,943
                                   =======     ========

     Borrowings Collateralized by Contracts Receivable
    --------------------------------------------------

     At December 31, 1995, Fairfield Funding Corporation ("FFC"), a wholly owned subsidiary of FAC, had borrowings outstanding totaling $47.0 million under a private placement of 7.6% Notes (the "FFC Notes"). The FFC Notes are secured by and payable from a pool of contracts receivable purchased from FAC pursuant to the Receivables Purchase Agreement among Fairfield as originator, FAC as seller and FFC as
purchaser.   At  December  31,  1995,  contracts  receivable
totaling $61.7 million collateralized the FFC Notes.

     In 1995, Fairfield Capital Corporation, ("FCC"), a wholly owned subsidiary of FAC, entered into a Credit
Agreement  (the   "FCC   Agreement")  which   provided   for
borrowings of up to $21.4 million (the "FCC Notes") for the purchase of contracts receivable from FAC pursuant to the
Receivables   Purchase   Agreement,   among   Fairfield   as
originator,  FAC  as seller  and  FCC as  purchaser.   The
initial purchase of contracts receivable and the respective funding under the FCC Agreement occurred in April 1995, resulting in borrowings under the FCC Agreement totaling $21.4 million, of which $20.3 million was used to reduce borrowings under FAC's revolving credit agreement and $1.1 million was used to establish restricted cash accounts required by the FCC Agreement and to pay transaction fees. Borrowings under the FCC Agreement mature in December 1999 and bear interest at varying rates, based on commercial paper rates, subject to an interest rate cap of 8.5%. As of December 31, 1995, the weighted average interest rate on the FCC Notes was 6.675%, including facility fees totaling
 .675%. At December 31, 1995, contracts receivable totaling $16.7 million collateralized the FCC Notes.

     At December 31, 1995, restricted cash accounts totaling $3.0 million were required to be maintained in accordance with the terms of the FCC Notes and FFC Notes. Maturities of borrowings collateralized by contracts receivable within the next five years are as follows: 1996 - $24.4 million; 1997 - $16.3 million; 1998 - $9.2 million; 1999 - $5.7 million and 2000 - $5.6 million.

     Notes Payable
    -------------
     At December 31, 1995, notes payable consisted primarily of (i) an unsecured note payable totaling $6.4 million and
(ii) other obligations  collateralized primarily by property
and  equipment and  mortgages receivable.   At  December 31,
1995, the weighted average interest rate on notes payable was 9.8%. Maturities of notes payable within the next five years are as follows: 1996 - $0.8 million; 1997 - $2.6 million; 1998 - $3.5 million; 1999 - $3.9 million and 2000 -
$1.5 million.

     Revolving Credit Agreements
     --------------------------

     At  December 31,  1995, Fairfield  had $4.0  million  of
borrowings  outstanding  under  its  Amended   and  Restated
Revolving  Credit Agreement (the  "FCI Agreement")  with The
First  National Bank of Boston ("FNBB").   The FCI Agreement
provides  for  revolving  loans  of  up  to  $25.0  million,
including up to  $7.0 million  for letters of  credit.   The
borrowings  under  the   FCI  Agreement  are  collateralized
primarily by contracts receivable, which had a book value of $30.1 million at December 31, 1995, and bear interest at FNBB's base rate plus .875% (9.38% at December 31, 1995). The FCI Agreement also provides for an annual facility fee
of  .625% of  the  total commitment.    The revolving  loans
mature on January  1, 1998,  if not  extended in  accordance
with the terms of the FCI Agreement.   At December 31, 1995,
Fairfield had borrowing availability of $18.7 million, net of outstanding letters of credit totaling $1.5 million.

     At December 31, 1995, FAC had borrowings outstanding of $8.8 million under its Third Amended and Restated Revolving Credit Agreement (the "FAC Agreement") with FNBB. The FAC Agreement provides for revolving loans of up to $35.0 million, including up to $1.0 million for letters of credit. The borrowings under the FAC Agreement are collateralized primarily by contracts receivable, which had a book value of $28.6 million at December 31, 1995, and bear interest at FNBB's base rate plus .25% (8.75% at December 31, 1995). The FAC Agreement also provides for an annual facility fee of .5% of the total commitment. The revolving loans mature on January 1, 1998, if not extended in accordance with the terms of the FAC Agreement, with Fairfield being a guarantor
pursuant  to the FAC Agreement.   At December  31, 1995, FAC
had borrowing availability of $13.4 million.

NOTE 6 - DEFERRRED REVENUE - ESTIMATED COSTS TO DEVELOP LAND
------   --------------------------------------------------
         SOLD
         ----
     At   December  31,  1995,  estimated  cost  to  complete
development work in subdivisions from which lots had been sold totaled $14.7 million. The estimated costs to complete development work within the next five years are as follows:
1996  - $1.0  million;  1997 -  $1.2  million; 1998  -  $1.1 million; 1999 - $0.7 million and 2000 - $0.6 million.

NOTE 7 - INCOME TAXES
------   ------------

     At December 31, 1995, the Company had net operating loss carryforwards totaling $29.9 million which reflect the amount available to offset taxable income in future periods. Under limitations imposed by Internal Revenue Code Section 382 ("Section 382"), certain potential changes in ownership of the Company, which may be outside the Company's knowledge
or  control,  may  restrict   future  utilization  of  these
carryforwards.   More  specifically,  changes  in  ownership
occurring within a rolling three-year period, taking into consideration filings with the Securities and Exchange Commission on Schedules 13D and 13G by holders of 5% or more
of   Fairfield's  Common   Stock,   whether  involving   the
acquisition or disposition of Fairfield's Common Stock, may impose a material limitation on the Company's use of these
carryforwards.    Available  carryovers,  if  not  utilized,
expire  as follows:    2006 -  $7.0  million; 2007  -  $14.0
million; 2008 - $5.5 million and 2009 - $3.4 million.

      Components of the provision for income taxes are as follows (In thousands):

                               Year Ended December 31,
                             --------------------------
                               1995      1994     1993
                               ----      ----     ----
Current:
  Federal                    $  290     $  -     $ -
  State                         543       257         4
                             ------    ------    ------
                                833       257         4
                             ------    ------    ------
Deferred:
  Federal                     3,880     2,422     2,770
  State                         296       199       383
                             ------    ------    ------
                              4,176     2,621     3,153
                             ------    ------    ------
                             $5,009    $2,878    $3,157
                             ======    ======    ======
Utilization of pre-confirmation
  income tax attributes      $6,263    $7,518    $3,016
                             ======    ======    ======

     Components of the variance between taxes computed at the expected federal statutory income tax rate and the provision for income taxes are as follows (In thousands):

                              Year Ended December 31,
                            --------------------------
                           1995        1994        1993
                           ----        ----        ----
Statutory tax provision   $4,563     $ 5,150      $3,511
State income taxes, net
  of federal benefit         545         301         255
Gain on sale of
 First Federal               -        (2,277)        -
Other                        (99)       (296)       (609)
                          ------     -------      ------
Provision for
 income taxes             $5,009     $ 2,878      $3,157
                          ======     =======      ======

     Significant components of the Company's deferred tax assets (deductible temporary differences) and deferred tax liabilities (taxable temporary differences) consisted of the following (In thousands):

                                          December 31,
                                       1995        1994
                                       ----        ----
Deferred tax assets:
  Net operating loss carryforwards   $ 11,499    $ 16,767
  Loan and cancellation
   loss reserves                        5,456       4,358
  Tax over book basis in inventory      3,267       3,092
  Deferred revenue                      2,428       2,435
  Credit carryforwards                  2,172       1,882
  Other                                 1,806       2,065
                                     --------    --------
                                       26,628      30,599
Valuation allowance                   (20,415)    (26,131)
                                     --------    --------
                                        6,213       4,468
                                     --------    --------
Deferred tax liabilities:
  Basis in partnership assets           1,076       1,380
  Other                                   131         169
                                     --------    --------
                                        1,207       1,549
                                     --------    --------
Net deferred tax assets              $  5,006    $  2,919
                                     ========    ========


     Prior to 1994, the Company's deferred tax assets were reduced by a 100% valuation allowance based on the lack of a
historical  earnings   record  for   the  Company   and  the
uncertainty as to the potential limitations that could have been imposed under Section 382 during the two-year period following the effective date of the plans of reorganization. In 1994, management determined that it was more likely than not that a portion of the deferred tax assets would be
realized.   Management  concluded that  the Company  had not
undergone an ownership change as defined under Section 382 during the two-year period following the effective date of the plans of reorganization and would therefore realize a certain portion of the deferred tax assets through (i) estimated future taxable earnings and (ii) the reversal of deferred tax liabilities during periods in which the Company has available net operating loss carryforwards and other deductible temporary differences.

     The Company has reported operating earnings since the effective date of the plans of reorganization and management believes that it is more likely than not that future taxable earnings will be sufficient to realize a portion, if not all, of the tax benefits associated with the future deductible temporary differences and net operating loss carryforwards prior to their expiration. Reductions in the valuation allowance were based on (i) current realization of certain prior year deferred tax liabilities, (ii) offset of
deferred   tax   assets  against   remaining   deferred  tax
liabilities and (iii) utilization of deferred tax assets to offset estimated taxable earnings for the following year. Management believes that its projections of the following year's earnings are achievable and provide adequate support for reducing the valuation allowance. Future realization of
remaining  unrealized   deferred  tax  assets   will  depend
principally on the Company's ability to generate taxable earnings sufficient to offset net operating losses and deductions for temporary differences which comprise these
assets.    To  the  extent this  realization  of  tax assets
occurs,   substantially  all  of  the  valuation  allowance,
totaling $20.4 million at December 31, 1995, will be eliminated and an equal amount credited to paid-in capital.

NOTE 8 - STOCKHOLDERS' EQUITY
------   --------------------
     Pursuant  to  the  Plans,   all  of  the   common  stock
outstanding prior to reorganization was cancelled effective September 1, 1992. Thereafter, Fairfield began issuing new stock and is authorized to issue 25,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of
Preferred  Stock, par  value $.01  per share.   One  million
shares of preferred stock, which have been designated as the Series A Junior Participating Preferred Stock, have been
reserved   for   possible   issuance  in   connection   with
Fairfield's Rights Agreement as discussed below. The rights and preferences of the remaining shares of authorized but
unissued   Preferred  Stock   are  to   be  established   by
Fairfield's Board of Directors at the time of issuance.

     As   of  December   31,   1995,  Fairfield   has  issued
12,325,848 shares of Common Stock to holders of unsecured resolved claims, of which 2,395,295 were held in treasury.
In  accordance  with   the  Plans,   Fairfield  will   issue
additional shares as the remaining claims are resolved. The ultimate amount of these claims and the timing of the resolution of the claims is largely within the control of
the  Bankruptcy  Court.    However,  based  upon   available
information, Fairfield  presently estimates that a  total of
13,028,161  shares   of  Common   Stock   will  be   issued.
Additionally, 588,235 shares have been reserved, but not issued, for the benefit of the holders of the FCI Notes (see
Note 10).

     In 1992, Fairfield adopted a Rights Agreement which provides for the issuance of one right for each outstanding
share of  Fairfield's  Common  Stock.    The  rights,  which
entitle the holder to purchase from Fairfield one one-hundredth of a share of Series A Junior Participating Preferred Stock at $25 per share, become exercisable (i) ten business days after a person becomes the beneficial holder of 20% or more of Fairfield's Common Stock or (ii) ten business days following the commencement of a tender or exchange offer for at least 20% of Fairfield's Common Stock. Fairfield may redeem the rights at $.01 per right under
certain circumstances.   The rights expire  on September  1,
2002.

     Certain of the Company's financing arrangements contain restrictive covenants relating to the maintenance of certain
financial ratios  and other  financial requirements.   Under
the most restrictive covenants, Fairfield is prohibited from
(i) paying dividends or making other distributions on its Common Stock and (ii) repurchasing shares of its Common Stock.

NOTE 9 - FAIRFIELD ACCEPTANCE CORPORATION
------   --------------------------------

     Condensed consolidated financial information for FAC is summarized as follows (In thousands):

            CONDENSED CONSOLIDATED BALANCE SHEETS

                                    December 31,
                                1995            1994
                                ----            ----
ASSETS
Cash                          $    312        $    895
Loans receivable, net          101,359         109,194
Restricted cash                  2,957           8,120
Due from parent                  3,187          12,115
Other assets                     1,511           1,907
                              --------        --------
                              $109,326        $132,231
                              ========        ========
LIABILITIES AND EQUITY
Financing arrangements        $ 70,073        $ 97,235
Accrued interest and
 other liabilities                 688             681
Equity                          38,565          34,315
                              --------        --------
                              $109,326        $132,231
                              ========        ========

        CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

                               Year Ended December 31,
                            ----------------------------
                             1995       1994       1993
                             ----       ----       ----
Revenues                   $15,009    $13,644    $14,582
Expenses                     8,103      8,382      8,198
                           -------    -------    -------
Earnings before provision
 for income taxes            6,906      5,262      6,384
Provision for income taxes   2,656      2,015      2,444
                           -------    -------    -------
Net earnings               $ 4,250    $ 3,247    $ 3,940
                           =======    =======    ========

      In accordance with the terms of the Third Amended and Restated Operating Agreement (the "Operating Agreement"), FAC is permitted to purchase eligible receivables from Fairfield for a price equal to $.94 per $1.00 of such
receivables.    Fairfield  is  required  by  the   Operating
Agreement to repurchase defaulted receivables from FAC at a price equal to $.94 per $1.00 or substitute an eligible
receivable  on  the   basis  of  $.85  per   $1.00  of  such
receivables.     During   1995  and   1994,   FAC  purchased
receivables  from  Fairfield   with  outstanding   principal
balances of $38.1 million and $69.3 million, respectively.

NOTE 10 - NET LIABILITIES OF ASSETS HELD FOR SALE
-------   ---------------------------------------
     At December 31, 1995, assets held for sale consisted primarily of (i) those assets collateralizing the Senior Subordinated Secured Notes ("FCI Notes") and (ii) certain assets purchased in conjunction with the sale of First Federal Savings and Loan Association of Charlotte (the "Association Assets"). Net assets held for sale have been recorded at the lower of the carrying amount of the asset or
fair  value, less  estimated  selling costs.   Disposals  of
these assets have been at sales prices approximating book value.

     The FCI Notes are collateralized by (i) certain of the Company's real estate inventories located at its Pointe Alexis development in Tarpon Springs, Florida, (ii) the Company's 30% partnership interest in Sugar Island limited partnership in St. Croix, U. S. Virgin Islands and (iii) the Company's 35% partnership interest in Harbour Ridge limited partnership in Stuart, Florida. The FCI Notes bear interest at 10% compounded semi-annually and mature on the earlier of
(i) the sale of all the collateral or (ii) the later of (a) 60 days after the FNBB loans have been paid in full or (b) March 1, 1997. The FCI Notes are nonrecourse to the Company and the sole sources of repayment consist of the collateral, any proceeds from the sale of the collateral and, as described below, the shares of Common Stock of Fairfield reserved as additional collateral for the FCI Notes. Due to the illiquid nature of certain of the collateral for the FCI Notes, Fairfield carries these assets at a substantial discount from 1991 appraised values, which have not been updated and may not be indicative of current fair value. In the event the proceeds from the sale of the remaining collateral securing the FCI Notes, or the fair value of any such collateral not sold, are insufficient to fully repay the principal and accrued interest on the FCI Notes, Fairfield will issue shares of its Common Stock, up to a maximum number equal to what a holder of a $5 million general unsecured claim was entitled to receive on the effective date of the plans of reorganization (588,235 shares).

      Net liabilities of assets held for sale consisted of the following (In thousands):

                                         December 31,
                                       1995        1994
                                       ----        ----
Collateral for FCI Notes             $  8,423    $  8,676
Association Assets                      2,901      11,602
Other                                   1,195       2,471
                                     --------    --------
                                       12,519      22,749
FCI Notes                             (14,786)    (14,806)
                                     --------    --------
                                     $ (2,267)   $  7,943
                                     ========    ========

NOTE 11 - EMPLOYEE BENEFIT PLANS
-------   ----------------------
     Profit Sharing Plan
    --------------------
     The Company's Profit Sharing Plan covers substantially all employees with one year or more of credited service, and participants are fully vested after seven years of credited
service.   Effective July 1,  1994, the Profit  Sharing Plan
was amended  to allow employee elective  salary deferrals as
permitted  under  Internal   Revenue  Code  Section  401(k).
Employer discretionary contributions to the Profit Sharing Plan are determined annually by the Board of Directors and the amount charged to expense totaled $0.6 million, $0.7
million  and  $0.5   million  for  1995,   1994  and   1993,
respectively.

     Excess Benefit Plan
    -------------------

     In 1994, the Company adopted the Excess Benefit Plan, which is a non-qualified, unfunded plan established to provide designated employees with benefits to compensate for certain limitations imposed by federal law on the amount of compensation which may be considered in determining employer contributions to participants' accounts under the Profit
Sharing  Plan.    Participants' accounts  under  the  Excess
Benefit Plan are credited with amounts that, except for the limits of the Internal Revenue Code, would have been contributed to such participants' accounts under the Profit
Sharing  Plan.    Participants'  accounts under  the  Excess
Benefit Plan vest in accordance with the vesting schedule set forth in the Profit Sharing Plan. Interest is credited to the participants' accounts annually at the base rate of interest charged by FNBB. The expense associated with the Excess Benefit Plan totaled $0.1 million for both 1995 and 1994.

    Retirement Plan
    ---------------
    In 1994, the Company adopted the Key Employee Retirement Plan (the "Retirement Plan"), which is a non-qualified, unfunded plan established to provide certain senior executives of the Company with retirement benefits. Under the Retirement Plan, participants' accounts are credited on each January 1 by a percentage of each participants' preceding year's total cash compensation. In general, the benefit percentage can range from 0% to 20%, depending on the Company's three year moving average rate of return on stockholders' equity. Participants' accounts are fully vested after seven years of service or upon the occurrence of a change in control of the Company, death of the participant, termination of employment due to total disability or retirement on or after the age 55, in each case while employed by the Company. Interest is credited to participants' accounts monthly at FNBB's base interest rate, as in effect on the first banking day of each year. The expense associated with the Retirement Plan totaled $0.3 million for both 1995 and 1994.

     Warrant Plan
     ------------
     The Company's 1992 Warrant Plan, as amended, (the "1992 Plan") provides for the grant of non-qualified stock warrants to certain key employees and directors to purchase up to
1,000,000  shares of  Fairfield's  Common  Stock.   Warrants
under the 1992 Plan are to be granted at prices not less than the fair market value of such shares at the date of grant and may be exercisable for periods of up to 10 years from the date of grant. Warrants available for future grant totaled 132,000 at December 31, 1995. The following table summarizes the activity under the 1992 Plan:

                        Shares Under Option    Option Price Per Share
                        -------------------    ---------------------
                          1995     1994           1995         1994
                          ----     -----          ----         ----
 Outstanding at
 beginning of year      818,000   800,000    $3.00 - $5.50     $3.00
 Granted                 58,000    18,000    $5.50 - $7.13     $5.50
 Cancelled               (8,000)     -       $3.00 - $5.50       -
                        -------   -------
 Outstanding at end
  of year               868,000   818,000    $3.00 - $7.13 $3.00 - $5.50
                        =======   =======
 Exercisable at end
  of year               543,000   352,500
                        =======   =======

NOTE 12 - SUPPLEMENTAL INFORMATION
-------   ------------------------

     Other revenues in 1995, 1994 and 1993 include cash distributions totaling $1.6 million, $1.2 million and $2.0
million,   respectively,  related   to  the   Company's  35%
partnership interest in Harbour Ridge, Ltd., a limited partnership engaged in the development of a tract of land in St. Lucie, Florida. Cash distributions from this partnership interest are anticipated to continue at a reduced amount through 1996; however, the amounts and timing of future distributions are not under the control of the Company, but are entirely within the control of the general partner.

     Also included in other revenues and other expenses for 1995 are home sales and related cost of sales totaling $6.7
million and  $6.0 million,  respectively.   For  1994,  home
sales and related cost of sales totaled $5.9 million and $5.4 million, respectively, and for 1993 totaled $4.7 million and $4.4 million, respectively.

     In December 1994, the Company began sales efforts at its destination sites located in Orlando, Florida and
Nashville,  Tennessee.   The results  of operations  for
1994  reflect $1.0
million in start-up expenses associated with these sites (included in "Other expenses" in the 1994 Consolidated Statement of Earnings).

     In September 1994, the Company sold 100% of the capital stock of First Federal Savings and Loan Association of Charlotte ("First Federal") for $41.0 million and recognized a net gain on the sale of $5.2 million. The gain from the sale of First Federal was not subject to federal income tax due to a permanent tax basis difference in First Federal's stock and underlying goodwill. Included in "Restricted cash and escrow accounts" at December 31, 1995 is $2.9 million representing certain assets retained and/or pledged to the buyer to securitize Fairfield's obligation to indemnify the
buyer  against   general  indemnities  and   three  existing
lawsuits/claims  which  have  been  asserted  against  First
Federal (see Note 13).

     Interest  paid  totaled $9.3 million, $20.5 million and
$25.5 million,  for 1995, 1994  and 1993, respectively.   Of
the  amounts  for 1994  and  1993,  $9.0 million  and  $11.1 million, respectively, were related to First Federal.

     Included in other assets at December 31, 1995 and 1994 are (i) $5.1 million at each year end related to the assets of the Company's life insurance subsidiary, (ii) deferred
tax  assets   totaling  $5.0   million  and  $2.9   million,
respectively (see Note 7) and (iii)  unamortized capitalized
financing   costs  of   $1.5  million   and  $2.0   million,
respectively. Included in other liabilities at December 31, 1995 and 1994 are (i) $2.9 million and $2.7 million, respectively, related to the liabilities of the Company's life insurance subsidiary and (ii) accruals totaling $4.6 million and $3.7 million, respectively, related to the Company's employee benefit plans.

NOTE 13 - CONTINGENCIES
-------   -------------
     In  June   1992,  the   Pagosa  Lakes  Property   Owners
Association ("PLPOA") filed an adversary proceeding in the Bankruptcy Court for the Eastern District of Arkansas,
Western   Division   (the   "Bankruptcy  Court")   asserting
equitable   ownership   or   lien   interests   in   certain
recreational amenities, including  golf courses.   In  March
1994, the Bankruptcy Court issued its decision upholding Fairfield's ownership of the Pagosa recreational amenities, subject to a restrictive covenant allowing Pagosa property owners and their guests to use the recreational amenities. The United States District Court, Eastern District of Arkansas, Western Division ("District Court") affirmed the Bankruptcy Court's order in its entirety, by order dated September 25, 1995. The PLPOA has filed a notice of appeal to the United States Court of Appeals for the Eighth Circuit. Fairfield's ability to dispose of the recreational amenities at Pagosa is restricted until the claim is finally resolved.

     In  August  1992,  the  PLPOA filed  an  appeal  to  the
District  Court  of  the  Bankruptcy  Court's  final   order
confirming Fairfield's  plan of  reorganization.   The basis
for  the  appeal was  the  PLPOA's  position that  Fairfield
should  have   been  required  to  resolicit   the  plan  of
reorganization due  to its amendment in  accordance with the
Bankruptcy   Court's   conditional  confirmation   order  to
eliminate    any    recovery   for    Fairfield's   previous
stockholders. The Bankruptcy Court rejected this argument, finding that the property owner group lacked standing to raise this issue and the District Court, on November 16,
1995, affirmed  the Bankruptcy Court's decision.   The PLPOA
has not appealed the District Court's decision.

     In July 1993 and September 1993, two lawsuits (the "Recreation Fee Litigation") were filed by 29 individuals and a company against Fairfield in the District Court of Archuleta County, Colorado. The Recreation Fee Litigation, which seeks certification as class actions, alleges that
Fairfield  and  its  predecessors  in   interest  wrongfully
imposed  an  annual  recreation  fee  on  owners  of   lots,
condominiums,
townhouses, VOIs  and single family residences
in Fairfield's Pagosa, Colorado development. The amount of the recreation fee, which was adopted in August 1983, is $180 per lot, condominium, townhouse and single family residence subject to the fee and $360 per unit for VOIs. The Recreation Fee Litigation in general seeks (a) a declaratory judgment that the recreation fee is invalid; (b) the refund, with interest, of the recreation fees which were allegedly improperly collected by Fairfield; (c) damages arising from Fairfield's allegedly improper attempts to collect the recreation fee (i) in an amount of not less than $1,000 per lot in one case and (ii) in an unstated amount in the other case; (d) punitive damages; and (e) recovery of
costs and  expenses, including  attorneys' fees.   The court
has not yet ruled on whether or not the Recreation Fee Litigation will be allowed to proceed as class actions. Because of the preliminary nature of the litigation and uncertainty concerning the time period covered by the suits' allegations, Fairfield is unable to determine with any certainty the dollar amount sought by plaintiffs, but believes it to be material.

     In   November  1993,   Fairfield  filed   an   adversary
proceeding in the Bankruptcy Court, alleging that the Recreation Fee Litigation violates the discharge granted to Fairfield in its Chapter 11 bankruptcy reorganization and the injunction issued by the Bankruptcy Court against prosecution of any claims discharged in the bankruptcy
proceedings.   By  orders and  opinions dated  September 29,
1994, the Bankruptcy Court decided motions filed by the plaintiffs in the Recreation Fee Litigation, in response to
Fairfield's  adversary  proceeding.   The  Bankruptcy  Court
retained jurisdiction over one of the lawsuits (the Storm lawsuit) and determined that any purchaser of a lot from Fairfield and its predecessors prior to August 14, 1992 would be limited to a pre-confirmation cause of action. The
Bankruptcy   Court   determined   that  it   did   not  have
jurisdiction over the second lawsuit (the Daleske lawsuit), involving eight individuals and one company, due to prior proceedings in the case in Colorado federal district court, which ruled that the plaintiffs in this lawsuit had post-confirmation causes of action, although all nine plaintiffs are believed to have purchased their lots prior to August
14,  1992.   Fairfield has  appealed the  Bankruptcy Court's
decision in the Daleske lawsuit, and the plaintiffs in the Storm lawsuit have appealed the Bankruptcy Court's decision in that case, to the District Court, which has scheduled
oral arguments on  these appeals  for April 22,  1996.   The
Colorado State Court stayed further proceedings in the Recreation Fee Litigation pending the outcome of the appeals to the District Court. Two additional related lawsuits have also been filed in the Archuleta County District Court, raising similar issues and demands as the Storm and Daleske cases. The Fiedler case, filed in October 1994, was filed individually, while the second of these new cases, the Lobdell case, was filed in November 1994, as a proported
class  action.    In  February  1995,  Fairfield  filed   an
adversary proceeding in the Bankruptcy Court against the Fiedler and the Lobdell plaintiffs, seeking relief similar to that requested in the Storm and Daleske adversary
proceeding.     The  Colorado  District   Court  has  stayed
proceedings in  the Lobdell  case.   The  Colorado  District
Court entered summary judgment against Fairfield in the Fiedler case, holding that the individual lot in question is not subject to the recreation fee, based upon facts unique
to the  Fiedler case.   Fairfield  has appealed  the summary
judgment decision in the Fiedler case. The Bankruptcy Court has determined, by decision dated September 18, 1995, that it does not have jurisdiction in the Fiedler case, but also determined that it does have jurisdiction in the Lobdell case, based upon similar reasoning to the Storm case. Both the Fiedler and the Lobdell cases have been appealed to the District Court.

     Fairfield intends to defend vigorously the Recreation Fee Litigation, and the two related cases, including any attempt to certify a class in any of these cases. Fairfield has previously implemented recreation fee charges at certain other of its resort sites which are not subject to the pending action.

     In December 1993, Charlotte T. Curry, who, with her husband, purchased a lot from Fairfield under an installment sale contract subsequently sold to First Federal, filed suit against First Federal, currently pending in Superior Court in Mecklenburg County, North Carolina, alleging breach of
contract,  breach   of  fiduciary  duty   and  unfair  trade
practices. In April 1994, the complaint was amended, (a) adding Fairfield as a party, (b) adding an additional count against both Fairfield and First Federal alleging violation of the North Carolina's Racketeer Influenced and Corrupt Organizations ("RICO") Statute and (c) adding a count
against  Fairfield alleging  fraud.   The litigation,  which
seeks class action certification, contests the method by which Fairfield calculated refunds for lot purchasers whose installment sale contracts were cancelled due to failure to complete payment of the deferred sales price for the lot. Most installment lot sale contracts require Fairfield to
refund  to  a  defaulting  purchaser  the  amount  paid   in
principal, after deducting the greater of (a) 15% of the purchase price of the lot or (b) Fairfield's actual damages. The plaintiff disputes Fairfield's method of calculating damages, which has historically included certain sales,
marketing  and other expenses.   In the case  of Ms. Curry's
lot, the amount of refund claimed as having been improperly retained is approximately $3,600. The Curry lawsuit seeks
damages,  punitive  damages,   treble  damages  under  North
Carolina   law  for   unfair   trade  practices   and  RICO,
prejudgment interest  and attorney's  fees  and costs.    By
order dated July 6, 1994, the court dismissed Ms. Curry's claims for (a) breach of contract, due to the statute of limitations, (b) breach of fiduciary duty, due to the lack of a fiduciary duty and the statute of limitations, (c) fraud, due to the statute of limitations, and (d) RICO, due
to failure  to state  a claim.   The  court, by  order dated
August 16, 1994, dismissed Ms. Curry's only remaining claim against Fairfield, for unfair trade practices, subject to possible appeal rights. By order filed September 15, 1995,
the   court  denied   the  plaintiff's   motion   for  class
certification. The plaintiff has appealed the denial of the motion for class certification, but no decision has yet been rendered on the appeal.

      Under the Stock Purchase Agreement for the sale of First Federal, Fairfield agreed to indemnify the buyer
against any  liability  in  the  Curry  litigation.    While
Fairfield is no longer a defendant in the litigation, it intends to coordinate the defense of this lawsuit with the counsel who have been representing First Federal, to defend
the   Curry  litigation  vigorously.    Fairfield  also  has
cancelled defaulted lot installment sales contracts owned by it and its subsidiaries (other than First Federal), using the same method of calculating refunds as is at issue in the Curry litigation.

NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS
-------   -----------------------------------

     The fair value  estimates presented herein are based  on
relevant  market  information.     As  these  estimates  are
subjective  in   nature   and  involve   uncertainties   and
significant judgment, they are not necessarily indicative of the amount that the Company could realize on a current
market exchange.   The fair value  disclosures for financial
instruments are as follows:

     Cash and  cash equivalents:   The carrying  amounts
     reported   in   the  consolidated   balance  sheets
     approximate their fair values at December 31, 1995 and 1994.

     Restricted cash and escrow accounts: The estimated fair values of restricted cash and escrow accounts approximate their carrying amounts at December 31, 1995 and 1994.

     Loans receivable:   The  carrying amounts  of loans
     receivable are a reasonable estimate of their fair values at December 31, 1995 and 1994 based on valuation models using risk adjusted interest rates and historical prepayment experiences.

     Financing arrangements: The carrying amounts of the Company's borrowings with variable interest rates approximated their fair values at December 31, 1995 and
     1994.       The   carrying  amounts   of  the  Company's
     borrowings with fixed interest rates totaled $56.8 million and $84.3 million at December 31, 1995 and 1994, respectively. The fair values of these borrowings totaled $56.4 million and $80.2 million at December 31, 1995 and 1994, respectively, and were estimated using discounted cash flow analyses based on the Company's current borrowing rates for similar types of borrowing arrangements.

NOTE 15 - UNAUDITED CONSOLIDATED QUARTERLY FINANCIAL DATA
-------   ------------------------------------------------
Dollars in thousands, except per share data

                             Year Ended December 31, 1995
                           ---------------------------------
                           First   Second    Third   Fourth
                          Quarter  Quarter  Quarter  Quarter
                          -------  -------  -------  -------
Total revenues            $24,559  $37,789  $42,949  $36,854
Total expenses             24,314   33,544   37,700   33,555
                          -------  -------  -------  -------
Earnings before provision
 for income taxes             245    4,245    5,249    3,299
Provision for income taxes     93    1,613    1,995    1,308
                          -------  -------  -------  -------
Net earnings             $   152  $ 2,632  $ 3,254   $ 1,991
                         =======  =======  =======   =======

Net earnings per share:
Primary                     $.01     $.24     $.29      $.18
                            ====     ====     ====      ====
Fully diluted               $.01     $.23     $.28      $.17
                            ====     ====     ====      ====

                             Year Ended December 31, 1994
                          ----------------------------------
                          First    Second   Third    Fourth
                         Quarter   Quarter Quarter   Quarter
                         -------   ------- -------   -------
Total revenues           $18,607   $29,518 $37,512   $26,117
Total expenses            17,067    25,698  28,714    25,128
                         -------   ------- -------   -------
Earnings before provision
 for income taxes          1,540     3,820   8,798       989
Provision for income taxes   462     1,146   1,079       191
                         -------   ------- -------   -------
Net earnings             $ 1,078   $ 2,674 $ 7,719   $   798
                         =======   ======= =======   =======
Net earnings per share:
  Primary                   $.10      $.24    $.70      $.07
                            ====      ====    ====      ====
  Fully diluted             $.09      $.23    $.66      $.07
                            ====      ====    ====      ====

Revenues in the third quarter of 1994 include a non-taxable gain of $5.2 million related to the sale of First Federal. Certain amounts in the consolidated financial statements of prior quarters for 1995 and 1994 have been reclassified to conform to the 1995 fourth quarter presentation.