Form 10-K, Exhibit 13
period 1996-12-31
FAIRFIELD COMMUNITIES INC
filed 1997-03-14
CIK 276189

POINTS

FAIRFIELD'S FAIRSHARE PLUS PROGRAM

Fairfield's FairShare Plus program is the primary product offered and is a major differentiating feature for the Company. FairShare Plus is a unique points-based system that responds to changing lifestyles, customer wants and needs and global industry changes. The program's open-ended structure has the flexibility to expand into any number of vacation and travel areas deemed appropriate by the Company, giving Fairfield the flexibility to incorporate other forms of vacation experiences translated into symbolic point values. These vacation facilities may include lodging in resort hotels, cruises or other vacation opportunities. Fairfield customers benefit from the array of vacation opportunities available to them and the freedom to spend their points in any number of combinations, customizing each vacation experience. The plan provides FairShare Plus vacation owners the opportunity to choose any resort at any time of the year, with any size room or condominium available and any length of stay on a reservation basis.

HOW IT WORKS

FairShare Plus vacation owners receive a deeded undivided interest in real estate for a timeshare unit or a group of timeshare units with a corresponding annual allotment of points. These points can be spent in exchange for vacation options at varying point prices. Options include location, time of year, length of stay and unit size and type. Points required for each option are based on demand, and points may be applied toward a single extended stay or several shorter stay vacations at any of Fairfield's 15 resorts with any unit type during any season, according to established exchange rates. Also, Fairfield makes available, on a limited basis, the use of points to obtain a cruise vacation, a stay at an associate timeshare location or a stay in a luxury hotel.

Fairfield introduced FairShare Plus in 1993 and has experienced increased sales and enhanced marketing efficiencies ever since. Fairfield has been able to broaden the scope of its sales and marketing efforts by selling undivided interests that are converted into points, which then can be spent anywhere in the Company's vacation network. Thus, the sales focus has become the entire property portfolio, rather than one set week each year in a single, set location. Prospective customers now are buying into a network of resorts and vacation experiences.

[This page contains 2 pictures which are described clockwise as follows:

     A rock formation near Fairfield Flagstaff, Flagstaff, Arizona; a sailboat in water near Fairfield Harbour, New Bern, North
     Carolina]

This new approach to sales has afforded Fairfield the ability to launch off-site sales offices in the urban areas of Atlanta, GA; Charlotte, NC; and Greensboro, NC. All of these off-site offices have contributed to sales despite the fact that they are not located on or near the Company's actual resorts. Sales efforts also are able to continue in Fairfield's on-site sales offices at locations that are not currently developing new inventory but still offer a constant influx of vacationers and potential customers.

An additional impact of FairShare Plus to the Company's sales offices, both on- and off-site, can be seen in the sale of Discovery Vacations. The Discovery Vacations program offers prospective buyers a one-year allotment of points to be used as a trial membership. This program has been very beneficial for Fairfield in providing an assured flow of potential purchasers of the perennial product and lowers the Company's marketing costs.

Finally,  the  points-based   product  introduces   numerous
opportunities for affiliations with other resort developers. Affiliations add new resorts to Fairfield's vacation network and broaden the vacation experiences available to existing customers. Each new resort added makes Fairfield's product
more   attractive  and   translates  into   increased  sales
opportunities for Fairfield. These affiliations also provide additional fees to the Company, as well as the opportunity to franchise the Fairfield name.

The success of FairShare Plus has not only contributed tremendously to the growth of the Company, it also has had industry-wide implications. The popularity of points-based products such as FairShare Plus is evident in the fact that Disney and Hilton offered similar products as they entered the industry. The structure for development, distribution and ownership of vacation timeshare obviously has been influenced by the demand for flexibility and ease of use offered by points-based programs like FairShare Plus. It is clear that FairShare Plus has helped to solidify the Company's position as an industry leader.

[This page contains 2 charts which are described clockwise as follows:

     A bar chart of Vacation Ownership, Net for each of the quarters for the years 1994, 1995 and 1996; a pie graph of 1996 Revenues]

PLACES

FAIRFIELD'S PROPERTY PORTFOLIO

Fairfield's objective is to be the leading provider of innovative, high-quality vacation experiences in the timeshare industry to the broadest spectrum of households throughout the United States. To capitalize on its innovative FairShare Plus vacation system and to achieve its objective, Fairfield has placed an emphasis on acquiring and developing resort properties in destination locations. These resorts are in areas with well-known attractions and large  tourist populations.  The  advantage of  focusing  on sites in destination locations is the reduced need for developing large-scale amenities to attract vacationers, yielding lower developmental risks and expenses for Fairfield. Furthermore, large populations of prospective customers continually pass through these areas, marking them as prime areas for Fairfield to operate on-site sales offices which showcase the Company's property portfolio and contribute significantly to increased sales.

Fairfield has opened five resorts in the destination cities of Branson, MO; Myrtle Beach, SC; Nashville, TN; Orlando, FL; and Williamsburg, VA. Eleven of Fairfield's properties, including all five destination location resorts, have been awarded the Gold Crown Resort designation, the highest level of distinction from Resort Condomiums International (RCI), the leading industry exchange company. Furthermore, at year end, Fairfield owned undeveloped property at its destination resorts on which the present master plans for those resorts provide for approximately 778 additional units, which if sold at current prices would represent approximately $523 million in future sales.

NEWER DEVELOPMENTS

FAIRFIELD MYRTLE BEACH

Fairfield's  second Myrtle Beach resort, SeaWatch Plantation, is a 10-acre oceanfront  property, with 640 units consisting of a mixture of condominiums and hotel units. The initial phase includes 97 units as well as a pool, lagoon and beachwalk. The first building of the resort was completed in
August 1996 and the entire  first phase should be completed
in 1999. The Myrtle Beach area was rated the second most popular drive destination in the United States by the
Automobile  Association  of  America  Travel   Service  and
averages more  than 14 million visitors  per year. Fairfield
Westwinds,   Fairfield's   original   Myrtle    Beach   area
development, was built in 1989.

[This page contains 2 pictures which are described clockwise as follows:

     A forest near Fairfield Pagosa, Pagosa Springs, Colorado; a boy holding a fish he caught near Fairfield Pagosa, Pagosa Springs, Colorado]

FAIRFIELD NASHVILLE

Fairfield Nashville is located on 19 acres in the music center of Nashville, TN, adjacent to Opryland. When completed, the resort will offer approximately 254 units. At year end, Fairfield Nashville had 15 units completed and 31 units under construction. Amenities at Fairfield Nashville include indoor and outdoor swimming pools, a health club, clubhouse, fully equipped picnic areas and playgrounds. As an estimated 10 million people visit Nashville annually, the location of this resort is consistent with Fairfield's strategy to expand its vacation ownership network in popular destination locations.

FAIRFIELD ORLANDO AT CYPRESS PALMS

Fairfield  Orlando  at Cypress  Palms  is  located in  close proximity to  this city's  world-famous attractions  such as
Walt Disney World (TRADEMARK) Resort, Epcot Center, MGM Studios, Universal Studios and Sea World. When completed, the resort will  include 244  units  and  a  pool  and  whirlpool  spa.
Currently, Cypress Palms has 58 units  completed and 12
units under construction. Orlando and the  surrounding areas
also  offer  other  major   amusement  parks,  exhibits  and
attractions drawing visitors throughout the year, many of whom are repeat visitors.

OTHER FAVORITES - There's Something for everyone!

Fairfield's expansive array of resorts reaches coast to coast and offers a vast array of vacation experiences to meet the different lifestyles and vacation needs of its customer base. Fairfield's resort sites vary in size from several acres to over 18,000 acres. The locations offer many on-site amenities ranging from swimming pools and tennis courts, at most sites, to championship golf courses, equestrian facilities and ski slopes at some of the larger resorts. Adults value the abundance of fine shopping and dining surrounding Fairfield's resorts, and children enjoy Fairfield's numerous playgrounds, recreation centers and miniature golf courses.

Fairfield's  resort properties are  rated among  the highest
quality   vacation   resorts   worldwide.  The   exceptional
amenities available to Fairfield customers equal those of fine, world-class hotels. The Company's one- and two-bedroom,
custom-built   vacation  villas   offer  size,   luxury  and
convenience that surpass the offerings of hotels and vacation resorts. Many of Fairfield's units offer full-size, fully equipped kitchens, fireplaces, private whirlpool spas, VCRs, washers and dryers and more.

Fairfield Pagosa in Pagosa Springs, Colorado, is a favorite among vacationers with a zest for active outdoor vacations. The resort has five lakes on the property and is bordered by two-and-a-half million acres of national forests and wilderness. For additional outdoor adventures, Fairfield Sapphire Valley, in Sapphire, North Carolina, lies adjacent to the Pisgah National Forest and the Great Smokey Mountains National Park. Opportunities for family backpacking and hiking are virtually unlimited.

For some of the finest horseback riding, Fairfield Glade in Tennessee offers on-site riding stables, and Sapphire Stables in Sapphire Valley provides horseback riders with peaceful excursions through the picturesque countryside. Fairfield's affiliation with JB Ranch in Ocala, Florida will provide horseback riding and ranching set among a 700-unit, country-western-theme resort.

[This pages includes 3 pictures which are described clockwise as follows:

     A picture of VOI units at Fairfield Nashville, Nashville, Tennessee; a picture of VOI units at Fairfield Orlando at Cypress Palms, Kissimmee, Florida; a picture of VOI units at Fairfield Myrtle Beach at SeaWatch Plantation, Myrtle Beach, South Carolina]

For winter lovers, Fairfield's network of resorts offers opportunities for great downhill and cross-country skiing. Fairfield Pagosa is located just miles from Wolf Creek Ski Area, known for receiving the most snow in Colorado. Visitors of Fairfield Flagstaff enjoy the nearby Arizona Snowbowl. Sapphire Valley, too, offers skiing in the winter months and golf the rest of the year.

Golf enthusiasts marvel at the opportunity to spend time at Fairfield Glade. Located in Tennessee, Fairfield Glade boasts one 27-hole and three 18-hole golf courses. The scenic banks of the broad Neuse River provide a beautiful backdrop at Fairfield Harbour in New Bern, North Carolina, where golf is one of the resort's main attractions. Fairfield Mountains in Lake Lure, North Carolina, offers golfing in some of the most beautiful settings in the Southeast. The Bald Mountain and Apple Valley golf courses are open year-round and are set against the majestic Blue Ridge Mountains. Almost all of the Company s resort locations offer world-class golfing, many without even leaving the resorts' grounds.

For   family   attractions,   nothing    beats   Fairfield's
destination resorts in Branson, Missouri, and Williamsburg, Virginia. Branson is hailed as America's Country Music Show Capital. The area draws the biggest names in country and bluegrass music year-round to over 30 indoor theatres all on a 10-mile stretch. Outdoor activities in Branson include boating, fishing, swimming, waterskiing, sailing, scuba diving and parasailing. Fairfield Williamsburg is located just three miles from the world-famous Colonial Williamsburg Historic Area, 10 miles from Jamestown, the first English-speaking settlement, and 15 miles from Yorktown, where the
last  battle   of  the   American  Revolution  was   fought.
Furthermore, just three miles from the resort are the more contemporary sights and thrills of Busch Gardens' amusement park.

Relaxation is an important aspect of a vacation, especially after participating in all of the exciting activities
available   to   Fairfield  members.   Fairfield s  property
portfolio offers some of the finest "getaway vacation" resorts in the nation. Fairfield Ocean Ridge, in Edisto Island, South Carolina, situated on one of the most beautiful and
least  commercialized   beach  areas  on  the   East  Coast.
Fairfield Plantation, in Villa Rica, Georgia, is an entire resort community focused on the great Southern tradition of living a good life year-round. This resort features three lakes, three outdoor swimming pools and its own private beach, not to mention lighted tennis courts at the tennis center and a convenient location just 45 miles west of Atlanta, Georgia.

Each resort  in Fairfield's  property portfolio has  its own personality and  is strategically  located near popular U.S.
tourist  destinations or popular   getaway  locations across
the country.

The quality of Fairfield's properties is matched only by the service the Company provides its customers. Fairfield takes a proactive approach in keeping customers happy, and internal surveys show that Fairfield, in recent years, has maintained customer satisfaction ratings in excess of 90%.


[This page contains a picture of a lady on a golf course at Fairfield
 Bay, Fairfield Bay, Arkansas]

PROPERTY PORTFOLIO

DESTINATION RESORTS

Fairfield Branson- Branson, MO
Fairfield Myrtle Beach- Myrtle Beach, SC
Fairfield Nashville- Nashville, TN
Fairfield Orlando at Cypress Palms- Kissimmee, FL
Fairfield Williamsburg- Williamsburg, VA

REGIONAL RESORTS

Fairfield Bay- Fairfield Bay, AR
Fairfield Flagstaf- Flagstaff, AZ
Fairfield Glade- Fairfield Glade, TN
Fairfield Harbour- New Bern, NC
Fairfield Mountains- Lake Lure, NC
Fairfield Ocean Ridge- Edisto Island, SC
Fairfield Pagosa- Pagosa Springs, CO
Fairfield Plantation- Villa Rica, GA
Fairfield Sapphire Valley- Sapphire, NC
Harbortown Point- Ventura, CA

[This page contains 1 picture and 3 charts which are described clockwise as follows:

     A picture of a waterfall; a bar chart of Net Interest Spread for the years ended December 31, 1994, 1995 and 1996; a bar chart of Earnings Per Share for the six months ended December 31, 1992 and the years ended December 31, 1993, 1994, 1995 and 1996; a bar chart of Stockholders' Equity at December 31, 1992, 1993, 1994, 1995 and 1996]

COMMON STOCK PRICES

      Effective December 20, 1995, Fairfield's Common Stock began trading on the New York Stock Exchange under the symbol FFD. Prior to that date, Fairfield's Common Stock traded on The Nasdaq Stock Market
under  the  symbol FFCI.   The  approximate  number of  recordholders of
Fairfield's Common Stock at January 31, 1997 was 2,600. The Company has paid no dividends in the past two years.

      High and low stock prices during 1996 and 1995 were as follows:

                                      1996                 1995
                                 --------------        --------------
            Quarter Ended        High       Low        High       Low
            -------------        ----       ---        ----       ----
            March 31          $ 9 1/4    $ 6 1/2      $6 1/8    $4 1/2
            June 30            15 1/4      8 5/8       6         5 1/4
            September 30       21 5/8     13 1/4       8 1/4     5 1/2
            December 31        25 3/4     18 3/8       8 1/4     5 7/8

     Certain of the Company's financing arrangements prohibit the Company from paying cash dividends or making other distributions on its Common Stock.

              FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                 SELECTED FINANCIAL AND OTHER DATA
            DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA


                                                               Six Months
                                                                 Ended
                                Year Ended December 31,       December 31,
                      ----------------------------------------
                        1996       1995      1994       1993      1992
                        ----       ----      ----       ----      ----
OPERATING DATA
  Revenues:
   Vacation ownership,
    net              $114,592   $ 85,460   $ 53,085   $ 33,472   $15,255
   Lots, net            8,735      7,817      7,981      7,399     1,704
   Resort
    management         14,644     13,178     10,206      9,779     5,043
   Interest            19,994     19,111     20,366     24,089    14,670
   Other               14,513     15,209     13,709     14,270     7,062
   Gain on sale of
    First Federal         -          -        5,200        -         -
   Savings and loan
    operations            -          -          -       18,762    10,099
                     --------   --------   --------   --------   -------
                     $172,478   $140,775   $110,547   $107,771   $53,833
                     ========   ========   ========   ========   =======

   Net earnings       $14,863    $ 8,029    $12,269     $7,170    $1,249
                      =======   ========    =======     ======    ======

   Net earnings
    per share           $1.30       $.72      $1.11       $.65      $.11
                        =====       ====      =====       ====      ====
   Weighted average shares
   outstanding     11,405,015 11,079,789 11,069,267 11,037,765 11,134,117
                   ========== ========== ========== ========== ==========

 OTHER DATA
  Cash flows provided by (used in):
    Operating
     activities      $ 36,716   $  8,654    $12,927   $  9,500   $  6,842
    Investing
     activities      $(21,562)  $  2,061    $(5,253)  $ 12,661   $ 45,070
    Financing
     activities      $(10,241)  $(22,261)   $ 1,492   $(78,607)  $(34,577)
  Number of resorts        15         15         15         13         12
  Number of off-site
     sales offices          3          2          2          1          1

   BALANCE SHEET DATA (AT PERIOD END)
    Loans receivable,
     net             $152,069   $139,674   $139,810   $167,465   $381,844
    Total assets      253,799    215,518    224,726    245,073    586,700
    Total financing
     arrangements      58,110     86,982    111,943    112,581    180,812
    Stockholders'
     equity           134,299     81,227     66,935     47,148     36,962
    Book value
     per share         $11.45      $7.64      $6.27      $4.39      $3.32

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


        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS

  RESULTS OF OPERATIONS

       Vacation Ownership
       ------------------
       Gross revenues of vacation ownership interests ("VOIs") totaled $116.1 million, $86.2 million and $52.9 million for 1996, 1995 and 1994, respectively. During 1996, the Company experienced sales increases at several of its developments, including its destination resorts located in Orlando, Florida; Nashville, Tennessee; Branson, Missouri and Myrtle Beach, South Carolina. Of the increase in gross VOI revenues from 1994 to 1995, $15.6 million (47%) was attributable to additional sales volumes at the Company's newest destination resorts located in Orlando, Florida and Nashville, Tennessee, both of which began sales efforts in December 1994. The Company's growth strategy includes the (i) acquisition and development of properties in new destination locations, (ii) further development at its existing destination resorts and (iii) expansion of its sales and marketing programs, including the establishment of additional off-site sales offices. Future sales growth should be realized as the Company continues to direct its opportunities to destination locations which have a higher and more consistent stream of potential customers generated by the existing attractions.

       Net VOI revenues increased to $114.6 million for the year ended December 31, 1996 from $85.5 million in 1995 and $53.1 million in 1994. The increase in net VOI revenues is attributable to the same factors as noted above, which was partially offset, during 1996, by a net deferral of VOI revenues totaling $1.5 million related to the percentage of completion method of accounting. The Company recognized a net deferral of $.7 million during 1995 as compared to net revenue recognized of $.2 million during 1994. Under the percentage of completion method of accounting, the portion of revenues attributable to costs incurred, as compared to total estimated construction and selling costs, is recognized in the period of sale. The remaining revenue is deferred and recognized as remaining costs are incurred.

       Cost of VOI sales, as a percentage of related net revenues, was 25.5%, 27.9% and 28.2% for 1996, 1995 and
  1994, respectively. The decrease in 1996 resulted primarily from increased sales of residual fixed week inventory at the Company's more mature locations. Sales of this limited fixed week inventory are not expected to occur to this extent in the future, but will occur from time to time.


       Selling
       -------
       Selling expenses, including commissions, for both VOI and lot sales, as a percentage of related revenues, were 51.1%, 54.1% and 50.6%, for 1996, 1995 and 1994, respectively. The decrease from 1995 to 1996 is primarily attributable to efficiencies experienced at the Company's destination resorts in Orlando, Florida and Nashville, Tennessee. The increase in selling expenses from 1994 to 1995, as a percentage of related revenues, was primarily attributable to inefficiencies experienced at these destination resorts which, as noted above, began sales efforts in December 1994. New projects typically experience lower operating margins in the "start-up" phase of operations as the Company develops its property owner base and establishes an efficient sales and marketing program at each new location. Management continues to work to improve sales efficiencies at its newer resorts and future efficiencies are expected as these projects mature and expand their bases of property owners.

       General and Administrative
       --------------------------
       Increases in general and administrative expenses during 1996 and 1995 resulted primarily from the additional expenses incurred resulting from the increased VOI sales volumes as previously discussed, and increased expenses related to the Company's employee incentive compensation/benefit plans (see Note 12 of "Notes to Consolidated Financial Statements"). As a percentage of total revenues, general and administrative expenses increased slightly to 8.8% in 1996 as compared to 8.4% in 1995. During 1994, general and administrative expenses, as a percentage of total revenues, were 9.9%, exclusive of the gain on sale of First Federal.

       Gain on Sale of First Federal
       -----------------------------
       In 1994, Fairfield sold 100% of the capital stock of First Federal Savings and Loan Association of Charlotte ("First Federal") for $41.0 million and recognized a net gain on the sale of $5.2 million. The gain from the sale of First Federal was not subject to federal income tax due to a permanent tax basis difference in First Federal's stock and underlying goodwill.

       Included in "Restricted cash and escrow accounts" at December 31, 1996 is $2.8 million representing certain assets retained and/or pledged to the buyer to securitize Fairfield's obligation to indemnify the buyer against general indemnities and two remaining lawsuits/claims which have been asserted against First Federal. Approximately $1.5 million of this amount is scheduled to be released in March 1997 unless the buyer asserts a claim for indemnification.


       Interest
       --------
       Interest income totaled $20.0 million, $19.1 million and $20.4 million in 1996, 1995 and 1994, respectively. The increase in interest income in 1996 from 1995 is primarily attributable to a higher average balance of outstanding contracts receivable, totaling $142.8 million
  in  1996,  as   compared  to  $135.8  million   for  1995.
  Interest income decreased in 1995, as compared to 1994, due to a higher average balance of contracts receivable
  outstanding  in  1994  totaling   $146.2  million.     The
  weighted average  stated interest  rate of  the Company's
  contracts  receivable  was  13.6%,  13.2%   and  12.6%  at
  December 31, 1996, 1995 and 1994, respectively. Interest income is expected to increase in tandem with the net increase in contracts receivable.

       Interest expense totaled $6.8 million, $8.6 million and $10.5 million in 1996, 1995 and 1994, respectively. These decreases are primarily attributable to reductions in the average outstanding balances of interest-bearing debt. The average outstanding balance of interest-bearing debt has decreased from $138.5 million in 1994 to $97.4 million in 1995 and $75.8 million in 1996. The weighted average interest rate for the Company's financing arrangements collateralized by contracts receivable, including certain fees and expenses, was 8.6%, 8.1% and 8.4% for the years ended December 31, 1996, 1995 and 1994, respectively.

       Other
       -----
       Other revenues  in 1996, 1995  and 1994 include  home
  sales  totaling  $8.8  million,  $6.7  million  and   $5.9
  million, respectively.   Also  included in other  revenues
  for 1996,  1995 and 1994  are cash distributions  totaling
  $.1 million, $1.6 million and $1.2 million, respectively, related to the Company's 35% partnership interest in Harbour Ridge, Ltd., a limited partnership engaged in the development of a tract of land in St. Lucie, Florida. No additional revenues from this partnership are anticipated (see Note 11 of "Notes to Consolidated Financial Statements").

       Other expenses for 1996, 1995 and 1994 include costs of home sales, including selling expenses, totaling $8.2 million, $6.0 million and $5.4 million, respectively.

       During the fourth quarter of 1996, the Company recorded a valuation adjustment of $1.0 million based on current information that indicated the carrying value of the assets collateralizing the Senior Subordinated Secured Notes (the "FCI Notes") was in excess of the fair value. This valuation adjustment is included in "Other expenses" in the 1996 Consolidated Statement of Earnings.

  PROVISION FOR INCOME TAXES

       The Company provides for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets or liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities and enacted tax rates that will be in effect for the year in which the differences are expected to reverse. Additionally, under SFAS No. 109, a valuation allowance must be established for deferred tax assets if, based on available evidence, it is "more likely than not" that all or a portion of the deferred tax assets will not be realized.

       At December 31, 1996, the Company had net operating loss carryforwards totaling $72.6 million which reflect the amount available to offset taxable income in future periods. The Company's net operating loss carryforwards increase primarily from the use of the installment sale method of reporting income and are substantially offset by an increase in deferred tax liabilities. Under limitations imposed by Internal Revenue Code Section 382 ("Section 382"), certain potential changes in ownership of the Company, which may be outside the Company's knowledge or control, may restrict future utilization of these carryforwards. More specifically, changes in ownership occurring within a rolling three-year period, taking into consideration filings with the Securities and Exchange Commission on Schedules 13D and 13G by holders of 5% or more of Fairfield's Common Stock, whether involving the acquisition or disposition of Fairfield's Common Stock, may impose a material limitation on the Company's use of these carryforwards. If an ownership change triggers the Section 382 limitations, the annual limitation imposed on the use of pre-change carryforwards under present law is an amount equal to the value of the Company immediately before the ownership change multiplied by the federally prescribed long-term tax-exempt rate for the period in which the change occurs. Available carryovers, if not utilized, expire as follows:
  2005 -  $12.6 million; 2006  - $7.8 million;  2007 - $13.9 million; 2008 -  $5.4 million; 2009 - $3.3 million; 2010 -
  $16.1 million and 2011 - $13.5 million.

       Fresh Start Reporting requires the  Company to report
  federal income tax  expense on  income before  utilization of  pre-confirmation net operating  loss carryforwards and recognition of  the benefit of pre-confirmation deductible
  temporary  differences.     Benefits  realized   from  the
  utilization   of   pre-confirmation  net   operating  loss
  carryforwards   and   recognition    of   pre-confirmation
  deductible   temporary   differences   are   recorded   as
  reductions of the valuation allowance  and as additions to
  paid-in capital.   The Company recorded benefits  from the
  utilization  of  pre-confirmation tax  attributes totaling
  $19.1 million,  $6.3 million  and $7.5  million for  1996,

  1995 and 1994, respectively. The Company has reported operating earnings since the effective date of the plans of reorganization and management believes that it is more likely than not that future taxable earnings will be sufficient to realize the tax benefits associated with the future deductible temporary differences and net operating loss carryforwards prior to their expiration; therefore, the Company eliminated the remaining valuation allowance in 1996.

  LIQUIDITY AND CAPITAL RESOURCES

       Cash and cash equivalents of the Company increased $4.9 million from December 31, 1995 to December 31, 1996. This increase is primarily attributable to $36.7 million of cash provided by operating activities, which was partially offset by (i) $21.6 million of cash used in investing activities attributable primarily to originations of loans receivable exceeding principal collections and the construction of the Company's corporate office at a cost of $5.9 million and (ii) $10.2 million of cash used in financing activities attributable primarily to the net reduction of financing arrangements totaling $28.9 million, which was partially offset by the proceeds from the public stock offering.

       The Company generates cash for operations primarily from the sale and financing of VOIs which include (i) cash sales, (ii) customer down payments, (iii) principal collections on its contracts receivable and (iv) borrowing availability generated by customer contracts receivable in amounts which typically range from 65% to 75% of the outstanding balance of the contracts receivable. The Company generates additional cash from the financing of VOI sales equal to the difference between the interest charged on the customer contracts receivable (which averaged 13.6% for the year ended December 31, 1996) and the interest paid on the related borrowings (which averaged 8.6% for the year ended December 31, 1996).

       Historically,   funds  from   operating  cash  flows,
  borrowings and asset sales  have been used to fund certain
  costs   which   support  the   Company's   sales   efforts
  (primarily  development  and marketing  costs).    In  the
  recent  past, the  Company  has  begun to  securitize  its contracts  receivable in  an effort to  lower the  cost of borrowed  funds and maintain  borrowing availability under
  its credit  facilities.   The Company  expects to  finance
  its  short- and  long-term  cash  needs from  (i)  contract
  payments   generated   from   its   contracts   receivable
  portfolio, (ii) operating cash flows, (iii) borrowings under its credit facilities as described below and (iv) future financings, including additional securitizations

  of contracts receivable.

       In November 1996, the Company completed an underwritten public offering of 900,000 shares of Common Stock at a price of $21.63 per share (the "Offering"). The net proceeds from the Offering of $17.7 million were used to repay certain indebtedness, totaling $9.1 million, including accrued interest of $2.7 million, issued in connection with the Company's reorganization and to temporarily pay down the outstanding indebtedness under the Company's revolving credit agreements, with the remaining balance of $3.8 million invested in short-term investment grade securities (included in "Cash and cash equivalents" in the Consolidated Balance Sheet at December 31, 1996). In February 1997, the Company was able to draw $7.9 million against its revolving credit agreements to repay, in part, the outstanding indebtedness under the FCI Notes (see Note 11 of "Notes to Consolidated Financial Statements").

       In  October  1996,  Fairfield  Capital   Corporation
  ("FCC"), a wholly owned subsidiary of FAC, amended its Credit Agreement (the "FCC Agreement") which provides for total borrowings of up to $90.0 million (the "FCC Notes") for the purchase of contracts receivable from FAC pursuant to the Amended and Restated Receivables Purchase Agreement, among Fairfield as originator, FAC as seller and FCC as purchaser. At December 31, 1996, borrowings outstanding under the FCC Agreement totaled $29.9 million. The FCC Agreement provides for two additional fundings of up to a total of $55.0 million prior to October 1997.

       At December 31, 1996, Fairfield Funding Corporation ("FFC"), a wholly owned subsidiary of FAC, had borrowings outstanding totaling $24.4 million under a private placement of 7.6% Notes (the "FFC Notes"). The FFC Notes are secured by and payable from a pool of contracts receivable purchased from FAC pursuant to the Receivables Purchase Agreement among Fairfield as originator, FAC as seller and FFC as purchaser. At December 31, 1996, contracts receivable totaling $38.0 million collateralized the FFC Notes.

       At December 31, 1996, Fairfield had no borrowings outstanding under its Amended and Restated Revolving
  Credit Agreement (the "FCI Agreement"). The FCI Agreement provides for revolving loans of up to $25.0 million, including up to $7.0 million for letters of credit. The revolving loans mature on January 1, 1999, if not extended in accordance with the terms of the FCI Agreement. At December 31, 1996, Fairfield had borrowing availability of $23.3 million, net of outstanding letters of credit totaling $1.7 million.

       At  December   31,  1996,   FAC  had  no   borrowings

  outstanding under its Third Amended and Restated Revolving Credit Agreement (the "FAC Agreement"). The FAC Agreement provides for revolving loans of up to $35.0 million, including up to $1.0 million for letters of credit. The revolving loans mature on January 1, 1999, if not extended in accordance with the terms of the FAC Agreement, with Fairfield being a guarantor pursuant to the FAC Agreement. At December 31, 1996, FAC had borrowing availability of $19.1 million.

  FINANCIAL CONDITION

       Total consolidated assets of the Company increased $38.3 million from December 31, 1995 to December 31, 1996. This increase is primarily attributable to (i) an increase in net loans receivable of $12.4 million related to originations of loans receivable exceeding principal collections, (ii) an increase in net deferred tax assets of $11.6 million attributable to the elimination of the remaining valuation allowance related thereto (see Note 8 of "Notes to Consolidated Financial Statements") and
  (iii) a $6.2 million increase in net property and equipment related primarily to the construction of the Company's corporate office. Total consolidated liabilities of the Company decreased $14.8 million in 1996 due to a net reduction in the Company's financing arrangements of $28.9 million which was partially offset by (i) a $6.0 million increase in net liabilities of assets held for sale and (ii) a $4.1 million increase in accounts payable related to increased sales volumes.

       Total stockholders' equity increased by $53.1 million from December 31, 1995 to December 31, 1996. In addition to current year net earnings of $14.9 million, the increase in stockholders equity is primarily attributable to the utilization of pre-confirmation income tax attributes totaling $19.1 million and the net proceeds from the Offering totaling $17.7 million (see Notes 8 and 9 of "Notes to Consolidated Financial Statements").

  SEASONALITY

       The Company has historically experienced and  expects
  to  continue to  experience seasonal  fluctuations  in its gross revenues and  net earnings  from the  sale of  VOIs, which have been generally  higher in the second  and third
  quarters.     This  seasonality   may  cause   significant
  fluctuations  in the  quarterly operating  results of  the
  Company.   In addition,  additional material  fluctuations
  in  operating results  may  occur  due  to the  timing  of construction  of future  VOI inventory  and  the Company's use of the  percentage of completion method  of accounting
  for   recognizing   revenues  and   related   expenses  on

  incomplete buildings.

  IMPACT OF INFLATION

       Inflation and changing prices have not had a material impact on the Company's revenues and net earnings during any of the Company's three most recent years. Due to the current economic climate, the Company does not expect that inflation and changing prices will have a material impact on the Company's revenues or net earnings. To the extent inflationary trends affect short-term interest rates, a portion of the Company's debt service costs may be affected as well as the rates the Company charges on its contracts receivable. To the extent permitted by competition, the Company passes increased costs on to its customers through increased
  sales prices.


  FORWARD-LOOKING INFORMATION

       This Management's Discussion and Analysis of Financial Condition and Results of Operations, other future filings by the Company with the Securities and Exchange Commission and other oral and written statements by the Company and its management may include certain forward-looking statements, including
 (without limitation) statements with respect to anticipated future operating and financial performance, growth opportunities and growth rates, acquisition opportunities and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and "should," and variations of these words and similar expressions, are intended to identify these forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurence of future events, the receipt of new information, or otherwise.

     Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions; interest rate trends; cost of capital and capital requirements; availability of real estate properties; competition from national hospitality companies; shifts in customer demand; changes in operating expenses, including employee wages, benefits and training; governmental and public policy changes and the continued availability of financing in the amounts, at the terms and on the conditions necessary to support the Company's future business.

       REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS




  Stockholders and Board of Directors
  Fairfield Communities, Inc.


       We have audited the accompanying consolidated balance sheets of Fairfield Communities, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fairfield Communities, Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




                      ERNST & YOUNG LLP


  Little Rock, Arkansas
  January 29, 1997,
  except for Note 11, as to which the date is February 28, 1997




         FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                  CONSOLIDATED BALANCE SHEETS
           (DOLLARS IN THOUSANDS, EXCEPT PAR VALUE)


                                                        December 31,
                                                      1996        1995
                                                      ----        ----
          ASSETS
          Cash and cash equivalents                 $  7,008   $  2,095
          Loans receivable, net                      152,069    139,674
          Real estate inventories                     42,284     40,552
          Restricted cash and escrow accounts          7,777      8,194
          Property and equipment, net                 14,527      8,311
          Deferred tax assets, net                    16,576      5,006
          Other assets                                13,558     11,686
                                                    --------   --------
                                                    $253,799   $215,518
                                                    ========   ========
          LIABILITIES AND STOCKHOLDERS' EQUITY
          Liabilities:
            Financing arrangements                  $ 58,110   $ 86,982
            Deferred revenue                          20,332     19,791
            Accounts payable                           7,171      3,074
            Net liabilities of assets held for sale    8,293      2,267
            Other liabilities                         25,594     22,177
                                                    --------   --------
                                                     119,500    134,291
                                                    --------   --------
          Stockholders' Equity:
            Common stock, $.01 par value,
              25,000,000 shares authorized,
              13,384,741 shares issued in 1996
              and 12,325,848 in 1995                     134       124
            Paid-in capital                           91,879    52,386
            Retained earnings                         43,580    28,717
            Unamortized value of restricted stock     (1,294)      -
            Treasury stock, at cost, 2,335,295
             shares in 1996 and 2,395,295
             shares in 1995                              -         -
                                                    --------  --------
                                                     134,299    81,227
                                                    --------  --------
                                                    $253,799  $215,518
                                                    ========  ========

          See notes to consolidated financial statements.



                 FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF EARNINGS
               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                             Year Ended December 31,
                                       ----------------------------------
                                        1996         1995           1994
                                        ----         ----           ----
  REVENUES
    Vacation ownership, net          $114,592      $ 85,460       $ 53,085
    Lots, net                           8,735         7,817          7,981
    Resort management                  14,644        13,178         10,206
    Interest                           19,994        19,111         20,366
    Other                              14,513        15,209         13,709
    Gain on sale of First Federal, net    -             -            5,200
                                     --------      --------       --------
                                      172,478       140,775        110,547
                                     --------      --------       --------
  EXPENSES
    Cost of sales:
      Vacation ownership               29,249        23,838         14,958
      Lots                              2,068         1,970          1,855
    Provision for loan losses           5,390         6,505          4,430
    Selling                            63,243        50,738         31,176
    Resort management                  12,593        11,730          8,784
    General and administrative         15,223        11,844         10,456
    Interest                            6,757         8,562         10,528
    Other                              13,461        12,550         13,213
                                     --------      --------       --------
                                      147,984       127,737         95,400
                                     --------      --------       --------
  Earnings before provision
   for income taxes                    24,494        13,038         15,147
  Provision for income taxes            9,631         5,009          2,878
                                     --------      --------       --------
  Net earnings                       $ 14,863      $  8,029       $ 12,269
                                     ========      ========       ========
  NET EARNINGS PER SHARE                $1.30          $.72          $1.11
                                        =====          ====          =====
WEIGHTED AVERAGE SHARES
  OUTSTANDING                      11,405,015    11,079,789     11,069,267
                                   ==========    ==========     ==========


         See notes to consolidated financial statements.

                    FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                               (IN THOUSANDS)

                                                           Unamortized
                                                             value of
                                Common  Paid-in   Retained  Restricted
                                 Stock  Capital   Earnings    Stock    Total
                                 -----  -------   --------    -----    -----
Balance, January 1, 1994         $ 124  $38,605   $ 8,419    $  -   $ 47,148
 Net earnings                      -        -      12,269       -     12,269
Utilization of pre-confirmation
 income tax attributes             -      7,518       -         -      7,518
                                 -----  -------   -------    ------ --------
Balance, December 31, 1994         124   46,123    20,688       -     66,935
 Net earnings                      -        -       8,029       -      8,029
 Utilization of pre-confirmation
 income tax attributes             -      6,263       -         -      6,263
                                 -----  -------   -------    ------ --------
Balance, December 31, 1995         124   52,386    28,717       -     81,227
 Net earnings                      -        -      14,863       -     14,863
 Utilization of pre-confirmation
  income tax attributes            -     19,108       -         -     19,108
 Net proceeds of stock offering      9   17,728       -         -     17,737
 Issuance of restricted stock      -      1,380       -      (1,380)     -
 Amortization of unearned
  compensation - restricted stock  -        -         -          86       86
 Exercise of stock warrants          1      476       -         -        477
 Tax benefit from exercise
  of stock warrants                -        801       -         -        801
                                 -----  -------   -------   -------  -------
Balance, December 31, 1996       $ 134  $91,879   $43,580   $(1,294)$134,299
                                 =====  =======   =======   ======= ========

See notes to consolidated financial statements.

                    FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (IN THOUSANDS)

                                              Year Ended December 31,
                                       -----------------------------------
                                        1996            1995          1994
                                        ----            ----          ----
OPERATING ACTIVITIES:
  Net earnings                       $  14,863        $  8,029      $ 12,269
  Adjustments to reconcile
   net earnings to net cash provided
   by operating activities:
    Depreciation                         2,164           1,435           923
    Amortization                         1,007             696           336
    Provision for loan losses            5,390           6,505         4,430
    Utilization of pre-confirmation
     income tax attributes              19,108           6,263         7,518
    Earnings from unconsolidated
     affiliates                            (88)         (1,588)       (1,236)
    Tax benefit from exercise
     of stock warrants                     801             -             -
    Gain on sale of First Federal          -               -          (5,200)
 Changes in operating assets and liabilities:
   Real estate inventories              (1,343)         (8,645)          220
   Other                                (5,186)         (4,041)       (6,333)
                                      --------         -------      --------
   Net cash provided by operating
    activities                          36,716           8,654        12,927
                                      --------         -------      --------
INVESTING ACTIVITIES:
  Purchases of property and
   equipment, net                       (8,306)         (3,384)         (572)
  Principal collections on
   loans receivable                     84,888          73,943        73,189
  Originations of loans receivable    (100,535)        (79,461)      (51,877)
  Cash distributions from
   unconsolidated affiliates               882           1,588         1,236
  Net investment activities of net
   liabilities of assets held for sale   1,509           9,375        (9,563)
  Net cash used on sale of First Federal   -               -         (17,666)
                                      --------        --------      --------
  Net cash (used in) provided
   by investing activities             (21,562)          2,061        (5,253)
                                      --------        --------      --------
FINANCING ACTIVITIES:
  Proceeds from financing
   arrangements                        294,012         226,870       219,744
  Repayments of financing
   arrangements                       (322,884)       (251,831)     (220,627)
  Net proceeds of stock offering        17,737             -             -
  Exercise of stock warrants               477             -             -
  Net decrease in restricted
   cash and escrow accounts                417           2,700         2,375
                                     ---------       ---------     ---------
   Net cash (used in) provided
    by financing activities            (10,241)        (22,261)        1,492
                                     ---------       ---------     ---------
Net increase (decrease) in cash
 and cash equivalents                    4,913         (11,546)        9,166
Cash and cash equivalents,
 beginning of year                       2,095          13,641         4,475
                                     ---------       ---------     ---------
Cash and cash equivalents,
 end of year                         $   7,008       $   2,095     $  13,641
                                     =========       =========     =========


See notes to consolidated financial statements.

                   FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
------   -----------------------------------------------------------
Organization
-----------
      Fairfield  Communities,   Inc.   ("Fairfield"  and   together  with   its
subsidiaries, the "Company") is the largest vacation ownership company in the United States in terms of property owners and vacation units constructed. The Company's 15 resorts are located in 11 states; five resorts are in destination areas with popular vacation attractions and 10 regional resorts are in scenic locations.

      The Company's primary business is selling vacation ownership interests ("VOIs"), commonly known as timeshares, primarily through its innovative
points-based  vacation  system,  Fairshare  Plus.    The Company  also  offers
financing for VOI purchasers through its wholly owned subsidiary, Fairfield Acceptance Corporation ("FAC"), which results in the creation of high-quality,
medium-term  contracts receivable  with attractive  yields.   FAC holds  these
contracts in its portfolio and, in the recent past, has begun to securitize its contracts receivable in an effort to lower the costs of borrowed funds and maintain borrowing availability under its credit facilities.

Principles of Consolidation
---------------------------

      The consolidated financial statements include the accounts of Fairfield and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain amounts in the consolidated financial statements of prior years have been reclassified to conform to the 1996 presentation.

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

Property and Equipment
----------------------

      Property and equipment are recorded  at cost and depreciated primarily by the straight-line method based  on the estimated useful  lives of the  assets, ranging generally from 10 to  25 years for  buildings and  from two to  seven

years for machinery, fixtures and equipment. Additions and improvements are capitalized while maintenance and repairs are expensed as incurred. Asset and accumulated depreciation accounts are relieved for dispositions with resulting gains or losses reflected in operations.

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

Allowance for Loan Losses
-------------------------
      Contracts
      ---------
      The  Company's   contracts   receivable   are   regionally   diversified.
Generally, VOIs and lots are sold under installment contracts requiring a 15% down payment and monthly installments, including interest, for periods of up to seven years. The Company provides for losses on contracts receivable by a charge against earnings at the time of sale at a rate based upon historical cancellation experience and management's estimate of future losses.

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
                          Percent of Contract      Delinquency
                              Price Paid             Period
                          -------------------      -----------
                          Less than 25%               90 days
                          25% but less than 50%      120 days
                          50% and over               150 days

     Mortgages
     ---------
     The Company's  mortgages receivable consist of  a small  number of  non-

homogeneous loans collateralized primarily by real estate geographically dispersed throughout the country. The allowance for mortgages receivable is maintained at a level believed adequate by management based on a periodic evaluation of each mortgage receivable. Management's evaluation of the adequacy of this allowance is based on past loss experience, known inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the mortgage receivable portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows.

Revenue and Profit Recognition
------------------------------
     Vacation Ownership Interests
     ---------------------------
     VOIs consist of either undivided fee simple interests or specified fixed week interval ownership in fully furnished vacation homes. VOI revenue is recognized when a 10% minimum down payment (including interest) has been received. Revenue relating to sales of VOIs in projects under construction is recognized using the percentage of completion method. Under this method, the portion of revenues applicable to costs incurred, as compared to total estimated construction and selling costs, is recognized in the period of sale. The remaining revenue is deferred and recognized as the remaining costs are incurred.

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

Earnings Per Share
------------------

     Earnings per share is computed based on the estimated weighted average number of common shares and common equivalent shares deemed to be outstanding. Such shares include those shares issued as authorized by the Company's plans of reorganization plus the additional shares estimated to be issued based on the resolution of the remaining allowed claims (see Note 9). This aggregate number of shares has been reduced by the shares held in treasury.

     In prior years, the calculation of fully diluted earnings per share included certain contingent shares associated with the FCI Notes (see Note
11). At December 31, 1996, management determined that it was more likely than not that the contingent shares would not be issued and, therefore, such shares were excluded from the fully diluted earnings per share calculation. After restatement, the dilutive effect of common stock equivalents on the fully diluted earnings per share calculations in both the current and prior years is not significant and, therefore, fully diluted earnings per share are not presented.

Income Taxes
------------

     The Company provides  for income taxes  in accordance  with Statement of

Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets or liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities and enacted tax rates that will be in effect for the year in which the differences are expected to reverse. Additionally, under SFAS No. 109, a valuation allowance must be established for deferred tax assets if, based on available evidence, it is "more likely than not" that all or a portion of the deferred tax assets will not be realized.

     In connection with the Company's 1992 reorganization under Chapter 11 of the Bankruptcy Code, the Company implemented, as of June 30, 1992, the provisions of the American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("Fresh Start Reporting"). Fresh Start Reporting requires the Company to report federal income tax expense on income before utilization of pre-confirmation net operating loss carryforwards and recognition of the benefit of pre-confirmation deductible temporary differences. Benefits realized from the utilization of pre-confirmation net operating loss carryforwards and recognition of pre-confirmation deductible temporary differences are recorded as reductions of the valuation allowance and as additions to paid-in capital.

Stock-Based Compensation
------------------------

     In accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," companies can elect to account for stock-based compensation plans using a fair value based method or continue measuring compensation expense using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." The Company has elected to continue to account for stock-based compensation using the intrinsic value method and, accordingly, the Company will recognize no compensation expense for stock warrant grants (see Note 12).

NOTE 2 - LOANS RECEIVABLE
------   ----------------

      Loans receivable consisted of the following (In thousands):

                                                 December 31,
                                             1996            1995
                                             ----            ----
Contracts                                  $154,906        $140,810
Mortgages                                    11,413          13,064
                                           --------        --------
                                            166,319         153,874
Less allowance for loan losses              (14,250)        (14,200)
                                           --------        --------
                                           $152,069        $139,674
                                           ========        ========

     The weighted average  stated interest  rates on  the Company's  contracts receivable were  13.6% and 13.2% at December  31, 1996 and 1995, respectively, with  interest rates  on these  receivables ranging  generally from  11.75% to
16.0%.   Contractual maturities  of these  receivables within the  next five

years are as follows: 1997 - $33.8 million; 1998 - $26.2 million; 1999 - $23.7 million, 2000 - $22.7 million and 2001 - $21.6 million. The Company's contracts receivable were 98.7% and 99.0% current on a 60-day basis as of December 31, 1996 and 1995, respectively. Amounts charged against the allowance for loan losses, net of recoveries, totaled $4.1 million and $3.6 million during 1996 and 1995, respectively.

NOTE 3 - VACATION OWNERSHIP REVENUES
------   ---------------------------

      Vacation ownership revenues are summarized as follows (In thousands):

                                            Year Ended December 31,
                                         -----------------------------
                                          1996       1995        1994
                                          ----       ----        ----
Vacation ownership revenues             $116,101    $86,188     $52,904
  Less:  Deferred revenue on
          current year sales, net         (4,157)    (2,648)     (1,920)
  Add:   Revenue recognized on
          prior year sales                 2,648      1,920       2,101
                                        --------    -------     -------
                                        $114,592    $85,460     $53,085
                                        ========    =======     =======

NOTE 4 - REAL ESTATE INVENTORIES
------   -----------------------

      Real estate inventories are summarized as follows (In thousands):

                                                December 31,
                                             1996         1995
                                             ----         ----
Land:
  Under development                        $16,196      $17,377
  Undeveloped                                5,515        7,288
                                           -------      -------
                                            21,711       24,665
                                           -------      -------
Residential housing:
  Vacation ownership                        16,765       13,247
  Homes                                      3,808        2,640
                                           -------      -------
                                            20,573       15,887
                                           -------      -------
                                           $42,284      $40,552
                                           =======      =======

NOTE 5 - PROPERTY AND EQUIPMENT
------   ----------------------

     Property and equipment is summarized as follows (In thousands):

                                                  December 31,
                                               1996         1995
                                               ----         ----
Land, buildings and improvements:
  Administration                             $14,087      $ 7,841
  Lodging and other                            4,201        4,345
Furniture, fixtures and equipment              6,231        5,220
                                             -------      -------
                                              24,519       17,406
Accumulated depreciation                      (9,992)      (9,095)
                                             -------      -------
                                             $14,527      $ 8,311
                                             =======      =======

     The Company has operating leases which consist primarily of (i) buildings and office space used at its sites for sales and administrative offices and
(ii) telephone and office equipment. Rental expense under operating leases totaled $2.6 million, $2.1 million and $1.9 million for 1996, 1995 and 1994, respectively. The future minimum lease commitments for non-cancelable operating leases with initial or remaining terms in excess of one year are as follows: 1997 - $1.7 million; 1998 - $1.3 million; 1999 - $1.2 million; 2000 -
$.7 million and 2001 - $.2 million.

NOTE 6 - FINANCING ARRANGEMENTS
------   ----------------------

     Financing arrangements are summarized as follows (In thousands):

                                               December 31,
                                           1996           1995
                                           ----           ----
Notes payable collateralized by
 contracts receivable:
   FCC Notes                             $29,944        $14,200
   FFC Notes                              24,370         47,026
Notes payable - other                      3,796         12,919
Revolving credit agreements                  -           12,837
                                         -------        -------
                                         $58,110        $86,982
                                         =======        =======

     Notes Payable Collateralized by Contracts Receivable
     ----------------------------------------------------

     In October 1996, Fairfield Capital Corporation ("FCC"), a wholly owned subsidiary of FAC, amended its Credit Agreement (the "FCC Agreement") which provides for total borrowings of up to $90.0 million (the "FCC Notes") for the purchase of contracts receivable from FAC pursuant to the Amended and Restated Receivables Purchase Agreement, among Fairfield as originator, FAC as seller and FCC as purchaser. At December 31, 1996, borrowings outstanding under the FCC Agreement totaled $29.9 million. The FCC
Agreement provides for two additional fundings of up to a total of $55.0 million prior to October 1997. Borrowings under the FCC Agreement mature principally within 84 months and bear interest at varying rates, based on commercial paper rates, subject to an interest rate cap of 9.2%. As of December 31, 1996, the weighted average interest rate on the FCC Notes was
6.0%, including fees totaling .375%. At December 31, 1996, contracts receivable totaling $41.1 million collateralized the FCC Notes.


    FCC  is a wholly owned  but separate corporate  entity of  FAC with its
own  separate  creditors.   In  the  event of  a  liquidation  of FCC,  such
creditors would be entitled to satisfy their claims from FCC prior to any distribution to FAC.

    At December 31, 1996, Fairfield Funding Corporation ("FFC"), a wholly owned subsidiary of FAC, had borrowings outstanding totaling $24.4 million under a private placement of 7.6% Notes (the "FFC Notes"). The FFC Notes are secured by and payable from a pool of contracts receivable purchased from FAC pursuant to the Receivables Purchase Agreement among Fairfield as originator, FAC as seller and FFC as purchaser. At December 31, 1996, contracts receivable totaling $38.0 million collateralized the FFC Notes.

    At December 31, 1996 and 1995, restricted cash accounts totaling $2.6 million and $3.0 million, respectively, were required to be maintained in accordance with the terms of the FCC Notes and FFC Notes. Maturities of notes payable collateralized by contracts receivable within the next five years are as follows: 1997 - $14.3 million; 1998 - $11.3 million; 1999 - $9.0 million; 2000 - $7.8 million and 2001 - $6.5 million.

     Revolving Credit Agreements
     ---------------------------

     At December 31, 1996, Fairfield had no borrowings outstanding under its Amended and Restated Revolving Credit Agreement (the "FCI Agreement"). The FCI Agreement provides for revolving loans of up to $25.0 million, including up to $7.0 million for letters of credit. Borrowings under the FCI Agreement bear interest at the lender s base rate plus .875% (9.125% at December 31, 1996) and are collateralized primarily by contracts receivable, which had a book value of $44.1 million at December 31, 1996. The FCI Agreement also provides for an annual facility fee of .625% of the total commitment. The revolving loans mature on January 1, 1999, if not extended in accordance with the terms of the FCI Agreement. At December 31, 1996, Fairfield had borrowing availability of $23.3 million, net of outstanding letters of credit totaling $1.7 million.

     At December 31, 1996, FAC had no borrowings outstanding under its Third Amended and Restated Revolving Credit Agreement (the "FAC Agreement"). The FAC Agreement provides for revolving loans of up to $35.0 million, including up to $1.0 million for letters of credit. Borrowings under the FAC Agreement bear interest at the lender's base rate plus .25% (8.5% at December 31, 1996) and are collateralized primarily by contracts receivable, which had a book value of $25.4 million at December 31, 1996. The FAC Agreement also provides for an annual facility fee of .5% of the total commitment. The revolving loans mature on January 1, 1999, if not extended in accordance with the terms of the FAC Agreement, with Fairfield being a guarantor pursuant to the FAC Agreement. At December 31, 1996, FAC had borrowing availability of $19.1 million.

NOTE 7 - DEFERRED REVENUE - ESTIMATED COSTS TO DEVELOP LAND SOLD
------   -------------------------------------------------------

     At December 31, 1996, estimated cost to complete development work in subdivisions from which lots had been sold totaled $15.7 million. The estimated costs to complete development work within the next five years are as follows: 1997 - $.8 million; 1998 - $.5 million; 1999 - $.6 million; 2000 - $.4 million and 2001 - $.5 million.


NOTE 8 - INCOME TAXES
------   ------------

     At December 31, 1996, the Company had net operating loss carryforwards totaling $72.6 million which reflect the amount available to offset taxable income in future periods. The Company s net operating loss carryforwards increase primarily from the use of the installment sale method of reporting income and are substantially offset by an increase in deferred tax liabilities. Under limitations imposed by Internal Revenue Code Section 382 ("Section 382"), certain potential changes in ownership of the Company, which may be outside the Company's knowledge or control, may restrict future utilization of these carryforwards. More specifically, changes in ownership occurring within a rolling three-year period, taking into consideration filings with the Securities and Exchange Commission on Schedules 13D and 13G by holders of 5% or more of Fairfield's Common Stock, whether involving the acquisition or disposition of Fairfield's Common Stock, may impose a material limitation on the Company's use of these carryforwards. If an ownership change triggers the Section 382 limitations, the annual limitation imposed on the use of pre-change carryforwards under present law is an amount equal to the value of the Company immediately before the ownership change multiplied by the federally prescribed long-term tax-exempt rate for the period in which the change occurs. Available carryovers, if not utilized, expire as follows: 2005 - $12.6 million; 2006 - $7.8 million; 2007
-  $13.9 million; 2008  - $5.4  million; 2009 -  $3.3 million;  2010 - $16.1 million and 2011 - $13.5 million.

     Components of the provision for income taxes are as follows (In thousands):

                                            Year Ended December 31,
                                        -----------------------------
                                         1996        1995        1994
                                         ----        ----        ----
Current:
  Federal                             $   254       $   290     $  -
  State                                   426           543        257
                                      -------       -------     ------
                                          680           833        257
                                      -------       -------     ------
Deferred:
  Federal                               7,878         3,880      2,422
  State                                 1,073           296        199
                                       ------        ------     ------
                                        8,951         4,176      2,621
                                       ------        ------     ------
                                       $9,631        $5,009     $2,878
                                       ======        ======     ======
Utilization of pre-confirmation
 income tax attributes                $19,108        $6,263     $7,518
                                      =======        ======     ======

    Components of the variance between taxes computed at the expected federal statutory income tax rate and the provision for income taxes are as follows (In thousands):

                                            Year Ended December 31,
                                        ------------------------------
                                         1996        1995         1994
                                         ----        ----         ----
Statutory tax provision                $8,573       $4,563      $ 5,150
State income taxes, net of
 federal benefit                          974          545          301
Gain on sale of First Federal             -            -         (2,277)
Other                                      84          (99)        (296)
                                       ------       ------       ------
Provision for income taxes             $9,631       $5,009      $ 2,878
                                       ======       ======      =======

     Significant components of the  Company's deferred tax  assets (deductible
temporary  differences)  and  deferred  tax  liabilities   (taxable  temporary
differences) consisted of the following (In thousands):

                                                 December 31,
                                              1996          1995
                                              ----          ----
Deferred tax assets:
  Net operating loss carryforwards          $29,146       $ 11,499
  Loan and cancellation loss reserves         5,603          5,456
  Tax over book basis in inventory
   and fixed assets                           3,369          3,267
  Deferred revenue                            2,655          2,428
  Credit carryforwards                        1,459          2,172
  Other                                       3,190          1,806
                                            -------       --------
                                             45,422         26,628
 Valuation allowance                            -          (20,415)
                                            -------       --------
                                             45,422          6,213
                                            -------       --------
Deferred tax liabilities:
  Installment sales                          27,531            -
  Other                                       1,315          1,207
                                            -------       --------
                                             28,846          1,207
                                            -------       --------
Net deferred tax assets                     $16,576       $  5,006
                                            =======       ========

     The Company has reported operating earnings since the effective date of the plans of reorganization and management believes that it is more likely than not that future taxable earnings will be sufficient to realize the tax benefits associated with the future deductible temporary differences and net operating loss carryforwards prior to their expiration; therefore, the Company eliminated the remaining valuation allowance in 1996.

NOTE 9 - STOCKHOLDERS' EQUITY
------   --------------------

     The  Company is  authorized to issue  25,000,000 shares  of Common Stock,
par  value  $.01 per  share.    In November  1996,  the  Company completed  an
underwritten public offering of 900,000 shares  of Common Stock at a price of
$21.63 per  share (the "Offering").   The  net proceeds from  the Offering  of
$17.7  million were used to repay certain indebtedness, totaling $9.1 million, issued  in connection with the Company s reorganization and to temporarily pay down  the  outstanding  indebtedness  under  the  Company's  revolving  credit agreements,  with the remaining balance of $3.8 million invested in short-term
investment grade securities (see also Note 11).   If the Offering and the use

of the proceeds therefrom had taken place on January 1, 1996, net earnings per share would have been $1.23 for the year ended December 31, 1996.

     As of December 31, 1996, the Company has issued 13,384,741 shares of Common Stock, of which 2,335,295 were held in treasury. In accordance with the plans of reorganization, the Company will issue additional shares as certain remaining unsecured claims are resolved. The ultimate amount of these claims and the timing of the resolution of the claims is largely within the control of the Bankruptcy Court. However, based upon available information, Fairfield presently estimates that an additional 680,420 shares of Common Stock will be issued to holders of unsecured resolved claims.

     In December 1996, the Company issued, from treasury, 60,000 shares of Common Stock to the Chief Executive Officer subject to restriction and risk of forfeiture (the "Restricted Stock"). The Restricted Stock was issued at no cost to the Chief Executive Officer, in substitution for certain other compensation arrangements, and vests as to one-half of the shares on each of the first and second anniversaries of the date of grant. At issuance of the Restricted Stock, unearned compensation equivalent to the market value at the date of grant was charged to stockholders equity and will be amortized over the restricted period.

     The Company is authorized to issue 5,000,000 shares of preferred stock par value $.01 per share. One million shares of preferred stock, which have been designated as the Series A Junior Participating Preferred Stock, have been reserved for possible issuance in connection with Fairfield's Rights Agreement as discussed below. The rights and preferences of the remaining shares of authorized but unissued Preferred Stock are to be established by Fairfield's Board of Directors at the time of issuance.

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

     Certain of the Company's financing arrangements contain restrictive covenants relating to the maintenance of certain financial ratios and other financial requirements. Under the most restrictive covenants, the Company is prohibited from paying dividends or making other distributions on its Common Stock.

NOTE 10 - FAIRFIELD ACCEPTANCE CORPORATION
-------   --------------------------------

      Condensed consolidated financial information for FAC is summarized as follows (In thousands):

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                 December 31,
                                           1996               1995
                                           ----               ----
ASSETS
 Cash                                    $    462           $    312
 Loans receivable, net                     96,760            101,359
 Restricted cash                            2,622              2,957
 Due from parent                              -                3,187
 Other assets                               2,279              1,511
                                         --------           --------
                                         $102,123           $109,326
                                         ========           ========
LIABILITIES AND EQUITY
 Financing arrangements                  $ 54,314           $ 70,073
 Accrued interest and other liabilities       586                688
 Due to parent                              2,554                -
 Equity                                    44,669             38,565
                                         --------           --------
                                         $102,123           $109,326
                                         ========           ========

                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

                                          Year Ended December 31,
                                      ------------------------------
                                       1996        1995        1994
                                       ----        ----        ----
Revenues                             $16,565     $15,009     $13,644
Expenses                               6,649       8,103       8,382
                                     -------     -------     -------
Earnings before provision
 for income taxes                      9,916       6,906       5,262
Provision for income taxes             3,812       2,656       2,015
                                     -------     -------     -------
Net earnings                         $ 6,104     $ 4,250     $ 3,247
                                     =======     =======     =======

     In accordance with the terms of the Third Amended and Restated Operating Agreement (the "Operating Agreement"), FAC is permitted to purchase eligible receivables from Fairfield for a price equal to $.94 per $1.00 of such receivables. Fairfield is required by the Operating Agreement to repurchase defaulted receivables from FAC at a price equal to $.94 per $1.00 or substitute an eligible receivable on the basis of $.85 per $1.00 of such receivables. During 1996 and 1995, FAC purchased receivables from Fairfield with outstanding principal balances of $42.6 million and $38.1 million, respectively.

NOTE 11 - NET LIABILITIES OF ASSETS HELD FOR SALE
-------   ---------------------------------------

    At December 31,  1996, assets  held for  sale consisted  of those  assets collateralizing  the  Senior Subordinated  Secured  Notes  (the "FCI  Notes").
These assets included  (i) certain  of the Company's  real estate  inventories located at its Pointe Alexis development  in Tarpon Springs, Florida, (ii) the
Company's  30% partnership interest in Sugar Island limited partnership in St.
Croix, U.  S. Virgin Islands and (iii)  the Company's 35% partnership interest in Harbour  Ridge limited  partnership in Stuart,  Florida (collectively,  the
"Collateral" ).   During  the fourth  quarter of  1996, the Company  recorded a valuation  adjustment  of  $1.0  million based  on  current  information  that indicated the carrying  value of  the Collateral  was in  excess of  the fair

value. This valuation adjustment is included in "Other expenses" in the 1996 Consolidated Statement of Earnings.

     In February 1997, the Company transferred cash of $7.9 million in cash and, on the maturity date, further transferred the Collateral with an estimated fair value of $7.2 million, in settlement of the FCI Notes. The Company has been advised that certain holders of the FCI Notes and/or the indenture trustee may contest the Company's method of satisfying this obligation, be either (a) disputing the Company's right to transfer the Collateral, seeking instead a cash payment of $7.2 million, plus interest, or (b) disputing the $7.9 million cash transfer, seeking instead the issuance of 588,235 shares of the Company's Common Stock, previously reserved for issuance if a deficiency resulted on the FCI Notes at maturity. Under the indenture for the FCI Notes, the noteholders are entitled to retain a premium of up to $2.0 million in the event that the collateral securing the FCI notes transferred at maturity (including any Common Stock of the Company) exceeds the amount of the FCI Notes.

     Net liabilities of assets held for sale consisted of the following (In thousands):

                                          December 31,
                                        1996        1995
                                        ----        ----
Collateral for FCI Notes              $  6,493   $  8,423
Other                                      -        4,096
                                      --------   --------
                                         6,493     12,519
FCI Notes                              (14,786)   (14,786)
                                      --------   --------
                                      $ (8,293)  $ (2,267)
                                      ========   ========

NOTE 12 - EMPLOYEE BENEFIT PLANS
-------   ----------------------
     Savings/Profit Sharing Plan
     ---------------------------

     The Savings/Profit Sharing Plan (the "Plan") covers substantially all employees with one year or more of credited service, and participants are fully vested after seven years of credited service. The Plan includes a profit sharing feature, with annual employer discretionary contributions, and a 401(k) feature, which allows employee elected salary deferrals, with the Company currently matching a portion of such deferrals. The amount charged to expense related to the Plan totaled $1.2 million, $0.6 million and $0.7 million for 1996, 1995 and 1994, respectively.

     Excess Benefit Plan
     -------------------

     The Excess Benefit Plan is a non-qualified, unfunded plan established to provide qualifying employees with benefits to compensate for certain limitations imposed by federal law on the amount of compensation which may be considered in determining employer contributions to participants' accounts under the Savings/Profit Sharing Plan. Participants' accounts under the Excess Benefit Plan are credited with amounts that, except for the limits of the Internal Revenue Code, would have been contributed to such participants' accounts under the Savings/Profit Sharing Plan. Participants' accounts under the Excess Benefit Plan vest in accordance with the vesting schedule for profit sharing accounts under the Savings/Profit Sharing Plan. Interest is credited to the participants' accounts annually. The expense associated with the Excess Benefit Plan totaled $0.1 million for each of 1996, 1995 and 1994.

     Retirement Plan
     ---------------

     The Key Employee Retirement Plan (the "Retirement Plan") is a non-qualified, unfunded plan established to provide certain senior executives of
the  Company   with  retirement   benefits.     Under  the  Retirement   Plan,
participants' accounts are credited on each  January 1 by a percentage of each
participants' preceding  year's  total cash compensation.   In  general,  the
benefit percentage can range from 0% to 20%, depending on  the Company's three-
year moving average  rate of  return on stockholders'  equity.   Participants'
accounts are fully vested after seven years of service or upon the occurrence of a change in control of the Company, death of the participant, termination of employment due to total disability or retirement on or after the age 55, in
each  case   while  employed  by  the  Company.     Interest  is  credited  to
participants' accounts monthly.   The expense  associated with the  Retirement
Plan totaled $0.3 million for each of 1996, 1995 and 1994.

     Warrant Plan
     ------------

     The Company's 1992 Warrant Plan, as amended, (the "1992 Plan") provides for the grant of non-qualified stock warrants to purchase up to 1,000,000 shares of Common Stock at prices not less than the fair market value of such shares at the date of grant. The stock warrants generally become exercisable over one to five years from the date of grant and must be exercisable within ten years from the grant date. The following table summarizes the activity under the 1992 Plan:

                                                       Weighted Average
                                  Shares                Price Per Share
                         ------------------------  -------------------------
                         1996      1995     1994     1996     1995      1994
                         ----      ----     ----     ----     ----      ----
Outstanding at beginning
 of period              868,000   818,000  800,000  $3.24     $3.06    $3.00
nted                    144,000    58,000   18,000   8.92      6.00     5.50
Exercised              (153,000)      -        -     3.11      N/A      N/A
Forfeited               (33,000)   (8,000)     -     3.75      3.94     N/A
                       --------   -------  -------
Outstanding at end
of period               826,000   868,000  818,000   4.26      3.24     3.06
                       ========   =======  =======
Exercisable at
 end of period          490,000   543,000  352,500
                       ========   =======  =======
Reserved for future
 warrants                21,000   132,000  182,000
                       ========   =======  =======

     The following table summarizes information concerning outstanding and exercisable stock warrants as of December 31, 1996:

               Options Outstanding                     Options Exercisable
----------------------------------------------------- -----------------------

                             Weighted
                              Average        Weighted               Weighted
                             Remaining       Average                 Average
  Range of        Number    Contractual      Exercise   Number      Exercise
Exercise Prices Outstanding    Life           Price    Exercisable    Price
--------------  -----------    ----           -----    -----------    -----
  $ 3 - $10       805,000    6.9 years       $ 3.77      490,000      $3.18
  $20 - $30        21,000    9.9 years        22.00          -           -
                  -------                                -------
                  826,000                                490,000
                  =======                                =======

    The Company has elected to account for the stock warrants as prescribed by the provisions of APB No. 25. Accordingly, because the exercise price of the Company s stock warrants equal the market price of the underlying stock at date of grant, no compensation expense is recognized. Pro forma information regarding net earnings and earnings per share as required by SFAS No. 123 is not presented as the effect of applying the fair value method to the Company s stock warrants results in net earnings and earnings per share that do not differ materially from the amounts reported.

NOTE 13 - SUPPLEMENTAL INFORMATION
-------   ------------------------

     Other revenues in 1996, 1995 and 1994 include home sales totaling $8.8 million, $6.7 million and $5.9 million, respectively. Also included in other revenues for 1996, 1995 and 1994 are cash distributions totaling $.1 million, $1.6 million and $1.2 million, respectively, related to the Company's 35% partnership interest in Harbour Ridge, Ltd., a limited partnership engaged in the development of a tract of land in St. Lucie, Florida.

     Other expenses for 1996, 1995 and 1994 include costs of home sales, including selling expenses, totaling $8.2 million, $6.0 million and $5.4 million, respectively. Interest paid for 1996, 1995 and 1994 totaled $11.7 million, $9.3 million and $20.5 million, respectively. Of the amount for 1994, $9.0 million related to First Federal.

     Included in other assets at December 31, 1996 and 1995 are (i) $2.9 million and $5.1 million, respectively related to the assets of the Company's life insurance subsidiary and (ii) unamortized capitalized financing costs of $2.3 million and $1.5 million, respectively. Included in other liabilities at December 31, 1996 and 1995 are (i) accruals totaling $8.9 million and $4.6 million, respectively, related to the Company's employee benefit plans and
(ii) $1.5 million and $2.9 million, respectively, related to the liabilities of the Company's life insurance subsidiary.

     In 1994, the Company sold 100% of the capital stock of First Federal Savings and Loan Association of Charlotte ("First Federal") for $41.0 million and recognized a net gain on the sale of $5.2 million. The gain from the sale of First Federal was not subject to federal income tax due to a permanent tax basis difference in First Federal's stock and underlying goodwill. Included in Restricted cash and escrow accounts" at December 31, 1996 and 1995 is $2.8 million and $2.9 million, respectively, representing certain assets retained and/or pledged to the buyer to securitize the Company s obligation to indemnify the buyer against general indemnities and two existing lawsuits/claims which have been asserted against First Federal. Approximately $1.5 million of this amount is scheduled to be released in March 1997 unless the buyer asserts a claim for indemnification.

NOTE 14 - CONTINGENCIES
-------   -------------

     In June 1992, the Pagosa Lakes Property Owners Association ("PLPOA") filed an adversary proceeding in the Bankruptcy Court for the Eastern District of Arkansas, Western Division (the "Bankruptcy Court") asserting equitable ownership or lien interests in certain recreational amenities, including golf courses. In March 1994, the Bankruptcy Court issued its decision upholding Fairfield s ownership of the Pagosa recreational amenities, subject to a restrictive covenant allowing Pagosa property owners and their guests to use the recreational amenities. The United States District Court, Eastern District of Arkansas, Western Division ("District Court") affirmed the Bankruptcy Court's order in its entirety, by order dated September 25, 1995. The PLPOA appealed the District Court s decision to the United States Court of Appeals for the Eighth Circuit, which on October 2, 1996, affirmed the District Court's decision in its entirety and, on November 6, 1996, denied the
PLPOA's petition for rehearing.   The period for the  PLPOA to seek review by
the United States Supreme Court has expired making the Court of Appeal's decision final.

    In July 1993 and September 1993, two lawsuits (the "Recreation Fee Litigation") were filed by 29 individuals and a company against Fairfield in the District Court of Archuleta County, Colorado. The Recreation Fee Litigation, which seeks certification as class actions, alleges that Fairfield and its predecessors in interest wrongfully imposed an annual recreation fee on owners of lots, condominiums, townhouses, VOIs and single family residences in Fairfield's Pagosa, Colorado development. The amount of the recreation fee, which was adopted in August 1983, is $180 per lot, condominium, townhouse and single family residence subject to the fee and $360 per unit for VOIs. The Recreation Fee Litigation in general seeks (a) a declaratory judgment that the recreation fee is invalid; (b) the refund, with interest, of the recreation fees which were allegedly improperly collected by Fairfield; (c) damages arising from Fairfield's allegedly improper attempts to collect the recreation fee (i) in an amount of not less than $1,000 per lot in one case and (ii) in an unstated amount in the other case; (d) punitive damages; and
(e) recovery of costs and expenses, including attorneys' fees. The court has not yet ruled on whether or not the Recreation Fee Litigation will be allowed to proceed as class actions. Because of the nature of the litigation and uncertainty concerning the time period covered by the suits' allegations, Fairfield is unable to determine with any certainty the dollar amount sought by plaintiffs, but believes it to be material.

    In November 1993, Fairfield filed an adversary proceeding in the Bankruptcy Court, alleging that the Recreation Fee Litigation violates the discharge granted to Fairfield in its Chapter 11 bankruptcy reorganization and the injunction issued by the Bankruptcy Court against prosecution of any claims discharged in the bankruptcy proceedings. By orders and opinions dated September 29, 1994, the Bankruptcy Court decided motions filed by the plaintiffs in the Recreation Fee Litigation, in response to Fairfield's adversary proceeding. The Bankruptcy Court retained jurisdiction over one of the lawsuits (the Storm lawsuit) and determined that any purchaser of a lot from Fairfield and its predecessors prior to August 14, 1992 would be limited to a pre-confirmation cause of action. The Bankruptcy Court determined that it did not have jurisdiction over the second lawsuit (the Daleske lawsuit), involving eight individuals and one company, due to prior proceedings in the case in Colorado federal district court, which ruled that the plaintiffs in this lawsuit had post-confirmation causes of action, although all nine plaintiffs are believed to have purchased their lots prior to August 14, 1992. Fairfield has appealed the Bankruptcy Court's decision in the Daleske lawsuit, and the plaintiffs in the Storm lawsuit have appealed the Bankruptcy Court's decision in that case, to the District Court. The Colorado State Court stayed further proceedings in the Recreation Fee Litigation pending the outcome of the appeals to the District Court. Two additional related lawsuits have also been filed in the Archuleta County District Court, raising similar issues and demands as the Storm and Daleske cases. The Fiedler case, filed in October 1994, was filed individually, while the second of these new cases, the Lobdell case, was filed in November 1994, as a proported class action. In February 1995, Fairfield filed an adversary proceeding in the Bankruptcy Court against the Fiedler and the Lobdell plaintiffs, seeking relief similar to that requested in the Storm and Daleske adversary proceeding. The Colorado
District Court has stayed proceedings in the Lobdell case. The Colorado District Court entered summary judgment against Fairfield in the Fiedler case, holding that the individual lot in question is not subject to the recreation fee, based upon facts unique to the Fiedler case. Fairfield has appealed the summary judgment decision in the Fiedler case. The Bankruptcy Court has determined, by decision dated September 18, 1995, that it does not have jurisdiction in the Fiedler case, but also determined that it does have jurisdiction in the Lobdell case, based upon similar reasoning to the Storm case. Both the Fiedler and the Lobdell cases have been appealed to the District Court and oral argument was held on April 22, 1996. No decision has been rendered by the District Court on these appeals.

    Fairfield intends to defend vigorously the Recreation Fee Litigation, and the two related cases, including any attempt to certify a class in any of these cases. Fairfield has previously implemented recreation fee charges at certain other of its resort sites which are not subject to the pending action. In December 1993, Charlotte T. Curry, who, with her husband, purchased a lot from Fairfield under an installment sale contract subsequently sold to First Federal, filed suit against First Federal, currently pending in Superior Court in Mecklenburg County, North Carolina, alleging breach of contract, breach of fiduciary duty and unfair trade practices. In April 1994, the complaint was amended, (a) adding Fairfield as a party, (b) adding an additional count against both Fairfield and First Federal alleging violation of the North Carolina's Racketeer Influenced and Corrupt Organizations ("RICO") Statute and (c) adding a count against Fairfield alleging fraud. The litigation, which seeks class action certification, contests the method by which Fairfield calculated refunds for lot purchasers whose installment sale contracts were cancelled due to failure to complete payment of the deferred sales price for the lot. Most installment lot sale contracts require Fairfield to refund to a defaulting purchaser the amount paid in principal, after deducting the greater of (a) 15% of the purchase price of the lot or (b) Fairfield's actual damages. The plaintiff disputes Fairfield's method of calculating damages, which has historically included certain sales, marketing and other expenses. In the case of Ms. Curry's lot, the amount of refund claimed as having been improperly retained is approximately $3,600. The Curry lawsuit seeks damages, punitive damages, treble damages under North Carolina law for unfair trade practices and RICO, prejudgment interest and attorney's fees and costs. By order dated July 6, 1994, the court dismissed Ms. Curry's claims for (a) breach of contract, due to the statute of limitations, (b) breach of fiduciary duty, due to the lack of a fiduciary duty and the statute of limitations, (c) fraud, due to the statute of limitations, and (d) RICO, due to failure to state a claim. The court, by order dated August 16, 1994, dismissed Ms. Curry's only remaining claim against Fairfield, for unfair trade practices, subject to possible appeal rights. By order filed September 15, 1995, the court denied the plaintiff's motion for class certification. The plaintiff appealed the denial of the motion for class certification to the North Carolina Court of Appeals, which dismissed the appeal by order dated
January  8, 1997.   Subsequently, the  plaintiff requested  that the Supreme
Court of North Carolina grant discretionary review of the decision denying class certification.

     Under  the  Stock Purchase  Agreement  for  the  sale  of First  Federal,
Fairfield agreed  to indemnify the  buyer against  any liability in  the Curry
litigation.   While Fairfield is no  longer a defendant in  the litigation, it intends to  coordinate the defense of  this lawsuit with the  counsel who have been representing  First Federal, to  defend the Curry  litigation vigorously.
Fairfield also has cancelled defaulted  lot installment sales contracts  owned by it and its subsidiaries (other than  First Federal), using the same method

of calculating refunds as is at issue in the Curry litigation.

     The Company is involved in various other lawsuits and litigation matters on an ongoing basis as a result of its day-to-day operations. However, the Company does not believe that any of these other or any threatened lawsuits and litigation matters will have a materially adverse effect on the Company's financial position or results of operations.

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS
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

      Cash  and cash equivalents:   The carrying amounts  reported in the
      consolidated balance sheets approximate their fair values at December 31, 1996 and 1995.

      Restricted cash and escrow accounts: The estimated fair values of restricted cash and escrow accounts approximate their carrying amounts at December 31, 1996 and 1995.

      Loans receivable: The carrying amounts of loans receivable are a reasonable estimate of their fair values at December 31, 1996 and 1995 based on valuation models using risk adjusted interest rates and historical prepayment experiences.

      Financing arrangements: The carrying amounts of the Company's borrowings with variable interest rates approximated their fair values at December 31, 1996 and 1995. The carrying amounts of the Company's borrowings with fixed interest rates totaled $25.7 million and $56.8 million at December 31, 1996 and 1995, respectively. The fair values of these borrowings totaled $25.2 million and $56.4 million at December 31, 1996 and 1995, respectively, and were estimated using discounted cash flow analyses based on the Company's current borrowing rates for similar types of borrowing arrangements.


NOTE 16 - UNAUDITED CONSOLIDATED QUARTERLY FINANCIAL DATA
-------   -----------------------------------------------

Dollars in thousands, except per share data

                                         Year Ended December 31, 1996
                                     ----------------------------------
                                      First   Second    Third     Fourth
                                     Quarter  Quarter  Quarter    Quarter
                                     -------  -------  -------    -------
Total revenues                       $29,767  $48,523  $49,201    $44,987
Total expenses                        26,624   40,413   40,599     40,348
                                     -------  -------  -------    -------
Earnings before provision
 for income taxes                      3,143    8,110    8,602      4,639
Provision for income taxes             1,250    3,171    3,389      1,821
                                     -------  -------  -------    --------
Net earnings                         $ 1,893  $ 4,939  $ 5,213    $ 2,818
                                     =======  =======  =======    =======
Net earnings per share                  $.17     $.44     $.46       $.24
                                        ====     ====     ====       ====

                                         Year Ended December 31, 1995
                                     ------------------------------------
                                      First    Second    Third     Fourth
                                     Quarter   Quarter  Quarter    Quarter
                                     -------   -------  -------    -------
Total revenues                       $24,254   $37,463  $42,618    $36,440
Total expenses                        24,009    33,218   37,369     33,141
                                     -------   -------  -------    -------
Earnings before provision
 for income taxes                        245     4,245    5,249      3,299
Provision for income taxes                93     1,613    1,995      1,308
                                     -------   -------  -------    -------
Net earnings                         $   152   $ 2,632  $ 3,254    $ 1,991
                                     =======   =======  =======    =======
Net earnings per share                  $.01      $.24     $.29       $.18
                                        ====      ====     ====       ====

Certain amounts in the consolidated  financial statements of  prior quarters for
1996 and 1995 have been reclassified to conform  to the  1996 fourth  quarter

presentation.