Form 10-K, Exhibit 13
period 1997-12-31
FAIRFIELD COMMUNITIES INC
filed 1998-03-17
CIK 276189

FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                             SELECTED FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                           Year Ended December 31,
                            ----------------------------------------------------
                               1997       1996       1995       1994       1993
                               ----       ----       ----       ----       ----
OPERATING DATA (1)(2)(3)(4)
Revenues:
  Vacation ownership, net   $256,141   $194,612   $125,751   $ 80,729   $ 56,701
  Resort management           28,237     26,987     22,264     17,808     15,079
  Interest                    37,179     28,651     23,815     22,874     24,960
  Other                       24,686     25,132     27,691     35,879     52,972
                            --------   --------   --------   --------   --------
                            $346,243   $275,382   $199,521   $157,290   $149,712
                            ========   ========   ========   ========   ========

Net earnings                 $21,177    $22,103    $13,874    $20,034    $12,846
                             =======    =======    =======    =======    =======

Earnings before merger costs
 and extraordinary loss      $34,009    $22,103    $13,874    $20,034    $12,846
                             =======    =======    =======    =======    =======

Net earnings per share:
    Basic                       $.48       $.54       $.37       $.54       $.40
                                ====       ====       ====       ====       ====
    Diluted                     $.46       $.51       $.35       $.51       $.39
                                ====       ====       ====       ====       ====

Earnings per share before merger
  costs and extraordinary loss:
    Basic                       $.77       $.54       $.37       $.54       $.40
                                ====       ====       ====       ====       ====
    Diluted                     $.73       $.51       $.35       $.51       $.39
                                ====       ====       ====       ====       ====

Weighted average shares
 outstanding:
    Basic                     44,200     40,558     37,691     37,432     32,107
                              ======     ======     ======     ======     ======
    Diluted                   46,282     43,265     39,888     39,497     33,034
                              ======     ======     ======     ======     ======

BALANCE SHEET DATA
 (AT PERIOD END): (1)(3)
  Loans receivable, net     $291,209   $225,098   $185,098   $162,114   $176,268
  Total assets               463,932    385,570    320,112    280,612    277,219
  Total financing
   arrangements              170,081    113,295    117,763    130,720    122,051
  Stockholders' equity       187,182    162,125    100,485     74,282     43,450



     (1) On December 19, 1997, Fairfield completed a merger with Vacation Break U.S.A. ("Vacation Break") which has been accounted for as a pooling of interests and, accordingly, all prior period consolidated financial information has been restated as if the merger took place at the beginning of the periods presented. In conjunction with the merger, Fairfield recorded merger costs of $16.9 million ($12.8 million after taxes), of which $3.6 million ($2.2 million after taxes) related to the extraordinary loss resulting from early extinguishment of substantially all of Vacation Break's debt.

     (2) On June 5, 1997 and December 19, 1997, Fairfield's Board of Directors declared a three-for-two and a two-for-one common stock split, respectively. References to per share amounts and weighted average shares outstanding have been restated to reflect the effect of the stock splits for all periods presented.

     (3) Prior to October 31, 1995, certain subsidiaries of Vacation Break were taxed as S Corporations under the Internal Revenue Code and were, therefore, not subject to federal and state income taxes at the corporate level. On October 31, 1995, these subsidiaries terminated their S Corporation elections and, accordingly, became subject to federal and state income taxes. The net earnings shown above, for the years prior to 1995, include pro forma amounts for federal and state income taxes as if all Vacation Break subsidiaries had been subject to federal and state taxation for each of the periods presented. The pro forma amounts of federal and state taxes reduced net earnings and stockholders' equity by $4.5 million for 1994 and $4.7 million for 1993.

     (4) Other revenues for the year ended December 31, 1994 includes a $5.2 million gain from the sale of First Federal, and for the year ended December 31, 1993 includes $18.8 million of revenue generated by savings and loan operations.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

         On December 19, 1997, Fairfield acquired all of the outstanding common stock of Vacation Break in exchange for approximately 5,316,000 shares (10,632,000 shares on a post split basis) of its common stock. The resorts acquired by the Company in conjunction with the merger are located in Pompano Beach, Florida (four resorts), Orlando, Florida and a 50%-owned resort located in the Bahamas. The merger has been accounted for as a pooling of interests and, accordingly, all prior period financial information has been restated as if the merger took place at the beginning of such periods.

        Additionally, on December 19, 1997, Fairfield acquired the remaining 45% minority interests in Vacation Break's joint ventures in the Palm Aire and Royal Vista resorts for approximately $13.5 million in cash. These acquisitions have been accounted for as purchases and the total results of operations of these resorts have been included in the consolidated financial statements from the date of acquisition.

         Vacation Ownership
         ------------------
         Gross sales of vacation ownership interests ("VOIs") totaled $250.8 million, $193.3 million and $135.7 million for 1997, 1996 and 1995, respectively. Increased sales volumes at the Vacation Break resorts coupled with positive sales trends at Fairfield's existing locations resulted in a 29.7% increase in VOI sales revenue between 1996 and 1997. Gross VOI sales at the Company's destination resorts, which include Branson, Missouri; Myrtle Beach, South Carolina; Nashville, Tennessee; Orlando, Florida; Pompano Beach, Florida and Williamsburg, Virginia continue to be the largest dollar contributor to total VOI sales. During 1997, gross VOI sales increased 26.5% at the Company's destination locations, 49.8% at the Company's regional resort locations and 33.8% at the Company's off-site sales offices. The Company's growth strategy includes the (i) acquisition and development of properties in new destination locations, (ii) further development at its existing destination resorts and
(iii) expansion of its sales and marketing programs, including the establishment of additional off-site sales offices. Future sales growth should be realized as the Company continues to direct its opportunities to destination locations which have a higher and more consistent stream of potential customers generated by existing attractions.

         Net VOI revenues increased to $256.1 million for the year ended December 31, 1997 from $194.6 million in 1996 and $125.8 million for 1995. The increase in net VOI revenues is attributable to the same factors as noted above and the recognition of previously net deferred revenue of $5.3 million during 1997, related to the percentage of completion method of accounting, as compared to the recognition of previously net deferred revenue of $1.3 million during 1996 and the net deferral of VOI revenue totaling $9.9 million during 1995. Under the percentage of completion method of accounting, the portion of revenues attributable to costs incurred as compared to total estimated construction costs and selling expense, is recognized in the period of sale. The remaining revenue is deferred and recognized as the remaining costs are incurred.

         In addition to VOI sales, the Company sells vacation package certificates on a non-refundable basis. The customer has up to eighteen months to exercise the certificate, at which time the certificate expires, if not extended for up to an additional twelve months generally upon payment of a nominal fee. The earnings impact related to the sale of vacation package certificates is deferred until either the vacation is taken or the expiration period, including extension, has expired and the Company is no longer contractually obligated to fulfill the vacation.

         Selling
         -------
         Selling expenses, including commissions, as a percentage of related revenues, were 48.1%, 51.7% and 51.3%, for 1997, 1996 and 1995, respectively. The decrease from 1996 to 1997 is primarily attributable to efficiencies experienced at the Company's destination resorts in Orlando, Florida and Nashville, Tennessee. The increase in selling expenses from 1995 to 1996, as a percentage of related revenues, was primarily attributable to inefficiencies experienced at these destination resorts which began sales efforts in December 1994. New projects typically experience lower operating margins in the "start-up" phase of operations as the Company develops its property owner base and establishes an efficient sales and marketing program at each new location. Management continues to work to improve sales efficiencies at its newer resorts and future efficiencies are expected as these projects mature and expand their bases of property owners.

         General and Administrative
         --------------------------
         Increases in general and administrative expenses during 1997 and 1996 resulted primarily from additional corporate overhead associated with the increased VOI sales volumes as previously discussed, and the increased expenses related to the Company's employee benefit plans (see Note 15 of "Notes to Consolidated Financial Statements"). Additionally, in 1997, Vacation Break incurred charges for legal fees and the establishment of reserves in conjunction with the settlement of various legal and regulatory matters. As a percentage of total revenues, general and administrative expenses were 9.4%, 9.2% and 10.8% for 1997, 1996 and 1995, respectively. Management anticipates certain cost savings and synergies to be realized in 1998 upon integrating the operations of Vacation Break into the Company.

         Interest
         --------
         Interest income totaled $37.2 million, $28.7 million and $23.8 million in 1997, 1996 and 1995, respectively. The increase in interest income is primarily attributable to higher average balances of outstanding contracts receivable, which totaled $302.5 million at December 31, 1997, as compared to $230.2 million and $187.5 million at December 31, 1996 and 1995, respectively. The weighted average stated interest rate of the Company's contracts receivable were 14.6%, 14.5% and 14.0% at December 31, 1997, 1996 and 1995, respectively.
The Company anticipates interest income to increase in tandem with the net increase in contracts receivable.

         Interest expense, net of amounts capitalized, totaled $10.4 million, $10.8 million and $10.5 million in 1997, 1996 and 1995, respectively. The fluctuations in interest expense are primarily attributable to an increase in weighted average interest rates in 1996 as compared to 1997 and 1995, which was partially offset in 1997 by an increase in the average outstanding balance of interest-bearing debt. The weighted average interest rate for the Company's financing arrangements, including certain fees and expenses, was 10.0%, 10.6% and 9.8% for the years ended December 31, 1997, 1996 and 1995, respectively. The average outstanding balance of interest-bearing debt was $133.7 million, $125.8 million and $124.4 million for the years ended December 31, 1997, 1996 and 1995, respectively.

         Other
         -----
         Other revenues in 1997, 1996 and 1995 include home sales totaling $11.1 million, $8.8 million and $6.7 million, respectively. Also included in other revenues for 1997, 1996 and 1995 are lot sales revenue totaling $8.1 million, $8.7 million and $7.8 million, respectively.

         Other expenses for 1997, 1996 and 1995 include costs of home sales, including selling expenses, totaling $9.8 million, $8.2 million and $6.0 million, respectively. Also included in other expenses for 1997, 1996 and 1995 are costs of lot sales totaling $2.2 million, $2.1 million and $2.0 million, respectively.

PROVISION FOR INCOME TAXES

     The Company provides for income taxes under the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The Company emerged from reorganization in 1992 and is required to report federal income tax expense on income before utilization of pre-confirmation net operating loss carryforwards and recognition of the benefit of pre-confirmation deductible temporary differences. Benefits realized from the utilization of pre-confirmation net operating loss carryforwards and recognition of pre-confirmation deductible temporary differences are recorded as reductions of the valuation allowance and as additions to paid-in capital. The Company recorded benefits from the utilization of pre-confirmation tax attributes totaling $19.1 million and $6.3 million for 1996 and 1995, respectively. The Company has reported operating earnings since 1992 and management believes that it is more likely than not that future taxable earnings will be sufficient to realize the tax benefits associated with the future deductible temporary differences and net operating loss carryforwards prior to their expiration; therefore, the Company eliminated the remaining valuation allowance in 1996.

     At December 31, 1997, the Company had net operating loss carryforwards totaling $96.0 million which reflect the amount available to offset taxable income in future periods. Under limitations imposed by Internal Revenue Code
Section 382 ("Section 382"), certain potential changes in ownership of the Company, which may be outside the Company's knowledge or control, may restrict future utilization of these carryforwards. More specifically, changes in ownership occurring within a rolling three-year period, taking into consideration filings with the Securities and Exchange Commission on Schedules 13D and 13G by holders of 5% or more of Fairfield's Common Stock, whether involving the acquisition or disposition of Fairfield's Common Stock, may impose a material limitation on the Company's use of these carryforwards. If an ownership change triggers the Section 382 limitations, the annual limitation imposed on the use of pre-change carryforwards under present law is an amount equal to the value of the Company immediately before the ownership change multiplied by the federally prescribed long-term tax-exempt rate for the period in which the change occurs. At December 31, 1997, available carryovers, if not utilized, expire as follows: 2005 - $12.6 million; 2006 - $8.0 million; 2007 - $14.5 million; 2008 - $6.3 million; 2009 - $3.5 million; 2010 - $22.0 million;
2011 - $24.2 million and 2012 - $4.9 million.

LIQUIDITY AND CAPITAL RESOURCES

         Cash and cash equivalents of the Company decreased $10.2 million from December 31, 1996 to December 31, 1997. Cash provided by operating activities totaled $44.0 million, $33.8 million and $28.8 million in 1997, 1996 and 1995, respectively. The deferred tax provision of $16.8 million in 1997 resulted in a deferred tax liability of $10.3 million at December 31, 1997, as compared to a deferred tax asset of $10.4 million at December 31, 1996. Real estate inventories increased in 1997 primarily from land acquisitions and new VOI construction at several of the Company's resorts, including the Royal Vista and Sea Gardens resorts.

         Cash used in investing activities totaled $105.3 million, $53.9 million and $25.2 million in 1997, 1996 and 1995, respectively. In 1997, the Company acquired the remaining inventory interests in two of Vacation Break's joint ventures for approximately $13.5 million in cash. Additionally, due to increased VOI sales volumes, originations of loans receivable exceeded principal collections by $76.6 million in 1997, as compared to $45.5 million and $29.9 million in 1996 and 1995, respectively.

         Cash provided by financing activities totaled $51.1 million and $22.8 million in 1997 and 1996, respectively, as compared to the usage of cash of $7.3 million in 1995. During 1997, the Company financed its operations (including the payment of certain merger expenses) and the increase in loans receivable through additional borrowings obtained under its financing arrangements. In 1997, borrowings from the Company's financing arrangements exceeded repayments by $56.8 million, as compared to repayments of financing arrangements exceeding proceeds therefrom during 1996 and 1995 of $3.6 million and $7.1 million, respectively.

         The Company generates cash for operations primarily from the sale and financing of VOIs which include (i) cash sales, (ii) customer down payments,
(iii) principal collections on its contracts receivable and (iv) borrowing availability generated by customer contracts receivable in amounts which typically range from 65% to 80% of the outstanding balance of the contracts receivable. The Company generates additional cash from the financing of VOI sales equal to the difference between the interest charged on the customer contracts receivable (which averaged 14.6% at December 31, 1997) and the interest paid on the related borrowings (which averaged 9.6% for the year ended December 31, 1997).

         Historically, funds from operating cash flows, borrowings and asset sales have been used to fund certain costs which support the Company's sales efforts (primarily development and marketing costs). Additionally, the Company has securitized its contracts receivable in an effort to lower the cost of borrowed funds and maintain borrowing availability under its credit facilities. The Company continues to evaluate the acquisition and/or development of certain resort properties. In addition, the Company is currently evaluating several VOI, marketing and property management acquisitions to integrate into or to expand the operations of the Company. The Company expects to finance its short- and long-term cash needs from (i) operating cash flows, (ii) borrowings under its credit facilities as described below and (iii) future financings, including additional securitizations of contracts receivable.

     On December 19, 1997, Fairfield amended its Amended and Restated Credit Agreement (the "FCI Agreement"), which provided for additional interim borrowing availability of up to $100.0 million ($125.0 million in total, including up to $7.0 million for letters of credit) for a period ending no later than March 18, 1998. Proceeds from the additional borrowing availability were used to retire substantially all of the secured obligations of Vacation Break totaling $81.4 million, including interest, and to pay certain expenses associated with the merger. The revolving loans mature on January 1, 1999, if not extended in accordance with the terms of the FCI Agreement. At December 31, 1997, Fairfield had borrowing availability of $26.4 million, net of outstanding letters of credit totaling $3.4 million.

         At December 31, 1997, FAC had no borrowings outstanding under its Third Amended and Restated Revolving Credit Agreement (the "FAC Agreement"). The FAC Agreement provides for revolving loans of up to $15.0 million, including up to $1.0 million for letters of credit. The revolving loans mature on January 1, 1999, if not extended in accordance with the terms of the FAC Agreement, with Fairfield being a guarantor pursuant to the FAC Agreement. At December 31, 1997, FAC had borrowing availability of $15.0 million.

         On January 15, 1998, Fairfield Receivables Corporation ("FRC"), a wholly owned subsidiary of FAC, entered into a Credit Agreement (the "FRC Agreement") which provided for borrowings of up to $150.0 million for the purchase of contracts receivable from FAC pursuant to the Receivable Purchase Agreement, among Fairfield as originator, FAC as the seller and FRC as purchaser.

         In 1996, Fairfield Capital Corporation ("FCC"), a wholly owned subsidiary of FAC, amended its Credit Agreement (the "FCC Agreement") which provides for total borrowings of up to $90.0 million (the "FCC Notes") for the purchase of contracts receivable from FAC pursuant to the Amended and Restated Receivables Purchase Agreement, among Fairfield as originator, FAC as seller and FCC as purchaser. At December 31, 1997, borrowings outstanding under the FCC Agreement totaled $60.1 million.

         At December 31, 1997, Fairfield Funding Corporation ("FFC"), a wholly owned subsidiary of FAC, had borrowings outstanding totaling $12.3 million under a private placement of 7.6% Notes (the "FFC Notes"). The FFC Notes are secured by and payable from a pool of contracts receivable purchased from FAC pursuant to the Receivables Purchase Agreement among Fairfield as originator, FAC as seller and FFC as purchaser. At December 31, 1997, contracts receivable totaling $22.5 million collateralized the FFC Notes.

         In 1996, the Company completed an underwritten public offering of 900,000 shares (2,700,000 shares on a post split basis) of Common Stock at a price of $21.63 per share ($7.21 per share on a post split basis) (the "Offering"). The net proceeds from the Offering of $17.7 million were used to repay certain indebtedness, totaling $9.1 million, including accrued interest of $2.7 million, issued in connection with the Company's reorganization and to temporarily pay down the outstanding indebtedness under the Company's revolving credit agreements, with the remaining balance of $3.8 million invested in short-term investment grade securities (included in "Cash and cash equivalents" in the Consolidated Balance Sheet at December 31, 1996). In February 1997, the Company was able to draw $7.9 million against its revolving credit agreements to repay, in part, the outstanding indebtedness under the Senior Subordinated Secured Notes.

FINANCIAL CONDITION

         Total consolidated assets of the Company increased $78.4 million from December 31, 1996 to December 31, 1997. This increase is primarily attributable to an increase in net loans receivable of $66.1 million resulting from originations of loans receivable exceeding principal collections, and a $26.1 million increase in real estate inventories. The increase in real estate inventories is due primarily to a $15.3 million increase in new VOI construction at the Company's Royal Vista and Sea Gardens resorts in Pompano Beach, Florida and the acquisitions of additional land located on Edisto Island, South Carolina and near Orlando, Florida. Total consolidated liabilities of the Company increased $53.3 million in 1997 due to a net increase in the Company's financing arrangements of $56.8 million, resulting from the continued development of the Company's resorts and the net increase in outstanding contracts receivable.

         Total stockholders' equity increased by $25.1 million from December 31, 1996 to December 31, 1997. In addition to current year net earnings of $21.2 million, the increase in stockholders' equity is primarily attributable to the issuance of common stock under the Company's employee stock benefit plans.

SEASONALITY

         The Company has historically experienced and expects to continue to experience seasonal fluctuations in its gross revenues and net earnings from the sale of VOIs, which have been generally higher in the second and third quarters. This seasonality may cause significant fluctuations in the quarterly operating results of the Company. In addition, material fluctuations in operating results may occur due to the timing of construction of future VOI inventory and the Company's use of the percentage of completion method of accounting for recognizing revenues and related expenses on incomplete buildings.

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

MARKET CONCENTRATIONS

        As a result of the merger with Vacation Break, the Company will operate 25 resorts, and anticipates approximately one-half of VOI revenues will be concentrated in the Florida market. The Company believes that certain fundamental aspects of Florida, as a location for resort properties (including climate, quality of life, and opportunities for sports and leisure activities) have contributed and will continue to contribute to the Company's ability to sell VOIs. The Florida market is one of the largest markets for VOI sales in the United States. However, Florida is also one of the most competitive markets for VOI sales. In addition, historically, natural disasters and media coverage of crimes committed in Florida have had significant adverse effects on tourism in Florida. Accordingly, there can be no assurance that the Florida market will continue to be favorable for VOI sales or that the Company will not be adversely affected by the concentration in the Florida market.

IMPACT OF YEAR 2000

         The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, these computer programs may have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

         The Company has completed an initial assessment which indicates that it will have to modify portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. As of December 31, 1997, the reservation and customer service software systems are year 2000 compliant, with all other software systems scheduled to achieve Year 2000 compliance by December 31, 1998. The Company believes it has allocated sufficient programming resources to this project and does not anticipate the need to engage outside consultants. Therefore, the costs associated with Year 2000 compliance will not be material. Additionally, hardware support software is projected to be Year 2000 compliant by December 31, 1998.

         The Company believes that with modifications to existing software and conversions to new software, the Year 2000 issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or not completed timely, the Year 2000 issue could have a material impact on the operations of the Company.

         The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

         The Company has initiated formal communications with all of its significant vendors to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 issues. There is no guarantee that the systems of other companies on which the Company's systems rely will be timely converted and would not have an adverse effect on the Company's systems.

FORWARD-LOOKING INFORMATION

         This Management's Discussion and Analysis of Financial Condition and Results of Operations, other filings by the Company with the Securities and Exchange Commission and other oral and written statements by the Company and its management may contain certain forward-looking statements, including (without limitation) statements with respect to anticipated future operating and financial performance, growth and acquisition opportunities and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and "should," and variations of these words and similar expressions, are intended to identify these forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections and beliefs of management made at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information, or otherwise.

         Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management as a result of a number of risks, uncertainties and assumptions, including those relating to the operations and results of operations following the merger with Vacation Break. Representative examples of these factors include (without limitation) general industry and economic conditions; interest rate trends; regulatory changes; cost of capital and capital requirements; availability of real estate properties; competition from national hospitality companies and other competitive factors and pricing pressures; shifts in customer demands; changes in operating expenses, including employee wages, commission structures, benefits and training; economic cycles; the continued availability of financing in the amounts and at the terms necessary to support the Company's future business; assumed cost savings and other synergistic benefits of the merger with Vacation Break and the success achieved or problems encountered in integrating the operations of Vacation Break into the Company.

                   REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS




Stockholders and Board of Directors
Fairfield Communities, Inc.


         We have audited the accompanying consolidated balance sheets of Fairfield Communities, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1996 and 1995 consolidated financial statements of Vacation Break U.S.A., Inc., a wholly-owned subsidiary, which statements reflect total assets constituting 36% in 1996, and total revenues constituting 37% in 1996, and 30% in 1995 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Vacation Break U.S.A., Inc., is based solely on the report of the other auditors.

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

         In our opinion, based on our audits and, for 1996 and 1995, the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fairfield Communities, Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.




                                          ERNST & YOUNG LLP


Little Rock, Arkansas
February 2, 1998

                  FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                    (DOLLARS IN THOUSANDS, EXCEPT PAR VALUE)



                                                     December 31,
                                           ---------------------------------
                                              1997                   1996
                                              ----                   ----
ASSETS
  Cash and cash equivalents                 $  3,074               $ 13,316
  Loans receivable, net                      291,209                225,098
  Real estate inventories                     93,139                 67,594
  Restricted cash and escrow accounts         25,607                 17,604
  Property and equipment, net                 24,370                 24,802
  Deferred tax assets, net                       -                   10,368
  Other assets                                26,533                 26,788
                                            --------               --------
                                            $463,932               $385,570
                                            ========               ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Financing arrangements                    $170,081               $113,295
  Deferred  revenue                           29,769                 43,327
  Accounts payable                            20,398                 16,035
  Net liabilities of assets held for sale        -                    8,293
  Other liabilities                           56,502                 42,495
                                            --------               --------
                                             276,750                223,445
                                            --------               --------

Stockholders' Equity:
  Common stock, $.01 par value,
   authorized 100,000,000 shares
   in 1997 and 25,000,000 in 1996;
   outstanding 49,491,666 shares in
   1997 and 44,150,714 shares in 1996            495                    189
  Paid-in capital                            107,920                105,324
  Retained earnings                           79,083                 57,906
  Unamortized value of restricted stock         (316)                (1,294)
  Treasury stock, at cost, 4,573,266 shares
   in 1997 and 4,670,590 shares in 1996          -                      -
                                            --------               --------
                                             187,182                162,125
                                            --------               --------
                                            $463,932               $385,570
                                            ========               ========



See notes to consolidated financial statements.

                  FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                              Year Ended December 31,
                                   ---------------------------------------------
                                     1997             1996               1995
                                     ----             ----               ----
REVENUES
  Vacation ownership, net          $256,141         $194,612           $125,751
  Resort management                  28,237           26,987             22,264
  Interest                           37,179           28,651             23,815
  Other                              24,686           25,132             27,691
                                   --------         --------           --------
                                    346,243          275,382            199,521
                                   --------         --------           --------

EXPENSES
  Vacation ownership                 67,846           51,385             33,338
  Provision for loan losses          12,121            7,827              8,030
  Selling                           123,122          100,679             64,528
  Resort management                  25,945           25,418             21,375
  General and administrative         32,383           25,466             21,610
  Interest, net                      10,353           10,754             10,521
  Other                              18,066           18,410             17,911
  Costs associated with merger       13,308              -                  -
                                   --------         --------           --------
                                    303,144          239,939            177,313
                                   --------         --------           --------
Earnings before provision for
 income taxes and extraordinary
 loss                                43,099           35,443             22,208
Provision for income taxes           19,727           13,340              8,334
                                   --------         --------           --------
Earnings before extraordinary loss   23,372           22,103             13,874
Extraordinary loss from early
  extinguishment of debt, net of
  income tax benefit of $1,379        2,195              -                  -
                                   --------         --------           --------
Net earnings                       $ 21,177         $ 22,103           $ 13,874
                                   ========         ========           ========
BASIC EARNINGS PER SHARE:
  Earnings before extraordinary loss  $ .53             $.54               $.37
  Extraordinary loss                   (.05)             -                  -
                                      -----             ----               ----
  Net earnings                        $ .48             $.54               $.37
                                      =====             ====               ====
DILUTED EARNINGS PER SHARE:
  Earnings before extraordinary loss  $ .51             $.51               $.35
  Extraordinary loss                   (.05)             -                  -
                                      -----             ----               ----
  Net earnings                        $ .46             $.51               $.35
                                      =====             ====               ====
WEIGHTED AVERAGE SHARES OUTSTANDING:
   Basic                             44,200           40,558             37,691
                                     ======           ======             ======
   Diluted                           46,282           43,265             39,888
                                     ======           ======             ======



See notes to consolidated financial statements.

                  FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                             Unamortized
                              Common Stock                     value of
                             --------------  Paid-in Retained Restricted
                             Shares  Amount  Capital Earnings   Stock    Total
                             ------  ------  ------- --------   -----    -----
Balance, December 31, 1994 -
 Previously Reported         12,640  $127   $ 46,120  $20,688  $   -   $ 66,935
 Pooling of interests with
 Vacation Break U.S.A., Inc.      3    -       5,191    6,673      -     11,864
                             ------  ----   --------  -------  ------- --------

Balance, December 31, 1994 -
 Restated                    12,643   127     51,311   27,361      -     78,799
 Net earnings                   -      -         -     13,874      -     13,874
 Utilization of pre-
  confirmation
  income tax attributes         -      -       6,263      -        -      6,263
 Initial public offering,
  stock split and
  stockholder distribution
  of Vacation Break
  U.S.A., Inc.               5,039     50      6,931   (5,432)     -      1,549
 Other                         (33)    -         -        -        -        -
                            ------   ----   --------  -------  ------- --------
Balance, December 31, 1995  17,649    177     64,505   35,803      -    100,485
 Net earnings                  -       -         -     22,103      -     22,103
 Utilization of pre-
  confirmation income
  tax attributes               -       -      19,108      -        -     19,108
 Net proceeds of stock
  offering                   1,078     11     19,054      -        -     19,065
 Issuance of restricted
  stock                        -       -       1,380      -     (1,380)     -
 Amortization of unearned
  compensation - restricted
  stock                        -       -         -        -         86       86
 Activity related to
  employee stock
  benefit plans                159      1      1,277      -        -      1,278
                            ------   ----   --------  -------  ------- --------
Balance, December 31, 1996  18,886    189    105,324   57,906   (1,294) 162,125
  Net earnings                 -       -         -     21,177      -     21,177
  Amortization of unearned
   compensation -
   restricted stock            -       -         -        -        978      978
  Effect of stock splits    30,354    304       (318)     -        -        (14)
  Activity related to
    employee stock
    benefit plans              106      1      2,915      -        -      2,916
  Other                        146      1         (1)     -        -        -
                            ------   ----   --------  -------  ------- --------
Balance, December 31, 1997  49,492   $495   $107,920  $79,083  $  (316)$187,182
                            ======   ====   ========  =======  ======= ========



See notes to consolidated financial statements.

                  FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                  Year Ended December 31,
                                            ----------------------------------
                                              1997         1996        1995
                                              ----         ----        ----
OPERATING ACTIVITIES:
  Net earnings                              $ 21,177     $ 22,103     $ 13,874
  Adjustments to reconcile net
   earnings to net cash provided
   by operating activities:
     Depreciation                              5,157        3,984        3,158
     Amortization                              2,187        1,233          784
     Provision for loan losses                12,121        7,827        8,030
     Utilization of pre-confirmation
      income tax attributes                      -         19,108        6,263
     Deferred taxes, net                      16,784       (7,860)       1,037
     Tax benefit from exercise of
      stock warrants                             612          801          -
     Charges associated with merger            5,869          -            -
  Changes in operating assets and
   liabilities, net of acquisitions:
     Real estate inventories                 (16,647)      (7,240)     (16,312)
     Deferred revenue                        (13,558)      (6,231)      16,318
     Other                                    10,283          116       (4,369)
                                            --------     --------     --------
NET CASH PROVIDED BY OPERATING ACTIVITIES     43,985       33,841       28,783
                                            --------     --------     --------
INVESTING ACTIVITIES:
  Purchases of property
   and equipment, net                         (7,019)     (11,187)      (6,925)
  Cash paid for acquisitions                 (13,500)         -            -
  Principal collections on
   loans receivable                          150,344      104,302       81,932
  Originations of loans receivable          (226,897)    (149,841)    (111,871)
  Net investment activities of
   net liabilities held for sale              (8,293)       1,509        9,375
  Other                                           51        1,306        2,309
                                           ---------    ---------    ---------
NET CASH USED IN INVESTING ACTIVITIES       (105,314)     (53,911)     (25,180)
                                           ---------    ---------    ---------
FINANCING ACTIVITIES:
  Proceeds from financing arrangements       356,199      357,026      247,326
  Repayments of financing arrangements      (299,413)    (360,662)    (254,390)
  Net proceeds of stock offerings                -         19,065        6,982
  Activity related to employee
   stock benefit plans                         2,304          477          -
  Net (increase) decrease in restricted
   cash and escrow accounts                   (8,003)       5,386       (5,141)
   Other                                         -          1,500       (2,044)
                                            --------    ---------    ---------
Net cash provided by (used in)
 financing activities                         51,087       22,792       (7,267)
                                            --------    ---------    ---------
Net (decrease) increase in cash
 and cash equivalents                        (10,242)       2,722       (3,664)
Cash and cash equivalents,
 beginning of year                            13,316       10,594       14,258
                                            --------    ---------    ---------
Cash and cash equivalents, end of year      $  3,074    $  13,316    $  10,594
                                            ========    =========    =========

See notes to consolidated financial statements.

                  FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              DECEMBER 31, 1997


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
------   -----------------------------------------------------------

ORGANIZATION
------------

        Fairfield Communities, Inc. ("Fairfield" and together with its subsidiaries, the "Company") is one of the largest vacation ownership companies in the United States in terms of property owners and vacation units constructed. The Company's operations, following the December 19, 1997 merger with Vacation Break U.S.A., Inc. ("Vacation Break"), consist of 25 resorts located in 11 states and the Bahamas. Of the Company's 25 resorts, 15 are located in destination areas with popular vacation attractions and 10 are located in scenic regional locations.

        The Company's primary business is selling vacation ownership interests ("VOIs"), commonly known as timeshares, primarily through its innovative points-based vacation system, Fairshare Plus. The VOIs offered by the Company consist of either undivided fee simple interest or specified fixed week interval ownership in fully-furnished vacation homes. The Company also offers financing for VOI purchasers, which results in the creation of high-quality, medium-term contracts receivable. The Company holds these receivables and will occasionally securitize them if the securitization would lower the cost of borrowed funds or maintain borrowing availability under its credit facilities.

Principles of Consolidation
---------------------------

        The consolidated financial statements include the accounts of Fairfield and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in the consolidated financial statements of prior years have been reclassified to conform to the current year presentation.

Use of Estimates
----------------

        The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts and disclosures reported in the consolidated financial statements and accompanying notes. Consequently, actual results could differ from estimates.

Cash and Cash Equivalents
-------------------------

        The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Property and Equipment
----------------------

        Property and equipment are recorded at cost and depreciated primarily by the straight-line method based on the estimated useful lives of the assets, ranging generally from 10 to 25 years for buildings and from three to seven years for machinery, fixtures and equipment. Additions and improvements are capitalized while maintenance and repairs are expensed as incurred. Asset and accumulated depreciation accounts are relieved for dispositions with resulting gains or losses reflected in operations.

Real Estate Inventories
-----------------------

        Real estate inventories are valued at the lower of cost or estimated net realizable value. Costs include land; land improvements; construction, including capitalized interest; furnishing of the units and a portion of the costs of amenities constructed for the use and benefit of the property owners.

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

Loans Receivable
----------------

        Contracts
        ---------

        The Company's contracts receivable are regionally diversified. Generally, VOIs are sold under installment contracts requiring a 10% - 15% down payment and monthly installments, including interest, for periods of up to seven years. The Company provides for losses on contracts receivable by a charge against earnings at the time of sale at a rate based upon the Company's historical cancellation experience and management's estimate of future losses. The allowance for contracts receivable is maintained at a level believed adequate by management based on periodic valuation of the contracts receivable portfolio.

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

         Percent of Contract Price Paid      Delinquency Period
         ------------------------------      ------------------
                Less than 25%                     90 days
            25% but less than 50%                120 days
                50% and over                     150 days

        Mortgages
        ---------

        The Company's mortgages receivable consist of a small number of non-homogeneous loans collateralized primarily by real estate geographically dispersed throughout the country. The allowance for mortgages receivable is maintained at a level believed adequate by management based on periodic evaluation of each mortgage receivable. Management's evaluation of the adequacy of this allowance is based on past loss experience, known inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the mortgage receivable portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows.

Revenue and Profit Recognition
------------------------------

     VOIs sold by the Company consist of either undivided fee simple interests or specified fixed week interval ownership in fully-furnished vacation homes. VOI revenue is recognized when a binding sales contract has been executed and a 10% minimum down payment (including interest) has been received. Revenue relating to sales of VOIs in projects under construction is recognized using the percentage of completion method. Under this method, the portion of revenues applicable to costs incurred, as compared to total estimated acquisition, construction and selling costs, is recognized in the period of sale. The remaining revenue is deferred and recognized as the remaining costs are incurred. Sales commissions and direct marketing costs relating to the VOIs accounted for under the percentage of completion method are deferred until the associated revenues are recorded.

        Until a contract for sale qualifies for revenue recognition, all payments received are accounted for as deposits. Commissions and other selling costs, directly attributable to the sale, are deferred until the sale is recorded. If a contract is cancelled before qualifying as a sale, nonrecoverable selling expenses are charged to expense and deposits forfeited are credited to income.

        The Company sells vacation package certificates on a non-refundable basis. The customer has up to eighteen months to exercise the certificate, at which time the certificate expires, if not extended for up to an additional twelve months generally upon payment of a nominal fee. The earnings impact related to the sale of vacation package certificates is deferred until either the vacation is taken or the expiration period, including extension, has expired and the Company is no longer contractually obligated to fulfill the vacation.

Earnings Per Share
------------------

        In 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share". SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. In accordance with SFAS No. 128, basic earnings per share excludes the dilutive effects of options, warrants and convertible securities. Diluted earnings per share considers the dilutive effect of the Company's outstanding options and warrants. Earnings per share amounts for all periods have been restated to conform to the requirements of SFAS No. 128.

Income Taxes
------------

        The Company provides for income taxes under the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes". The Company is required to report federal income tax expense on income before utilization of pre-confirmation net operating loss carryforwards and recognition of the benefit of pre-confirmation deductible temporary differences. Benefits realized from the utilization of pre-confirmation net operating loss carryforwards and recognition of pre-confirmation deductible temporary differences are recorded as reductions of the valuation allowance and as additions to paid-in capital.

        In connection with the Company's 1992 reorganization under Chapter 11 of the Bankruptcy Code, the Company implemented the provisions of the American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("Fresh Start Reporting"). Fresh Start Reporting requires the Company to report federal income tax expense on income before utilization of pre-confirmation net operating loss carryforwards and recognition of the benefit of pre-confirmation deductible temporary differences. Benefits realized from the utilization of pre-confirmation net operating loss carryforwards and recognition of pre-confirmation deductible temporary differences are recorded as reductions of the valuation allowance and as additions to paid-in capital.

Disclosure About Segments of an Enterprise
------------------------------------------

        In 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131, which the Company will be required to adopt in 1998, establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas of operations and major customers. Management is currently studying and analyzing SFAS No. 131 as well as the Company's operations to determine the applicability of SFAS No. 131.

NOTE 2 - MERGERS AND ACQUISITIONS
------   ------------------------

     On December 19, 1997,  Fairfield  acquired  all of the  outstanding  common stock of Vacation Break in exchange for approximately 5,316,000 shares (10,632,000 shares on a post split basis) of its common stock. Of these shares, approximately 5.2% are held in escrow to cover liability and litigation costs, if any, which may arise from the litigation described in Note 17. Each share of Vacation Break common stock was exchanged for .6075 of one share of Fairfield Common Stock on a pre split basis. In addition, all outstanding options and warrants to purchase Vacation Break common stock were converted at the same exchange factor into options to purchase Fairfield Common Stock.

        The merger has been accounted for as a pooling of interests and, accordingly, all prior period financial information has been restated as if the merger took place at the beginning of such periods. Certain reclassifications were made to the Vacation Break financial statements to conform to Fairfield's presentation.

        Net revenues and net income of the merged entities prior to the merger are presented in the following table (In thousands):

                               Nine Months Ended            Year Ended
                                 September 30,              December 31,
                                                     --------------------------
                                    1997               1996             1995
                                    ----               ----             ----
                                 (Unaudited)
     Net revenues
      Fairfield                   $169,838           $172,478          $140,775
      Vacation Break                93,383            102,904            58,746
                                  --------           --------          --------
        Combined                  $263,221           $275,382          $199,521
                                  ========           ========          ========

     Net income
      Fairfield                   $ 19,876           $ 14,863          $  8,029
      Vacation Break                 7,619              7,240             5,845
                                  --------           --------          --------
        Combined                  $ 27,495           $ 22,103          $ 13,874
                                  ========           ========          ========

        Additionally, Fairfield acquired the remaining 45% minority interests in Vacation Break's joint ventures in the Palm Aire and Royal Vista resorts for approximately $13.5 million in cash. These acquisitions have been accounted for as purchases and the total results of operations of these resorts have been included in the consolidated financial statements from the date of acquisition.

        Transaction costs and certain other charges associated with the merger of $13.3 million ($10.6 million after taxes) were incurred and have been charged to operating expenses in the fourth quarter of 1997. These costs included expenses for investment banker and professional fees, and severance related costs. In addition, $3.4 million of the merger costs related to the writedown of unutilized assets and charges to standardize the accounting practices of the companies. In conjunction with the merger, the Company retired substantially all of the secured obligations of Vacation Break totaling $81.4 million, including interest, and refinanced such debt with another lender. As a result of the debt extinguishment, the Company accelerated amortization of the unamortized debt issue costs and incurred prepayment and termination penalties totaling approximately $3.6 million ($2.2 million after tax), which has been presented as an extraordinary loss in the consolidated statement of earnings.

        On December 3, 1997, Fairfield exchanged 145,719 shares (291,438 shares on a post split basis) of common stock for all of the outstanding common stock of Apex Marketing, Inc. ("Apex"). The transaction has been accounted for as a pooling of interests. The Apex operations are not material to Fairfield's consolidated financial statements for any period; therefore, financial statements for periods prior to the merger have not been restated, and the consolidated financial statements include operations of Apex from the date of combination.

NOTE 3 - LOANS RECEIVABLE
------   ----------------
        Loans receivable consisted of the following (In thousands):

                                                        December 31,
                                                  1997               1996
                                                  ----               ----
          Contracts                             $302,519           $230,213
          Mortgages                                9,538             11,413
                                                --------           --------
                                                 312,057            241,626
          Less allowance for loan losses         (20,848)           (16,528)
                                                --------           --------
                                                $291,209           $225,098
                                                ========           ========

        The weighted average stated interest rates on the Company's contracts receivable were 14.6% and 14.5% at December 31, 1997 and 1996, respectively, with interest rates on these receivables ranging generally from 12.0% to 17.5%. The Company's contracts receivable were 96.7% and 96.9% current on a 60 day basis at December 31, 1997 and 1996, respectively. Amounts charged against the allowance for loan losses, net of recoveries, totaled $7.8 million, $6.8 million and $4.6 million during 1997, 1996 and 1995, respectively.

NOTE 4 - VACATION OWNERSHIP REVENUES
------   ---------------------------

        Vacation ownership revenues are summarized as follows (In thousands):

                                                  Year Ended December 31,
                                           -------------------------------------
                                             1997         1996           1995
                                             ----         ----           ----
        Vacation ownership revenues        $250,802     $193,335       $135,672
        Less:  Deferred revenue on
                current year sales, net      (5,225)     (10,564)       (11,841)
         Add:  Revenue recognized on
                prior year sales             10,564       11,841          1,920
                                           --------     --------       --------
                                           $256,141     $194,612       $125,751
                                           ========     ========       ========

 NOTE 5 - REAL ESTATE INVENTORIES
 ------   -----------------------
        Real estate inventories are summarized as follows (In thousands):

                                                          December 31,
                                                   ---------------------------
                                                    1997                 1996
                                                    ----                 ----
         Land:
           Under development                      $20,186              $16,196
           Undeveloped                              6,480                5,515
                                                  -------              -------
                                                   26,666               21,711
                                                  -------              -------
         Residential housing:
            Vacation ownership                     62,410               42,075
            Homes                                   4,063                3,808
                                                  -------              -------
                                                   66,473               45,883
                                                  -------              -------
                                                  $93,139              $67,594
                                                  =======              =======

NOTE 6 - PROPERTY AND EQUIPMENT
------   ----------------------
        Property and equipment is summarized as follows (In thousands):

                                                           December 31,
                                                    --------------------------
                                                     1997                1996
                                                     ----                ----
         Land, buildings and improvements:
            Administration                         $ 19,659           $ 16,902
            Lodging and other                         4,393              4,201
         Furniture, fixtures and equipment           18,273             17,830
                                                   --------           --------
                                                     42,325             38,933
         Accumulated depreciation                   (17,955)           (14,131)
                                                   --------           --------
                                                   $ 24,370           $ 24,802
                                                   ========           ========

        The Company has operating leases which consist primarily of (i) building and office space used for its sales and marketing operations and (ii) telephone and office equipment. Rental expense under operating leases totaled $4.8 million for both 1997 and 1996 and $3.8 million for 1995. The future minimum lease commitments for non-cancelable operating leases with initial or remaining terms in excess of one year are as follows: 1998 - $3.7 million; 1999 - $3.4 million; 2000 - $2.1 million; 2001 - $.9 million and 2002 - $.5 million.

NOTE 7 - FINANCING ARRANGEMENTS
------   ----------------------
        Financing arrangements are summarized as follows (In thousands):

                                                             December 31,
                                                       -----------------------
                                                         1997            1996
                                                         ----            ----
        Revolving credit agreements                    $ 94,101        $ 42,394
        Notes payable collateralized by
         contracts receivable:
          FCC Notes                                      60,147          29,944
          FFC Notes                                      12,330          24,370
        Notes payable - other                             3,503          16,587
                                                       --------        --------
                                                       $170,081        $113,295
                                                       ========        ========

        Revolving Credit Agreements
        ---------------------------

        On December 19, 1997, Fairfield amended its Amended and Restated Credit Agreement (the "FCI Agreement"), which provided for additional interim borrowing availability of up to $100.0 million ($125.0 million in total, including up to $7.0 million for letters of credit) for a period ending no later than March 18, 1998. Proceeds from the additional borrowing availability were used to retire substantially all of the secured obligations of Vacation Break totaling $81.4 million, including interest, and to pay certain expenses associated with the merger. At December 31, 1997, borrowings under the FCI Agreement bear interest at the lender's base rate plus 1.75% (10.25%) and are collateralized primarily by contracts receivable, which had a book value of $161.5 million. The revolving loans mature on January 1, 1999, if not extended in accordance with the terms of the FCI Agreement. At December 31, 1997, Fairfield had borrowing availability of $26.4 million, net of outstanding letters of credit totaling $3.4 million.

        At December 31, 1997, FAC had no borrowings outstanding under its Third Amended and Restated Revolving Credit Agreement (the "FAC Agreement"). The FAC Agreement provides for revolving loans of up to $15.0 million, including up to $1.0 million for letters of credit. Borrowings under the FAC Agreement bear interest at the lender's base rate plus 1.75% (10.25%) at December 31, 1997 and are collateralized primarily by contracts receivable, which had a book value of $20.8 million at December 31, 1997. The revolving loans mature on January 1, 1999, if not extended in accordance with the terms of the FAC Agreement, with Fairfield being a guarantor pursuant to the FAC Agreement. At December 31, 1997, FAC had borrowing availability of $15.0 million.

        On January 15, 1998, Fairfield Receivables Corporation ("FRC"), a wholly owned subsidiary of FAC, entered into a Credit Agreement (the "FRC Agreement") which provided for borrowings of up to $150.0 million for the purchase of contracts receivable from FAC pursuant to the Receivable Purchase Agreement, among Fairfield as originator, FAC as the seller and FRC as purchaser.

        Notes Payable Collateralized by Contracts Receivable
        ----------------------------------------------------

        In  1996,   Fairfield  Capital  Corporation   ("FCC"),  a  wholly  owned
subsidiary of FAC, amended its Credit Agreement (the "FCC Agreement") which provides for total borrowings of up to $90.0 million (the "FCC Notes") for the purchase of contracts receivable from FAC pursuant to the Amended and Restated Receivables Purchase Agreement, among Fairfield as originator, FAC as seller and FCC as purchaser. Borrowings under the FCC Agreement mature principally within 60 months and bear interest at varying rates, based on commercial paper rates. As of December 31, 1997, the weighted average interest rate on the FCC Notes was 5.6%, including fees totaling .375%. At December 31, 1997, contracts receivable totaling $79.8 million collateralized the FCC Notes.

        On February 2, 1998, FAC entered into an interest rate swap with its primary lender, which provides for an interest rate of 5.63% on $50.0 million of FCC Notes. This arrangement is subject to the scheduled amortization of contracts receivable securing the FCC Notes and will expire on February 2, 2002.

        FCC is a wholly owned but separate corporate entity of FAC with its own separate creditors. In the event of a liquidation of FCC, such creditors would be entitled to satisfy their claims from FCC prior to any distribution to FAC.

        Fairfield Funding Corporation ("FFC") is a wholly owned subsidiary of FAC, with outstanding borrowings issued under private placement notes that bear interest at a rate of 7.6% (the "FFC Notes"). The FFC Notes are secured by and payable from a pool of contracts receivable purchased from FAC pursuant to the Receivables Purchase Agreement among Fairfield as originator, FAC as seller and FFC as purchaser. At December 31, 1997, contracts receivable totaling $22.5 million collateralized the FFC Notes.

     At December  31, 1997 and 1996,  restricted  cash  accounts  totaling  $3.7 million and $2.6 million, respectively, were required to be maintained in accordance with the terms of the FCC and FFC Notes. Contractual maturities within the next five years of contracts receivable which serve as collateral for and will be used to reduce the notes payable are as follows: 1998 - $21.8 million; 1999 - $19.4 million; 2000 - $18.6 million; 2001 - $17.7 million and
2002 - $15.3 million.

NOTE 8 - DEFERRED REVENUE - ESTIMATED COSTS TO DEVELOP LAND SOLD
------   -------------------------------------------------------

        At December 31, 1997, estimated cost to complete development work in subdivisions from which lots had been sold totaled $14.2 million. The estimated costs to complete development work within the next five years are as follows:
1998 - $.6 million;  1999 - $.4 million;  2000 - $.5 million; 2001 - $.3 million and 2002 - $.5 million.

NOTE 9 - INCOME TAXES
------   ------------

     At December 31, 1997, the Company had net operating loss carryforwards totaling $96.0 million which reflect the amount available to offset taxable income in future periods. Under limitations imposed by Internal Revenue Code
Section 382 ("Section 382"), certain potential changes in ownership of the Company, which may be outside the Company's knowledge or control, may restrict future utilization of these carryforwards. More specifically, changes in ownership occurring within a rolling three-year period, taking into consideration filings with the Securities and Exchange Commission on Schedules 13D and 13G by holders of 5% or more of Fairfield's Common Stock, whether involving the acquisition or disposition of Fairfield's Common Stock, may impose a material limitation on the Company's use of these carryforwards. If an ownership change triggers the Section 382 limitations, the annual limitation imposed on the use of pre-change carryforwards under present law is an amount equal to the value of the Company immediately before the ownership change multiplied by the federally prescribed long-term tax-exempt rate for the period in which the change occurs. At December 31, 1997, available carryovers, if not utilized, expire as follows: 2005 - $12.6 million; 2006 - $8.0 million; 2007 - $14.5 million; 2008 - $6.3 million; 2009 - $3.5 million; 2010 - $22.0 million;
2011 - $24.2 million and 2012 - $4.9 million.

        Components of the provision for income taxes are as follows (In thousands):

                                                   Year Ended December 31,
                                               --------------------------------
                                                 1997         1996       1995
                                                 ----         ----       ----
        Current:
          Federal                              $ 2,779      $   254      $  491
          State                                    164          426         542
                                               -------      -------      ------
                                                 2,943          680       1,033
        Deferred:
          Federal                               14,050       11,380       6,559
          State                                  2,734        1,280         742
                                               -------      -------      ------
                                                16,784       12,660       7,301
                                               -------      -------      ------
                                               $19,727      $13,340      $8,334
                                               =======      =======      ======
        Utilization of pre-confirmation
          income tax attributes                $  --        $19,108      $6,263
                                               =======      =======      ======


        During 1997, the Company recorded a tax benefit of approximately $1.4 million related to the extraordinary loss resulting from early extinguishment of substantially all of Vacation Break's debt.

        Components of the variance between taxes computed at the expected federal statutory income tax rate and the provision for income taxes are as follows (In thousands):

                                                    Year Ended December 31,
                                                 -----------------------------
                                                   1997        1996      1995
                                                   ----        ----      ----
Statutory tax provision                          $15,085     $12,405    $7,773
State income taxes, net of
 federal benefit                                   1,720       1,109       834
Non-deductible merger expenses                     2,294         -         -
Other                                                628        (174)     (273)
                                                 -------     -------    ------
Provision for income taxes                       $19,727     $13,340    $8,334
                                                 =======     =======    ======

        Significant  components of the Company's deferred tax assets (deductible
temporary   differences)  and  deferred  tax  liabilities   (taxable   temporary
differences) consisted of the following (In thousands):

                                                           December 31,
                                                     -----------------------
                                                       1997            1996
                                                       ----            ----
          Deferred tax assets:
            Net operating loss carryforwards         $ 38,259         $34,176
            Loan and cancellation loss reserves         8,308           6,459
            Deferred revenue                            4,619           9,228
            Tax over book basis in inventory
             and fixed assets                             724           3,471
            Credit carryforwards                        4,338           1,459
            Other                                       3,271           4,022
                                                     --------         -------
                                                       59,519          58,815
                                                     --------         -------
          Deferred tax liabilities:
            Installment sales                          68,234          44,556
            Other                                       1,558           3,891
                                                     --------         -------
                                                       69,792          48,447
                                                     --------         -------
          Net deferred tax (liabilities) assets      $(10,273)        $10,368
                                                     ========         =======

     The Company has reported operating earnings since emerging from reorganization in 1992 and management believes that it is more likely than not that future taxable earnings will be sufficient to realize the tax benefits associated with the future deductible temporary differences and net operating loss carryforwards prior to their expiration; therefore, the Company eliminated the remaining valuation allowance in 1996.

NOTE 10 - OTHER LIABILITIES
-------   -----------------

        Other liabilities consisted of the following (In thousands):

                                                           December 31,
                                                      1997             1996
                                                      ----             ----
          Employee compensation and benefits        $13,973          $10,605
          Deferred tax liability                     10,273              -
          Deposits associated with sales contracts    6,639            5,883
          Accrual for Discovery fulfillment           5,588            3,077
          Accrued merger costs                        2,028              -
          Accrued legal reserves                      1,645              382
          Accrued association subsidies               1,549              924
          Minority interests in joint ventures          -             10,100
          Other                                      14,807           11,524
                                                    -------          -------
                                                    $56,502          $42,495
                                                    =======          =======

NOTE 11 - STOCKHOLDERS' EQUITY
-------   --------------------

     On December 19, 1997, Fairfield's stockholders approved an increase in the number of authorized common shares from 25,000,000 to 100,000,000. On December 11, 1997, the Board of Directors declared a two-for-one common stock split in the form of a stock dividend effective January 30, 1998 to shareholders of record on January 15, 1998. Additionally, on June 5, 1997, the Board of Directors declared a three-for-two common stock split in the form of a stock dividend effective July 15, 1997 to shareholders of record on July 1, 1997. In connection with these stock splits, Fairfield reclassified $304,000, the par value of the additional shares resulting from the splits, from paid-in capital to common stock. All references to the number of common shares, per share amounts and average shares outstanding in the consolidated financial statements, except for shares authorized at December 31, 1996, have been restated to reflect the effect of these stock splits.

        In 1996, the Company completed an underwritten public offering of 900,000 shares (2,700,000 shares on a post split basis) of Common Stock at a price of $21.63 per share ($7.21 per share on a post split basis) (the "Offering"). The net proceeds from the Offering of $17.7 million were used to repay certain indebtedness, totaling $9.1 million, issued in connection with the Company's reorganization and to temporarily pay down the outstanding indebtedness under the Company's revolving credit agreements.

        In 1996, the Company issued, from treasury, 60,000 shares (180,000 shares on a post split basis) of Common Stock to the Chief Executive Officer subject to restriction and risk of forfeiture (the "Restricted Stock"). The Restricted Stock was issued at no cost to the Chief Executive Officer, in substitution for certain other compensation arrangements, and vests as to one-half of the shares on each of the first and second anniversaries of the date of grant. At issuance of the Restricted Stock, unearned compensation equivalent to the market value at the date of grant was charged to stockholders' equity and will be amortized over the restricted period.

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

     Fairfield has a Rights Agreement which provides for the issuance, on a post split basis, of one-third of a right for each outstanding share of Fairfield's Common Stock. The rights, which entitle the holder to purchase from Fairfield one one-hundredth of a share of Series A Junior Participating Preferred Stock at $25 per share, become exercisable (i) ten business days after a person becomes the beneficial holder of 20% or more of Fairfield's Common Stock or (ii) ten business days following the commencement of a tender or exchange offer for at least 20% of Fairfield's Common Stock. Fairfield may redeem the rights at $.01 per right under certain circumstances. The rights expire on September 1, 2002.

        Certain of the Company's financing arrangements contain restrictive covenants relating to the maintenance of certain financial ratios and other financial requirements. Under the most restrictive covenants, the Company is prohibited from paying dividends or making other distribution on its Common Stock.

NOTE 12 - EARNINGS PER SHARE
-------   ------------------

         The following table sets forth the computation of basic and diluted earnings per share ("EPS") (In thousands, except per share data):

                                                   1997      1996       1995
                                                   ----      ----       ----
 Numerator:
   Net income before extraordinary loss          $23,372   $22,103    $13,874
   Extraordinary loss from early
    extinguishment of debt                         2,195       -          -
                                                 -------   -------    -------
   Numerator for basic and diluted EPS           $21,177   $22,103    $13,874
                                                 =======   =======    =======
 Denominator:
   Denominator for basic EPS-
     weighted-average shares                      44,200    40,558     37,691
   Effect of dilutive securities:
     Contingently issuable common stock               90       180        -
     Options and warrants                          1,626     1,600      1,270
     Increase in shares outstanding due to
      allowed claims exceeding $85 million (1)       -         561        561
     Common stock held in escrow                     366       366        366
                                                 -------   -------    -------
     Dilutive potential common shares              2,082     2,707      2,197
                                                 -------   -------    -------
     Denominator for diluted EPS-
      adjusted weighted-average shares
      and assumed conversions                     46,282    43,265     39,888
                                                  ======    ======     ======
Basic earnings per share                            $.48      $.54       $.37
                                                    ====      ====       ====
Diluted earnings per share                          $.46      $.51       $.35
                                                    ====      ====       ====

(1) On June 30, 1997, the Bankruptcy Court approved a settlement agreement between the Company and the county and the property owners' association for its Pagosa Springs, Colorado resort location. Based on the terms of the settlement, the Company subsequently issued 280,500 shares (561,000 shares on a post split basis) of its Common Stock.

NOTE 13 - FAIRFIELD ACCEPTANCE CORPORATION
-------   --------------------------------
        Condensed consolidated financial information for FAC is summarized as follows (In thousands):

                           CONDENSED CONSOLIDATED BALANCE SHEETS

                                                      December 31,
                                             ------------------------------
                                                1997                 1996
                                                ----                 ----
  ASSETS
  Cash                                       $    494              $    462
  Loans receivable, net                       111,071                96,760
  Restricted cash                               3,749                 2,622
  Due from parent                               6,710                  --
  Other assets                                  2,390                 2,279
                                             --------              --------
                                             $124,414              $102,123
                                             ========              ========
  LIABILITIES AND EQUITY
  Financing arrangements                     $ 72,477              $ 54,314
  Accrued interest and other liabilities          703                   586
  Due to parent                                  --                   2,554
  Equity                                       51,234                44,669
                                             --------              --------
                                             $124,414              $102,123
                                             ========              ========

                     CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

                                               Year Ended December 31,
                                            ----------------------------
                                              1997      1996      1995
                                              ----      ----      ----
Revenues                                    $17,634   $16,565   $15,009
Expenses                                      6,832     6,649     8,103
                                            -------   -------   -------
Earnings before provision
 for income taxes                            10,802     9,916     6,906
Provision for income taxes                    4,237     3,812     2,656
                                            -------   -------   -------
Net earnings                                $ 6,565   $ 6,104   $ 4,250
                                            =======   =======   =======

        In accordance with the terms of the Third Amended and Restated Operating Agreement (the "Operating Agreement"), FAC is permitted to purchase eligible receivables from Fairfield for a price equal to $.94 per $1.00 of such receivables. Fairfield is required by the Operating Agreement to repurchase defaulted receivables from FAC at a price equal to $.94 per $1.00 or substitute an eligible receivable on the basis of $.85 per $1.00 of such receivables. During 1997 and 1996, FAC purchased receivables from Fairfield with outstanding principal balances of $60.8 million and $42.6 million, respectively.

NOTE 14 - NET LIABILITIES OF ASSETS HELD FOR SALE
-------   ---------------------------------------
        During the first quarter of 1997, the Company transferred $7.9 million in cash and the assets collateralizing the 10% Senior Subordinated Secured Notes (the "FCI Notes"), with an appraised market value of $7.2 million (the "Real Estate Collateral"), in settlement of the FCI Notes. The indenture trustee, at the direction of the majority noteholders, has filed suit, pending in the United States District Court for the Southern District of New York, contesting the Company's method of satisfying this obligation and claiming a default under the indenture securing the FCI Notes (see Note 17).

        At December 31, 1996, the Real Estate Collateral assets held for sale totaled $6.5 million and consisted of those assets collateralizing the FCI Notes which had an outstanding balance of $14.8 million. During the fourth quarter of 1996, the Company recorded a valuation adjustment of $1.0 million based on current information that indicated the carrying value of the Real Estate Collateral was in excess of the fair value. This valuation adjustment was included in "Other expenses" in the 1996 Consolidated Statement of Earnings.

NOTE 15 - EMPLOYEE BENEFIT PLANS
-------   ----------------------

        Savings/Profit Sharing Plan
        ---------------------------
        The Savings/Profit Sharing Plan (the "Plan") covers substantially all employees with one year or more of credited service, and participants are fully vested after seven years of credited service. The Plan includes a profit sharing feature, with annual employer discretionary contributions, and a 401(k) feature, which allows employee elected salary deferrals, with the Company currently matching a portion of such deferrals. The amount charged to expense related to the Plan totaled $2.0 million, $1.2 million and $.6 million for 1997, 1996 and 1995, respectively.

        All full time employees of Vacation Break, who had completed one year of service, were eligible to participate in a 401(k) plan (the "Vacation Break Plan") that allowed each participating employee to contribute up to 15% of their earnings to the Vacation Break Plan. Vacation Break matched 50% of employee contributions up to 3% of employee earnings. In conjunction with the merger with Fairfield, the Vacation Break Plan was frozen as of December 31, 1997. The amount charged to expense related to the Vacation Break Plan totaled $104,000, $72,000 and $25,000 for 1997, 1996 and 1995, respectively.

        Excess Benefit Plan
        -------------------

        The Excess Benefit Plan is a non-qualified, unfunded plan established to provide qualifying employees with benefits to compensate for certain limitations imposed by federal law on the amount of compensation which may be considered in determining employer contributions to participants' accounts under the Savings/Profit Sharing Plan. Participants' accounts under the Excess Benefit Plan are credited with amounts that, except for the limits of the Internal Revenue Code, would have been contributed to such participants' accounts under the Savings/Profit Sharing Plan. Participants' accounts under the Excess Benefit Plan vest in accordance with the vesting schedule for profit sharing accounts under the Savings/Profit Sharing Plan. Interest is credited to the participants' accounts annually. The expense associated with the Excess Benefit Plan totaled $0.3 million for 1997 and $0.1 million for each of 1996 and 1995.

        Retirement Plan
        ---------------

        The Key Employee Retirement Plan (the "Retirement Plan") is a non-qualified, unfunded plan established to provide certain senior executives of the Company with retirement benefits. Under the Retirement Plan, participants' accounts are credited on each January 1 by a percentage of each participants' preceding year's total cash compensation. In general, the benefit percentage can range from 0% to 20%, depending on the Company's three-year moving average rate of return on stockholders' equity. Participants' accounts are fully vested after seven years of service or upon the occurrence of a change in control of the Company, death of the participant, termination of employment due to total disability or retirement on or after the age 55, in each case while employed by the Company. Interest is credited to participants' accounts monthly. The expense associated with the Retirement Plan totaled $0.3 million for each of 1997, 1996 and 1995. Effective August 1, 1997, the Company suspended benefit accruals under the Retirement Plan.

        Employee Stock Purchase Plan
        ----------------------------

        Effective January 1, 1997, the Company established the Employee Stock Purchase Plan (the "Stock Plan"), whereby all full time employees are eligible to purchase shares of the Company's Common Stock at a 15% discount to the market price on the date of purchase. The Stock Plan is not qualified under Section 401(a) of the Internal Revenue Code of 1996, as amended, and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

        Option and Warrant Plans
        ------------------------

        The 1992 Warrant Plan, as amended, (the "1992 Plan") provides for the grant of non-qualified stock warrants to purchase up to 1,000,000 shares (2,587,000 shares on a post split basis) of the Company's Common Stock at prices not less than the fair market value of such shares at the date of grant. The stock warrants generally become exercisable over one to five years from the date of grant and must be exercised within ten years from the date of grant.

        During May 1997, the Company's stockholders approved the 1997 Stock Option Plan ("1997 Plan"). Under the terms of the 1997 Plan, nonqualified stock options to purchase a maximum of 550,000 shares (1,650,000 shares on a post split basis) of the Company's Common Stock may be granted at prices not less than the fair market value of such shares at the date of grant. The stock options generally become exercisable over two to five years from the date of grant and must be exercised within ten years from the date of grant.

     Vacation Break's 1995 Stock Option Plan and the Directors' Stock Option Plan (collectively, the "Option Plans")provided for the grant of incentive and non-qualified stock options to purchase shares of Vacation Break common stock at prices not less than the fair market value of such shares at the date of grant. In conjunction with the merger, all outstanding options to purchase Vacation Break common stock related to the Option Plans became immediately vested and were converted into options to purchase the Company's Common Stock at an exchange rate of .6075 on a pre split basis. The Company does not intend to grant any additional options under the Option Plans.

        The following table summarizes the activity under the Company's option and warrant plans:

                                                              Weighted Average
                                      Shares                   Price Per Share
                          -------------------------------   --------------------
                            1997       1996       1995       1997   1996    1995
                            ----       ----       ----       ----   ----    ----
Outstanding at beginning
  of period               3,103,000  3,028,000  2,454,000  $ 2.03  $1.52   $1.02
Granted                   2,299,000    674,000    617,000   10.78   3.83    3.58
Exercised                  (380,000)  (488,000)     -        3.51   1.28    N/A
Forfeited                  (220,000)  (111,000)   (43,000)   6.70   1.68    2.55
                          ---------  ---------  ---------
Outstanding at end
  of period               4,802,000  3,103,000  3,028,000    5.66   2.03    1.52
                          =========  =========  =========
Exercisable at end
  of period               2,739,000  1,779,000  1,629,000
                          =========  =========  =========
Reserved for future
 issuance                   360,000    107,000    396,000
                            =======    =======    =======

     The following table summarizes information concerning outstanding and exercisable stock options and warrants as of December 31, 1997 adjusted to reflect the two-for-one stock split effective January 31, 1998:

                  Outstanding                                Exercisable
-----------------------------------------------------   ----------------------
                                 Weighted
                                  Average    Weighted                 Weighted
                                 Remaining    Average                  Average
    Range of         Number     Contractual   Exercise    Number      Exercise
 Exercise Prices  Outstanding      Life        Price    Exercisable     Price
 ---------------  -----------      ----        -----    -----------     -----
  Less than $4     2,172,000     5.7 years    $ 1.25     1,689,000      $1.14
   $4 - $9         1,050,000     5.8 years      5.43     1,050,000       5.43
  $10 or more      1,580,000     9.5 years     11.88         -             -
                   ---------                             ---------
                   4,802,000                             2,739,000
                   =========                             =========

        The Company has elected to account for stock options and warrants as prescribed by the provisions of Accounting Principles Board Opinion No. 25 versus the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Accordingly, the Company does not recognize compensation expense on the issuance of its stock options and warrants as the option terms are fixed and the exercise price equals the market price of the underlying stock on date of grant.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its stock options and warrants under the fair value method. The fair value of these options and warrants was estimated at date of grant using a Black Scholes option pricing model with the following weighted-average assumptions for 1997, 1996 and 1995, respectively: risk free interest rates of 6.6%, 6.5% and 5.6%; dividend yields of 0% for each year presented; volatility factors of the expected market price of the Company's Common Stock of 43.8, 44.5 and 45.5; and the weighted-average expected life of the options and warrants of six years in 1997 and 1996 and five years in 1995. The weighted-average fair value of the options and warrants granted in 1997, 1996, and 1995 was $4.90, $2.07 and $1.71, respectively.

        For purposes of pro forma disclosures, the estimated fair value of stock options and warrants is amortized to expense over their respective vesting periods. The pro forma net earnings and earnings per share, assuming the Company had elected to account for its stock options and warrants in accordance with SFAS No. 123, would have been $19.6 million or $.42 per diluted share, $21.5 million or $.50 per diluted share and $13.7 million or $.34 per diluted share, for 1997, 1996 and 1995, respectively. Such pro forma effects are not necessarily indicative of the effect on future years.

NOTE 16 - SUPPLEMENTAL INFORMATION
-------   ------------------------
        Other revenues consisted of the following (In thousands):

                                          Year Ended December 31,
                                     ---------------------------------
                                       1997         1996        1995
                                       ----         ----        ----
Home sales                           $11,124      $ 8,752     $ 6,719
Lot sales                              8,060        8,735       7,817
Fairshare Plus conversion fees         2,069        1,076         931
Other                                  3,433        6,569      12,224
                                     -------      -------     -------
                                     $24,686      $25,132     $27,691
                                     =======      =======     =======

        Other expenses consisted of the following (In thousands):

                                              Year Ended December 31,
                                          -------------------------------
                                           1997        1996         1995
                                           ----        ----         ----
Home cost of sales                       $ 9,819     $ 8,162      $ 5,979
Lot cost of sales                          2,170       2,068        1,970
Fairshare Plus conversion commissions        706         462          587
Other                                      5,371       7,718        9,375
                                         -------     -------      -------
                                         $18,066     $18,410      $17,911
                                         =======     =======      =======


        Included in other assets at December 31, 1997 and 1996 are (i) other receivables of $4.6 million and $8.3 million, respectively, (ii) unamortized capitalized financing costs of $2.4 million and $2.3 million, respectively, and
(iii) $2.0 million and $2.9 million, respectively, related to the assets of the Company's life insurance subsidiary. Interest paid, net of amounts capitalized, totaled $11.2 million, $15.5 million and $10.8 million for 1997, 1996 and 1995, respectively. Interest paid in 1996 included $2.7 million paid in connection with the retirement of obligations issued as a result of the Company's reorganization. Capitalized interest for 1997, 1996 and 1995 totaled $3.0 million, $2.6 million and $1.6 million, respectively.

 NOTE 17 - CONTINGENCIES
 -------   -------------

     In July 1993 and September 1993, two lawsuits (the "Recreation Fee Litigation") were filed by 29 individuals and a company against Fairfield in the District Court of Archuleta County, Colorado. The Recreation Fee Litigation, which seeks certification as class actions, alleges that Fairfield and its predecessors in interest wrongfully imposed an annual recreation fee on owners of lots, condominiums, townhouses, VOIs and single family residences in Fairfield's Pagosa, Colorado development. The amount of the recreation fee, which was adopted in August 1983, is $180 per lot, condominium, townhouse and single family residence subject to the fee and $360 per unit for VOIs. The plaintiffs have asserted in court appearances that the actions focus on recreation fees collected in Pagosa for lots from September 1, 1992 to the present. The Recreation Fee Litigation in general seeks (a) a declaratory judgment that the recreation fee is invalid; (b) the refund, with interest, of the recreation fees which were allegedly improperly collected by Fairfield; (c) damages arising from Fairfield's allegedly improper attempts to collect the recreation fee (i) in an amount of not less than $1,000 per lot in one case and
(ii) in an unstated amount in the other case; (d) punitive damages; and (e) recovery of costs and expenses, including attorneys' fees. The court has not yet ruled on whether or not the Recreation Fee Litigation will be allowed to proceed as class actions. Because of the nature of the litigation, Fairfield is unable to determine with certainty the dollar amount sought by plaintiffs, but estimates that is has collected approximately $570,000 in recreation fees during the relevant period for lots at Pagosa. In November 1993, Fairfield filed an adversary proceeding in the Bankruptcy Court, alleging that the Recreation Fee Litigation violates the discharge granted to Fairfield in its Chapter 11 bankruptcy reorganization and the injunction issued by the Bankruptcy Court against prosecution of any claims discharged in the bankruptcy proceedings. By orders and opinions dated September 29, 1994, the Bankruptcy Court decided motions filed by the plaintiffs in the Recreation Fee Litigation, in response to Fairfield's adversary proceeding. The Bankruptcy Court retained jurisdiction over one of the lawsuits (the Storm lawsuit) and determined that any purchaser of a lot from Fairfield and its predecessors prior to August 14, 1992 would be limited to a pre-confirmation cause of action. The Bankruptcy Court determined that it did not have jurisdiction over the second lawsuit (the Daleske lawsuit), involving eight individuals and one company, due to prior proceedings in the case in Colorado Federal District Court, which ruled that the plaintiffs in this lawsuit had post-confirmation causes of action, although all nine plaintiffs are believed to have purchased their lots prior to August 14, 1992. Fairfield appealed the Bankruptcy Court's decision in the Daleske lawsuit, and the plaintiffs in the Storm lawsuit appealed the Bankruptcy Court's decision in that case, to the United States District Court, Eastern Division of Arkansas, Western Division (the "District Court"). Two additional related lawsuits have also been filed in the Archuleta County District Court, raising similar issues and demands as the Storm and Daleske cases. The Fiedler case, filed in October 1994, was filed individually, while the second of these cases, the Lobdell case, was filed in November 1994, as a purported class action. In February 1995, Fairfield filed an adversary proceeding in the Bankruptcy Court against the Fiedler and the Lobdell plaintiffs, seeking relief similar to that requested in the Storm and Daleske adversary proceeding. The Colorado District Court entered summary judgment against Fairfield in the Fiedler case, holding that the individual lot in question is not subject to the recreation fee, based upon facts unique to the Fiedler case. Fairfield appealed the summary judgment decision in the Fiedler case. The Bankruptcy Court determined, by decision dated September 18, 1995, that it does not have jurisdiction in the Fiedler case, but also determined that it does have jurisdiction in the Lobdell case, based upon similar reasoning to the Storm case. Both the Fiedler and the Lobdell cases were appealed to the District Court. By order dated March 27, 1997, the District Court ruled in the Daleske, Storm and Lobdell appeals, finding in favor of the plaintiffs that the recreation fees arising after August 14, 1992 are post-confirmation claims and that the plaintiffs may pursue actions seeking to enjoin Fairfield from continuing to collect such fees. Fairfield filed a notice of appeal from the District Court's decision with the United States Court of Appeals for the Eighth Circuit, which held oral argument on January 16, 1998, but no decision has been announced. Motions and cross motions for summary judgment have been filed in Colorado state court in three of the cases and remain pending. Fairfield intends to defend vigorously the Recreation Fee Litigation, and the two related cases, including any attempt to certify a class in any of the cases. Fairfield has previously implemented recreation fee charges at certain other of its resort sites which are not subject to the pending action.

         In December 1993, Charlotte T. Curry, who, with her husband, purchased a lot from Fairfield under an installment sale contract subsequently sold to First Federal Savings and Loan Association of Charlotte ("First Federal"), filed suit against First Federal, currently pending in Superior Court in Mecklenburg County, North Carolina, alleging breach of contract, breach of fiduciary duty and unfair trade practices. In April 1994, the complaint was amended, (a) adding Fairfield as a party, (b) adding an additional count against both Fairfield and First Federal alleging violation of the North Carolina's Racketeer Influenced and Corrupt Organizations ("RICO") Statute and (c) adding a count against Fairfield alleging fraud. The litigation, which seeks class action certification, contests the method by which Fairfield calculated refunds for lot purchasers whose installment sale contracts were cancelled due to failure to complete payment of the deferred sales price for the lot. Most installment lot sale contracts require Fairfield to refund to a defaulting purchaser the amount paid in principal, after deducting the greater of (a) 15% of the purchase price of the lot or (b) Fairfield's actual damages. The plaintiff disputes Fairfield's method of calculating damages, which has historically included certain sales, marketing and other expenses. In the case of Ms. Curry's lot, the amount of refund claimed as having been improperly retained is approximately $3,600. The Curry lawsuit seeks damages, punitive damages, treble damages under North Carolina law for unfair trade practices and RICO, prejudgment interest and attorney's fees and costs. By order dated July 6, 1994, the court dismissed Ms. Curry's claims for (a) breach of contract, due to the statute of limitations,
(b) breach of fiduciary duty, due to the lack of a fiduciary duty and the statute of limitations, (c) fraud, due to the statute of limitations, and (d) RICO, due to failure to state a claim. The court, by order dated August 16, 1994, dismissed Ms. Curry's only remaining claim against Fairfield, for unfair trade practices, subject to possible appeal rights. By order filed September 15, 1995, the court denied the plaintiff's motion for class certification. The plaintiff appealed the denial of the motion for class certification to the North Carolina Court of Appeals, which dismissed the appeal by order dated January 8, 1997. Subsequently, the plaintiff requested that the

Supreme Court of North Carolina grant discretionary review of the decision denying class certification, which the Supreme Court of North Carolina declined. Trial on this litigation is scheduled for April 1998. On January 7, 1998, the attorneys representing Ms. Curry filed another lawsuit (the Scarvey lawsuit), also pending in Superior Court in Mecklenburg County, North Carolina, as a purported class action, against First Federal, alleging breach of contract, breach of fiduciary duty and unfair trade practices, and seeking damages as outlined above in the Curry case. The Scarvey case seeks to relitigate the North Carolina courts' refusal to certify the Curry case as a class action and asserts that the Curry case tolled the statute of limitations for Ms. Scarvey's claims, which are alleged to post-date Ms. Curry's claims. Under the Stock Purchase Agreement for the sale of First Federal, Fairfield agreed to indemnify the buyer against any liability in the Curry litigation. Fairfield does not believe that it is obligated to indemnify the buyer of First Federal for the Scarvey litigation, but, based upon receipt of a request for indemnification from the buyer, this interpretation of the Stock Purchase Agreement may be contested. While Fairfield is no longer a defendant in the litigation, it intends to coordinate the defense of the Curry lawsuit with the counsel who have been representing First Federal, to defend the Curry litigation vigorously. Fairfield also has cancelled defaulted lot installment sales contracts owned by it and its subsidiaries (other than First Federal), using the same method of calculating refunds as is at issue in the Curry litigation.

         During the first quarter of 1997, the Company transferred $7.9 million in cash and the assets collateralizing the 10% Senior Subordinated Secured Notes (the "FCI Notes"), with an appraised market value of $7.2 million (the "Real Estate Collateral"), in settlement of the FCI Notes. The indenture trustee, at the direction of the majority noteholders, has filed suit, pending in the United States District Court for the Southern District of New York, contesting the Company's method of satisfying this obligation and claiming a default under the indenture securing the FCI Notes. This action alternatively (a) disputes the Company's right to transfer the Real Estate Collateral in satisfaction of the FCI Notes, seeking instead a cash payment of $7.2 million, plus penalty interest and the fees and expenses of the action, or (b) disputes the $7.9 million cash transfer, seeking instead the issuance of 1,764,706 shares (after giving effect to the 2-for-1 share stock split, effective January 30, 1998) of the Company's Common Stock (the "Contested Shares"), previously reserved for issuance if a deficiency resulted on the FCI Notes at maturity. Pursuant to the indenture for the FCI Notes, the noteholders are entitled to retain, as a premium, up to $2 million from the proceeds of the collateral transferred in satisfaction of the FCI Notes (including, if applicable, shares of the Company's Common Stock) in excess of the amount of principal and accrued interest due at maturity. The indenture trustee has asserted that the $2 million premium limit is not applicable to the Contested Shares, has accordingly claimed entitlement to all of the Contested Shares and on September 24, 1997 filed a motion seeking to require the immediate issuance and sale of the Contested Shares, with the proceeds to be held in escrow, pending the outcome of the litigation. The Company has opposed the Indenture Trustee's motion and has requested summary judgment, asserting that the noteholders are not entitled to any of the Contested Shares. The Company has been advised that the Real Estate Collateral has been sold for approximately $4.4 million. The Company intends to vigorously defend this action and believes that it has substantive defenses. The Contested Shares are not included in the number of shares outstanding for earnings per share or other purposes.

         On March 28, 1997, a lawsuit was filed against Vacation Break in the Circuit Court for Pinellas County, Florida by Market Response Group & Laser Company, Inc. ("MRG&L") alleging that Vacation Break and others conspired to boycott MRG&L and fix prices for mailings in violation of the Florida Antitrust Act, and in concert with others, engaged in various acts of unfair competition, deceptive trade practices and common law conspiracy. The complaint also alleges that Vacation Break breached its contract with MRG&L, that Vacation Break misappropriated proprietary information from MRG&L and that Vacation Break interfered with, and caused other companies to breach their, contracts with MRG&L.

The complaint demands that Vacation Break indemnify MRG&L for costs incurred by it to defend a 1996 Federal Trade Commission action. While the Company cannot calculate the total amount of damages sought by MRG&L under its complaint, it appears to be in excess of $50 million. The Company intends to vigorously defend this action and assert counterclaims if and when appropriate. Under the terms of the Principal Stockholders Agreement, entered into in connection with the acquisition of Vacation Break, Fairfield has been indemnified for (a) 75% of the damages which may be incurred in connection with the MRG&L litigation and (b) 25% of the expense incurred in defending the MRG&L litigation, in excess of the June 30, 1997 reserve on Vacation Break's books, with the maximum amount of indemnification to be $6 million. Such indemnification agreement has been collateralized by, and recourse under the indemnity agreement is limited to, the pledge of shares of the Company's Common Stock, valued as of December 18, 1997, (adjusted for stock splits and certain other similar items) and the proceeds thereof.

         The Company is involved in various other or threatened lawsuits and contingencies on an ongoing basis as a result of its day-to-day operations. However, the Company does not believe that any of these other or threatened lawsuits or contingencies will have a materially adverse effect on the Company's financial position or results of operations.

NOTE 18 - FAIR VALUE OF FINANCIAL INSTRUMENTS
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

          Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets approximate their fair values at December 31, 1997 and 1996.

          Restricted cash and escrow accounts: The estimated fair values of restricted cash and escrow accounts approximate their carrying amounts at December 31, 1997 and 1996.

          Loans receivable: The carrying amounts of loans receivable are a reasonable estimate of their fair values at December 31, 1997 and 1996 based on valuation models using risk adjusted interest rates and historical prepayment experiences.

          Financing arrangements: The carrying amounts of the Company's borrowings with variable interest rates approximated their fair values at December 31, 1997 and 1996. The carrying amounts of the Company's borrowings with fixed interest rates totaled $14.3 million and $26.8 million at December 31, 1997 and 1996, respectively. The fair values of these borrowings totaled $14.2 million and $26.2 million at December 31, 1997 and 1996, respectively, and were estimated using discounted cash flow analyses based on the Company's current borrowing rates for similar types of borrowing arrangements.

NOTE 19 - UNAUDITED  CONSOLIDATED QUARTERLY FINANCIAL DATA
-------   ------------------------------------------------
Dollars in thousands, except per share data

                                                 Year Ended December 31, 1997
                                               --------------------------------
                                                First   Second   Third  Fourth
                                               Quarter  Quarter Quarter Quarter
Total revenues                                 $68,784  $95,163 $99,274 $83,022
Total expenses                                  58,999   78,109  80,833  85,203
                                               -------  ------- ------- -------
Earnings (loss) before provision for
  income taxes and extraordinary loss            9,785   17,054  18,441  (2,181)
Provision for income taxes                       3,734    6,710   7,342   1,941
                                               -------  ------- ------- -------
Net earnings (loss) before extraordinary loss    6,051   10,344  11,099  (4,122)
Extraordinary loss from early extinguishment
 of debt, net of income tax benefit of $1,379      -        -       -     2,195
                                               -------  ------- ------- -------
Net earnings (loss)                            $ 6,051  $10,344 $11,099 $(6,317)
                                               =======  ======= ======= =======

Basic earnings (loss) per share:
  Earnings (loss) before extraordinary loss       $.14     $.24    $.25   $(.09)
  Extraordinary loss                                -        -       -     (.05)
                                                  ----     ----    ----   -----
  Net earnings (loss)                             $.14     $.24    $.25   $(.14)
                                                  ====     ====    ====   =====
Diluted earnings (loss) per share:
  Earnings (loss) before extraordinary loss       $.13     $.23    $.23   $(.09)
  Extraordinary loss                                -        -       -     (.05)
                                                  ----     ----    ----   -----
   Net earnings (loss)                            $.13     $.23    $.23   $(.14)
                                                  ====     ====    ====   =====

                                                 Year Ended December 31, 1996
                                               --------------------------------
                                                First    Second  Third  Fourth
                                               Quarter  Quarter Quarter Quarter
                                               -------  ------- ------- -------
Total Revenues                                 $51,994  $87,546 $68,216 $67,626
Total expenses                                  46,706   71,685  60,267  61,281
                                               -------  ------- ------- -------
Earnings before provision for income taxes       5,288   15,861   7,949   6,345
Provision for income taxes                       1,907    5,983   3,218   2,232
                                               -------  ------- ------- -------
Net earnings                                   $ 3,381  $ 9,878 $ 4,731 $ 4,113
                                               =======  ======= ======= =======
Basic earnings per share                          $.08     $.24    $.12    $.10
                                                  ====     ====    ====    ====
Diluted earnings per share                        $.08     $.23    $.11    $.09
                                                  ====     ====    ====    ====

     In conjunction with the closing of the Vacation Break merger on December 19, 1997, Fairfield recorded merger costs of $16.9 million ($12.8 million after taxes), of which $3.6 million ($2.2 million after taxes) related to the extraordinary loss resulting from early extinguishment of substantially all of Vacation Break's debt.

     Certain amounts in the unaudited consolidated financial data of prior quarters for 1997 and 1996 have been reclassified to conform to the 1997 fourth quarter presentation.