Form 10-K, Exhibit 13
period 1998-12-31
FAIRFIELD COMMUNITIES INC
filed 1999-03-31
CIK 276189

FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                             SELECTED FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                           Year Endeded December 31,
                               ------------------------------------------------
                                 1998       1997      1996     1995      1994
                                 ----       ----      ----     ----      ----
OPERATING DATA: (1)(2)(3)(4)
Revenues:
  Vacation ownership
   interests, net              $301,119  $256,141  $194,612  $125,751  $ 80,729
  Resort management              37,210    28,237    26,987    22,264    17,808
  Interest                       33,916    37,179    28,651    23,815    22,874
  Net interest income and
   fees from qualifying
   special purpose entities       9,739       -         -         -         -
  Other                          25,909    24,622    23,562    27,691    35,879
                               --------  --------  --------  --------  --------
                               $407,893  $346,179  $273,812  $199,521  $157,290
                               ========  ========  ========  ========  ========

Net earnings                    $43,628   $21,177   $22,103   $13,874   $20,034
                                =======   =======   =======   =======   =======

Earnings before merger costs
 and extraordinary loss         $43,628   $34,009   $22,103   $13,874   $20,034
                                =======   =======   =======   =======   =======

Net earnings per share:
  Basic                            $.98      $.48      $.54      $.37      $.54
                                   ====      ====      ====      ====      ====
  Diluted                          $.93      $.46      $.51      $.35      $.51
                                   ====      ====      ====      ====      ====

Earnings per share before merger
 costs and extraordinary loss:
  Basic                            $.98      $.77      $.54      $.37      $.54
                                   ====      ====      ====      ====      ====
  Diluted                          $.93      $.73      $.51      $.35      $.51
                                   ====      ====      ====      ====      ====

Weighted average shares outstanding:
  Basic                          44,544    44,200    40,558    37,691    37,432
                                 ======    ======    ======    ======    ======
  Diluted                        46,846    46,282    43,265    39,888    39,497
                                 ======    ======    ======    ======    ======

BALANCE SHEET DATA (AT PERIOD END): (1)(2)(3)
  Receivables, net             $202,849  $296,699  $227,627  $188,250  $165,378
  Total assets                  431,093   463,932   385,570   320,112   280,612
  Total financing arrangements   79,441   170,081   113,295   117,763   130,720
  Stockholders' equity          222,630   187,182   162,125   100,485    74,282


(1) During 1998, the Company incorporated two qualifying special purpose entities for the specific purpose of purchasing contracts receivable from the Company. At December 31, 1998, the qualifying special purpose entities held $172.1 million of contracts receivable, with related borrowings totaling $142.9 million.

(2) In 1997, Fairfield completed the merger with Vacation Break U.S.A., Inc. ("Vacation Break") which was accounted for as a pooling of interests and, accordingly, all prior period consolidated financial information has been restated as if the merger took place at the beginning of the earliest period presented. In conjunction with the merger, Fairfield recorded merger costs of $16.9 million ($12.8 million after taxes), of which $3.6 million ($2.2 million after taxes) related to the extraordinary loss resulting from early extinguishment of substantially all of Vacation Break's debt.

(3)  Prior to 1995,  certain  subsidiaries  of  Vacation  Break  were taxed as S
     Corporations under the Internal Revenue Code and were, therefore, not subject to federal and state income taxes at the corporate level. In 1995, these subsidiaries terminated their S Corporation elections and, accordingly, became subject to federal and state income taxes. Net earnings for 1994 include pro forma amounts for federal and state income taxes as if all Vacation Break subsidiaries had been subject to federal and state taxation for that year. The pro forma amounts of federal and state taxes reduced 1994 net earnings and stockholders' equity by $4.5 million.

(4) Other revenues for the year ended December 31, 1994 include a $5.2 million gain from the sale of the Company's savings and loan operations.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
------   ---------------------------------------------------------------
         RESULTS OF OPERATIONS
         --------------------

RESULTS OF OPERATIONS

        During 1998, the Company's operations consisted of 26 resorts located in 11 states and the Bahamas. Of these resorts, 16 are located in destination areas with popular vacation attractions and 10 are located in scenic regional locations. Additionally, the Company has five destination resorts under development, located in Sedona, Arizona; Durango, Colorado; Daytona Beach, Florida; Las Vegas, Nevada and Gatlinburg, Tennessee.

         In 1997, the Company acquired all of the outstanding common stock of Vacation Break U.S.A., Inc. ("Vacation Break") in exchange for approximately
10.6 million shares of its common stock. The merger was accounted for as a pooling of interests and, accordingly, all prior period financial information was restated as if the merger took place at the beginning of the earliest period presented. In conjunction with the merger, the Company recorded merger costs of $16.9 million ($12.8 million after taxes), of which $3.6 million ($2.2 million after taxes) related to the extraordinary loss resulting from the early extinguishment of substantially all of Vacation Break's debt. Additionally, in 1997, Fairfield acquired the remaining 45% minority interest in Vacation Break's joint ventures in the Palm Aire and Royal Vista resorts for approximately $13.5 million in cash. These acquisitions have been accounted for as purchases and the total results of operations of these resorts have been included in the consolidated financial statements from the date of acquisition.

         The  following   table  sets  forth  certain   consolidated   operating
information for the years ended December 31, 1998, 1997 and 1996:

                                                 Year Ended December 31,
                                                -------------------------
                                                  1998    1997    1996
                                                  ----    ----    ----
      As a percentage of total revenues:
        Vacation ownership interests, net         73.8%   74.0%   71.1%
        Resort management                          9.1     8.2     9.8
        Interest income                            8.3    10.7    10.5
        Net interest income and fees
         from qualifying special purpose
         entities                                  2.4      -       -
        Other revenue                              6.4     7.1     8.6
                                                 -----   -----   -----
                                                 100.0%  100.0%  100.0%
                                                 =====   =====   =====

      As a percentage of related revenues:
        Cost of sales - vacation
         ownership interests                      27.8%   26.5%   26.4%
        Resort management                         85.5%   87.1%   91.6%
        Sales and marketing                       46.9%   46.0%   48.9%
        Provision for loan losses                  4.7%    4.7%    4.0%

      As a percentage of interest revenues:
        Interest expense, net                     19.4%   27.8%   37.5%

      As a percentage of total revenues:
        General and administrative                 7.2%    8.7%    8.5%
        Depreciation                               1.7%    1.5%    1.5%
        Other expense                              4.5%    5.2%    6.1%

     Vacation Ownership
     ------------------

     The Company's growth strategy continues to include the (i) acquisition and development of properties in new destination locations, (ii) further development at its existing destination resorts and (iii) expansion of sales and marketing programs, including the establishment of additional off-site sales offices. Future sales growth should be realized as the Company expands its development of destination resort locations which have a higher and more consistent stream of potential customers generated by existing attractions.

     Gross revenues from vacation ownership interests ("VOIs") totaled $304.1 million, $250.8 million and $193.3 million for 1998, 1997 and 1996, respectively. Gross VOI revenues at the Company's destination resorts continue to be the largest dollar contributor to VOI sales, accounting for 77.4%, 80.3% and 82.4% of total VOI sales for the years ended December 31, 1998, 1997 and 1996, respectively. During 1998, gross VOI sales increased 16.8% at the
Company's  destination  locations,   24.4%  at  the  Company's  regional  resort
locations and 75.9% at the Company's off-site sales offices. Management anticipates revenue growth will improve in 1999 due to the addition of resort locations in Sedona, Arizona; Durango, Colorado; Daytona Beach, Florida; Las Vegas, Nevada and Gatlinburg, Tennessee, as well as a full year of sales at the Royal Vista resort located in Pompano Beach, Florida and at the Company's Alexandria, Virginia destination resort.

     Net VOI revenue increased to $301.1 million for the year ended December 31, 1998 from $256.1 million in 1997 and $194.6 million in 1996. Net VOI revenue growth trends were affected by the same factors that impacted gross VOI revenue growth trends, as well as revenue deferrals resulting from the percentage of completion accounting method.

     Revenue relating to sales of VOIs in projects under construction is recognized using the percentage of completion accounting method. Under this method, the portion of revenues attributable to costs incurred, as compared to total estimated acquisition, construction and selling expenses, is recognized in the period of sale. The remaining revenue is deferred and recognized as the remaining costs are incurred. As previously noted, the Company is currently in the development stage at certain of its projects and it is anticipated that VOI sales at these projects will generate deferred revenue as the Company completes sales at a more rapid pace than the completion of the related VOI units. At December 31, 1998, the Company had deferred revenue totaling $8.2 million which will be recognized upon completion of the respective VOI units.

         The following table reconciles VOI sales recorded to VOI revenues recognized for the respective periods (In thousands):

                                                  Year Ended December 31,
                                               ----------------------------
                                                 1998      1997      1996
                                                 ----      ----      ----
        Vacation ownership interests           $304,119  $250,802  $193,335
        Add:  Deferred revenue at
               beginning of year                  5,225    10,564    11,841
        Less: Deferred revenue at
               end of year                       (8,225)   (5,225)  (10,564)
                                               --------  --------  --------
        Vacation ownership interests, net      $301,119  $256,141  $194,612
                                               ========  ========  ========


         VOI cost of sales, as a percentage of related net revenues, was 27.8%, 26.5% and 26.4% for the years ended December 31, 1998, 1997 and 1996, respectively. The increase in 1998 was directly related to higher product costs (including beachfront property purchased at higher prices and increased construction costs) at certain of the Company's destination resorts. In February 1999, the Company initiated sales price increases to partially offset the higher product costs.

     Sales and marketing expenses, as a percentage of related net revenues, were 46.9%, 46.0% and 48.9%, for the years ended December 31, 1998, 1997 and 1996, respectively. The decrease from 1996 to 1997 was primarily attributable to efficiencies experienced at certain of the Company's destination resorts which began sales operations in 1996. New sales operations typically experience lower operating margins in the "start-up" phase of operations as the Company develops its property owner base and establishes sales and marketing programs for each new location. Management anticipates that sales and marketing expenses, as a percentage of related net revenues, will decline during 1999 as the Company realizes the benefits of its new sales and marketing programs as well as sales efficiencies anticipated from the full integration of the marketing programs at Vacation Break.

     The provision for loan losses, as a percentage of related net revenues, was 4.7% for each of the years ended December 31, 1998 and 1997 and 4.0% for the year ended December 31, 1996. The Company records a provision for estimated losses on uncollectible contracts receivable by a charge against earnings at the time of sale. Such provision is recorded at an amount based upon the Company's historical cancellation experience, management's estimate of future losses and current economic factors. The allowance for contracts receivable is maintained at a level believed adequate by management based on periodic analysis of the contracts receivable portfolio.

     Resort Management
     -----------------

     Resort management revenues totaled $37.2 million, $28.2 million and $27.0 million for 1998, 1997 and 1996, respectively. The increase in resort management revenues in 1998 is primarily due to the expansion of the Company's resort management services, including the sale of furnishings for VOI units to independent resort operators and property owner associations, as well as an increase in the number of operating resort locations.

     Resort management expenses totaled $31.8 million, $24.6 million and $24.7 million for 1998, 1997 and 1996, respectively. Resort management expenses, as a percentage of related revenues were 85.5%, 87.1% and 91.6% for the years ended December 31, 1998, 1997 and 1996, respectively. This trend is primarily reflective of certain economies of scale realized causing resort management expenses to increase at a lower rate than resort management revenues.

     Interest Income
     ---------------

     For purposes of management's discussion of results of operations, interest income includes (i) interest earned from the Company's receivable portfolio and
(ii) net interest income and fees from the Qualifying Special Purpose Entities ("QSPEs"). During the year ended December 31, 1998, the Company sold $212.7 million of contracts receivable to the QSPEs, with $172.1 million of these contracts receivable outstanding at December 31, 1998. The QSPEs finance purchases of contracts receivable through commercial paper credit facilities and other financial conduits, with $142.9 million of borrowings outstanding at December 31, 1998.

     Interest income totaled $43.7 million, $37.2 million and $28.7 million in 1998, 1997 and 1996, respectively. These increases are due primarily to corresponding increases in the average balances of outstanding contracts receivable, which totaled $339.5 million at December 31, 1998, as compared to $302.5 million and $230.2 million at December 31, 1997 and 1996, respectively. The weighted average interest rate of the Company's contracts receivable portfolio was 14.2%, 14.6% and 14.5% at December 31, 1998, 1997 and 1996,
respectively.

     Interest Expense
     ----------------

     Interest expense, net of amounts capitalized, totaled $8.5 million, $10.4 million and $10.8 million in 1998, 1997 and 1996, respectively. These decreases are due primarily to (i) the refinancing of certain of the Company's credit agreements, including substantially all of the secured obligations of Vacation Break, resulting in a reduction in the Company's weighted average interest rate on outstanding debt (8.5%, 10.0% and 10.6% for the years ended December 31, 1998, 1997 and 1996, respectively) and (ii) a reduction in borrowings under the Company's revolving credit agreements, which resulted from a shift in funding sources from the Company's revolving credit agreements to the credit facilities of the QSPEs.

     The  Company  uses  interest  rate cap and swap  agreements  to manage  the interest rate characteristics of certain of its outstanding financing arrangements to a more desirable fixed rate basis and to limit the Company's exposure to rising interest rates. Interest rate differentials paid or received under the terms of the interest rate swap and cap agreements are recognized as adjustments of interest expense related to the designated financing arrangements.

     General and Administrative
     --------------------------

     General and administrative expenses, as a percentage of total revenues, were 7.2%, 8.7% and 8.5% for 1998, 1997 and 1996, respectively. The decrease in 1998 was due primarily to benefits realized from integrating Vacation Break's operational infrastructure with that of the Company, which more than offset the cost associated with the relocation of the Company's executive offices to Orlando, Florida and the credit and collection functions to Las Vegas, Nevada.

     Other
     -----

     Other revenues for the years ended December 31, 1998, 1997 and 1996 includes home sales revenue of $12.3 million, $11.1 million and $8.8 million, respectively, and lot sales revenue of $8.2 million, $8.1 million and $8.7 million, respectively.

     Other expenses for the years ended December 31, 1998, 1997 and 1996 includes costs of home sales, including selling expenses, of $10.8 million, $9.8 million and $8.1 million, respectively, and cost of lot sales of $2.3 million, $2.2 million and $2.1 million, respectively.

PROVISION FOR INCOME TAXES

     The Company provides for income taxes under the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The Company emerged from reorganization in 1992 and is required to report federal income tax expense on income before utilization of pre-confirmation net operating loss carryforwards and recognition of the benefit of pre-confirmation deductible temporary differences. Benefits realized from the utilization of pre-confirmation net operating loss carryforwards and recognition of pre-confirmation deductible temporary differences are recorded as reductions of the valuation allowance and as additions to paid-in capital. The Company recorded benefits from the utilization of pre-confirmation tax attributes of $19.1 million in 1996.

     At December 31, 1998, the Company had net operating loss carryforwards totaling $108.4 million which reflect the amount available to offset regular taxable income in future periods. Under limitations imposed by Internal Revenue Code Section 382 ("Section 382"), certain potential changes in ownership of the Company, which may be outside the Company's knowledge or control, may restrict future utilization of these carryforwards. More specifically, changes in ownership occurring within a rolling three-year period, taking into consideration filings with the Securities and Exchange Commission on Schedules 13D and 13G by holders of 5% or more of Fairfield's Common Stock, whether involving the acquisition or disposition of Fairfield's Common Stock, may impose a limitation on the Company's use of these carryforwards. If an ownership change triggers the Section 382 limitations, the annual limitation imposed on the use of pre-change carryforwards under present law is an amount equal to the value of the Company immediately before the ownership change multiplied by the federally prescribed long-term tax-exempt rate for the period in which the change occurs. At December 31, 1998, net operating loss carryforwards which are available to offset regular taxable income, if not utilized, expire as follows: 2005 - $12.6 million; 2006 - $8.0 million; 2007 - $14.5 million; 2008 - $6.3 million; 2009 -
$3.5 million;  2010 - $22.7 million;  2011 - $24.2 million;  2012 - $7.2 million and 2018 - $9.4 million.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents of the Company increased $1.9 million from December 31, 1997 to December 31, 1998. Cash provided by operating activities totaled $67.8 million, $44.0 million and $33.8 million in 1998, 1997 and 1996, respectively. The single largest usage of operating cash involves acquisition and development of real estate inventories which totaled $35.3 million, $16.6 million and $7.2 million in 1998, 1997 and 1996, respectively. During 1998, the Company acquired real estate inventories in Sedona, Arizona; Durango, Colorado; Las Vegas, Nevada and Gatlinburg, Tennessee, as well as funded significant VOI construction at several of its other resorts, including the Royal Vista and Palm Aire resorts in South Florida, and the resorts in Alexandria, Virginia and Branson, Missouri.

     During 1998, the Company incorporated the QSPEs for the specific purpose of purchasing contracts receivable from the Company. The Company's cumulative residual interests in the contracts receivable sold to the QSPEs are classified as net investment activities of qualifying special purpose entities.

     The Company's primary investment activity is the financing of VOI sales through originations of contracts receivable. Due to increasing levels of VOI sales, originations of contracts receivable have historically exceeded principal collections resulting in the usage of $105.3 million and $53.9 million of cash in 1997 and 1996, respectively. During 1998, the Company generated $24.5 million of cash from its investing activities through the sale of contracts receivable to its wholly owned qualifying special purpose entities.

     The Company's resort development plans in 1999 are expected to require approximately $120.0 million for vacation ownership building construction as well as infrastructure, amenity and lot development. The Company expects to finance its resort development activities through cash flow generated from operations, sales of contracts receivable to the QSPEs and supplemented, as necessary, by the existing revolving credit agreements or through other public or private financing sources. The Company's projection of resort development activity is based on a continuation of the Company's current growth projections. The actual level of resort development may vary from current expectations in the event of a change in the economy or the Company's inability or restrictions on obtaining adequate credit availability.

     The Company has traditionally engaged in financing activities to fund its resort development activities and to support its loan receivable portfolio. In 1998, the Company's financing activities used $90.4 million, primarily to reduce outstanding revolving credit facilities. During 1997 and 1996, the Company's financing activities provided $51.1 million and $22.8 million, respectively.

     In 1998, Fairfield repurchased $20.0 million of its Common Stock. The repurchased shares of Common Stock are accounted for as treasury shares and will be used to meet the Company's obligations under its employee stock option plans or for other corporate purposes.

     The Company generates cash for operations primarily from the sale and financing of VOIs which include (i) cash sales, (ii) customer down payments,
(iii) principal collections on its contracts receivable, (iv)sales of contracts receivable to the QSPEs and (v) borrowing availability generated by customer contracts receivable in amounts which typically range from 65% to 80% of the outstanding balance of the contracts receivable. The Company generates additional cash from the financing of VOI sales equal to the difference between the interest charged on the customer contracts receivable and the interest paid on the related borrowings.

     Historically, funds from operating cash flows, borrowings and asset sales have been used to fund certain costs which support the Company's sales efforts (primarily development and marketing costs). The Company continues to evaluate the acquisition and/or development of certain resort properties. In addition, the Company is currently evaluating several VOI, marketing and property management acquisitions to integrate into or to expand the operations of the Company. The Company expects to finance its short- and long-term cash needs from
(i) operating cash flows, (ii) borrowings under its credit facilities as described below, (iii) sales of contracts receivable to the QSPEs and (iv) future financings through public or private financing sources.

     Credit Facilities of the Company
     --------------------------------

     In 1998, the Company amended its previously existing revolving credit agreements between Fairfield, Fairfield Acceptance Corporation - Nevada ("FAC - Nevada") and their primary lender. The Amended and Restated Revolving Credit Agreements (the "Credit Agreements") provide borrowing availability of up to $80.0 million (including up to $11.0 million for letters of credit) and mature in October 2001. At December 31, 1998, borrowing availability under the Credit Agreements totaled $45.7 million and will be used to finance the Company's acquisition and development of additional vacation resorts and for the general operations of the Company.

     At December 31, 1998, Fairfield Capital Corporation ("FCC"), a wholly owned subsidiary of FAC - Nevada, had outstanding borrowings of $43.6 million under the FCC Agreement, which provides for the purchase of contracts receivable from FAC - Nevada. There are no additional fundings available under the FCC Agreement. At December 31, 1998, contracts receivable totaling $56.0 million collateralized the FCC borrowings.

     Credit Facilities of Qualifying Special Purpose Entities
     --------------------------------------------------------

     In January 1998, Fairfield Receivables Corporation ("FRC"), a wholly owned qualifying special purpose subsidiary of FAC - Nevada, entered into the FRC Agreement which provides for borrowings of up to $150.0 million for the purchase of contracts receivable pursuant to a Receivables Purchase Agreement, between Fairfield, FAC - Nevada and FRC. At December 31, 1998, FRC held $112.7 million of contracts receivable, with $93.0 million of related borrowings. An additional $57.0 million of fundings are available under the FRC Agreement.

     In August 1998, Fairfield Funding Corporation, II ("FFC II"), a wholly owned qualifying special purpose subsidiary of FAC - Nevada, purchased $60.1 million of contracts from FRC. The purchase was financed by the issuance of $49.8 million of private placement notes. The borrowing arrangement provides for a reinvestment period whereby collateral and related debt will remain constant for an eighteen month period ending the earlier of March 2000 or the occurrence of an Early Amortization Event as defined in the Pledge and Servicing Agreement related to this transaction. At December 31, 1998, FFC II held $59.4 million of contracts receivable with $49.8 million of related borrowings.

     Interest Rate Risk
     ------------------

     The Company has historically derived net interest income from its financing activities as the interest rates it charges its customers who finance their purchases of VOIs exceed the interest rates the Company pays to its lenders. Because substantially all of the Company's indebtedness bears interest at variable rates and the Company's respective receivables bear interest at fixed rates, increases in interest rates will reduce net interest margins and could result in the rate on borrowings exceeding the rate at which financing is provided to customers. To mitigate the impact of fluctuations in market rates of interest, the Company has entered into interest rate swap agreements on approximately fifty percent of its financing arrangements. The interest rate swap agreements effectively convert certain of the Company's variable interest rate financing arrangements to fixed interest rate financing agreements, thereby reducing the interest rate exposure of the Company. The Company's investment in QSPEs is also subject to interest rate risk for the same reasons as the Company.

     If market interest rates increased two hundred basis points during 1999 as compared to 1998, the Company's interest expense, after considering the effects of its interest rate swap agreements, would increase, net interest income and fees from the QSPEs would decrease and earnings before provision for income taxes would decrease by $1.2 million. Comparatively, if market interest rates decreased two hundred basis points during 1999 as compared to 1998, the Company's interest expense, after considering the effects of its interest rate swap agreements, would decrease, and net interest income and fees from the QSPEs would increase and earnings before provision for income taxes would increase by $1.2 million. These amounts are determined by considering the impact of the hypothetical interest rates on the Company's borrowing costs and interest rate swap and cap agreements. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in the Company's financial structure.

     Income Taxes
     ------------

     The Company reports its sales of VOIs on the installment method for federal income tax purposes. Under this method, the Company does not recognize taxable income on VOI sales until the installment payments have been received from the Company's customers. The Company's federal alternative minimum tax ("AMT") is impacted by the net deferral of income resulting from the Company's election of the installment sales method. Prior to 1997, the Company had AMT net operating loss carryforwards that could be used to offset the AMT. During 1997, these net operating loss carryforwards were fully utilized; resulting in an increase in AMT paid during 1998. The payment of AMT reduces the future regular tax liability and creates a deferred tax asset. During the year ended December 31, 1998, the Company made payments totaling $2.7 million and $2.5 million related to the 1997 and 1998 AMT, respectively. In the first quarter of 1999, the Company made additional 1998 AMT payments totaling $8.3 million and anticipates that it will continue to make significant AMT payments in future periods.

     Other
     -----

     In August 1998, the Company's Board of Directors authorized the repurchase of up to $20.0 million of the Company's Common Stock. Repurchased shares of common stock become treasury shares of the Company, and may be used to meet the Company's obligations under its employee stock option plans or for other corporate purposes. At December 31, 1998, the Company had repurchased 1,991,601 shares of common stock at an aggregate cost, including commissions, of approximately $20.0 million.

     The Company intends to continue its growth-oriented strategy and, accordingly, may from time to time acquire additional vacation ownership resorts, additional land upon which vacation ownership resorts may be expanded or developed and companies operating resorts or having vacation ownership assets, management, or sales and marketing expertise commensurate with the Company's operations in the vacation ownership industry. The Company is currently evaluating the acquisition of certain additional land parcels for the expansion of existing resorts and the development of additional resorts. In addition, the Company is also evaluating certain VOI and property management acquisitions to integrate into or expand the operations of the Company. The Company expects to finance its short- and long-term cash needs, including potential acquisitions, from (i) contract payments generated from its contracts receivable portfolio, (ii) operating cash flows, (iii) borrowings under its credit facilities, (iv) sales of contracts receivable to the QSPEs and (v) future financings, including additional securitizations of contracts receivable.

FINANCIAL CONDITION

     Consolidated assets of the Company decreased $32.8 million from December 31, 1997 to December 31, 1998. This decrease is due to the previously noted sales of contracts receivable to the QSPEs ($212.7 million during the year ended December 31, 1998). Real estate inventories increased due to VOI construction at several of the Company's resorts, including resorts located in Branson, Missouri; Pompano Beach, Florida and Alexandria, Virginia. Additionally, during 1998, the Company acquired undeveloped land located in Las Vegas, Nevada; Gatlinburg, Tennessee; Sedona, Arizona; Durango, Colorado and Williamsburg, Virginia.

     Total consolidated liabilities of the Company decreased $68.3 million in 1998 due to reductions in the outstanding balance of the Company's revolving credit agreements, which were funded by the proceeds received from the sales of the contracts receivable to the QSPEs. Due to favorable interest rates available through the credit facilities of the QSPEs, it is the Company's intention to continue selling contracts receivable to the QSPEs until such time as the credit facilities of the QSPEs are fully utilized. The Company anticipates that this activity will result in a reduction of consolidated assets and liabilities in 1999.

     Total stockholders' equity increased by $35.4 million in 1998. This increase is due to the net effect of (i) current year net earnings of $43.6 million, (ii) issuance of Common Stock under the Company's employee stock benefit plans and (iii) the repurchase of the Company's Common Stock at an aggregate cost of $20.0 million.

SEASONALITY

     The Company has historically experienced and expects to continue to experience seasonal fluctuations in its gross revenues and net earnings from the sale of VOIs, which have been generally higher in the second and third quarters. This seasonality may cause significant fluctuations in the quarterly operating results of the Company. In addition, material fluctuations in operating results may occur due to the timing of construction of future VOI inventory and the Company's use of the percentage of completion method of accounting for recognizing revenues and related expenses on incomplete buildings. Additionally, as the Company opens new resorts and expands into new markets and geographical locations, it may experience increased or different seasonality dynamics creating fluctuations in operating results that are different from those experienced in the past.

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

MARKET CONCENTRATIONS

     With the addition of the five new destination resorts scheduled for 1999, the Company will operate 31 resorts, and anticipates approximately 40% of its VOI revenues will be concentrated in the Florida market. The Company believes that certain fundamental aspects of Florida, as a location for resort properties (including climate, quality of life, and opportunities for sports and leisure activities) have contributed and will continue to contribute to the Company's ability to sell VOIs in this state. The Florida market is one of the largest markets for VOI sales in the United States. However, Florida is also one of the most competitive markets for VOI sales and there can be no assurance that the Florida market will continue to be favorable for VOI sales or that the Company will not be adversely affected by the concentration in the Florida market.

YEAR 2000 READINESS DISCLOSURE

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     Based on recent assessments, the Company determined that it will be required to modify or replace portions of its software and certain hardware so that those systems will properly utilize dates beyond December 31, 1999. The Company presently believes that with modifications or replacements of existing software and certain hardware, its Year 2000 issue can be mitigated. However, if such modifications and replacements are not made, or are not completed timely, the Year 2000 issue could have a material impact on the operations of the Company.

     The Company's plan to resolve the Year 2000 issue involves the following four phases: assessment, remediation, testing and implementation. To date, the Company has fully completed its assessment of all internal systems that could be significantly affected by the Year 2000 issue. The completed assessment indicated that most of the Company's significant information technology systems could be affected, particularly the general ledger, billing, and inventory systems. In addition, the Company has gathered information about the Year 2000 compliance status of its significant vendors and continues to monitor their compliance.

     State of Readiness
     ------------------

     For its information technology exposures, the Company estimates that it is approximately 70% complete on the internal remediation phase and expects to complete software reprogramming and replacement by August 31, 1999. Once software is reprogrammed or replaced for a system, the

Company begins testing and implementation. These phases run concurrently for different systems. To date, the Company estimates that it has completed approximately 80% of its testing and has completed approximately 75% of its implementation. Completion of the testing phase for all significant internal systems is expected by June 30, 1999, with all remediated systems fully tested and implemented by July 31, 1999, with 100% completion targeted for September 30, 1999.

     The remediation of non-information technology equipment is not as significant to the on-going operations of the Company as the remediation of information technology systems. Non-information technology equipment includes elevators at certain resort locations, heating and air conditioning systems, alarm systems, sprinkler systems and other miscellaneous equipment. The Company is currently in the process of evaluating its non-information technology systems and estimates that it will complete the remediation, testing and implementation phases by September 30, 1999. The Company anticipates that the cost, if any, of modifying non-information technology equipment will be the responsibility of the respective property owners' association unless the resort is operating under a developer subsidy agreement, in which case the cost will be the Company's responsibility.

     Third Parties
     -------------

     The Company's most significant third party relationship is its banking relationship with its primary correspondent bank, due to the fact that the Company's cash management systems interface directly with the systems of the bank. The Company has completed its review of the interface routine between itself and the bank and has determined that the interface applications are currently Year 2000 compliant. Additionally, the Company has been informed by the bank that its internal systems are currently Year 2000 compliant. The other vendors queried by the Company either indicated that they were currently Year 2000 compliant or believed that their computerized systems would be Year 2000 compliant by the end of 1999.

     The Company is not currently aware of any other third party with a Year 2000 issue that would materially impact the Company's results of operations, liquidity, or capital resources. However, the Company has no means of ensuring that all third parties will be Year 2000 ready. The inability of third parties to complete their Year 2000 resolution process in a timely fashion could materially impact the Company. The effect of non-compliance by third parties is not determinable.

     Cost
     ----

     The Company will utilize both internal and external resources to reprogram, or replace, test, and implement hardware and software changes for Year 2000 modifications. The total cost of the Year 2000 project is estimated at $2.0 million and is being funded through operating cash flows. To date, the Company has incurred approximately $0.5 million ($0.3 million expensed and $0.2 million capitalized for new systems and equipment), related to all phases of the Year 2000 project. Of the total remaining project costs, approximately $1.3 million is attributable to the purchase of new software and operating equipment, which will be capitalized. The remaining $0.2 million relates to repair of hardware and software and will be expensed as incurred. All internal payroll costs relating to the evaluation, remediation, testing and implementation are also expensed as incurred. The Company has not deferred any significant information technology projects as a result of its Year 2000 compliance efforts.

     Contingency Plan
     ----------------

     The Company currently has no contingency plans in place in the event it does not complete all phases of the Year 2000 program. The Company plans to evaluate the status of completion in June 1999 and determine whether such a plan is necessary.

     Summary
     -------

     Management of the Company believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. As noted above, the Company has not yet completed all necessary phases of the Year 2000 program. The most reasonably likely worst case scenario, in the event that the Company does not complete certain critical phases, would be an inability to take customer orders, invoice customers or collect payments. In addition, as is the case for most companies involved in Year 2000 system modifications, disruptions in the general economy resulting from Year 2000 issues could also materially adversely affect the Company's ability to market and sell its product. The Company could also be subject to litigation for computer system failure, equipment shutdown at its resort facilities or failure to properly date business records. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.

     The preceding Year 2000 discussion contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, including without limitation, anticipated costs and the dates by which the Company expects to complete certain actions, are based on management's best current estimates, which were derived utilizing numerous assumptions about future events, including the continued availability of certain resources, representations received from third parties and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the ability to identify and remediate all relevant information technology and non-information technology systems, results of Year 2000 testing, adequate resolution of Year 2000 issues by businesses and other third parties who are service providers, suppliers or customers of the Company, unanticipated system costs, the adequacy of and ability to develop and implement contingency plans and similar uncertainties. The "forward-looking statements" made in the foregoing Year 2000 discussion speak only as of the date on which such statements are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

FORWARD-LOOKING INFORMATION

     Statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations include certain forward-looking statements, including (without limitation) statements with respect to anticipated future operating and financial performance, growth and acquisition opportunities and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and "should," and variations of these words and similar expressions, are intended to identify these forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information, or otherwise.

     Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management as a result of a number of risks, uncertainties and assumptions, including those relating to Year 2000 considerations. Representative examples of these factors include (without limitation) general industry and economic conditions; interest rate trends; regulatory changes; availability of real estate properties; competition from national hospitality companies and other competitive factors and pricing pressures; shifts in customer demands; the Company's success, or lack thereof, to remediate, test and implement necessary hardware and software modifications to become Year 2000 compliant; changes in operating expenses, including employee wages, commission structures and related benefits; economic cycles; the Company's lack of experience in certain of the markets where it has purchased land and is developing vacation ownership resorts; the Company's success in its ability to hire, train and retain qualified employees; the continued availability of financing in the amounts and at the terms necessary to support the Company's future business; assumed cost savings and other synergistic benefits of the merger with Vacation Break and the success achieved or problems encountered in the continued integration of the Vacation Break operations.

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS




Stockholders and Board of Directors
Fairfield Communities, Inc.


         We have audited the accompanying consolidated balance sheets of Fairfield Communities, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1996 consolidated financial statements of Vacation Break U.S.A., Inc., a wholly owned subsidiary, which statements reflect total revenues constituting 37% of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Vacation Break U.S.A., Inc., is based solely on the report of the other auditors.

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

         In our opinion, based on our audits and, for 1996, the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fairfield Communities, Inc. and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.




                                         ERNST & YOUNG LLP


Little Rock, Arkansas
March 24, 1999

                  FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                    (DOLLARS IN THOUSANDS, EXCEPT PAR VALUE)


                                                         December 31,
                                                -----------------------------
                                                   1998               1997
                                                   ----               ----
ASSETS
  Cash and cash equivalents                      $  5,017           $  3,074
  Receivables, net                                202,849            296,699
  Real estate inventories                         128,397             93,139
  Investments in and net amounts due from
   qualifying special purpose entities             31,917                -
  Property and equipment, net                      30,062             24,370
  Restricted cash                                  11,154             25,607
  Other assets                                     21,697             21,043
                                                 --------           --------
                                                 $431,093           $463,932
                                                 ========           ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Financing arrangements                         $ 79,441           $170,081
  Deferred revenue                                 27,085             29,769
  Accounts payable                                 26,550             20,398
  Deferred income taxes                            19,470             10,273
  Other liabilities                                55,917             46,229
                                                 --------           --------
                                                  208,463            276,750
                                                 --------           --------
Stockholders' Equity:
  Common stock, $.01 par value,
   100,000,000 shares authorized;
   50,663,851 and 49,491,666 shares
   issued in 1998 and 1997, respectively             507                 495
  Paid-in capital                                120,403             107,920
  Retained earnings                              122,711              79,083
  Unamortized value of restricted stock              -                  (316)
  Treasury stock, at cost, 6,496,959 shares in
    1998 and 4,573,266 shares in 1997            (20,991)                -
                                                --------            --------
                                                 222,630             187,182
                                                --------            --------
                                                $431,093            $463,932
                                                ========            ========



See notes to consolidated financial statements.

                  FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                  Year Ended December 31,
                                             --------------------------------
                                               1998       1997         1996
                                               ----       ----         ----
REVENUES
  Vacation ownership interests, net          $301,119   $256,141     $194,612
  Resort management                            37,210     28,237       26,987
  Interest                                     33,916     37,179       28,651
  Net interest income and fees from qualifying
    special purpose entities                    9,739        -            -
  Other                                        25,909     24,622       23,562
                                             --------   --------     --------
                                              407,893    346,179      273,812
                                             --------   --------     --------
EXPENSES
  Vacation ownership interests -
     cost of units sold                        83,743     67,846       51,385
  Sales and marketing                         144,996    121,638       99,437
  Provision for loan losses                    14,270     12,121        7,827
  Resort management                            31,820     24,595       24,724
  General and administrative                   29,517     30,079       23,340
  Interest, net                                 8,490     10,353       10,754
  Depreciation                                  7,072      5,157        4,079
  Other                                        18,448     17,983       16,823
  Costs associated with merger                    -       13,308          -
                                             --------   --------     --------
                                              338,356    303,080      238,369
                                             --------   --------     --------
Earnings before provision for income
   taxes and extraordinary loss                69,537     43,099       35,443
Provision for income taxes                     25,909     19,727       13,340
                                             --------   --------     --------
Earnings before extraordinary loss             43,628     23,372       22,103
Extraordinary loss from early extinguishment
 of debt, net of income tax benefit of $1,379     -        2,195          -
                                             --------   --------     --------
Net earnings                                 $ 43,628   $ 21,177     $ 22,103
                                             ========   ========     ========

BASIC EARNINGS PER SHARE:
  Earnings before extraordinary loss             $.98       $.53         $.54
  Extraordinary loss                               -         .05           -
                                                 ----       ----         ----
  Net earnings                                   $.98       $.48         $.54
                                                 ====       ====         ====

DILUTED EARNINGS PER SHARE:
 Earnings before extraordinary loss              $.93       $.51         $.51
 Extraordinary loss                                -         .05           -
                                                 ----       ----         ----
 Net earnings                                    $.93       $.46         $.51
                                                 ====       ====         ====

WEIGHTED AVERAGE SHARES OUTSTANDING:
  Basic                                        44,544     44,200       40,558
                                               ======     ======       ======
  Diluted                                      46,846     46,282       43,265
                                               ======     ======       ======

See notes to consolidated financial statements.

                  FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                         Unamortized
                                                           Value of
                            Common Stock Paid-in Retained Restricted Treasury
                            ------------
                            Shares Amount Capital Earnings   Stock     Stock    Total
                            ------ ------ ------- --------   -----     -----    -----
Balance, January 1, 1996    17,649 $177  $ 64,505 $ 35,803 $   -     $    -   $100,485
 Net earnings                  -     -        -     22,103     -          -     22,103
 Utilization of
  pre-confirmation
  income tax attributes        -     -     19,108      -       -          -     19,108
 Net proceeds of stock
  offering                   1,078   11    19,054      -       -          -     19,065
 Issuance of restricted
  stock                        -     -      1,380      -    (1,380)       -        -
 Amortization of unearned
  compensation - restricted
  stock                        -     -        -        -        86        -         86
 Activity related to
  employee stock
  benefit plans               159    1     1,277      -       -          -      1,278
                           ------ ----  -------- -------- -------   -------- --------

Balance, December 31, 1996 18,886  189   105,324   57,906  (1,294)      -      162,125
 Net earnings                 -     -        -     21,177     -          -      21,177
 Amortization of unearned
  compensation - restricted
  stock                       -     -        -        -       978        -         978
 Effect of stock splits    30,354  304      (318)     -       -          -         (14)
 Activity related to
  employee stock
  benefit plans               106    1     2,915      -       -          -       2,916
 Other                        146    1        (1)     -       -          -         -
                           ------ ----  -------- -------- -------   --------  --------

Balance, December 31, 1997 49,492  495   107,920   79,083    (316)       -     187,182
 Net earnings                 -     -        -     43,628     -          -      43,628                                     -
 Amortization of unearned
  compensation - restricted
  stock                       -     -        -        -       316        -         316
 Activity related to
  employee stock
  benefit plans             1,172   12    11,678      -       -          -      11,690
 Acquisition of
  treasury shares             -     -        -        -       -      (20,991)  (20,991)
  Other                       -     -        805      -       -          -         805
                           ------ ----  -------- -------- -------   --------  --------
Balance, December 31, 1998 50,664 $507  $120,403 $122,711 $   -     $(20,991) $222,630
                           ====== ====  ======== ======== =======   ========  ========

See notes to consolidated financial statements.

                  FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                    Year Ended December 31,
                                                --------------------------------
                                                  1998        1997       1996
                                                  ----        ----       ----
OPERATING ACTIVITIES:
  Net earnings                                  $ 43,628   $  21,177  $  22,103
  Adjustments to reconcile net earnings to
   net cash provided by operating activities:
   Depreciation                                    7,072       5,157      4,079
   Provision for loan losses                      14,270      12,121      7,827
   Net interest income and fees from
    qualifying special purpose entities           (9,739)        -          -
   Deferred income taxes, net                     17,012      16,784     (7,860)
   Tax benefit from exercise of stock warrants     4,869         612        801
   Charges associated with merger                    -         5,869        -
   Utilization of pre-confirmation
    income tax attributes                            -           -       19,108
   Changes in operating assets and liabilities,
    net of acquisitions:
     Real estate inventories                     (35,258)    (16,647)    (7,240)
     Net investment activities of qualifying
      special purpose entities                    20,148         -          -
     Deferred revenue                             (2,684)    (13,558)    (6,231)
     Accrued income taxes                          6,394       6,331        655
     Other                                         2,098       6,139        599
                                               ---------   ---------  ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES         67,810      43,985     33,841
                                               ---------   ---------  ---------
INVESTING ACTIVITIES:
  Purchases of property and equipment, net       (12,764)     (7,019)   (11,187)
  Principal collections on receivables            94,372     105,197    104,302
  Originations of receivables                   (227,514)   (181,750)  (149,841)
  Sales of receivables to qualifying
   special purpose entities                      170,396        -           -
  Cash paid for acquisitions                         -       (13,500)       -
  Other                                              -       ( 8,242)     2,815
                                               ---------   ---------  ---------
Net cash provided by (used in)
 investing activities                             24,490    (105,314)   (53,911)
                                               ---------   ---------  ---------
FINANCING ACTIVITIES:
  Proceeds from financing arrangements           236,952     356,199    357,026
  Repayments of financing arrangements          (327,592)   (299,413)  (360,662)
  Activity related to employee
   stock benefit plans                             6,821       2,304        477
  Net decrease (increase) in restricted cash      14,453      (8,003)     5,386
  Acquisition of treasury stock                  (20,991)        -          -
  Net proceeds of stock offerings                    -           -       19,065
  Other                                              -           -        1,500
                                               ---------   ---------  ---------
NET CASH (USED IN) PROVIDED BY
 FINANCING ACTIVITIES                            (90,357)     51,087     22,792
                                               ---------   ---------  ---------
Net increase (decrease) in cash
 and cash equivalents                              1,943     (10,242)     2,722
Cash and cash equivalents, beginning of year       3,074      13,316     10,594
                                               ---------   ---------  ---------
Cash and cash equivalents, end of year         $   5,017   $   3,074  $  13,316
                                               =========   =========  =========

SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid, net of amounts capitalized    $   9,951   $  11,204  $  15,454
                                               =========   =========  =========
  Income taxes paid                            $   5,490   $     710  $     757
                                               =========   =========  =========
  Capitalized interest                         $   1,534   $   2,986  $   2,577
                                               =========   =========  =========

See notes to consolidated financial statements.

                  FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


Note 1 - Organization and Summary of Significant Accounting Policies
------   -----------------------------------------------------------

Description of Business
-----------------------

     Fairfield Communities, Inc. ("Fairfield", and together with its consolidated subsidiaries, the "Company") is one of the largest vacation ownership companies in the United States. The Company's primary business is the sale of vacation ownership interests ("VOIs") through its innovative points-based vacation system, FairShare Plus. The VOIs offered by the Company consist of either individual fee simple interests or specified fixed week interval ownership in fully furnished vacation units. The Company also offers financing for VOI purchasers, which results in the creation of high-quality, medium-term contracts receivable.

     In 1997, Fairfield acquired all of the outstanding common stock of Vacation Break U.S.A., Inc. ("Vacation Break") in exchange for approximately 10.6 million shares of its common stock. The merger was accounted for as a pooling of interests and, accordingly, all prior period financial information was restated as if the merger took place at the beginning of the earliest period presented. Additionally, in 1997, Fairfield acquired the remaining 45% minority interest in Vacation Break's joint ventures in the Palm Aire and Royal Vista resorts for approximately $13.5 million in cash. These acquisitions have been accounted for as purchases and the total results of operations of these resorts have been included in the consolidated financial statements from the date of acquisition.

Basis of Presentation
---------------------

     The consolidated financial statements include the accounts of Fairfield and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in the consolidated financial statements of prior years have been reclassified to conform to the current year presentation.

     Fairfield Acceptance Corporation - Nevada ("FAC-Nevada") was incorporated in December 1997 as a wholly owned subsidiary of Fairfield. All operations of Fairfield Acceptance Corporation ("FAC"), a wholly owned finance subsidiary of Fairfield, were merged into FAC - Nevada on July 13, 1998.

Investments in and Net Amounts Due From Qualifying Special Purpose Entities
---------------------------------------------------------------------------

     Fairfield Receivables Corporation ("FRC") and Fairfield Funding Corporation, II ("FFC II" and together with FRC, the "QSPEs") were incorporated in 1998 as wholly owned, qualifying special purpose subsidiaries of FAC - Nevada for the specific purpose of purchasing contracts receivable from the Company. Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", requires that qualifying special purpose entities, which engage in qualified purchases of financial assets with affiliated companies, be accounted for on an unconsolidated basis.

     Sales of contracts receivable from the Company to the QSPEs occur on a periodic basis and are recorded based on the relative fair value of the contracts receivable sold. Fair value is estimated using discounted cash flows at an interest rate which the Company believes a purchaser would require as a rate of return. The Company's assumptions are based on experience with its contracts receivable portfolio, available market data, estimated prepayments, the cost of servicing and net transaction costs.

     The Company's cumulative residual interests in the contracts receivable sold to the QSPEs are classified as "Investments in and net amounts due from qualifying special purpose entities" in the Consolidated Balance Sheet, with income from the residual interests reflected as "Net interest income and fees from qualifying special purpose entities" in the Consolidated Statement of Earnings.

Use of Estimates
----------------

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts and disclosures reported in the consolidated financial statements and accompanying notes. Such estimates include the allowance for loan losses on receivables, revenue recognition under the percentage of completion method on VOI sales, depreciation of property and equipment, accrued liabilities and deferred revenue on the sale of vacation packages. Consequently, actual results could differ from these estimates and assumptions.

Cash and Cash Equivalents
-------------------------

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Restricted Cash
---------------

     Restricted cash consists primarily of (i) deposits received on sales of VOIs that are held in escrow until the applicable statutory rescission period has expired and the related customer contract receivable has been recorded and
(ii) amounts received prior to the attainment of the required 10% down payment.

Property and Equipment
----------------------

     Property and equipment are recorded at cost and depreciated primarily by the straight-line method based on the estimated useful lives of the assets, ranging generally from 10 to 25 years for buildings and from three to seven years for furniture, fixtures and equipment. Additions and improvements are capitalized while maintenance and repairs are expensed as incurred. Asset and accumulated depreciation accounts are relieved for dispositions with resulting gains or losses reflected in operations.

Real Estate Inventories
-----------------------

     Real estate inventories are stated at the lower of cost or net realizable value. VOI inventories include the cost of land and land improvements;
construction materials; direct labor and overhead; taxes and capitalized interest incurred during the construction of the VOI units and a portion of the costs of amenities constructed for the use and benefit of property owners. These costs are capitalized as inventory and are allocated to individual VOI units based upon their relative sales values. VOIs reacquired are placed back into inventory at the lower of their original cost basis or estimated market value. Company management periodically reviews the carrying value of its inventories to determine that the carrying value does not exceed market.

Receivables
-----------

     Contracts
     ---------

     The Company's contracts receivable are regionally diversified. Generally, VOIs are sold under installment contracts requiring a 10% - 15% down payment and monthly installments, including interest, for periods of up to seven years. The Company records a provision for estimated losses on uncollectible contracts receivable by a charge against earnings at the time of sale. Such provision is recorded at an amount based upon the Company's historical cancellation experience, management's estimate of future losses and current economic factors. The allowance for contracts receivable is maintained at a level believed adequate by management based on periodic analysis of the contracts receivable portfolio. When a contract is cancelled in a year subsequent to the year in which the underlying sale was recorded, the outstanding balance, less recoverable costs, is charged to the allowance for loan losses. When a contract is cancelled in the same year as the related sale, all entries applicable to the sale are reversed and nonrecoverable selling expenses are charged to operations. For financial statement purposes, contracts receivable are considered delinquent and fully reserved if a payment remains unpaid under the following conditions:

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

Revenue and Profit Recognition
------------------------------

     VOIs sold by the Company consist of either undivided fee simple interests or specified fixed week interval ownership in fully furnished vacation homes. The Company recognizes VOI sales on an accrual basis after a binding sales contract has been executed, a 10% minimum down payment (including interest) has been received, the statutory rescission period has expired and construction is substantially complete. If all the criteria are met except that construction is not substantially complete, revenues are recognized using the percentage-of-completion method. Under this method, the portion of revenues applicable to costs incurred, as compared to total estimated acquisition, construction and direct selling costs, is recognized in the period of sale. The remaining revenue is deferred and recognized as the remaining costs are incurred. Sales commissions and direct marketing costs relating to the VOIs accounted for under the percentage-of-completion method are deferred until the associated revenues are recorded.

     Until a contract for sale qualifies for revenue recognition, all payments received are accounted for as deposits. Commissions and other selling costs, directly attributable to the sale, are deferred until the sale is recorded. If a contract is cancelled before qualifying as a sale, nonrecoverable selling expenses are charged to expense and deposits forfeited are credited to income.

     The Company's Discovery Vacations program allows purchasers to receive a one-year trial membership in the FairShare Plus system. Revenues recognized in conjunction with the Discovery Vacations program are recorded in a manner consistent with VOI sales. The net profit generated from the Discovery Vacations program is reflected as a credit against "Sales and marketing" in the Statements of Earnings.

     The Company sells vacation package certificates on a non-refundable basis. The customer typically has up to eighteen months to exercise the certificate, at which time the certificate expires, if not extended generally upon payment of a nominal fee. The earnings impact related to the sale of vacation package certificates is deferred until either the vacation is taken or the expiration period, including extension, has expired and the Company is no longer contractually obligated to fulfill the vacation.

Earnings Per Share
------------------

     Earnings per share is based on the weighted average number of common shares outstanding and includes both basic and diluted earnings per share computations. The computation of basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. The computation of diluted earnings per share includes the dilutive effects of the Company's outstanding options and warrants, along with contingently issuable shares and shares held in escrow.

Income Taxes
------------

     The Company provides for income taxes under the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes". Deferred income taxes are recorded for temporary differences between the financial statement bases of assets and liabilities and their respective income tax bases and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities resulting from a change in the income tax rate is recognized in income during the period of change.

Business Segment of the Company
-------------------------------

     On December 31, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the manner in which public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas of operations and major customers. The adoption of SFAS No. 131 did not affect the results of operations or the financial position of the Company.

     The Company's operations involve one reportable segment - Vacation Ownership operations. This segment derives its revenues from the sale of VOIs and from the associated interest income on contracts receivable generated by the Company's financing of VOI sales.

Derivative Financial Instruments
--------------------------------

     The Company uses derivative financial instruments on a limited basis and does not use them for trading purposes. However, to manage risk associated with the Company's borrowings bearing interest at variable rates, the Company may from time to time purchase interest rate caps, interest rate swaps or similar instruments. Interest rate differentials to be paid or received as a result of these instruments are recognized as an adjustment of interest expense related to the designated debt.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires the Company to recognize all derivatives on the balance sheet at fair value. SFAS No. 133 is required to be adopted in years beginning after June 15, 1999. However, because of the Company's limited use of derivatives, management does not anticipate that the adoption of SFAS No. 133 will have a significant impact on the Company's financial position or results of operations.

Note 2 - Receivables, net
------   ----------------

        Receivables consisted of the following (In thousands):

                                                      December 31,
                                                -----------------------
                                                  1998           1997
                                                  ----           ----
          Contracts                            $197,888        $302,519
          Mortgages and other                    17,966          15,028
                                               --------        --------
                                                215,854         317,547
          Less allowance for loan losses        (13,005)        (20,848)
                                               --------        --------
          Receivables, net                     $202,849        $296,699
                                               ========        ========

         During 1998, the Company sold $212.7 million of contracts receivable to the Qualifying Special Purpose Entities. In conjunction with these sales the Company received non-cash consideration, primarily in the form of a subordinated note receivable, of $42.3 million. At December 31, 1998, these entities held contracts receivable totaling $172.1 million, with related borrowings of $142.9 million. Except for the repurchase of contracts that fail to meet initial eligibility requirements, the Company is not obligated to repurchase defaulted or any other contracts sold to the Qualifying Special Purpose Entities. It is anticipated, however, that the Company will repurchase defaulted contracts to facilitate the remarketing of the underlying collateral. The Company maintains an allowance for loan losses in connection with its option to repurchase the defaulted contracts and, at December 31, 1998, this allowance totaled $10.3 million and was classified in "Investments in and net amounts due from qualifying special purpose entities" in the Consolidated Balance Sheet.

        The weighted average interest rate on the Company's contracts receivable was 14.2% and 14.6% at December 31, 1998 and 1997, respectively, with interest rates on these receivables ranging generally from 13.3% to 17.9%. The Company's contracts receivable were 97.8% and 98.2% current on a 60 day basis at December 31, 1998 and 1997, respectively.

        Transactions in the allowance for loan losses were as follows (In thousands):

                                                      Year Ended December 31,
                                                   ---------------------------
                                                      1998     1997      1996
                                                      ----     ----      ----
        Balance at January 1                       $ 20,848  $16,528   $15,471
        Provision for loan losses                    14,270   12,121     7,827
        Reclassification of allowance pertaining
         to receivables sold to QSPEs               (10,326)     -         -
        Net charge-offs                             (11,787)  (7,801)   (6,770)
                                                   --------  -------   -------
        Balance at December 31                     $ 13,005  $20,848   $16,528
                                                   ========  =======   =======

Note 3 - Real Estate Inventories
------   -----------------------

        Real estate inventories are summarized as follows (In thousands):

                                                       December 31,
                                                 -----------------------
                                                   1998          1997
                                                   ----          ----
          Land and improvements                  $ 39,814       $26,666
          Residential housing:
            Vacation ownership                     85,350        62,410
            Homes                                   3,233         4,063
                                                 --------       -------
                                                   88,583        66,473
                                                 --------       -------
                                                 $128,397       $93,139
                                                 ========       =======

     During 1998, the Company acquired, for $19.9 million, certain undeveloped land located in Sedona, Arizona; Durango, Colorado; Las Vegas, Nevada; Gatlinburg, Tennessee; and Williamsburg, Virginia for future VOI development. Additionally, in 1998, the Company increased its investments in VOI residential housing at certain of its destination resort properties, including those resorts located in Pompano Beach, Florida, Branson, Missouri and Alexandria, Virginia.

Note 4 - Property and Equipment, Net
------   ---------------------------

         Property and equipment, net consisted of the following (In thousands):

                                                      December 31,
                                                 -----------------------
                                                   1998          1997
                                                   ----          ----
          Land, buildings and improvements       $ 30,663      $ 24,052
          Furniture, fixtures and equipment        19,014        18,273
                                                 --------      --------
                                                   49,677        42,325
          Accumulated depreciation                (19,615)      (17,955)
                                                 --------      --------
                                                 $ 30,062      $ 24,370
                                                 ========      ========

        The Company has operating leases which consist primarily of (i) building and office space used for its sales and marketing operations and (ii) telephone and office equipment. Rental expense under operating leases totaled $7.2 million for 1998 and $4.8 million for 1997 and 1996. Future minimum lease commitments for non-cancelable operating leases with initial or remaining terms in excess of one year are as follows: 1999 - $5.0 million; 2000 - $3.7 million; 2001 - $2.6 million; 2002 - $1.6 million; 2003 - $1.1 million and thereafter - $.7 million.

Note 5 - Financing Arrangements
------   ----------------------

        Financing arrangements are summarized as follows (In thousands):

                                                          December 31,
                                                      --------------------
                                                       1998          1997
                                                       ----          ----

          Revolving credit agreements                $29,181       $ 94,101
          Notes payable collateralized by
           Contracts receivable:
            Fairfield Capital Corporation Notes       43,574         60,147
            Fairfield Funding Corporation Notes          -           12,330
            Notes payable - other                      6,686          3,503
                                                     -------       --------
                                                     $79,441       $170,081
                                                     =======       ========

        During 1998, the Company reduced the borrowings outstanding under certain of its financing arrangements as a result of financing arrangements available to the Qualifying Special Purpose Entities (see Note 2).

      Revolving Credit Agreements
      ---------------------------

     At December 31, 1998, the Company's Amended and Restated Revolving Credit Agreements (the "Credit Agreements") provide borrowing availability of up to $80.0 million (including up to $11.0 million for letters of credit, of which $4.6 million is outstanding at December 31, 1998) and mature in October 2001. At December 31, 1998, borrowings under the Credit Agreements bear interest at variable rates ranging from the base rate minus .25% to the base rate minus .75% (weighted average stated interest rate of 7.0% at December 31, 1998). Borrowings under the Credit Agreements are collateralized by contracts receivable and certain construction work-in-process, with an aggregate book value of $141 million at December 31, 1998. At December 31, 1998, the Company's borrowing availability under its Credit Agreements totaled $45.7 million.

     Notes Payable Collateralized by Contracts Receivable
     ----------------------------------------------------

     Fairfield Capital Corporation  ("FCC"), is a wholly owned subsidiary of FAC
- Nevada. Borrowings under the FCC Credit Agreement mature principally within 47 months and bear interest at varying rates, based on commercial paper rates. The weighted average stated interest rate on the FCC Notes was 5.77% at December 31, 1998. At December 31, 1998, contracts receivable totaling $56.0 million collateralized the FCC Notes. Contractual maturities within the next five years of contracts receivable which serve as collateral for and will be used to reduce notes payable as follows: 1999 - $7.9 million; 2000 - $8.9 million; 2001 - $10.0 million; 2002 - $9.5 million and 2003 - $5.3 million.

     In February 1998, FAC - Nevada entered into an interest rate swap with its primary lender, which provides for a fixed interest rate of 5.63% on up to $50.0 million of FCC Notes. This agreement is subject to the scheduled amortization of a pool of contracts receivable and will expire in February 2002.

     Notes Payable - Other
     ---------------------

     At December 31, 1998, notes payable - other consisted primarily of a $5.2 million borrowing secured by the Company's corporate office building in Little Rock, Arkansas. This borrowing matures in December 2003 and bears interest at 6.9%. Scheduled principal repayments are as follows: 1999 - $.2 million; 2000 - $.2 million; 2001 - $.2 million; 2002 - $.3 million and 2003 - $4.3 million.

Note 6 - Deferred Revenue - Estimated Costs to Develop Land Sold
------   -------------------------------------------------------

     At December 31, 1998, estimated cost to complete development work in subdivisions from which lots had been sold totaled $13.5 million. The estimated cost to complete development work within the next five years is as follows: 1999
- $.3 million; 2000 - $.3 million; 2001 - $.4 million; 2002 - $.3 million and 2003 - $.5 million.

Note 7 - Income Taxes
------   ------------

     At December 31, 1998, the Company had net operating loss carryforwards totaling $108.4 million which reflect the amount available to offset taxable income in future periods. Under limitations imposed by Internal Revenue Code
Section 382 ("Section 382"), certain potential changes in ownership of the Company, which may be outside the Company's knowledge or control, may restrict future utilization of these carryforwards. More specifically, changes in ownership occurring within a rolling three-year period, taking into consideration filings with the Securities and Exchange Commission on Schedules 13D and 13G by holders of 5% or more of Fairfield's Common Stock, whether involving the acquisition or disposition of Fairfield's Common Stock, may impose a material limitation on the Company's use of these carryforwards. If an ownership change triggers the Section 382 limitations, the annual limitation imposed on the use of pre-change carryforwards under present law is an amount equal to the value of the Company immediately before the ownership change multiplied by the federally prescribed long-term tax-exempt rate for the period in which the change occurs. At December 31, 1998, net operating loss carryforwards which are available to offset regular taxable income, if not utilized, expire as follows: 2005 - $12.6 million; 2006- $8.0 million; 2007 - $14.5 million; 2008 - $6.3 million; 2009 - $3.5 million; 2010 - $22.7 million;
2011 - $24.2 million; 2012 - $7.2 million and 2018 - $9.4 million.

        Components of the provision for income taxes are as follows (In thousands):

                                            Year Ended December 31,
                                   ---------------------------------------
                                     1998            1997             1996
                                     ----            ----             ----
          Current:
            Federal                $ 8,356         $ 2,779           $   254
            State                      541             164               426
                                   -------         -------           -------
                                     8,897           2,943               680
                                   -------         -------           -------

          Deferred:
            Federal                 14,111          14,050            11,380
            State                    2,901           2,734             1,280
                                   -------         -------           -------
                                    17,012          16,784            12,660
                                   -------         -------           -------
                                   $25,909         $19,727           $13,340
                                   =======         =======           =======

     During 1997, the Company recorded a tax benefit of approximately $1.4 million related to the extraordinary loss resulting from early extinguishment of substantially all of Vacation Break's debt. During 1996, the Company recognized the utilization of pre-confirmation income tax attributes totaling $19.1 million.

        Components of the variance between taxes computed at the expected federal statutory income tax rate and the provision for income taxes are as follows (In thousands):
                                                  Year Ended December 31,
                                            ----------------------------------
                                              1998          1997         1996
                                              ----          ----         ----

        Statutory tax provision             $24,338       $15,085      $12,405
        State income taxes, net of
         Federal benefit                      2,237         1,720        1,109
        Impact of merger expenses               -           2,294          -
        Other                                  (666)          628         (174)
                                            -------       -------      -------
          Provision for income taxes        $25,909       $19,727      $13,340
                                            =======       =======      =======

        Significant  components of the Company's deferred tax assets (deductible
temporary   differences)  and  deferred  tax  liabilities   (taxable   temporary
differences) consisted of the following (In thousands):

                                                         December 31,
                                                   ------------------------
                                                      1998           1997
                                                      ----           ----
          Deferred tax assets:
            Net operating loss carryforwards        $ 40,397       $ 38,259
            Loan and cancellation loss reserves        7,672          8,308
            Deferred revenue                           6,267          4,619
            Tax over book basis in inventory
             and fixed assets                          2,975            724
            Credit carryforwards                      12,694          4,338
            Other                                      4,376          3,271
                                                    --------       --------
                                                      74,381         59,519
                                                    --------       --------
          Deferred tax liabilities:
            Installment sales                         90,234         68,234
            Other                                      3,617          1,558
                                                    --------       --------
                                                      93,851         69,792
                                                    --------       --------
          Net deferred tax liabilities              $(19,470)      $(10,273)
                                                    ========       ========
Note 8 - Other Liabilities
------   -----------------

        Other liabilities consisted of the following (In thousands):

                                                            December 31,
                                                        -------------------
                                                          1998       1997
                                                          ----       ----
          Accrued employee compensation and benefits    $17,592    $15,165
          Accrued income taxes                            8,687      2,293
          Accrual for Discovery fulfillment               6,299      5,588
          Deposits associated with sales contracts        3,302      6,639
          Accrued association subsidies                   3,154      1,549
          Other                                          16,883     14,995
                                                        -------    -------
                                                        $55,917    $46,229
                                                        =======    =======

Note 9 - Stockholders' Equity
------   --------------------

   Fairfield is authorized to issue 100 million shares of Common Stock, par value of $.01 per share. During 1997, Fairfield's Board of Directors declared two-for-one and three-for-two common stock splits. In connection with these stock splits, the par value of the additional shares resulting from the splits, totaling $304,000, was reclassified from paid-in capital to common stock.

     In August 1998, Fairfield's Board of Directors authorized the repurchase of up to $20.0 million of Common Stock. Repurchased shares of Common Stock are accounted for as treasury shares of the Company, and may be used to meet the Company's obligations under its employee stock option plans or for other corporate purposes. At December 31, 1998, the Company had repurchased 1,991,601 shares of Common Stock at an aggregate cost, including commissions, of $20.0 million.

     In 1996, the Company issued from treasury, 180,000 shares of Common Stock to the Chief Executive Officer subject to restriction and risk of forfeiture (the "Restricted Stock"). The Restricted Stock was issued at no cost to the Chief Executive Officer, in substitution for certain other compensation arrangements and vested as to one-half of the shares on each of the first and second anniversaries of the date of grant. At issuance of the Restricted Stock, unearned compensation equivalent to the market value at the date of grant was charged to stockholders' equity and amortized to compensation expense over the restricted period. During 1998, Fairfield acquired a total of 59,310 shares of its Common Stock ("Surrendered Shares") in settlement of federal and state withholding taxes pursuant to the issuance of the Restricted Stock. The cost to the Company related to the Surrendered Shares is reflected in "Treasury stock" in the Consolidated Balance Sheet and Consolidated Statement of Stockholders' Equity.

     In 1996, the Company completed an underwritten public offering of 2,700,000 shares of Common Stock at a price of $7.21 per share. The net proceeds totaling $17.7 million were used to repay certain indebtedness and to temporarily pay down the outstanding indebtedness under the Company's revolving credit agreements.

     At December 31, 1998, five million shares of Preferred Stock with a par value of $.01 per share were authorized, none of which have been issued. One million shares of Preferred Stock, which have been designated as the Series A Junior Participating Preferred Stock, have been reserved for possible issuance in connection with Fairfield's Rights Agreement as discussed below. The rights and preferences of the remaining shares of authorized but unissued Preferred Stock are to be established by Fairfield's Board of Directors at the time of issuance.

     Fairfield has a Rights Agreement which provides for the issuance of one-third of a right for each outstanding share of Fairfield's Common Stock. The rights, which entitle the holder to purchase from Fairfield one one-hundredth of a share of Series A Junior Participating Preferred Stock at $25 per share, become exercisable (i) ten business days after a person becomes the beneficial holder of 20% or more of Fairfield's Common Stock or (ii) ten business days following the commencement of a tender or exchange offer for at least 20% of Fairfield's Common Stock. Fairfield may redeem the rights at $.01 per right under certain circumstances. The rights expire on September 1, 2002.

     Certain of the Company's financing arrangements contain restrictive covenants relating to the maintenance of certain financial ratios and other financial requirements. Under the most restrictive covenants, the Company is prohibited from paying dividends or making other distributions of its Common Stock.

Note 10 - Earnings per Share
-------   ------------------

         The following table sets forth the computation of basic and diluted earnings per share ("EPS") (In thousands, except per share data):

                                                     Year Ended December 31,
                                                 -----------------------------
                                                   1998        1997      1996
                                                   ----        ----      ----
 Numerator:
   Net income before extraordinary loss          $43,628     $23,372   $22,103
   Extraordinary loss from early
    extinguishment of debt                           -         2,195       -
                                                 -------     -------   -------
   Numerator for basic and diluted EPS           $43,628     $21,177   $22,103
                                                 =======     =======   =======
 Denominator:
   Denominator for basic EPS -
    weighted average shares                       44,544      44,200    40,558
   Effect of dilutive securities:
     Options and warrants                          1,727       1,626     1,600
     Common stock held in escrow                     575         366       366
     Restricted common stock                         -            90       180
     Other                                           -           -         561
                                                 -------     -------   -------
  Dilutive potential common shares                 2,302       2,082     2,707
                                                 -------     -------   -------
  Denominator for diluted EPS - adjusted
     weighted-average shares and
     assumed conversions                          46,846      46,282    43,265
                                                 =======     =======   =======
Basic earnings per share                            $.98        $.48      $.54
                                                    ====        ====      ====
Diluted earnings per share                          $.93        $.46      $.51
                                                    ====        ====      ====

Note 11 - Segment Disclosures
-------   -------------------

         The Company, which is organized based on products and services offered, operates one reportable segment Vacation Ownership operations. This segment derives its revenues from the sale of VOIs and from the associated interest income on contracts receivable generated by the Company's financing of VOI sales. The Company evaluates performance and allocates resources based on operating profit before income taxes. This basis includes depreciation expense; however, the related property and equipment are not allocated to the segment level.

         Segment assets include all contracts receivable. In addition, for the consolidated financial statement presentation, portions of interest income and interest expense allocated to the segment are included in "Net interest income and fees from qualifying special purpose entities" in the Consolidated Statement of Earnings.

         The following table summarizes VOI segment information for the periods indicated (In thousands):
                                             Year Ended December 31,
                                         ------------------------------
                                              1998            1997
                                              ----            ----

        VOI revenue, net                    $301,119        $256,141
        Interest income                       49,575          37,179
        Interest expense, net                 14,346          10,353
        Depreciation expense                   2,480           1,484

         The difference in interest income and interest expense for the year ended December 31, 1998 reported by the segment and consolidated interest income and expense of $33.9 million and $8.5 million, respectively, is attributable to interest income and interest expense recorded by the QSPEs. The difference between depreciation expense reported by the segment and consolidated depreciation expense for the same time period is attributable to depreciation expense by non-reportable operating segments or business activities.

Reconciliation to consolidated totals (In thousands):
----------------------------------------------------

                                          Year Ended December 31,
                           -----------------------------------------------------
                                    1998                          1997
                           ------------------------  ---------------------------
                                        Earnings                     Earnings
                           Revenues   Before Taxes   Revenues      Before Taxes
Total segment revenue
 and operating profit,
 respectively              $356,188    $ 90,161      $290,050        $ 80,741
Other revenues and other
 operating  profit,
 respectively                57,625     (20,560)       56,129         (37,642)
Adjustment to interest income
 and net interest and fees
 from  QSPEs                 (5,920)        (64)          -               -
                           --------    --------      --------        --------
Consolidated revenues and
 earnings before taxes and
 extraordinary loss,
 respectively              $407,893    $ 69,537      $346,179        $ 43,099
                           ========    ========      ========        ========

         Other revenues consist primarily of resort management revenue and home sales for the year ended December 31, 1998. Other operating profits for the same time period includes general and administrative expenses, which are not allocated on a segment basis.

                                                         December 31,
                                                 ---------------------------
                                                  1998                 1997
                                                  ----                 ----
Reportable segment total assets                $ 484,015             $398,663
Other assets                                     108,856               65,269
Adjustment to contracts receivable,
 allowance for loan losses and
 investments in and net amounts
 due from QSPEs                                 (161,778)                 -
                                               ---------             --------
Total consolidated assets                      $ 431,093             $463,932
                                               =========             ========

         Other assets consists primarily of property and equipment, real estate inventories - homes, and unamortized costs in excess of net assets acquired.

         All revenue and assets of Fairfield's reportable segment are attributed to or located in the United States. The Company does not have any customers which represents ten percent or more of its consolidated revenues.

Note 12 - Employee Benefit Plans
-------   ----------------------

        Savings/Profit Sharing Plan
        ---------------------------

        The Savings/Profit Sharing Plan (the "Plan") covers substantially all employees with one year or more of credited service, and participants are fully vested after seven years of credited service. The Plan includes a profit sharing feature, with annual employer discretionary contributions, and a 401(k) feature, which allows employee elected salary deferrals, with the Company currently matching a portion of such deferrals. The amount charged to expense related to the Plan totaled $3.4 million, $2.0 million and $1.2 million for 1998, 1997 and 1996, respectively.

        Excess Benefit Plan
        -------------------

        The Excess Benefit Plan is a non-qualified, unfunded plan established to provide qualifying employees with benefits to compensate for certain limitations imposed by federal law on the amount of compensation which may be considered in determining employer contributions to participants' accounts under the Savings/Profit Sharing Plan. Participants' accounts under the Excess Benefit Plan are credited with amounts that, except for the limits of the Internal Revenue Code, would have been contributed to such participants' accounts under the Savings/Profit Sharing Plan. Participants' accounts under the Excess Benefit Plan vest in accordance with the vesting schedule for profit sharing accounts under the Savings/Profit Sharing Plan. Interest is credited to the participants' accounts annually. The expense associated with the Excess Benefit Plan was $0.3 million for each of 1998 and 1997 and $0.1 million for 1996.

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

     Option and Warrant Plans
     ------------------------

     The 1992 Warrant Plan, as amended, (the "1992 Plan") provides for the grant of non-qualified stock warrants to purchase up to 2,587,000 shares of Fairfield's Common Stock at prices not less than the fair market value of such shares at the date of grant. The stock warrants generally become exercisable over one to five years from the date of grant and must be exercised within ten years from the date of grant.

     In 1997, the Company's stockholders approved the 1997 Stock Option Plan (the "1997 Plan"). Under the terms of the 1997 Plan, non-qualified stock options to purchase a maximum of 1,650,000 shares of the Company's Common Stock may be granted at prices not less than the fair market value of such shares at the date of grant. The stock options generally become exercisable over two to five years from the date of grant and must be exercised within ten years from the date of grant. On May 21, 1998, the Company's stockholders approved an amendment to the 1997 Plan to increase the maximum number of shares of Common Stock that may be issued pursuant to the exercise of options granted under the 1997 Plan by 1,000,000 shares.

        The following table summarizes the activity under the Company's option and warrant plans (shares in thousands):
                                                         Weighted Average
                                  Shares                 Price Per Share
                           ------------------------ ---------------------------
                            1998    1997    1996      1998      1997     1996
                            ----    ----    ----      ----      ----     ----
Outstanding at beginning
 of year                   4,802   3,103   3,028     $ 5.66   $ 2.03    $1.52
Granted                      -     2,299     674       N/A     10.78     3.83
Exercised                 (1,179)   (380)   (488)      4.31     3.51     1.28
Forfeited                   (102)   (220)   (111)     14.48     6.70     1.68
                          ------   -----   -----     ------   ------    -----
Outstanding at end
 of year                   3,521   4,802   3,103       5.45     5.66     2.03
                          ======   =====   =====
Exercisable at end
 of year                   1,918   2,739   1,779
                          ======   =====   =====
Reserved for future
 issuance                  1,320     220     107
                          ======   =====   =====

        The following table summarizes information concerning outstanding and exercisable stock options and warrants as of December 31, 1998 (shares in thousands):

             Outstanding                                    Exercisable
-----------------------------------------------------  ------------------------
                                Weighted
                                 Average     Weighted                 Weighted
                    Number      Remaining    Average      Number      Average
   Range of       of Shares    Contractual   Exercise    of Shares    Exercise
Exercise Prices  Outstanding      Life        Price     Exercisable     Price
---------------  -----------      ----        -----     -----------     -----
 Less than $2       1,533       4.2 years    $ 1.01        1,533        $1.01
   $2 - $9            508       6.2 years      3.53          385         3.95
 $10 or more        1,480       8.5 years     10.71          -             -
                    -----                                  -----
                    3,521                                  1,918
                    =====                                  =====

     The Company has elected to account for stock options and warrants as prescribed by the provisions of Accounting Principles Board Opinion No. 25 versus the alternative fair value accounting provided for under SFAS No. 123 "Accounting for Stock-Based Compensation". Accordingly, the Company does not recognize compensation expense on the issuance of its stock options and warrants as the option terms are fixed and the exercise price equals the market price of the underlying stock on date of grant.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its stock options and warrants under the fair value method. The fair value of these options and warrants was estimated at date of grant using a Black Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996, respectively: risk free interest rates of 6.6% and 6.5%; dividend yields of 0% for each year presented; volatility factors of the expected market price of the Company's Common Stock of 43.8 and 44.5; and the weighted-average expected life of the options and warrants of six years in 1997 and 1996. The weighted-average fair value of the options and warrants granted in 1997 and 1996 was $4.90 and $2.07, respectively.

        For purposes of pro forma disclosures, the estimated fair value of stock options and warrants is amortized to expense over their respective vesting periods. The pro forma net earnings and earnings per share, assuming the Company had elected to account for its stock options and warrants in accordance with SFAS No. 123, would have been $42.3 million or $.91 per diluted share, $19.6 million or $.42 per diluted share and $21.5 million or $.50 per diluted share, for 1998, 1997 and 1996, respectively. Such pro forma effects are not necessarily indicative of the effect on future years.

Note 13 - Supplemental Information
-------   ------------------------

        Other revenues consisted of the following (In thousands):

                                                Year Ended December 31,
                                            -------------------------------
                                             1998        1997         1996
                                             ----        ----         ----
          Home sales                       $12,252     $11,124      $ 8,752
          Lot sales                          8,155       8,060        8,735
          FairShare Plus conversion fees     2,494       2,069        1,076
          Other                              3,008       3,369        4,999
                                           -------     -------      -------
                                           $25,909     $24,622      $23,562
                                           =======     =======      =======

        Other expenses consisted of the following (In thousands):

                                               Year Ended December 31,
                                          --------------------------------
                                            1998        1997         1996
                                            ----        ----         ----
          Home cost of sales              $10,796     $ 9,800      $ 8,145
          Subsidies to property
           owner associations               2,488         686          874
          Lot cost of sales                 2,335       2,170        2,068
          FairShare Plus conversion
           commissions                      1,222         706          462
          Other                             1,607       4,621        5,274
                                          -------     -------      -------
                                          $18,448     $17,983      $16,823
                                          =======     =======      =======

        Included in other assets at December 31, 1998 and 1997 are (i) costs in excess of net assets acquired of $4.9 million and $4.8 million, respectively, related primarily to the 1997 acquisition of the remaining minority interests in certain of Vacation Break's joint ventures, (ii) prepaid assets of $4.9 million and $4.7 million, respectively, and (iii) unamortized capitalized financing costs of $3.0 million and $2.4 million, respectively.

Note 14 - Contingencies
-------   -------------

     During 1993, two lawsuits (the "Recreation Fee Litigation") were filed against Fairfield in the District Court of Archuleta County, Colorado. The Recreation Fee Litigation, which seeks certification as class actions, alleges that Fairfield wrongfully imposed an annual recreation fee on owners in Fairfield's Pagosa, Colorado development. The Recreation Fee Litigation seeks, among other things, refund, with interest, of recreation fees collected by Fairfield (estimated to total in excess of $600,000), damages, punitive damages and attorneys' fees. Two additional related lawsuits were subsequently filed in the Archuleta County District Court: the Fiedler case, filed in October 1994, concerns two lots, while the Lobdell case, filed in November 1994, is a purported class action. By orders dated June 19, 1998, the Colorado District Court generally denied plaintiffs' motions for summary judgments and granted Fairfield's motions for summary judgments in all of the cases. Attorneys for the plaintiffs have filed motions to disqualify the state court judge and to vacate the June 19, 1998 summary judgment orders.

     In 1993, Charlotte T. Curry, who purchased a lot from Fairfield under an installment sale contract subsequently sold to First Federal Savings and Loan Association of Charlotte ("First Federal"), previously a wholly-owned subsidiary of Fairfield, filed suit against First Federal, initially alleging breach of contract, breach of fiduciary duty and unfair trade practices. The litigation contested Fairfield's method of calculating refunds for lot purchasers whose installment sale contracts were cancelled due to their defaults. The Curry lawsuit sought damages, punitive damages, treble damages under North Carolina law for unfair trade practices, prejudgment interest and attorneys' fees and costs. By order dated July 6, 1994, the court dismissed most claims, primarily based on statutes of limitations, except for the claim asserting unfair trade practices. By order filed September 15, 1995, the court denied plaintiff's motion for class certification, which decision was upheld by the North Carolina Court of Appeals, with the Supreme Court of North Carolina declining to grant discretionary review. In April 1998, Ms. Curry dismissed the lawsuit. On January 7, 1998, the plaintiff's attorneys filed another lawsuit (the Scarvey lawsuit), currently pending in Superior Court in Mecklenburg County, North Carolina, as a purported class action, against First Federal, alleging matters similar to the original complaint in the Curry case and seeking similar damages. The Scarvey case seeks to relitigate the North Carolina courts' refusal to certify the Curry case as a class action and asserts that the Curry case tolled the statute of limitations for Ms. Scarvey's claims, which are alleged to post-date Ms. Curry's claims. Under the Stock Purchase Agreement for the sale of First Federal, Fairfield agreed to indemnify the buyer against any liability in the Curry litigation. Fairfield does not believe that it is obligated under the Stock Purchase Agreement to indemnify the buyer of First Federal for the Scarvey litigation, but the buyer has filed a third party action against Fairfield contesting Fairfield's interpretation of the Stock Purchase Agreement and asserting other common law and statutory grounds for indemnification.

     During the first quarter of 1997, the Company transferred $7.9 million in cash and the assets collateralizing the 10% Senior Subordinated Secured Notes (the "FCI Notes"), with an appraised market value of $7.2 million (the "Real Estate Collateral"), in settlement of the FCI Notes. The indenture trustee, at the direction of the majority noteholders, filed suit in the United States District Court for the Southern District of New York, contesting the Company's method of satisfying this obligation and claiming a default under the indenture securing the FCI Notes. This action alternatively (a) disputed the Company's right to transfer the Real Estate Collateral in satisfaction of the FCI Notes, seeking instead a cash payment of $7.2 million, plus penalty interest and the fees and expenses of the action, or (b) disputed the $7.9 million cash transfer, seeking instead the issuance of 1,764,706 shares of Fairfield's Common Stock (the "Contested Shares"), previously reserved for issuance if a deficiency resulted on the FCI Notes at maturity. Pursuant to the indenture for the FCI Notes, the noteholders are entitled to retain, as a premium, up to $2.0 million from the proceeds of the collateral transferred in satisfaction of the FCI Notes (including, if applicable, shares of Fairfield's Common Stock) in excess of the amount of principal and accrued interest due at maturity. The indenture trustee has asserted that the $2.0 million premium limit is not applicable to the Contested Shares, accordingly claimed entitlement to all of the Contested Shares and on September 24, 1997 filed a motion seeking to require the immediate issuance and sale of the Contested Shares, with the proceeds to be held in escrow, pending the outcome of the litigation. The Company opposed the indenture trustee's motion and requested summary judgment, asserting that the noteholders were not entitled to any of the Contested Shares. The indenture trustee indicated that the Real Estate Collateral was sold for approximately $4.4 million. The court on April 24, 1998 entered an order denying the relief sought by the indenture trustee and granting the Company's motion for summary judgment. The indenture trustee appealed the court's order to the Court of Appeals for the Second Circuit, which heard oral argument on January 13, 1999. The Contested Shares are not included in the number of shares outstanding for earnings per share or other purposes.

     On March 28, 1997, a lawsuit was filed against Vacation Break in the Circuit Court for Pinellas County, Florida by Market Response Group & Laser Company, Inc. ("MRG&L") alleging that Vacation Break and others conspired to boycott MRG&L and fix prices for mailings in violation of the Florida Antitrust Act, and in concert with others, engaged in various acts of unfair competition, deceptive trade practices and common law conspiracy. The complaint also alleges that Vacation Break breached its contract with MRG&L, that Vacation Break misappropriated proprietary information from MRG&L and that Vacation Break interfered with, and caused other companies to breach their contracts with MRG&L. The complaint demands that Vacation Break indemnify MRG&L for costs incurred by it to defend a 1996 Federal Trade Commission action. While the Company cannot calculate the total amount of damages sought by MRG&L, it appears from the initial complaint, and subsequent submissions by MRG&L's counsel, to be substantially in excess of $50.0 million.

     The Company intends to vigorously defend this action and has filed a separate action in federal District Court asserting various antitrust tying and other claims against MRG&L and related parties. Under the terms of the Principal Stockholders Agreement, entered into in connection with the acquisition of Vacation Break, Fairfield has been indemnified for (a) 75% of the damages which may be incurred in connection with the defense of the MRG&L litigation and (b) 25% of the expense incurred in defending the MRG&L litigation, in excess of the June 30, 1997 reserve on Vacation Break's books, with the maximum amount of indemnification to be $6.0 million. Such indemnification agreement has been collateralized by, and recourse under the indemnity agreement is limited to, the pledge of shares of Fairfield's Common Stock, valued as of December 18, 1997 (adjusted for stock splits and certain other similar items), at an indemnification value of $21.59375 per share, and the proceeds thereof. Any shares of Common Stock the Company receives under the indemnification agreement will reduce the number of shares outstanding. The amount of any settlement, adverse judgement or defense costs, in excess of amounts accrued, would be charged to operations, notwithstanding the availability of indemnification under the Principal Stockholders Agreement.

     The Company is involved in various other claims and lawsuits arising in the ordinary course of business. However, management believes the outcome of these matters will not have a materially adverse effect on the Company's financial position or results of operations.

Note 15 - Fair Value of Financial Instruments
-------   -----------------------------------

     The estimated fair value amounts presented herein have been determined by the Company using relevant market information and appropriate valuation methodologies. However, as these estimates are subjective in nature and involve uncertainties and significant judgment, they are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.

     The carrying value of cash and cash equivalents, restricted cash and accounts payable approximate fair value due to the relatively short-term nature of the financial instruments. The carrying amount of the investment in and net amounts due from qualifying special purpose entities approximates fair value based on valuation models using risk adjusted interest rates, estimated pre-payments, the cost of servicing and net transaction costs. The carrying amounts of receivables approximates fair value based on valuation models using risk adjusted interest rates and historical pre-payment experiences to be received on similar current receivables. The fair value of the interest rate swap agreements approximates carrying value based on valuation models using risk adjusted interest rates.

     The carrying amounts of the Company's borrowings with variable interest rates approximated their fair values at December 31, 1998 and 1997. The carrying amounts of the Company's borrowings with fixed interest rates totaled $5.2 million and $14.3 million at December 31, 1998 and 1997, respectively. The fair values of these borrowings totaled $5.0 million and $14.2 million at December 31, 1998 and 1997, respectively, and were estimated using discounted cash flow analyses based on the Company's current borrowing rates, or other appropriate market rates, for similar types of borrowing arrangements.

Note 16 - Unaudited Consolidated Quarterly Financial Data
-------   -----------------------------------------------
(Dollars in thousands, except per share data)

                                           Year Ended December 31, 1998
                                      --------------------------------------
                                       First    Second     Third     Fourth
                                      Quarter   Quarter   Quarter    Quarter
                                      -------   -------   -------    -------

Total revenues                        $85,939  $107,984  $112,737   $101,233
Total expenses                         72,287    86,647    93,522     85,900
                                      -------  --------  --------   --------
Earnings before provision
 for income taxes                      13,652    21,337    19,215     15,333
Provision for income taxes              5,247     8,199     6,975      5,488
                                      -------  --------  --------   --------
Net earnings                          $ 8,405  $ 13,138  $ 12,240   $  9,845
                                      =======  ========  ========   ========
Basic earnings per share                 $.19      $.29      $.27       $.23
                                         ====      ====      ====       ====
Diluted earnings per share               $.18      $.28      $.26       $.22
                                         ====      ====      ====       ====


                                            Year Ended December 31, 1997
                                      ---------------------------------------
                                       First     Second    Third     Fourth
                                      Quarter    Quarter  Quarter    Quarter
                                      -------    -------  -------    -------

Total revenues                        $68,784    $95,110  $99,274    $83,011
Total expenses                         58,999     78,056   80,833     85,192
                                      -------    -------  -------    -------
Earnings (loss) before provision for
  income taxes and extraordinary loss   9,785     17,054   18,441     (2,181)
Provision for income taxes              3,734      6,710    7,342      1,941
                                      -------    -------  -------    -------
Net earnings (loss) before
 extraordinary loss                     6,051     10,344   11,099     (4,122)
Extraordinary loss from early
 extinguishment of debt, net of
 income tax benefit of $1,379             -          -        -        2,195
                                      -------    -------  -------    -------
Net earnings (loss)                   $ 6,051    $10,344  $11,099    $(6,317)
                                      =======    =======  =======    =======

Basic earnings (loss) per share:
  Earnings (loss) before
   extraordinary loss                    $.14       $.24     $.25      $(.09)
  Extraordinary loss                       -          -        -         .05
                                         ----       ----     ----      -----
  Net earnings (loss)                    $.14       $.24     $.25      $(.14)
                                         ====       ====     ====      =====

Diluted earnings (loss) per share:
  Earnings (loss) before
   extraordinary loss                    $.13       $.23     $.23      $(.09)
  Extraordinary loss                       -          -        -         .05
                                         ----       ----     ----      -----
  Net earnings (loss)                    $.13       $.23     $.23      $(.14)
                                         ====       ====     ====      =====


        In conjunction with the closing of the Vacation Break merger in the fourth quarter of 1997, the Company recorded merger costs of $16.9 million ($12.8 million after taxes), of which $3.6 million ($2.2 million after taxes) related to the extraordinary loss resulting from early extinguishment of substantially all of Vacation Break's debt.

        Certain  amounts in the unaudited  consolidated  financial data of prior
quarters  have  been   reclassified  to  conform  to  the  1998  fourth  quarter
presentation.