Form 10-K, Exhibit 13
period 1999-12-31
FAIRFIELD COMMUNITIES INC
filed 2000-03-27
CIK 276189

FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                             SELECTED FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                         Year Ended December 31,
                             ------------------------------------------------
                               1999      1998      1997      1996      1995
                               ----      ----      ----      ----      ----
Operating Data: (1)(2)
Revenues:
  Vacation ownership
   interests, net            $370,766  $301,119  $256,141  $194,612  $125,751
  Resort management            43,679    37,210    28,237    26,987    22,264
  Interest                     29,378    33,916    37,179    28,651    23,815
  Net interest income and fees
   from qualifying special
   purpose entities            20,524     9,739       -         -         -
    Other                      27,389    25,909    24,622    23,562    27,691
                             --------  --------  --------  --------  --------
                             $491,736  $407,893  $346,179  $273,812  $199,521
                             ========  ========  ========  ========  ========

Net earnings                  $56,865   $43,628   $21,177   $22,103   $13,874
                              =======   =======   =======   =======   =======

Earnings before merger costs
 and extraordinary loss       $56,865   $43,628   $34,009   $22,103   $13,874
                              =======   =======   =======   =======   =======

Net earnings per share:
    Basic                       $1.29      $.98      $.48      $.54      $.37
                                =====      ====      ====      ====      ====
    Diluted                     $1.25      $.93      $.46      $.51      $.35
                                =====      ====      ====      ====      ====

Earnings per share before merger
 costs and extraordinary loss:
    Basic                       $1.29      $.98      $.77      $.54      $.37
                                =====      ====      ====      ====      ====
    Diluted                     $1.25      $.93      $.73      $.51      $.35
                                =====      ====      ====      ====      ====

Weighted average shares outstanding:
    Basic                      44,041    44,544    44,200    40,558    37,691
                               ======    ======    ======    ======    ======
    Diluted                    45,565    46,846    46,282    43,265    39,888
                               ======    ======    ======    ======    ======

Balance Sheet Data (at period end): (1)(2)
 Receivables, net            $234,061  $202,849  $296,699  $227,627  $188,250
 Total assets                 498,636   431,093   463,932   385,570   320,112
 Total financing arrangements  53,537    79,441   170,081   113,295   117,763
 Stockholders' equity         282,955   222,630   187,182   162,125   100,485


(1) In 1998, the Company incorporated two qualifying special purpose entities for the specific purpose of purchasing contracts receivable from the Company. During 1999 and 1998, the Company sold $133.2 million and $212.7 million, respectively, of contracts receivable to the qualifying special purpose entities. At December 31, 1999 and 1998, the qualifying special purpose entities held contracts receivable totaling $225.9 million and $172.1 million, respectively, with related borrowings of $187.6 million and $142.9 million, respectively.

(2) In 1997, Fairfield consummated the merger with Vacation Break U.S.A., Inc. which was accounted for as a pooling of interests and, accordingly, all prior period consolidated financial information has been restated as if the merger took place at the beginning of the earliest period presented. In conjunction with the merger, Fairfield recorded merger costs of $16.9 million ($12.8 million after taxes), of which $3.6 million ($2.2 million after taxes) related to the extraordinary loss resulting from the early extinguishment of substantially all of Vacation Break's debt.

Item 2 - Management's Discussion and Analysis of Financial Condition and Results
------   -----------------------------------------------------------------------
          of Operations
          -------------

RESULTS OF OPERATIONS

     Fairfield Communities, Inc. ("Fairfield", and together with its consolidated subsidiaries, the "Company") currently owns and/or operates 33 resorts located in 12 states and the Bahamas. Of these resorts, which are in various stages of development, 23 are located in destination areas with popular vacation attractions and 10 are located in scenic regional locations. During 1999, the Company began sales operations on a start-up basis at its six newest destination resorts to be developed in Sedona, Arizona; Durango, Colorado; Daytona Beach, Florida; Destin, Florida; Las Vegas, Nevada and Gatlinburg, Tennessee.

     In 1997, the Company acquired all of the outstanding common stock of Vacation Break U.S.A., Inc. ("Vacation Break") in exchange for approximately
10.6 million shares of the Company's Common Stock. The merger was accounted for as a pooling of interests and, accordingly, all prior period financial information was restated as if the merger took place at the beginning of the earliest period presented. In conjunction with the merger, the Company recorded merger costs of $16.9 million ($12.8 million after taxes), of which $3.6 million ($2.2 million after taxes) related to the extraordinary loss resulting from the early extinguishment of substantially all of Vacation Break's indebtedness. Additionally, in 1997, Fairfield acquired the remaining 45% minority interest in Vacation Break's joint ventures in the Palm Aire and Royal Vista resorts for $13.5 million in cash. These acquisitions have been accounted for as purchases and the results of operations of these resorts have been included in the consolidated financial statements from the date of acquisition.

     The following table sets forth certain consolidated operating information for the years ended December 31, 1999, 1998 and 1997:

                                                   Year  Ended December 31,
                                               ------------------------------
                                                 1999      1998         1997
                                                 ----      ----         ----
 As a percentage of total revenues:
   Vacation ownership interests, net             75.4%     73.8%        74.0%
   Resort management                              8.9       9.1          8.2
   Interest income                                6.0       8.3         10.7
   Net interest income and fees from
    qualifying special purpose
    entities                                      4.2       2.4           -
   Other revenue                                  5.5       6.4          7.1
                                                -----     -----        -----
                                                100.0%    100.0%       100.0%
                                                =====     =====        =====

 As a percentage of related revenues:
   Cost of sales - vacation ownership
    interests                                    25.9%     27.8%        26.5%
   Resort management                             79.5%     85.5%        87.1%
   Sales and marketing                           48.2%     46.9%        46.0%
   Provision for loan losses                      4.9%      4.7%         4.7%

 As a percentage of total revenues:
   General and administrative                     6.6%      7.2%         8.7%
   Depreciation and amortization                  1.6%      1.7%         1.5%
   Other expense                                  4.7%      4.5%         5.2%

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

     Gross revenues from vacation ownership interests ("VOIs") totaled $369.3 million, $304.1 million and $250.8 million for 1999, 1998 and 1997, respectively. Gross VOI revenues at the Company's destination resorts continue to be the largest dollar contributor to VOI sales, accounting for 80.8%, 77.4% and 80.3% of total VOI sales for 1999, 1998 and 1997, respectively. Management anticipates revenue growth trends will continue in 2000 as a result of the additional sales volumes to be realized from the Company's six newest destination resorts.

     Net VOI revenues increased to $370.8 million for the year ended December 31, 1999 from $301.1 million in 1998 and $256.1 million in 1997. Net VOI revenue growth trends were affected by the same factors that impacted gross VOI revenue growth trends, as well as revenue deferrals/recognition resulting from the percentage of completion method of accounting.

     Revenues relating to sales of VOIs in projects under construction are recognized using the percentage-of-completion method of accounting. Under this method of revenue recognition, revenues are recognized as construction progresses and costs are incurred. Measures of progress are based on the relationship of costs incurred to date, as compared to total estimated acquisition, construction and direct selling costs. The remaining revenue and related cost of sales are deferred and recognized as the remaining costs are incurred. As previously noted, the Company is currently in the development stage at certain of its projects and it is anticipated that VOI sales at these projects will generate deferred revenue as the Company completes sales at a more rapid pace than the completion of the related VOI units. At December 31, 1999, the Company had deferred revenue totaling $6.7 million, which will be recognized upon completion of the respective VOI units.

     The  following  table   reconciles  VOI  sales  recorded  to  VOI  revenues
recognized for the respective periods (In thousands):

                                             Year Ended December 31,
                                        ---------------------------------
                                          1999       1998         1997
                                          ----       ----         ----
 Vacation ownership interests           $369,265   $304,119     $250,802
 Add:  Deferred revenue at
        beginning of year                  8,225      5,225       10,564
 Less: Deferred revenue at
        end of year                       (6,724)    (8,225)      (5,225)
                                        --------   --------     --------
 Vacation ownership interests, net      $370,766   $301,119     $256,141
                                        ========   ========     ========

     VOI cost of sales, as a percentage of related net revenues, was 25.9%, 27.8% and 26.5% for the years ended December 31, 1999, 1998 and 1997, respectively. The decrease in 1999 was attributable to sales price increases initiated in February 1999 to partially offset higher product costs. The increase in 1998 was directly related to higher product costs (including beachfront property purchased at higher prices and increased construction costs) at certain of the Company's destination resorts.

     Sales and marketing expenses, as a percentage of related net revenues, were 48.2%, 46.9% and 46.0%, for the years ended December 31, 1999, 1998 and 1997, respectively. Exclusive of the Company's six newest destination resorts (all of which began "start-up" operations in the second quarter of 1999), sales and marketing expenses, as a percentage of related net revenues, were 47.1% for the year ended December 31, 1999. New sales operations typically experience lower operating margins in the start-up phase of operations as the Company develops its property owner base and establishes sales and marketing programs for each new location.

     The provision for loan losses, as a percentage of related net revenues, was 4.9% for the year ended December 31, 1999 and 4.7% for each of the years ended December 31, 1998 and 1997. The Company records a provision for estimated losses on uncollectible contracts receivable by a charge against earnings at the time of sale. Such provision is recorded at an amount based upon various factors, including the Company's historical cancellation experience, management's estimate of future losses and current economic factors. The Company maintains its allowance for contracts receivable at a level believed adequate by management based on periodic analyses of the contracts receivable portfolio.

     Resort Management
     -----------------

     Resort management revenues totaled $43.7 million, $37.2 million and $28.2 million for 1999, 1998 and 1997, respectively. The increases in resort management revenues is due primarily to (i) expansion of the Company's resort management services, including the sale of furnishings to independent resort operators and property owners' associations, (ii) continued growth in the number of units developed by the Company that remain under management and the respective management fees associated with this growth and (iii) increases in rental income.

     Resort management expenses totaled $34.7 million, $31.8 million and $24.6 million for 1999, 1998 and 1997, respectively. Resort management expenses, as a percentage of related revenues, were 79.5%, 85.5% and 87.1% for the years ended December 31, 1999, 1998 and 1997, respectively. This trend is primarily reflective of certain economies of scale realized by the Company as resort management revenues increased at a more rapid pace than the related resort management expenses.

     Interest
     --------

     For purposes of management's discussion of results of operations, net interest income includes (i) interest earned from the Company's receivable portfolio, (ii) net interest income and fees from the qualifying special purpose entities ("QSPEs") and (iii) interest expense from the Company's financing arrangements.

     During 1999 and 1998, the Company sold $133.2 million and $212.7 million, respectively, of contracts receivable to the QSPEs. At December 31, 1999 and 1998, the QSPEs held contracts receivable totaling $225.9 million and $172.1 million, respectively. The QSPEs primarily funded these purchases through advances under their various credit agreements, with $187.6 million and $142.9 million of borrowings outstanding at December 31, 1999 and 1998, respectively.

     Net interest income for the Company (including its QSPEs) totaled $43.5 million, $35.2 million and $26.8 million in 1999, 1998 and 1997, respectively. These increases are due primarily to (i) corresponding increases in the average outstanding balance of contracts receivable, which totaled $407.8 million in 1999, as compared to $339.5 million and $302.5 million during 1998 and 1997, respectively, (ii) an increase in the weighted average interest rate of the contracts receivable portfolio to 15.1% for the year ended December 31, 1999, as compared to 14.6% for each of the years ended December 31, 1998 and 1997, respectively, and (iii) a shift in funding sources from the Company's financing arrangements to the credit facilities of the QSPEs, which carry a lower weighted average cost of funds.

     The Company uses interest rate caps, interest rate swaps or similar instruments on a limited basis to manage the interest rate characteristics of certain of its outstanding financing arrangements to obtain a more desirable fixed rate basis and to limit the Company's exposure to rising interest rates. Interest rate differentials paid or received under the terms of these instruments are recognized as adjustments of interest expense related to the designated financing arrangements.

     General and Administrative
     --------------------------

     General and administrative expenses, as a percentage of total revenues, were 6.6%, 7.2% and 8.7% for 1999, 1998 and 1997, respectively. These decreases were due primarily to benefits realized from the continued integration of Vacation Break's operational infrastructure with that of the Company, which more than offset the costs associated with the 1998 relocation and additional other expenses of the Company's move of the executive offices to Orlando, Florida and the move of the credit and collection functions to Las Vegas, Nevada. The Company anticipates that general and administration expenses will increase, in absolute dollars, as the Company continues to invest in its management and organizational infrastructure, in addition to its information technology infrastructure, in order to more efficiently manage its anticipated VOI sales growth. Management will continue to monitor these expenses and anticipates that these expenses, as a percentage of total revenues, will remain consistent in future periods.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents of the Company increased $12.7 million from December 31, 1998 to December 31, 1999. Cash provided by operating activities totaled $124.7 million, $67.8 million and $44.0 million in 1999, 1998 and 1997, respectively. The single largest use of cash from operating activities involves the increase in real estate inventories which totaled $5.5 million, $35.3 million and $16.6 million in 1999, 1998, and 1997, respectively. Real estate inventories increased in 1999 due to VOI construction at several of the Company's destination resorts, including resorts located in Daytona Beach, Florida; Alexandria, Virginia; Pompano Beach, Florida and Orlando, Florida. During 1998, the Company acquired real estate inventories in Sedona, Arizona; Durango, Colorado; Las Vegas, Nevada and Gatlinburg, Tennessee, as well as funded significant VOI construction at several of its other destination resorts, including the resorts located in Alexandria, Virginia; Branson, Missouri and Pompano Beach, Florida.

     The Company's primary investment activity is the financing of VOI sales through originations of contracts receivable. Due to increasing levels of VOI sales, originations of contracts receivable have historically exceeded principal collections resulting in the usage of $83.4 million and $105.3 million of cash in 1999 and 1997. During 1998, the Company generated $24.5 million of cash from its investing activities through the sale of contracts receivable to its wholly owned qualifying special purpose entities.

     The Company's resort development plans in 2000 are expected to require approximately $226 million for vacation ownership building construction as well as infrastructure, amenity and lot development. The Company expects to finance its resort development activities through cash flow generated from operations, sales of contracts receivable to the QSPEs and supplemented, as necessary, by the existing revolving credit agreements or through other public or private financing sources. The Company's projection of resort development activity is based on a continuation of the Company's current growth projections. The actual level of resort development may vary from current expectations in the event of a change in the economy or the Company's inability or restrictions on obtaining adequate credit availability.

     The Company has traditionally engaged in financing activities to fund its resort development activities and to support its loan receivable portfolio. In 1999 and 1998, the Company's financing activities used $28.6 million and $90.4 million, primarily to reduce outstanding revolving credit facilities. During 1997, the Company's financing activities provided $51.1 million.

     In 1998, Fairfield repurchased $21.0 million of its Common Stock. The repurchased shares were accounted for as treasury shares and will be used to meet the Company's obligations under its employee stock-based plans or for other corporate purposes. Additionally, on March 2, 2000, Fairfield's Board of Directors authorized the repurchase of up to $60.0 million of Common Stock in open market or privately negotiated transactions.

     The Company generates cash from operations primarily from the sale and financing of VOIs which include (i) cash sales, (ii) customer down payments,
(iii) principal collections on its contracts receivable, (iv) sales of contracts receivable to the QSPEs and (v) borrowing availability generated by customer contracts receivable in amounts which typically range from 65% to 80% of the outstanding balance of the contracts receivable. The Company generates additional cash from the financing of VOI sales equal to the difference between the interest charged on the customer contracts receivable and the interest paid on the related borrowings.

     The Company intends to continue its growth-oriented strategy and, accordingly, may from time to time acquire additional vacation ownership resorts, additional land upon which vacation ownership resorts may be expanded or developed and companies operating resorts or having vacation ownership assets, management, or sales and marketing expertise commensurate with the Company's operations in the vacation ownership industry. The Company is currently evaluating the acquisition of certain additional land parcels for the expansion of existing resorts and the development of additional resorts. In addition, the Company is also evaluating certain VOI and property management acquisitions to integrate into or expand the operations of the Company. The Company intends to finance its short- and long-term cash needs, including potential acquisitions and the stock repurchase program, from (i) contract payments generated from its contracts receivable portfolio, (ii) operating cash flows, (iii) borrowings under its credit facilities, (iv) sales of contracts receivable to the QSPEs, (v) additional securitizations of contracts receivable and (vi) future financings through public or private financing sources.

     Credit Facilities of the Company
     --------------------------------

     In 1999, the Company amended its previously existing revolving credit agreements between Fairfield, Fairfield Acceptance Corporation - Nevada ("FAC") and their primary lender. The Amended and Restated Revolving Credit Agreements (the "Credit Agreements") provide borrowing availability of up to $100.0 million (including up to $17.0 million for letters of credit) and mature in October 2001. At December 31, 1999, borrowing availability under the Credit Agreements totaled $80.6 million and will be used to finance the Company's acquisition and development of additional destination resorts and for the general operations of the Company.

     At December 31, 1999, Fairfield Capital Corporation ("FCC"), a wholly owned subsidiary of FAC, had outstanding borrowings of $30.3 million, which provide for the purchase of contracts receivable from FAC. At December 31, 1999, borrowings collateralized by these contracts receivable had a weighted average maturity of approximately 35 months, which represents the approximate remaining weighted average life of the underlying contracts receivable. At December 31, 1999, contracts receivable totaling $38.5 million collateralized the borrowings. There are no additional fundings available under this financing arrangement.

     Credit Facilities of Qualifying Special Purpose Entities
     --------------------------------------------------------

     In 1998, Fairfield Receivables Corporation ("FRC"), a wholly owned unconsolidated qualifying special purpose subsidiary of FAC, entered into a borrower arrangement which provides for borrowings for the purchase of contracts receivable pursuant to a Receivables Purchase Agreement, between Fairfield, FAC and FRC. In June 1999, the financing arrangement was amended to increase the borrowing availability up to $250 million. At December 31, 1999, FRC held $166.1 million of contracts receivable, with outstanding associated borrowings of $137.7 million collateralized by the contracts receivable. At December 31, 1999, these contracts receivable had a weighted average interest rate of 16.0%, while FRC's weighted average funding cost on the borrowed funds was 7.0%.

     In 1998, Fairfield Funding Corporation, II ("FFC II"), a wholly owned unconsolidated qualifying special purpose subsidiary of FAC, purchased $60.1 million of contracts receivable from FRC. The purchase was financed by the issuance of $49.8 million of private placement notes. The borrowing arrangement provided for a reinvestment period whereby collateral and related debt remained constant for an eighteen month period that ended in March 2000. Subsequent to the reinvestment period, 100% of the principal collections on the contracts will be used to retire the notes until such time as the debt to collateral value equals 70%, at which time the lender and FFC II will share 70% to 30% in the remaining principal collections. At December 31, 1999, FFC II held $57.5 million of contracts receivable, with outstanding borrowings of $49.8 million collateralized by the contracts receivable. At December 31, 1999, these contracts receivable had a weighted average interest rate of 15.8%, while FFC II's weighted average funding cost on the borrowed funds was 6.8%.

     Interest Rate Risk
     ------------------

     The Company has historically derived net interest income from its financing activities as the interest rates it charges its customers who finance their purchases of VOIs exceed the interest rates the Company pays to its lenders. Because substantially all of the Company's indebtedness bears interest at variable rates and the Company's respective receivables bear interest at fixed rates, increases in interest rates will reduce net interest margins and could result in the rate on borrowings exceeding the rate at which financing is provided to customers. To mitigate the impact of fluctuations in market rates of interest, the Company has entered into interest rate swap agreements on approximately 30% of its financing arrangements and has interest rate cap agreements on approximately 40% of its financing arrangements. The interest rate swap agreements effectively convert certain of the Company's variable interest rate financing arrangements to fixed interest rate financing agreements, thereby reducing the interest rate exposure of the Company. The Company's investment in the QSPEs is also subject to interest rate risk for the same reasons as the Company.

     If market interest rates increased 200 basis points during 2000 as compared to 1999, the Company's interest expense, after considering the effects of its interest rate swap agreements, would increase, net interest income and fees from the QSPEs would decrease and earnings before provision for income taxes would decrease by $2.1 million. Comparatively, if market interest rates decreased 200 basis points during 2000 as compared to 1999, the Company's interest expense, after considering the effects of its interest rate swap agreements, would decrease, and net interest income and fees from the QSPEs would increase and earnings before provision for income taxes would increase by $2.1 million. These amounts are determined by considering the impact of the hypothetical interest rates on the Company's borrowing costs and interest rate swap and cap agreements based on its borrowings outstanding at December 31, 1999. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in the Company's financial structure.

PROVISION FOR INCOME TAXES

     The Company provides for income taxes under the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." At December 31, 1999, the Company had net operating loss carryforwards totaling $78.1 million which reflect the amount available to offset regular taxable income in future periods. Under limitations imposed by Internal Revenue Code Section 382 ("Section 382"), certain potential changes in ownership of the Company, which may be outside the Company's knowledge or control, may restrict future utilization of these carryforwards. More specifically, changes in ownership occurring within a rolling three-year period, taking into consideration filings with the Securities and Exchange Commission on Schedules 13D and 13G by holders of 5% or more of Fairfield's Common Stock, whether involving the acquisition or disposition of Fairfield's Common Stock, may impose a limitation on the Company's use of these carryforwards. If an ownership change triggers the Section 382 limitations, the annual limitation imposed on the use of pre-change carryforwards under present law is an amount equal to the value of the Company immediately before the ownership change multiplied by the federally prescribed long-term tax-exempt rate for the period in which the change occurs. At December 31, 1999, net operating loss carryforwards which are available to offset regular taxable income, if not utilized, expire as follows: 2007 - $11.8 million; 2008 - $5.4 million; 2009 - $3.3 million; 2010 - $16.1 million; 2011 - $21.4 million;
2012 - $1.7 million and 2018 - $18.4 million.

     The Company reports its sales of VOIs on the installment method for federal income tax purposes. Under this method, the Company does not recognize taxable income on these sales until the installment payments have been received from the Company's customers. The Company's federal alternative minimum tax ("AMT") is impacted by the net deferral of income resulting from the Company's election of the installment sales method. Prior to 1997, the Company had AMT net operating loss carryforwards that could be used to offset the AMT. During 1997, these AMT net operating loss carryforwards were fully utilized. The payment of AMT reduces the future regular tax liability and creates a deferred tax asset. During the years ended December 31, 1999 and 1998, the Company made AMT payments totaling $13.1 million and $5.2 million, respectively. In the first quarter of 2000, the company made additional AMT payments totaling $8 million and anticipates that it will continue to make significant AMT payments in future periods.

     Under Section 453(1) of the Internal Revenue Code, interest is imposed on the amount of tax attributable to the installment payments received during any given year on customer contracts receivable. Interest is computed for the period beginning on the date of sale and ending on the date such installment payment is received. If the Company is not obligated to pay tax in a particular year, no interest is imposed because interest is based on the amount of tax paid that year. The Company has not included an amount for interest in its tax provision because it is not currently subject to such interest and it is uncertain that the Company will be subject to such interest in future years. The Company continues to monitor its tax provision and may adjust it to provide for this interest if it becomes applicable in the future.

FINANCIAL CONDITION

     Consolidated assets of the Company increased $67.5 million from December 31, 1998 to December 31, 1999. This increase is primarily attributable to a net increase in loans receivable of $31.2 million, resulting from loan originations exceeding principal collections and sales to the QSPEs. Property and equipment increased due to additions in the Company's information technology infrastructure and to the additional resort and sales facilities at the Company's six newest destination resorts. Real estate inventories increased due to VOI construction at several of the Company's destination resorts, including resorts located in Alexandria, Virginia; Daytona Beach, Florida; Pompano Beach, Florida and Orlando, Florida.

     Consolidated liabilities of the Company increased $7.2 million in 1999 due to increases in accounts payable and deferred income taxes. During 1999, the Company began sales operations at its six newest destination resorts, in addition to construction activities at certain of these resorts. The increase in deferred income taxes results from the use of the installment sales method on VOI contracts for federal income tax purposes. The outstanding balance of the Company's revolving credit agreements continue to decline as paydowns occur and new contracts receivable are sold to the QSPEs. Due to favorable interest rates available through the credit facilities of the QSPEs, it is the Company's intention to continue selling contracts receivable to the QSPEs until such time as the credit facilities of the QSPEs are fully utilized.

     Total stockholders' equity increased by $60.3 million in 1999. This increase is due primarily to current year net earnings of $56.9 million and proceeds totaling $3.4 million related to income tax benefits from the exercise of stock options and warrants.

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

CONCENTRATIONS OF RISK

     Any substantial downturn in economic conditions or significant price increases or adverse events related to the travel and tourism industry, such as the cost and availability of fuel, could significantly depress discretionary consumer spending and have a material adverse effect on the Company's business. Economic downturns, including inflation, may also affect the future availability of attractive financing for the Company or its customers. Inflation may also affect the Company's income derived from sales of vacation packages to the extent that its costs of providing vacation packages increase from the time the vacation package is sold until the time the vacation is taken. Furthermore, adverse changes in general economic conditions may adversely affect the collectibility of the Company's contracts receivable.

     The Company anticipates approximately 32% of its VOI revenues will be concentrated in the Florida market. The Florida market is one of the largest, and also one of the most competitive markets, for VOI sales in the United States. Historically, natural disasters in Florida have had significant adverse effects on tourism. Accordingly, the Florida market could become less favorable for VOI sales or the Company's business could be adversely affected by its sales concentration in the Florida market.

YEAR 2000 ISSUE UPDATE

     The Company did not experience any significant malfunctions or errors in its operating or business systems when the date changed from 1999 to 2000. Based on operations since January 1, 2000, the Company does not expect any significant impact to its ongoing business as a result of the "Year 2000 issue". However, it is possible that the full impact of the date change, which was of concern due to computer programs that use two digits instead of four digits to define years, has not been fully recognized. The Company will continue to monitor its computer applications and those of its suppliers and vendors to determine that any significant Year 2000 issues that may occur are promptly addressed. The Company currently is not aware of any significant Year 2000 or similar issues that have arisen for its suppliers and vendors. To date, the Company expended $1.5 million on its Year 2000 readiness efforts, of which $1.0 million has been capitalized representing noncompliant hardware replacement costs.

FORWARD-LOOKING INFORMATION

     Statements in this Form 10-K, including Management's Discussion and Analysis of Financial Condition and Results of Operations, include certain forward-looking statements, including (without limitation) statements with respect to anticipated future operating and financial performance, growth and acquisition opportunities and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and "should," and variations of these words and similar expressions, are intended to identify these forward-looking statements. Such forward-looking statements made by the Company and its management are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information, or otherwise.

     Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management as a result of a number of risks, uncertainties and assumptions including those detailed below and set forth generally in this Form 10-K. Representative examples of these factors include (without limitation) general industry and economic conditions; interest rate trends; regulatory changes; availability of real estate properties; competition from national hospitality companies and other competitive factors and pricing pressures; an increase or decrease in the number of resort properties subject to the percentage-of-completion method of accounting which requires deferral of sales and profit on such projects to the extent that the construction is not substantially complete; shifts in customer demands; changes in operating expenses, including employee wages, commission structures and related benefits; economic cycles; the risk of the Company incurring an unfavorable judgment in any litigation or audit, and the impact of any related monetary or equity damages; the Company's lack of experience in certain of the markets where it has purchased land and is developing vacation ownership resorts; the Company's success in its ability to hire, train and retain qualified employees and the continued availability of financing in the amounts and at the terms necessary to support the Company's future operations.

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS




Stockholders and Board of Directors
Fairfield Communities, Inc.


     We have audited the accompanying consolidated balance sheets of Fairfield Communities, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fairfield Communities, Inc. and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.




                                       ERNST & YOUNG LLP


Little Rock, Arkansas
February 14, 2000

                  FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                    (DOLLARS IN THOUSANDS, EXCEPT PAR VALUE)

                                                     December 31,
                                        -------------------------------------
                                              1999                 1998
                                              ----                 ----
ASSETS
 Cash and cash equivalents                  $ 17,716             $  5,017
 Receivables, net                            234,061              202,849
 Real estate inventories                     133,874              128,397
 Investments in and net amounts due from
  qualifying special purpose entities         39,385               31,917
 Property and equipment, net                  41,578               30,062
 Restricted cash                               8,624               11,154
 Other assets                                 23,398               21,697
                                            --------             --------
                                            $498,636             $431,093
                                            ========             ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
 Financing arrangements                     $ 53,537             $ 79,441
 Deferred revenue                             23,011               27,085
 Accounts payable                             38,251               26,550
 Deferred income taxes                        38,300               19,470
 Other liabilities                            62,582               55,917
                                            --------             --------
                                             215,681              208,463
                                            --------             --------
Stockholders' Equity:
 Common stock, $.01 par value, 100,000,000
  shares authorized; 50,849,153 and
  50,663,851 shares issued in 1999 and
  1998, respectively                             509                  507
  Paid-in capital                            124,120              120,403
  Retained earnings                          179,576              122,711
  Unamortized value of restricted stock         (259)                -
  Treasury stock, at cost, 6,245,723 and
   6,496,959 shares in 1999 and 1998         (20,991)             (20,991)
                                            --------             --------
                                             282,955              222,630
                                            --------             --------
                                            $498,636             $431,093
                                            ========             ========


See notes to consolidated financial statements.

                  FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                             Year Ended December 31,
                              --------------------------------------------------
                                     1999            1998             1997
                                     ----            ----             ----
REVENUES
 Vacation ownership interests, net $370,766        $301,119         $256,141
 Resort management                   43,679          37,210           28,237
 Interest                            29,378          33,916           37,179
 Net interest income and fees
  from qualifying special purpose
  entities                           20,524           9,739              -
 Other                               27,389          25,909           24,622
                                   --------        --------         --------
                                    491,736         407,893          346,179
                                   --------        --------         --------
COST AND OPERATING EXPENSES
 Vacation ownership interests -
  cost of sales                      96,112          83,743           67,846
 Sales and marketing                182,289         144,996          121,638
 Provision for loan losses           18,240          14,270           12,121
 Resort management                   34,733          31,820           24,595
 General and administrative          32,630          29,517           30,079
 Interest, net                        6,366           8,490           10,353
 Depreciation and amortization        8,001           7,072            5,157
 Other                               23,193          18,448           17,983
 Costs associated with merger           -               -             13,308
                                   --------        --------         --------
                                    401,564         338,356          303,080
                                   --------        --------         --------
Earnings before provision for income
 taxes and extraordinary loss        90,172          69,537           43,099
Provision for income taxes           33,307          25,909           19,727
                                   --------        --------         --------
Earnings before extraordinary loss   56,865          43,628           23,372
Extraordinary loss from early
 extinguishment of debt, net of
 income tax benefit of $1,379           -               -              2,195
                                   --------        --------         --------
Net earnings                       $ 56,865        $ 43,628         $ 21,177
                                   ========        ========         ========

BASIC EARNINGS PER SHARE:
  Earnings before extraordinary
   loss                               $1.29            $.98             $.53
  Extraordinary loss                     -               -               .05
                                      -----            ----             ----
  Net earnings                        $1.29            $.98             $.48
                                      =====            ====             ====
DILUTED EARNINGS PER SHARE:
  Earnings before extraordinary
   loss                               $1.25            $.93             $.51
  Extraordinary loss                     -               -               .05
                                      -----            ----             ----
  Net earnings                        $1.25            $.93             $.46
                                      =====            ====             ====
WEIGHTED AVERAGE SHARES OUTSTANDING:
  Basic                              44,041          44,544           44,200
  Diluted                            45,565          46,846           46,282

See notes to consolidated financial statements.

                  FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                    Unamortized
                                                      Value of
                       Common Stock Paid-in Retained Restricted Treasury
                      --------------
                      Shares  Amount Capital Earnings    Stock    Stock  Total
                      ------  ------ ------- --------    -----    -----  -----
Balance,
 January 1, 1997      18,886   $189 $105,324 $ 57,906   $(1,294)  $ -  $162,125
Net earnings             -       -       -     21,177       -       -    21,177
Amortization of
 unearned compensation -
 restricted stock        -       -       -        -         978     -       978
Effect of stock
 splits               30,354    304     (318)     -         -       -       (14)
Activity related
 to employee
 stock benefit plans     106      1    2,915      -         -       -     2,916
Other                    146      1       (1)     -         -       -       -
                      ------   ---- --------  -------   -------   ----- -------

Balance, December 31,
 1997                 49,492    495  107,920   79,083      (316)    -   187,182
 Net earnings            -       -      -      43,628       -       -    43,628
Amortization of
 unearned
 compensation -
 restricted stock        -       -      -         -         316     -       316
Activity related
 to employee
 stock benefit plans   1,172     12   11,678      -         -       -    11,690
Acquisition of
 treasury shares         -       -      -         -         -   (20,991)(20,991)
  Other                  -       -       805      -         -       -       805
                      ------   ----  -------  -------    ------ ------- -------

Balance, December
 31, 1998             50,664    507  120,403  122,711       -   (20,991)222,630
Net earnings             -       -      -      56,865       -       -    56,865
Issuance of restricted
 stock                   -       -       276      -       (276)     -       -
Amortization of unearned
 compensation -
 restricted stock        -       -      -         -         17      -        17
Activity related to
 employee stock
 benefit plans           185      2    3,441      -         -       -     3,443
                      ------   ---- -------- --------   ------ -------- -------
Balance, December
 31, 1999             50,849   $509 $124,120 $179,576   $(259)$(20,991)$282,955
                      ======   ==== ======== ========   ===== ======== ========


See notes to consolidated financial statements.

                  FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                  Year Ended December 31,
                                            -----------------------------------
                                               1999        1998          1997
                                               ----        ----          ----
OPERATING ACTIVITIES:
  Net earnings                               $ 56,865    $ 43,628      $ 21,177
  Adjustments to reconcile net earnings to
   net cash provided by operating activities:
  Depreciation and amortization                 8,001       7,072         5,157
  Provision for loan losses                    18,240      14,270        12,121
  Net interest income and fees from qualifying
   special purpose entities                   (20,524)     (9,739)          -
  Deferred income taxes, net                   18,830      17,012        16,784
  Tax benefit from exercise of stock warrants     722       4,869           612
  Charges associated with merger                  -           -           5,869
  Changes in operating assets and liabilities,
   net of acquisitions:
    Real estate inventories                    (5,477)    (35,258)      (16,647)
    Net investment activities of qualifying
     special purpose entities                  35,395      20,148           -
    Deferred revenue                           (4,074)     (2,684)      (13,558)
    Accrued income taxes                         (644)      6,394         6,331
    Accounts payable                           11,701       6,152         4,363
    Other                                       5,625      (4,054)        1,776
                                             --------    --------      --------
NET CASH PROVIDED BY OPERATING ACTIVITIES     124,660      67,810        43,985
                                             --------    --------      --------
INVESTING ACTIVITIES:
  Purchases of property and equipment, net    (19,517)    (12,764)       (7,019)
  Principal collections on receivables         87,670      94,372       105,197
  Originations of receivables                (262,448)   (227,514)     (181,750)
  Sales of receivables to qualifying
   special purpose entities                   110,887     170,396           -
  Cash paid for acquisitions                      -           -         (13,500)
   Other                                          -           -          (8,242)
                                             --------    --------      --------
NET CASH (USED IN) PROVIDED BY
 INVESTING ACTIVITIES                         (83,408)     24,490      (105,314)
                                             --------    --------      --------
FINANCING ACTIVITIES:
  Proceeds from financing arrangements        152,646     236,952       356,199
  Repayments of financing arrangements       (186,450)   (327,592)     (299,413)
  Activity related to employee stock
   benefit plans                                2,721       6,821         2,304
  Net decrease (increase) in restricted cash    2,530      14,453        (8,003)
  Acquisition of treasury stock                   -       (20,991)          -
                                             --------    --------      --------
Net cash (used in) provided by financing
 activities                                   (28,553)    (90,357)       51,087
                                             --------    --------      --------

Net increase (decrease) in cash and
 cash equivalents                              12,699       1,943       (10,242)
Cash and cash equivalents, beginning of year    5,017       3,074        13,316
                                             --------    --------      --------
Cash and cash equivalents, end of year       $ 17,716    $  5,017      $  3,074
                                             ========    ========      ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid, net of amounts capitalized  $  5,807    $  9,951      $ 11,204
  Income taxes paid                          $ 13,540    $  5,490      $    710
  Capitalized interest                       $  1,838    $  1,534      $  2,986

See notes to consolidated financial statements.

                  FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999


Note 1 - Organization and Summary of Significant Accounting Policies
------   -----------------------------------------------------------

Description of Business
-----------------------

     The operations of Fairfield Communities, Inc. ("Fairfield" and together with its consolidated subsidiaries, the "Company") consist of (i) sales and marketing of vacation ownership interests ("VOIs") at its resort locations and off-site sales centers, which entitle the purchaser to use a fully furnished vacation home at the Company's resort locations, (ii) acquiring, developing and operating vacation ownership resorts, (iii) providing consumer financing to individual purchasers for the purchase of vacation ownership interests and (iv) providing property management services for which it receives fees paid by the respective property owners' associations. The VOIs offered by the Company consist of either undivided fee simple interests or specified fixed week interval ownership in fully furnished vacation homes.

     In 1997, Fairfield acquired all of the outstanding common stock of Vacation Break U.S.A., Inc. ("Vacation Break") in exchange for approximately 10.6 million shares of the Company's Common Stock. The merger was accounted for as a pooling of interests and, accordingly, all prior period financial information was restated as if the merger took place at the beginning of the earliest period presented. Additionally, in 1997, Fairfield acquired the remaining 45% minority interest in Vacation Break's joint ventures in the Palm Aire and Royal Vista resorts for $13.5 million in cash. These acquisitions have been accounted for as purchases and the total results of operations of these resorts have been included in the consolidated financial statements from the date of acquisition.

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

Investments in and Net Amounts Due From Qualifying Special Purpose Entities
---------------------------------------------------------------------------

     Fairfield Receivables Corporation ("FRC") and Fairfield Funding Corporation, II ("FFC II" and together with FRC, the "QSPEs") were incorporated in 1998 as wholly owned, qualifying special purpose subsidiaries of Fairfield Acceptance Corporation-Nevada ("FAC") for the specific purpose of purchasing contracts receivable from the Company. Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," requires that qualifying special purpose entities, which engage in qualified purchases of financial assets with affiliated companies, be accounted for on an unconsolidated basis.

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

     The Company's cumulative residual interests in the contracts receivable sold to the QSPEs are classified as "Investments in and net amounts due from qualifying special purpose entities" in the Consolidated Balance Sheets, with income from the residual interests reflected as "Net interest income and fees from qualifying special purpose entities" in the Consolidated Statements of Earnings.

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

Restricted Cash
---------------

     Restricted cash consists primarily of deposits received on sales of VOIs that are held in escrow until the applicable statutory rescission period has expired and the related customer contract receivable has been recorded, and amounts received prior to the attainment of the required 10% down payment.

Property and Equipment
----------------------

     Property and equipment are recorded at cost. In connection with the development of a resort property, the Company constructs guest registration facilities and on-site sales and marketing facilities. The Company generally retains ownership and control over these facilities. These facilities are capitalized as property and equipment and depreciated on a straight-line basis over their estimated useful lives, ranging generally from 10 to 25 years for buildings and from three to seven years for furniture, fixtures and equipment. Additions and improvements are capitalized while maintenance and repairs are expensed as incurred. Asset and accumulated depreciation accounts are relieved for dispositions with resulting gains or losses reflected in operations.

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

Receivables
-----------

     Contracts
     ---------

     The Company's contracts receivable are regionally diversified. Generally, VOIs are sold under installment contracts requiring a 10% - 15% down payment and monthly installments, including interest, for periods of up to seven years. The Company records a provision for estimated losses on uncollectible contracts receivable by a charge against earnings at the time of sale. Such provision is recorded at an amount based upon the Company's historical cancellation experience, management's estimate of future losses, current economic conditions and other relevant factors. The allowance for contracts receivable is maintained at a level believed adequate by management based on periodic analyses of the contracts receivable portfolio.

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

                Percent of Contract Price Paid   Delinquency Period
                ------------------------------   ------------------
                     Less than 25%                     90 days
                     25% but less than 50%            120 days
                     50% and over                     150 days

     Mortgages
     ---------

     The Company's mortgages receivable consist of a small number of non-homogeneous loans collateralized primarily by real estate geographically dispersed throughout the country. The allowance for mortgages receivable is maintained at a level believed adequate by management based on periodic evaluation of each mortgage receivable. Management's evaluation of the adequacy of this allowance is based on past loss experience, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, current economic conditions and other relevant factors.

Other Assets
------------

     Other assets consist primarily of prepaid insurance, prepaid promotional items, prepaid postage, costs in excess of net assets acquired (intangibles), commitment fees, debt issuance costs and miscellaneous inventories. Commitment fees and debt issuance costs are amortized over the life of the related debt. Intangibles are amortized over their useful lives, which do not exceed 15 years.

Revenue and Profit Recognition
------------------------------

     VOIs sold by the Company consist of either undivided fee simple interests or specified fixed week interval ownership in fully furnished vacation homes. The Company recognizes VOI sales on a full accrual basis after a binding sales contract has been executed, a 10% minimum down payment has been received, the statutory rescission period has expired and construction is substantially complete. In cases where construction is not substantially complete, the Company recognizes revenues using the percentage-of-completion method of accounting. Under this method of revenue recognition, revenues are recognized as construction progresses and costs are incurred. Measures of progress are based on the relationship of costs incurred to date, as compared to total estimated acquisition, construction and direct selling costs. The remaining revenue and related cost of sales are deferred and recognized as the remaining costs are incurred. Additionally, sales commissions and direct marketing costs relating to the VOIs accounted for under the percentage-of-completion method are deferred until the associated revenues are recorded.

     Until a contract for sale qualifies for revenue recognition, all payments received are accounted for as deposits. Commissions and other selling costs, directly attributable to the sale, are deferred until the sale is recorded. If a contract is cancelled before qualifying as a sale, nonrecoverable selling expenses are charged to expense and deposits forfeited are credited to income.

     The Company's Discovery Vacations program allows purchasers to receive a one-year trial membership in the FairShare Plus system. Revenues and direct expenses related to the Discovery Vacations program are recorded at the time of sale and are classified in "Sales and marketing" expenses in the Consolidated Statements of Earnings.

     The Company sells vacation package certificates on a non-refundable basis. The customer typically has up to 18 months to exercise the certificate, at which time the certificate expires, if not extended generally upon payment of a nominal fee. The earnings impact related to the sale of vacation package certificates is generally deferred until either the vacation is taken or the expiration period, including extension, has expired and the Company is no longer contractually obligated to fulfill the vacation.

     Resort management revenues and expenses are recognized on an accrual basis.

Earnings per Share
------------------

     Earnings per share is based on the weighted average number of common shares outstanding and includes both basic and diluted earnings per share computations. Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share includes the dilutive effects of the Company's outstanding options and warrants, along with contingently issuable shares.

Income Taxes
------------

     The Company provides for income taxes under the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes are recorded for temporary differences between the financial statement bases of assets and liabilities and their respective income tax bases and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities resulting from a change in the income tax rate is recognized in income during the period of change.

Business Segment
----------------

     The Company operates one reportable business segment, which includes the marketing, sales and financing of its vacation ownership resorts. This segment derives its revenues from the sale of VOIs and from the associated interest income on contracts receivable generated by the Company's financing of VOI sales.

Derivative Financial Instruments
--------------------------------

     The Company uses derivative financial instruments on a limited basis and does not use them for trading purposes. However, to manage risk associated with the Company's borrowings bearing interest at variable rates, the Company may from time to time purchase interest rate caps, interest rate swaps or similar instruments. Interest rate differentials paid or received under the terms of these instruments are recognized as adjustments of interest expense related to the designated financing arrangement.

     In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000 and will be adopted by the Company for the period beginning January 1, 2001. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of the derivatives will be recorded each period in current earnings or other comprehensive income depending on whether a derivative is designated as part of a hedge transaction, and if it is, the type of hedge transaction. The impact of SFAS No. 133 on the Company's results of operations, financial position or cash flows will be dependent on the level and types of derivative instruments the Company will have entered into at the time the standard is implemented.

Recent Accounting Pronouncements
--------------------------------

     In 1998, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Under the SOP, qualifying computer software costs are required to be capitalized and amortized against income over the software's estimated useful life. The SOP was effective for fiscal years beginning after December 15, 1998 and the Company adopted SOP 98-1 effective January 1, 1999.

     In 1997, the AICPA began a project addressing the accounting for all vacation ownership transactions. The proposed guidance is currently in the drafting stage of the promulgation process. The Company is unable to assess the possible impact this proposed guidance may have on the Company's results of operations. It is unknown at this time when, or if, this project will be completed.

Note 2 - Receivables, net
------   ----------------

     Receivables consisted of the following (In thousands):

                                                        December 31,
                                                 ---------------------------
                                                    1999             1998
                                                    ----             ----
     Contracts                                    $225,111         $197,888
     Mortgages and other                            24,892           17,966
                                                  --------         --------
                                                   250,003          215,854
     Less allowance for loan losses                (15,942)         (13,005)
                                                  --------         --------
     Receivables, net                             $234,061         $202,849
                                                  ========         ========

     During 1999 and 1998, the Company sold $133.2 million and $212.7 million, respectively, of contracts receivable to the QSPEs. The QSPEs primarily funded these purchases through advances under their various credit agreements and, in conjunction with these purchases, the Company received non-cash consideration primarily in the form of a subordinated note receivable of $22.3 million and $42.3 million in 1999 and 1998, respectively. At December 31, 1999 and 1998, these entities held contracts receivable totaling $225.9 million and $172.1 million, respectively, with related borrowings of $187.6 million and $142.9 million, respectively. Except for the repurchase of contracts that fail to meet initial eligibility requirements, the Company is not obligated to repurchase defaulted or any other contracts sold to the QSPEs. It is anticipated, however, that the Company will repurchase defaulted contracts to facilitate the remarketing of the underlying collateral. The Company maintains an allowance for loan losses in connection with its option to repurchase the defaulted contracts and, at December 31, 1999 and December 31, 1998, this allowance totaled $14.5 million and $10.3 million, respectively, and was classified in "Investments in and net amounts due from qualifying special purpose entities" in the Consolidated Balance Sheets.

     At December 31, 1999 and 1998, the weighted average interest rate on the Company's contracts receivable was 14.0% and 14.2%, respectively, with interest rates on these receivables ranging generally from 13.3% to 17.9%. The Company's contracts receivable were 98.5% and 97.8% current on a 60 day basis at December 31, 1999 and 1998, respectively.

     Transactions in the allowance for loan losses were as follows (In thousands):

                                             Year Ended December 31,
                                    -------------------------------------------
                                       1999             1998            1997
                                       ----             ----            ----
     Balance at January 1            $13,005          $ 20,848        $16,528
     Provision for loan losses        18,240            14,270         12,121
     Reclassification of allowance
      pertaining to receivables
      sold to QSPEs                   (4,133)          (10,326)           -
     Net charge-offs                 (11,170)          (11,787)        (7,801)
                                     -------          --------        -------
     Balance at December 31          $15,942           $13,005        $20,848
                                     =======          ========        =======

Note 3 - Real Estate Inventories
------   -----------------------
     Real estate inventories are summarized as follows (In thousands):

                                                       December 31,
                                             --------------------------------
                                                  1999              1998
                                                  ----              ----
        Land and improvements                   $ 35,581          $ 39,814
        Residential housing:
          Vacation ownership                      93,207            85,350
          Homes                                    5,086             3,233
                                                --------          --------
                                                  98,293            88,583
                                                --------          --------
                                                $133,874          $128,397
                                                ========          ========

Note 4 - Property and Equipment, net
------   ---------------------------

     Property and equipment, net consisted of the following (In thousands):

                                                       December 31,
                                             --------------------------------
                                                 1999                1998
                                                 ----                ----
    Land, buildings and improvements           $42,143             $30,663
    Furniture, fixtures and equipment           20,686              19,014
                                               -------             -------
                                                62,829              49,677
    Accumulated depreciation                   (21,251)            (19,615)
                                               -------             -------
                                               $41,578             $30,062
                                               =======             =======

     During 1999, the Company acquired property and equipment, totaling $12.0 million, to support its six newest destination resorts which began sales operations in 1999, and for resort and sales facilities at the Company's other destination locations. Additionally, in 1999, the Company invested $7.1 million related to its information technology infrastructure, including the acquisition of new hardware and software to support its anticipated VOI sales growth.

     The Company has operating leases which consist primarily of building and office space used for its sales and marketing operations, and telephone and office equipment. Rental expense under operating leases totaled $10.2 million for 1999, $7.2 million for 1998 and $4.8 million for 1997. At December 31, 1999, future minimum lease commitments for non-cancelable operating leases with initial or remaining terms in excess of one year are as follows: 2000 - $6.3 million; 2001 - $3.8 million; 2002 - $1.9 million; 2003 - $.7 million; 2004 -
$.3 million and thereafter - $.7 million.

Note 5 - Financing Arrangements
------   ----------------------

     Financing arrangements are summarized as follows (In thousands):

                                                      December 31,
                                              ------------------------------
                                                 1999                1998
                                                 ----                ----
     Revolving credit agreements               $ 9,300             $29,181
     Notes payable collateralized by
      contracts receivable                      30,338              43,574
     Notes payable - other                      13,899               6,686
                                               -------             -------
                                               $53,537             $79,441
                                               =======             =======

     During 1999, the Company sold $133.2 million of contracts receivable to the QSPEs. The net proceeds received from these transactions were used to repay borrowings under certain of the Company's financing arrangements.

     Revolving Credit Agreements
     ---------------------------

     At December 31, 1999, the Company's Amended and Restated Revolving Credit Agreements (the "Credit Agreements") provide borrowing availability of up to $100.0 million (including up to $17.0 million for letters of credit, of which $10.1 million is outstanding at December 31, 1999) and mature in October 2001. Borrowings under the Credit Agreements bear interest at variable rates ranging from the base rate minus .25% to the base rate minus .75% (weighted average stated interest rate of 8.2% at December 31, 1999). Borrowings under the Credit Agreements are collateralized by contracts receivable and certain construction work-in-process, with an aggregate book value of $186.0 million at December 31, 1999. At December 31, 1999, the Company's borrowing availability under its Credit Agreements totaled $80.6 million.

     Notes Payable Collateralized by Contracts Receivable
     ----------------------------------------------------

     At December 31, 1999, borrowings collateralized by contracts receivable had a weighted average maturity of approximately 35 months, which represents the approximate remaining weighted average life of the underlying contracts receivable. The weighted average stated interest rate on the borrowings was 5.90% at December 31, 1999. At December 31, 1999, contracts receivable totaling $38.5 million collateralized the borrowings. Contractual maturities within the next five years of contracts receivable which serve as collateral for and will be used to reduce notes payable as follows: 2000 - $10.1 million; 2001 - $11.4 million; 2002 - $10.7 million; 2003 - $5.8 million and 2004 - $.5 million.

     In 1998, FAC entered into an interest rate swap with its primary lender, which provides for a fixed interest rate of 5.63% on substantially all of the FCC Notes. This agreement is subject to the scheduled amortization of the contracts receivable and will expire in February 2002.

     Notes Payable - Other
     ---------------------

     At December 31, 1999, notes payable - other consisted primarily of (i) a $5.0 million borrowing secured by the Company's corporate office building in Little Rock, Arkansas, which matures in December 2003 and bears interest at a fixed rate of 6.9% and (ii) a $7.9 million note payable related to the Company's 10% Senior Subordinated Secured Notes (see Note 15). Scheduled principal repayments related to the borrowing secured by the Company's office building are as follows: 2000 - $.2 million; 2001 - $.2 million; 2002 - $.3 million and 2003
- $4.3 million.

Note 6 - Deferred Revenue
------   ----------------

     At December 31, 1999, the Company had deferred revenue, totaling $6.7 million, relating to sales of VOIs in projects under construction, which will be recognized upon completion of the respective VOI units in 2000.

     At December 31, 1999, the Company had net deferred revenue related to lots sold for which development was not complete of $16.2 million. The estimated costs to complete development work in subdivisions from which lots had been sold totaled $13.9 million. The estimated cost of development work within the next five years is as follows: 2000 - $.5 million; 2001 - $.5 million; 2002 - $.2 million; 2003 - $.2 million and 2004 - $.4 million.

Note 7 - Income Taxes
------   ------------

     At December 31, 1999, the Company had net operating loss carryforwards totaling $78.1 million which reflect the amount available to offset taxable income in future periods. Under limitations imposed by Internal Revenue Code
Section 382 ("Section 382"), certain potential changes in ownership of the Company, which may be outside the Company's knowledge or control, may restrict future utilization of these carryforwards. More specifically, changes in ownership occurring within a rolling three-year period, taking into consideration filings with the Securities and Exchange Commission on Schedules 13D and 13G by holders of 5% or more of Fairfield's Common Stock, whether involving the acquisition or disposition of Fairfield's Common Stock, may impose a material limitation on the Company's use of these carryforwards. If an ownership change triggers the Section 382 limitations, the annual limitation imposed on the use of pre-change carryforwards under present law is an amount equal to the value of the Company immediately before the ownership change multiplied by the federally prescribed long-term tax-exempt rate for the period in which the change occurs. At December 31, 1999, net operating loss carryforwards which are available to offset regular taxable income, if not utilized, expire as follows: 2007 - $11.8 million; 2008 - $5.4 million; 2009 - $3.3 million; 2010 - $16.1 million; 2011 - $21.4 million; 2012 - $1.7 million and 2018 - $18.4 million.

     Components of the provision for income taxes are as follows (In thousands):

                                                Year Ended December 31,
                                       -----------------------------------------
                                          1999          1998            1997
                                          ----          ----            ----
        Current:
          Federal                       $14,477       $ 8,356         $ 2,779
          State                             -             541             164
                                        -------       -------         -------
                                         14,477         8,897           2,943
                                        -------       -------         -------
        Deferred:
          Federal                        15,315        14,111          14,050
          State                           3,515         2,901           2,734
                                        -------       -------         -------
                                         18,830        17,012          16,784
                                        -------       -------         -------
                                        $33,307       $25,909         $19,727
                                        =======       =======         =======

     In 1997, the Company recorded a tax benefit of $1.4 million related to the extraordinary loss resulting from the early extinguishment of substantially all of Vacation Break's debt.

     Components of the variance between taxes computed at the expected federal statutory income tax rate and the provision for income taxes are as follows (In thousands):

                                              Year Ended December 31,
                                        -----------------------------------
                                          1999         1998          1997
                                          ----         ----          ----
    Statutory tax provision             $31,560      $24,338       $15,085
    State income taxes, net of
     federal benefit                      2,285        2,237         1,720
    Impact of merger expenses               -            -           2,294
    Other                                  (538)        (666)          628
                                        -------      -------       -------
    Provision for income taxes          $33,307      $25,909       $19,727
                                        =======      =======       =======

     Significant components of the Company's net deferred tax liabilities (taxable temporary differences) consisted of the following (In thousands):

                                                        December 31,
                                               ------------------------------
                                                    1999           1998
                                                    ----           ----
    Deferred tax assets:
      Net operating loss carryforwards            $ 30,371       $ 40,397
      Loan and cancellation loss reserves           11,826          7,672
      Deferred revenue                               3,104          6,267
      Tax over book basis in inventory
       and fixed assets                              7,350          2,975
      Credit carryforwards                          27,809         12,694
      Other                                          4,646          4,376
                                                  --------       --------
                                                    85,106         74,381
                                                  --------       --------
    Deferred tax liabilities:
      Installment sales                            120,573         90,234
      Other                                          2,833          3,617
                                                  --------       --------
                                                   123,406         93,851
                                                  --------       --------
    Net deferred tax liabilities                  $ 38,300       $ 19,470
                                                  ========       ========

Note 8 - Other Liabilities
------   ------------------

     Other liabilities consisted of the following (In thousands):

                                                         December 31,
                                                 ------------------------------
                                                      1999             1998
                                                      ----             ----
    Accrued employee compensation and benefits      $19,170          $17,592
    Accrual for Discovery fulfillment                11,133            6,299
    Accrued income taxes                              8,043            8,687
    Deposits associated with sales contracts          7,726            3,302
    Accrued association subsidies                     1,751            3,154
    Other                                            14,759           16,883
                                                    -------          -------
                                                    $62,582          $55,917
                                                    =======          =======

Note 9 - Stockholders' Equity
------   --------------------

     Fairfield is authorized to issue 100 million shares of Common Stock, par value of $.01 per share. During 1997, Fairfield's Board of Directors declared two-for-one and three-for-two common stock splits. In connection with these stock splits, the par value of the additional shares resulting from the splits, totaling $304,000, was reclassified from paid-in capital to common stock.

     In 1998, Fairfield repurchased $21.0 million of its Common Stock. These shares, totaling 2,050,911, were accounted for as treasury shares and will be used to meet the Company's obligations under its employee stock-based plans or for other corporate purposes.

     On October 1, 1999, the Company issued 25,000 shares of Common Stock to the Chief Executive Officer subject to certain restrictions and forfeiture provisions. The restricted shares were issued at no cost to the Chief Executive Officer, and vest on the fourth anniversary of the date of grant. At issuance of the restricted shares, unearned compensation equivalent to the market value at the date of grant was charged to stockholders' equity and will be amortized to compensation expense over the restricted period.

     Fairfield is authorized to issue five million shares of Preferred Stock with a par value of $.01 per share, none of which have been issued. One million shares of Preferred Stock, which have been designated as the Series A Junior Participating Preferred Stock, have been reserved for possible issuance in connection with Fairfield's Rights Agreement as discussed below. The rights and preferences of the remaining shares of authorized but unissued Preferred Stock are to be established by Fairfield's Board of Directors at the time of issuance.

     Fairfield has a Rights Agreement which provides for the issuance of one-third of a right for each outstanding share of Fairfield's Common Stock. The rights, which entitle the holder to purchase from Fairfield one one-hundredth of a share of Series A Junior Participating Preferred Stock at $25 per share, become exercisable (i) 10 business days after a person becomes the beneficial holder of 20% or more of Fairfield's Common Stock or (ii) 10 business days following the commencement of a tender or exchange offer for at least 20% of Fairfield's Common Stock. Fairfield may redeem the rights at $.01 per right under certain circumstances. The rights expire on September 1, 2002.

     Certain of the Company's financing arrangements contain restrictive covenants relating to the maintenance of certain financial ratios and other financial requirements. Under the most restrictive covenants, the Company is prohibited from paying dividends or making other distributions of its Common Stock.

Note 10 - Earnings per Share
-------   ------------------

     The following table sets forth the computation of basic and diluted earnings per share ("EPS") (In thousands, except per share data):

                                                 Year Ended December 31,
                                          --------------------------------------
                                            1999          1998           1997
                                            ----          ----           ----
Numerator:
  Net income before extraordinary loss    $56,865        $43,628       $23,372
  Extraordinary loss from early
   extinguishment of debt                     -              -           2,195
                                          -------        -------       -------
  Numerator for basic and diluted EPS     $56,865        $43,628       $21,177
                                          =======        =======       =======

Denominator:
  Denominator for basic EPS -
   weighted average shares                 44,041         44,544        44,200
  Effect of dilutive securities:
    Options and warrants                    1,181          1,727         1,626
  Common stock held in escrow                 337            575           366
  Other                                         6            -              90
                                          -------        -------       -------
  Dilutive potential common shares          1,524          2,302         2,082
                                          -------        -------       -------
  Denominator for diluted EPS - adjusted
   weighted-average shares and
   assumed conversions                     45,565         46,846        46,282
                                           ======         ======        ======

Basic earnings per share                    $1.29           $.98          $.48
                                            =====           ====          ====
Diluted earnings per share                  $1.25           $.93          $.46
                                            =====           ====          ====

Note 11 - Segment Disclosures
-------   -------------------

     The Company operates one reportable business segment, which includes the marketing, sales and financing of its vacation ownership resorts. This segment derives its revenues from the sale of VOIs and from the associated interest income on contracts receivable generated by the Company's financing of VOI sales. The Company's management evaluates performance and allocates resources based on operating profit before income taxes. This basis includes depreciation expense; however, the related property and equipment are not allocated to the segment level.

     Segment assets include all contracts receivable. In addition, for the consolidated financial statement presentation, portions of interest income and interest expense allocated to the segment are included in "Net interest income and fees from qualifying special purpose entities" in the Consolidated Statement of Earnings.

     The following table summarizes VOI segment information for the periods indicated (In thousands):

                                                   Year Ended December 31,
                                                   ----------------------
                                                     1999          1998
                                                     ----          ----
          VOI revenues, net                        $370,766      $301,119
          Interest income                            61,522        49,575
          Interest expense, net                      17,874        14,346
          Depreciation expense                        3,277         2,480

     The differences in interest income and interest expense for the years ended December 31, 1999 and 1998 as reported for the segment and the consolidated interest income and interest expense are attributable to interest income and interest expense recorded by the QSPEs. The difference between depreciation expense reported by the segment and consolidated depreciation expense for the same time period is attributable to depreciation expense by non-reportable operating segments or business activities.

     Reconciliation to consolidated totals (In thousands):
     ---------------------------------------------------

                                               Year Ended December 31,
                                     -------------------------------------------
                                           1999                   1998
                                     --------------------- ---------------------
                                                Earnings              Earnings
                                     Revenues Before Taxes Revenues Before Taxes
                                     -------- ------------ -------- ------------
Total segment revenue
 and operating profit, respectively  $430,787   $114,816   $356,188    $90,161
Other revenues and other operating
 profit, respectively                  72,569    (24,532)    57,625    (20,560)
Adjustment to interest income and
 net interest and fees from QSPEs     (11,620)      (112)    (5,920)       (64)
                                     --------   --------   --------    -------
Consolidated revenues and earnings
  before income taxes, respectively  $491,736   $ 90,172   $407,893    $69,537
                                     ========   ========   ========    =======

     Other revenues consist primarily of resort management revenue and home sales. Other operating profits includes general and administrative expenses, which are not allocated on a segment basis.

                                                        December 31,
                                              ----------------------------------
                                                   1999               1998
                                                   ----               ----
Reportable segment total assets                 $ 559,530          $ 484,015
Other assets                                      150,578            108,856
Adjustment to contracts receivable,
 allowance for loan losses
 and investments in and net
 amounts due from QSPEs                          (211,472)          (161,778)
                                                ---------          ---------
Total consolidated assets                       $ 498,636          $ 431,093
                                                =========          =========

     Other assets consists primarily of property and equipment and real estate inventories - homes. All revenues and assets of the segment are attributed to or located in the United States. The Company does not have any customers which represent 10 percent or more of its consolidated revenues.

Note 12 - Employee Benefit Plans
-------   ----------------------

     Savings/Profit Sharing Plan
     ---------------------------

     The Savings/Profit Sharing Plan covers substantially all employees with one year or more of credited service, and participants are fully vested after seven years of credited service. The Savings/Profit Sharing Plan includes a profit sharing feature, with annual employer discretionary contributions, and a 401(k) feature, which allows employee elected salary deferrals, with the Company currently matching a portion of such deferrals. The amount charged to expense related to the Savings/Profit Sharing Plan totaled $4.3 million, $3.4 million and $2.0 million for 1999, 1998 and 1997, respectively.

     Excess Benefit Plan
     -------------------

     The Excess Benefit Plan is a non-qualified, unfunded plan established to provide qualifying employees with benefits to compensate them for certain limitations imposed by federal law on the amount of compensation which may be considered in determining employer contributions to participants' accounts under the Savings/Profit Sharing Plan. Participants' accounts under the Excess Benefit Plan are credited with amounts that, except for the limits of the Internal Revenue Code, would have been contributed to such participants' accounts under the Savings/Profit Sharing Plan. Participants' accounts under the Excess Benefit Plan vest in accordance with the vesting schedule for profit sharing accounts under the Savings/Profit Sharing Plan. Interest is credited to the participants' accounts annually. The expense associated with the Excess Benefit Plan was $0.5 million for 1999 and $0.3 million for each of 1998 and 1997, respectively.

     Employee Stock Purchase Plan
     ----------------------------

     The Company has an Employee Stock Purchase Plan, whereby all full time employees are eligible to purchase shares of the Company's Common Stock at a 15% discount to the market price on the date of purchase. The Employee Stock Purchase Plan is not qualified under Section 401(a) of the Internal Revenue Code of 1996, as amended, and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

     Option and Warrant Plans
     ------------------------

     The Company has stock option plans for certain employees and directors which generally provide for the grant of non-qualified stock options at a price not less than the fair market value of such shares at the date of the grant. The options generally vest evenly over two to five years from the date of grant and have a ten year term. The following table summarizes the activity under the Company's option and warrant plans (shares in thousands):

                                                            Weighted Average
                                           Shares           Price Per Share
                                    --------------------- ---------------------
                                     1999    1998   1997   1999   1998    1997
                                     ----    ----   ----   ----   ----    ----
Outstanding at beginning of year    3,521   4,802  3,103  $ 5.45 $ 5.66  $ 2.03
Granted                               375     -    2,299   13.37   N/A    10.78
Exercised                            (185) (1,179)  (380)   2.69   4.31    3.51
Cancelled                             (81)   (102)  (220)   8.47  14.48    6.70
                                    -----  ------  -----
Outstanding at end of year          3,630   3,521  4,802
                                    =====   =====  =====
Exercisable at end of year          2,190   1,918  2,739
                                    =====   =====  =====
Reserved for future issuance          990   1,320    220
                                    =====   =====  =====

     The following table summarizes information concerning outstanding and exercisable stock options and warrants as of December 31, 1999 (shares in thousands):

                          Outstanding                     Exercisable
                 ---------------------------------  --------------------------
                              Weighted
                               Average    Weighted                 Weighted
                    Number    Remaining   Average      Number        Average
   Range of       of Shares  Contractual  Exercise   of Shares      Exercise
Exercise Prices  Outstanding    Life       Price    Exercisable      Price
---------------  -----------    ----       -----    -----------       -----
 Less than $2       1,465     3.2 years   $ 1.02       1,465         $ 1.02
   $2 - $9            370     5.3 years     3.47         370           3.47
 $10 or more        1,795     8.0 years    11.28         355          10.74
                    -----                              -----
                    3,630                              2,190
                    =====                              =====

     Pursuant to the provisions of SFAS No. 123 "Accounting for Stock-based Compensation", the Company has elected to continue using the intrinsic-value method of accounting for stock-based awards. Accordingly, the Company has not recognized compensation expense on the issuance of its stock options and warrants.

     Pursuant to SFAS No. 123, pro forma net earnings per share has been determined as if the Company had accounted for its stock options and warrants under the fair value method. The fair values of these options and warrants were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1999 and 1997, respectively: risk-free interest rates of 5.7% and 6.6%; expected dividend yields of 0% for each year presented; volatility factors of the expected market price of the Company's Common Stock of 50.8 and 43.8; and a weighted-average life of the options and warrants of seven years in 1999 and six years in 1997. The weighted-average fair value of the options and warrants granted in 1999 and 1997 was $6.68 and $4.90, respectively. There were no options granted during 1998.

     For purposes of pro forma disclosures, the estimated fair value of stock options and warrants is amortized to expense over their respective vesting periods. The pro forma net earnings and earnings per share, assuming the Company had elected to adopt the fair value approach, would have been $55.6 million or $1.22 per diluted share, $42.3 million or $.91 per diluted share and $19.6 million or $.42 per diluted share, for 1999, 1998, and 1997, respectively. Such pro forma effects are not necessarily indicative of the effect on future years.

Note 13 - Qualifying Special Purpose Entities
-------   -----------------------------------

     In 1998, the Company incorporated two qualifying special purpose entities, Fairfield Receivables Corporation and Fairfield Funding Corporation II, for the specific purpose of purchasing contracts receivable from the Company. During 1999 and 1998, the Company sold $133.2 million and $212.7 million, respectively, of contracts receivable to the qualifying special purpose entities.

     Condensed combined financial information of the qualifying special purpose entities is summarized as follows (In thousands):

                        Condensed Combined Balance Sheets

                                                      December 31,
                                                ---------------------------
                                                   1999            1998
                                                   ----            ----
ASSETS
 Restricted cash                                 $ 16,663        $ 13,875
 Contracts receivable                             225,932         172,104
                                                 --------        --------
                                                 $242,595        $185,979
                                                 ========        ========
LIABILITIES AND EQUITY
 Notes payable                                   $187,585        $142,863
 Subordinated note to parent                       28,036          18,241
 Other liabilities                                  1,349           1,108
 Due to parent                                      7,050           6,798
 Equity                                            18,575          16,969
                                                 --------        --------
                                                 $242,595        $185,979
                                                 ========        ========

                   Condensed Combined Statements of Earnings

                                                   Year Ended December 31,
                                                 ---------------------------
                                                     1999           1998
                                                     ----           ----
Revenues                                           $32,144        $15,659
Expenses                                            15,899          8,220
                                                   -------        -------
Earnings before provision for income taxes          16,245          7,439
Provision for income taxes                           5,825          2,684
                                                   -------        -------
Net earnings                                       $10,420        $ 4,755
                                                   =======        =======

Note 14 - Supplemental Information
-------   ------------------------

     Other revenues consisted of the following (In thousands):

                                                   Year Ended December 31,
                                             ----------------------------------
                                               1999       1998         1997
                                               ----       ----         ----
Home sales                                   $11,928    $12,252      $11,124
Lot sales                                      7,142      8,155        8,060
FairShare Plus conversion fees                 3,792      2,494        2,069
Other                                          4,527      3,008        3,369
                                             -------    -------      -------
                                             $27,389    $25,909      $24,622
                                             =======    =======      =======

         Other expenses consisted of the following (In thousands):

                                                  Year Ended December 31,
                                            -----------------------------------
                                               1999        1998         1997
                                               ----        ----         ----
Home cost of sales                           $10,489     $10,796      $ 9,800
Subsidies to property owner associations       4,211       2,488          686
Lot cost of sales                              2,013       2,335        2,170
FairShare Plus conversion commissions          3,322       1,222          706
Other                                          3,158       1,607        4,621
                                             -------     -------      -------
                                             $23,193     $18,448      $17,983
                                             =======     =======      =======

     Included in other assets at December 31, 1999 and 1998 are (i) costs in excess of net assets acquired of $4.5 million and $4.9 million, respectively, related primarily to the 1997 acquisition of the remaining minority interests in certain of Vacation Break's joint ventures, (ii) prepaid assets of $9.5 million and $4.9 million, respectively, and (iii) unamortized capitalized financing costs of $2.8 million and $3.0 million, respectively.

Note 15- Contingencies
-------  -------------

     During 1993, two lawsuits (the "Recreation Fee Litigation") were filed against Fairfield in the District Court of Archuleta County, Colorado. The Recreation Fee Litigation, which seeks certification as class actions, alleges that Fairfield wrongfully imposed an annual recreation fee on owners in Fairfield's Pagosa, Colorado development. The Recreation Fee Litigation seeks, among other things, refund, with interest, of recreation fees collected by Fairfield (estimated to total in excess of $600,000), damages, punitive damages and attorneys' fees. Two additional related lawsuits were subsequently filed in the Archuleta County District Court: the Fiedler case, filed in October 1994, concerns two lots, while the Lobdell case, filed in November 1994, is a purported class action. By orders dated June 19, 1998, the Colorado District Court generally denied plaintiffs' motions for summary judgments and granted Fairfield's motions for summary judgments in all of the cases. Plaintiffs filed motions to disqualify the state court judge and to vacate the June 19, 1998 summary judgment orders. The court denied these motions by orders dated February 10, 2000.

     In 1993, Charlotte T. Curry, who purchased a lot from Fairfield under an installment sale contract subsequently sold to First Federal Savings and Loan Association of Charlotte ("First Federal"), previously a wholly-owned subsidiary of Fairfield, filed suit against First Federal, initially alleging breach of contract, breach of fiduciary duty and unfair trade practices. The litigation contested Fairfield's method of calculating refunds for lot purchasers whose installment sale contracts were cancelled due to their defaults. The Curry lawsuit sought damages, punitive damages, treble damages under North Carolina law for unfair trade practices, prejudgment interest and attorneys' fees and costs. By order dated July 6, 1994, the court dismissed most claims, primarily based on statutes of limitations, except for the claim asserting unfair trade practices. By order filed September 15, 1995, the court denied plaintiff's motion for class certification, which decision was upheld by the North Carolina Court of Appeals, with the Supreme Court of North Carolina declining to grant discretionary review. In April 1998, Ms. Curry dismissed the lawsuit. On January 7, 1998, the plaintiff's attorneys filed another lawsuit (the Scarvey lawsuit), currently pending in Superior Court in Mecklenburg County, North Carolina, as a purported class action, against First Federal, alleging matters similar to the original complaint in the Curry case and seeking similar damages. The Scarvey case seeks to relitigate the North Carolina courts' refusal to certify the Curry case as a class action and asserts that the Curry case tolled the statute of limitations for Ms. Scarvey's claims, which are alleged to post-date Ms. Curry's claims. The court, by order and opinion dated February 23, 2000, determined that the Scarvey claims are collaterally estopped from proceeding on a class action basis and that Ms. Scarvey's claims are barred by the applicable statutes of limitations. Ms. Scarvey has filed a motion seeking reconsideration of the court's February 23, 2000 decision. Under the Stock Purchase Agreement for the sale of First Federal,

Fairfield agreed to indemnify the buyer against any liability in the Curry litigation. Fairfield does not believe that it is obligated under the Stock Purchase Agreement to indemnify the buyer of First Federal for the Scarvey litigation, but the buyer has filed a third party action against Fairfield contesting Fairfield's interpretation of the Stock Purchase Agreement and asserting other common law and statutory grounds for indemnification.

     During 1997, the Company's 10% Senior Subordinated Secured Notes (the "FCI Notes"), having a principal amount of $15.1 million, matured. In settlement of the FCI Notes, the Company transferred $7.9 million in cash (the "$7.9 Million Payment") and the assets collateralizing the FCI Notes, with an appraised market value of $7.2 million (the "Real Estate Collateral"), to IBJ Schroder Bank & Trust Company, as indenture trustee for the FCI Notes. The indenture trustee filed suit in the United States District Court for the Southern District of New York (the "District Court"), contesting the Company's method of satisfying this obligation and claiming a default under the indenture securing the FCI Notes. This action alternatively (a) disputed the Company's right to transfer the Real Estate Collateral in satisfaction of the FCI Notes, seeking instead a cash payment of $7.2 million, plus interest and the fees and expenses of the action, in addition to the $7.9 Million Payment, or (b) disputed the $7.9 Million Payment, seeking instead the issuance of 1,764,706 shares of Fairfield's Common Stock (the "Contested Shares"), previously reserved for issuance if a deficiency resulted on the FCI Notes at maturity. Pursuant to the indenture for the FCI Notes, the noteholders are entitled to retain, as a premium, up to $2.0 million from the proceeds of the collateral (the "Collateral") transferred in satisfaction of the FCI Notes (including, if applicable, the Contested Shares) in excess of the amount of principal and accrued interest due at maturity. The indenture trustee on September 24, 1997 filed a motion, which the Company opposed, seeking to require the immediate issuance and sale of the Contested Shares, with the proceeds to be held in escrow, pending the outcome of the litigation (the "Injunction Demand"). The indenture trustee indicates that it has sold the Real Estate Collateral for approximately $4.4 million, although the Company was advised in late October 1999 that one or more of the noteholders participated in such purchase. The District Court on April 24, 1998 entered an order denying the Injunction Demand and granting the Company's motion for summary judgment. The indenture trustee appealed the District Court's order to the Court of Appeals for the Second Circuit (the "Court of Appeals"), which on May 6, 1999 reversed the District Court decision and granted partial summary judgment to the indenture trustee, holding that the Company's method of satisfying the FCI Notes at maturity violated the terms of the indenture, but declining to enter the indenture trustee's Injunction Demand. The Court of Appeals upheld the Company's position that the Contested Shares should not be distributed to the noteholders without limitation, limiting any premium to $2.0 million. The Court of Appeals remanded the case to the District Court for further proceedings to enforce the terms of the indenture, including specifically consideration of whether or not to enter the indenture trustee's Injunction Demand and whether or not the sale of the Real Estate Collateral for $4.4 million by the indenture trustee was commercially reasonable and, if not, how this would bear upon the relief sought by the indenture trustee. The indenture trustee has filed a motion with the District Court, which the Company has opposed, seeking to compel issuance of the Contested Shares and authority to sell a portion of such shares, to permit approximately $12.3 million to be distributed to the noteholders.

     The indenture is non-recourse to the Company except as to recourse to the Collateral and except for the indenture trustee's fees and expenses, which are fully recourse obligations. The Contested Shares are not included in the number of shares outstanding for earnings per share or other purposes. The Company anticipates that, in the event of an adverse decision on the outstanding issues by the District Court on remand, its maximum exposure in this litigation, in excess of amounts accrued, would not exceed $4.0 million, plus any applicable accrued interest and fees.

     During 1997, a lawsuit was filed against Vacation Break in the Circuit Court for Pinellas County, Florida by Market Response Group & Laser Company, Inc. ("MRG&L") alleging that Vacation Break and others conspired to boycott MRG&L and fix prices for mailings in violation of the Florida Antitrust Act, and in concert with others, engaged in various acts of unfair competition, deceptive trade practices and common law conspiracy. The complaint also alleges that
Vacation   Break   breached  its
contract with MRG&L, that Vacation Break misappropriated proprietary information from MRG&L and that Vacation Break interfered with, and caused other companies to breach their contracts with MRG&L. While the Company cannot calculate the total amount of damages sought by MRG&L, it appears from the initial complaint, and subsequent submissions by MRG&L's counsel, to be substantially in excess of $50.0 million.

     On June 2, 1998, Vacation Break filed a separate action in federal District Court for the Middle District of Florida, Tampa Division, asserting various antitrust tying and other claims against MRG&L and related parties. On April 7, 1999, the federal District Court denied MRG&L's motion for judgment on the pleadings, without prejudice to MRG&L's right to refile such motion following Vacation Break's amendment of its complaint in that action. MRG&L has asserted in the federal action similar counterclaims as the claims alleged in the state court action. Under the terms of the Principal Stockholders Agreement, entered into in connection with the acquisition of Vacation Break, Fairfield has been indemnified for (a) 75% of the damages which may be incurred in connection with the defense of the MRG&L litigation and (b) 25% of the expense incurred in defending the MRG&L litigation, in excess of the June 30, 1997 reserve on Vacation Break's books, with the maximum amount of indemnification to be $6.0 million. Such indemnification agreement has been collateralized by, and recourse under the indemnity agreement is limited to, the pledge of shares of Fairfield's Common Stock, valued as of December 18, 1997 (adjusted for stock splits and certain other similar items), at an indemnification value of $21.59375 per share, and the proceeds thereof. Any shares of Common Stock the Company receives under the indemnification agreement will reduce the number of shares outstanding. The amount of any settlement, adverse judgment or defense costs, in excess of amounts accrued, would be charged to operations, notwithstanding the availability of indemnification under the Principal Stockholders Agreement.

     Additionally, the Company is involved in various other claims and lawsuits arising in the ordinary course of business. However, management believes the outcome of these other claims and lawsuits will not have a materially adverse effect on the Company's financial position or results of operations.

Note 16 - Fair Value of Financial Instruments
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

     The carrying amounts of the Company's borrowings with variable interest rates approximated their fair values at December 31, 1999 and 1998. The carrying amounts of the Company's borrowings with fixed interest rates totaled $5.0 million and $5.2 million at December 31, 1999 and 1998, respectively. The fair values of these borrowings totaled $4.8 million and $5.0 million at December 31, 1999 and 1998, respectively, and were estimated using discounted cash flow analyses based on the Company's current borrowing rates, or other appropriate market rates, for similar types of borrowing arrangements.

Note 17 - Unaudited Consolidated Quarterly Financial Data
-------   -----------------------------------------------
(In thousands, except per share data)

                                        Year Ended December 31, 1999
                             --------------------------------------------------
                              First        Second        Third         Fourth
                             Quarter      Quarter       Quarter        Quarter
                             -------      -------       -------        -------
Total revenues               $99,065     $130,486      $142,484       $119,701
Total expenses                83,264      105,766       114,385         98,149
                             -------     --------      --------       --------
Earnings before provision
 for income taxes             15,801       24,720        28,099         21,552
Provision for income taxes     5,867        8,780        10,755          7,905
                             -------     --------      --------       --------
Net earnings                 $ 9,934     $ 15,940      $ 17,344       $ 13,647
                             =======     ========      ========       ========

Basic earnings per share        $.23         $.36          $.39           $.31
                                ====         ====          ====           ====

Diluted earnings per share      $.22         $.35          $.38           $.30
                                ====         ====          ====           ====

                                       Year Ended December 31, 1998
                             --------------------------------------------------
                              First        Second         Third         Fourth
                             Quarter       Quarter       Quarter        Quarter
                             -------       -------       -------        -------
Total revenues               $85,939       $107,984     $112,737       $101,233
Total expenses                72,287         86,647       93,522         85,900
                             -------       --------     --------       --------
Earnings before provision
 for income taxes             13,652         21,337       19,215         15,333
Provision for income taxes     5,247          8,199        6,975          5,488
                             -------       --------     --------       --------
Net earnings                 $ 8,405       $ 13,138     $ 12,240       $  9,845
                             =======       ========     ========       ========

Basic earnings per share        $.19           $.29         $.27           $.23
                                ====           ====         ====           ====
Diluted earnings per share      $.18           $.28         $.26           $.22
                                ====           ====         ====           ====

Note 18 - Subsequent Events (Unaudited)
-------   -----------------------------

     On March 2, 2000, Fairfield's Board of Directors authorized the repurchase of up to $60.0 million of Common Stock in open market or privately negotiated transactions. The repurchases may occur from time to time and are subject to prevailing market conditions and other considerations.

     On January 23, 2000, the Company entered into a letter of intent with Carnival Corporation ("Carnival") for a proposed business combination of the Company and Carnival by a merger of the Company and a subsidiary of Carnival. On February 25, 2000, the Company and Carnival announced their mutual decision to terminate the strategic merger of the companies without any liability by the Company to Carnival. The Company incurred legal, accounting and various other costs in anticipation of and preparation for the proposed merger. These costs, which amounted to approximately $0.3 million, will be charged to operations in the first quarter of 2000.