Form 10-K, Exhibit 13
period 2000-12-31
FAIRFIELD COMMUNITIES INC
filed 2001-03-14
CIK 276189

FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                             SELECTED FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                            Year Ended December 31,
                                ------------------------------------------------
                                  2000      1999      1998      1997      1996
                                  ----      ----      ----      ----      ----

OPERATING DATA: (1)(2)(3)(4)
 Revenues:
  Vacation ownership
   interests, net               $446,527  $370,766  $301,119  $256,141  $194,612
  Resort management               51,005    43,679    37,210    28,237    26,987
  Interest                        32,296    29,378    33,916    37,179    28,651
  Net interest income and fees
   from qualifying special
   purpose entities               25,210    20,524     9,739      -         -
  Other                           31,819    27,389    25,909    24,622    23,562
                                --------  --------  --------  --------  --------
                                $586,857  $491,736  $407,893  $346,179  $273,812
                                ========  ========  ========  ========  ========

Net earnings                     $66,142   $56,865   $43,628   $21,177   $22,103
                                 =======   =======   =======   =======   =======

Earnings before merger costs,
 litigation charge and
 extraordinary items             $69,427   $56,865   $43,628   $34,009   $22,103
                                 =======   =======   =======   =======   =======

Net earnings per share:
 Basic                             $1.57     $1.29      $.98      $.48      $.54
                                   =====     =====      ====      ====      ====
 Diluted                           $1.50     $1.25      $.93      $.46      $.51
                                   =====     =====      ====      ====      ====

Earnings per share before merger
 costs, litigation charge and
 extraordinary items:
   Basic                           $1.65     $1.29      $.98      $.77      $.54
                                   =====     =====      ====      ====      ====
   Diluted                         $1.58     $1.25      $.93      $.73      $.51
                                   =====     =====      ====      ====      ====

Weighted average shares
 outstanding:
   Basic                          42,052    44,041    44,544    44,200    40,558
                                  ======    ======    ======    ======    ======
   Diluted                        43,960    45,565    46,846    46,282    43,265
                                  ======    ======    ======    ======    ======

BALANCE SHEET DATA
 (AT PERIOD END): (1)(2)(3)(4)
   Receivables, net             $336,558  $234,061  $202,849  $296,699  $227,627
   Total assets                  700,827   498,636   431,093   463,932   385,570
   Financing arrangements        157,018    53,537    79,441   170,081   113,295
   Stockholders' equity          326,887   282,955   222,630   187,182   162,125


(1) On July 3, 2000, the Company tendered 1,764,704 shares of common stock in satisfaction of certain debt and litigation. In connection with the transaction, the Company recorded a pre-tax, non-cash charge of $4.7 million, a related non-taxable extraordinary gain of $2.9 million associated with the extinguishment of $7.9 million of related debt, and a credit to stockholders' equity of $11.0 million (See Note 15 of "Notes to Consolidated Financial Statements").

(2) On November 1, 2000, the Company entered into a definitive agreement with Cendant Corporation, whereby Cendant will acquire all of the Company's outstanding common stock. In anticipation of and preparation for the proposed merger, the Company incurred investment banking, legal and accounting fees totaling $1.5 million through December 31, 2000.

(3) In 1998, the Company incorporated two qualifying special purpose entities for the specific purpose of purchasing contracts receivable from the Company. During 2000, 1999 and 1998, the Company sold $145.6 million, $133.2 million and $212.7 million, respectively, of contracts receivable to the qualifying special purpose entities. At December 31, 2000, 1999 and 1998, the qualifying special purpose entities held contracts receivable totaling $271.4 million, $225.9 million and $172.1 million respectively, with related borrowings of $219.0 million, $187.6 million and $142.9 million, respectively.

(4) In 1997, Fairfield consummated the merger with Vacation Break U.S.A., Inc. which was accounted for as a pooling of interests and, accordingly, all prior period consolidated financial information has been restated as if the merger took place at the beginning of the earliest period presented. In conjunction with the merger, Fairfield recorded merger costs of $16.9 million ($12.8 million after taxes), of which $3.6 million ($2.2 million after taxes) related to the extraordinary loss resulting from the early extinguishment of substantially all of Vacation Break's debt.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
------   -----------------------------------------------------------------------
         OF OPERATIONS
         -------------

FORWARD-LOOKING INFORMATION

     Certain statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations include certain forward-looking statements, including, without limitation, statements with respect to anticipated future operating and financial performance, growth and acquisition opportunities and other similar forecasts and statements of expectation. Many of those statements are identified by words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," and "should," and variations of these words and similar expressions. Forward-looking statements are based on estimates, projections, beliefs and assumptions at the time of the statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information, or otherwise.

     Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation):

     o changes in national or regional economic conditions that can affect the vacation ownership and travel industries, which are cyclical in nature and highly sensitive to such changes, including, among other features, levels of employment and discretionary disposable income, consumer confidence, available financing and interest rates;

     o the imposition of additional compliance costs on the Company as the result of changes in any environmental, zoning or other laws and regulations that govern the acquisition, subdivision, marketing and sale of real estate and various aspects of the Company's financing operation or the failure of the Company to comply with any such law or regulation;

     o risks associated with an inability to locate suitable land and vacation ownership inventories for acquisition, or with a shortage of available inventory in the Company's principal markets;

     o an increase or decrease in the number of resort properties subject to the percentage-of-completion method of accounting, which requires deferral of sales and profit recognition on such projects until development is substantially complete;

     o    shifts in customer demands;

     o changes in operating expenses, including employee wages, commission structures and related benefits;

     o the risk of the Company incurring an unfavorable judgment in any litigation or audit, and the impact of any related monetary or equity damages;

     o the Company's lack of experience in markets where it has purchased land and is developing vacation ownership resorts for the first time;

     o the Company's success in hiring, training and retaining qualified employees;

     o the inability of the Company to obtain sources of capital on favorable terms to support its operations, acquire, carry and develop land and vacation ownership inventories and satisfy its debt and other obligations; and

     o the ability of Cendant and Fairfield to integrate their operations successfully, the compatibility of the operating systems of the combined companies, and the degree to which existing administrative and back-office functions and costs of Cendant and Fairfield are complementary or redundant.

RESULTS OF OPERATIONS

     The Company features a resort portfolio of 35 resorts located in 12 states and the Bahamas. These resorts are in various stages of development, with 25 located in destination areas with popular vacation attractions and 10 located in scenic regional locations. During 1999, the Company began sales operations on a start-up basis at its newest destination resorts: Sedona, Arizona; Daytona Beach, Florida; Destin, Florida; Las Vegas, Nevada and Gatlinburg, Tennessee. Additionally, in December 2000, the Company acquired the Dolphin's Cove Resort located in Anaheim, California.

     The Company achieved net earnings of $66.1 million for 2000 on total revenues of $586.9 million. This result represents a 16.3% increase in net earnings and a 19.3% increase in total revenues over 1999. Diluted earnings per share of $1.50 for 2000 increased 20.0% compared to 1999. The Company's net earnings of $56.9 million for 1999, on total revenues of $491.7 million, represented a 30.3% increase in net earnings and a 20.6% increase in total revenues over 1998. Diluted earnings per share of $1.25 for 1999 increased 34.4% compared to 1998.

     The following table sets forth certain consolidated operating information for the years ended December 31, 2000, 1999 and 1998:

                                                 Year  Ended December 31,
                                                --------------------------
                                                 2000      1999      1998
                                                 ----      ----      ----

   As a percentage of total revenues:
    Vacation ownership interests, net            76.1%     75.4%     73.8%
    Resort management                             8.7       8.9       9.1
    Interest income                               5.5       6.0       8.3
    Net interest income and fees from
      qualifying special purpose
      entities                                    4.3       4.2       2.4
    Other revenue                                 5.4       5.5       6.4
                                                ------    ------    ------
                                                100.0%    100.0%    100.0%
                                                =====     =====     =====

   As a percentage of related revenues:
    Costs of sales - vacation ownership
      interests                                  26.3%     25.9%     27.8%
    Resort management                            83.2%     79.5%     85.5%
    Sales and marketing                          48.7%     48.2%     46.9%
    Provision for loan losses                     4.5%      4.9%      4.7%

   As a percentage of total revenues:
    General and administrative                    6.9%      6.6%      7.2%
    Depreciation and amortization                 1.7%      1.6%      1.7%
    Other expense                                 3.6%      4.7%      4.5%

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

     Gross revenues from vacation ownership interests totaled $448.2 million, $369.3 million and $304.1 million for 2000, 1999 and 1998, respectively. Revenues for sales of vacation ownership interests at the Company's destination resorts continue to comprise the largest portion of total vacation ownership interests revenues. These revenues accounted for 81.5%, 80.8% and 77.4% of total vacation ownership interests revenues for 2000, 1999 and 1998, respectively. Management anticipates revenue growth trends will continue in 2001 as a result of the additional sales volumes to be realized from the Company's newest destination resorts.

     Net revenues from vacation ownership interests increased to $446.5 million for the year ended December 31, 2000 from $370.8 million in 1999 and $301.1 million in 1998. These revenue growth trends were affected by the same factors that impacted gross vacation ownership interests revenues, as well as the revenue deferral/recognition resulting from the percentage-of-completion method of accounting.

     Revenues from sales of vacation ownership interests in projects under construction are recognized using the percentage-of-completion method of accounting. Under this method, revenues are recognized as construction progresses and costs are incurred. The progression of a project under construction is determined by the proportion of costs incurred to date as they relate to total estimated acquisition, construction and selling costs for that project. The remaining revenue and related costs of sales, including commissions and selling expenses, are deferred and recognized as the remaining costs are incurred. The Company has been dedicating greater resources to more capital-intensive vacation ownership interest projects. As development of these larger projects continues, and based on the Company's strategy to pre-sell projects when minimal development has been completed, the amount of revenue deferred under the percentage-of-completion method of accounting may increase significantly. At December 31, 2000, the Company had deferred revenue totaling $8.4 million for projects under construction, which will be recognized upon completion of the respective units in 2001.

     The following table reconciles sales of vacation ownership interests recorded to vacation ownership interest revenues recognized for the respective periods (In thousands):

                                                    Year Ended December 31,
                                               ---------------------------------
                                                 2000        1999        1998
                                                 ----        ----        ----

  Vacation ownership interests                 $448,237    $369,265    $304,119
  Add:  Deferred revenue at
         beginning of year                        6,724       8,225       5,225
  Less: Deferred revenue at
         end of year                             (8,434)     (6,724)     (8,225)
                                               --------    --------    --------
  Vacation ownership interests, net            $446,527    $370,766    $301,119
                                               ========    ========    ========

     Costs of sales, for vacation ownership interests, as a percentage of related net revenues, was 26.3%, 25.9% and 27.8% for 2000, 1999 and 1998,
respectively. The increase in 2000 was directly related to higher product costs (including beachfront property purchased at higher prices and increased construction costs) at certain of the Company's destination resorts. The decrease in 1999 was attributable to sales price increases initiated in February 1999 to partially offset higher product costs. The Company anticipates somewhat higher product costs during 2001 as it continues to develop and construct vacation ownership interests inventory at certain of its destination resorts.

     Sales and marketing expenses, as a percentage of related net revenues, were 48.7%, 48.2% and 46.9%, for 2000, 1999 and 1998, respectively. Exclusive of the Company's newest destination resorts, all of which began "start-up" operations in the second quarter of 1999, sales and marketing expenses, as a percentage of related net revenues, were 46.6% and 47.1% for 2000 and 1999, respectively. New sales locations typically experience lower operating margins during the start-up phase of operations as the Company develops its property owner base and establishes sales and marketing programs for each new location.

     The provision for loan losses, as a percentage of related net revenues, was 4.5%, 4.9% and 4.7% for 2000, 1999 and 1998. The Company records a provision for estimated losses on contracts receivable by a charge against earnings at the time of sale. Such provision is recorded at an amount based upon the Company's historical cancellation experience, management's estimate of future losses and current economic conditions. The Company maintains the allowance for contracts receivable at a level believed adequate by management based on periodic analyses of the contracts receivable portfolio.

     Resort Management
     -----------------

     Resort management revenues totaled $51.0 million, $43.7 million and $37.2 million for 2000, 1999 and 1998, respectively. The increases in resort management revenues are due primarily to increased management fee income resulting from the continued growth in the number of units and resorts under the Company's management and the increased reservation income resulting from the continued growth in the number of property owners using the system.

     Resort management expenses totaled $42.4 million, $34.7 million and $31.8 million for 2000, 1999 and 1998, respectively. Resort management expenses, as a percentage of related revenues, were 83.2%, 79.5% and 85.5% for the years ended December 31, 2000, 1999 and 1998, respectively. The increase in 2000 is due primarily to costs associated with the additional units and resorts under the Company's management and the additional costs associated with the organizational infrastructure necessary to support the continued growth in the Company's reservation and customer service operations. During 1999, the Company realized certain economies of scale as resort management revenues increased at a more rapid pace than the related resort management expenses.

     Interest
     --------

     For purposes of management's discussion of results of operations, net interest income includes interest earned from the Company's receivable portfolio, interest expense from the Company's financing arrangements and net interest income and fees from the qualifying special purpose entities ("QSPEs").

     During 2000 and 1999, the Company sold $145.6 million and $133.2 million, respectively, of contracts receivable to the QSPEs. At December 31, 2000 and 1999, the QSPEs held contracts receivable totaling $271.4 million and $225.9 million, respectively. The QSPEs primarily funded these purchases through advances under their various credit agreements, with $219.0 million and $187.6 million of borrowings outstanding at December 31, 2000 and 1999, respectively.

     Net interest income totaled $51.4 million, $43.5 million and $35.2 million in 2000, 1999 and 1998, respectively. These increases are due primarily to (i) corresponding increases in the average balance of contracts receivable, which was $513.6 million in 2000, as compared to $407.8 million and $339.5 million during 1999 and 1998, respectively, (ii) an increase in the weighted average interest rate of the contracts receivable portfolio to 15.1% for the years ended December 31, 2000 and 1999, as compared to 14.6% for the year ended December 31, 1998, and (iii) a shift in funding sources from the Company's financing arrangements to the credit facilities of the QSPEs, which carry a lower weighted average cost of funds.

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

     General and Administrative
     --------------------------

     General and administrative expenses, consisting primarily of corporate overhead, as a percentage of total revenues, were 6.9%, 6.6% and 7.2% for 2000, 1999, and 1998, respectively. The increase in 2000 is primarily attributable to the Company's investment in its management and organizational infrastructure and information technology infrastructure, in order to more efficiently manage its anticipated sales growth of vacation ownership interests. The decrease from 1998 to 1999 was due primarily to benefits realized from the integration of Vacation Break's operational infrastructure with that of the Company, which more than offset the costs associated with the Company's relocation of its executive offices to Orlando, Florida and the move of its credit and collection functions to Las Vegas, Nevada.

     Litigation Charge
     -----------------

     On July 3, 2000, the Company tendered 1,764,704 shares of common stock in satisfaction of certain debt and litigation. In connection with the transaction, the Company recorded a pre-tax, non-cash charge of $4.7 million, a related non-taxable extraordinary gain of $2.9 million associated with the extinguishment of $7.9 million of related debt, and a credit to stockholders' equity of $11.0 million.

     Mergers and Acquisitions
     ------------------------

     On November 1, 2000, the Company entered into a definitive agreement with Cendant Corporation, whereby Cendant will acquire all of the Company's outstanding common stock for a price of $15 per share. The final acquisition price may increase to a maximum of $16 per share depending on a formula based on the average trading price of Cendant common stock over a twenty trading day period prior to the date on which the Company's stockholders meet to approve the transaction. Under the terms of the agreement, if sufficient shareholders elect to receive cash, Cendant must pay at least 50% of the consideration in cash; the balance will either be in cash or Cendant common stock, at Cendant's election. The transaction is expected to close in the second quarter of 2001 and is subject to shareholder approval, regulatory approvals and other customary conditions. In anticipation of and preparation for the proposed merger, the Company incurred investment banking, legal and accounting fees totaling $1.5 million through December 31, 2000. The Company anticipates that significant additional merger related expenses will be incurred prior to closing of the transaction.

     On December 28, 2000, the Company acquired the Dolphin's Cove Resort located in Anaheim, California for $30.9 million in cash and assumption of debt. As part of the transaction, the Company acquired, among other things, contracts receivable totaling $19.2 million (net of an allowance for loan losses of $1.4 million), unsold vacation ownership interests of $7.6 million, and option rights to develop an additional oceanfront vacation ownership resort in Southern California. The transaction was accounted for as a purchase and the excess cost over fair value of the net assets acquired will be amortized on a straight-line basis over a ten-year period.

LIQUIDITY AND CAPITAL RESOURCES

     The Company generates cash primarily from down payments on sales of vacation ownership interests for which it provides financing, cash sales of vacation ownership interests, principal and interest payments on contracts receivable, proceeds from sales of contracts receivable to the QSPEs and borrowings collateralized by the contracts receivable. The Company also generates cash on the interest differential between the interest charged on contracts receivable and the interest paid on the borrowings collateralized by the contracts receivable.

     Cash and cash equivalents of the Company increased $3.1 million from December 31, 1999 to December 31, 2000. Cash provided by operating activities totaled $115.8 million, $124.7 million and $67.8 million in 2000, 1999 and 1998, respectively. The single largest use of cash from operating activities involves the increase in real estate inventories which totaled $39.3 million, $5.5 million and $35.3 million in 2000, 1999, and 1998, respectively. During 2000, the Company acquired vacation ownership interests in Anaheim, California, as well as funded significant construction of vacation ownership interests at several of the Company's destination resorts, including resorts located in Daytona Beach, Florida; Destin, Florida; Las Vegas, Nevada; Orlando, Florida and Pompano Beach, Florida.

     The Company's primary investment activity is the financing of sales of vacation ownership interests through the origination of contracts receivable. As a result of increased sales volumes of vacation ownership interests, originations of contracts receivable have exceeded principal collections, resulting in the net usage of cash. Additionally, during 2000, 1999 and 1998, the Company received $117.9 million, $110.9 million and $170.4 million, respectively, in cash from the sale of contacts receivables to the QSPEs.

     In 2000, the Company's financing activities provided $73.0 million to fund its significant resort development activities and support its loan receivable portfolio, net of $37.5 million used to fund the Company's stock repurchase program. In 1999 and 1998, the Company's financing activities used $28.6 million and $90.4 million, respectively, primarily to reduce outstanding revolving credit facilities.

     The Company's resort development plans in 2001 are expected to require approximately $199.3 million for vacation ownership building construction as well as infrastructure, amenity and lot development. The Company expects to finance its resort development activities through cash flow generated from operations, sales of contracts receivable to the QSPEs and supplemented, as necessary, by the existing revolving credit agreement or through other public or private financing sources. The Company's projection of resort development activity is based on a continuation of the Company's current growth projections. The actual level of resort development may vary from current expectations in the event of a change in the economy or the Company's inability or restrictions on obtaining adequate credit availability.

     In March 2000, the Board of Directors authorized the repurchase of up to $60 million of Fairfield's common stock. Utilizing availability under its credit agreements, the Company repurchased 4.5 million shares of its common stock at a cost of $37.5 million. The repurchased shares were accounted for as treasury shares and will be used to meet the Company's obligations under its employee stock-based plans or for other corporate purposes.

     The Company intends to continue its growth-oriented strategy and, accordingly, may from time to time acquire additional vacation ownership resorts, additional land upon which vacation ownership resorts may be expanded or developed and companies operating resorts or having vacation ownership assets, management, or sales and marketing expertise commensurate with the Company's operations in the vacation ownership industry. The Company is currently evaluating the acquisition of certain additional land parcels for the expansion of existing resorts and the development of additional resorts. In addition, the Company is also evaluating certain vacation ownership interest and property management acquisitions to integrate into or expand the operations of the Company.

     The Company believes that it has access to sufficient financial resources to finance its growth, as well as to support its ongoing operations and meet debt service and other cash requirements. However, the Company's ability to acquire and develop additional properties, which is important to its continued growth plans, is partially dependent on the availability and cost of capital. The Company monitors the status of the capital markets and regularly evaluates the effect that changes in capital market conditions may have on its ability to execute its announced growth plans. In the future, the Company may negotiate additional credit facilities or issue corporate debt or equity securities. Any debt incurred or issued by the Company may be secured or unsecured, at a fixed or variable interest rate, and may be subject to such additional terms as management deems appropriate.

     Credit Facilities of the Company
     --------------------------------

     In 2000, the Company amended its previously existing revolving credit agreement between Fairfield, Fairfield Acceptance Corporation - Nevada ("FAC") and their primary lender. The Consolidated, Amended and Restated Revolving
Credit Agreement provides for borrowing ability of up to $145.0 million; including up to $20.0 million for letters of credit, of which $6.0 million was outstanding at December 31, 2000. Borrowings under the agreement mature in July 2003 and, at December 31, 2000, contracts receivable totaling $276.1 million collateralized the borrowings. At December 31, 2000, the Company's net borrowing availability under the agreement totaled $81.0 million and will be used to finance the Company's acquisition and development of additional destination resorts and for the general operations of the Company.

     At December 31, 2000, Fairfield Capital Corporation, a wholly owned subsidiary of FAC, had outstanding borrowings of $19.4 million. At December 31, 2000, borrowings collateralized by these contracts receivable had a weighted average maturity of approximately 23 months, which represents the approximate remaining weighted average life of the underlying contracts receivable. At December 31, 2000, contracts receivable totaling $23.7 million collateralized the borrowings. There are no additional fundings available under this financing arrangement.

     On September 29, 2000, the Company entered into a $75.0 million unsecured Term Loan Agreement. The loan was funded on October 20, 2000 and proceeds totaled $72.9 million, net of $2.1 million in financing costs. This loan matures in September 2005 and bears interest at a variable rate equal to LIBOR plus 5% (11.6% at December 31, 2000). Contractual maturities within the next five years are as follows: 2001 - $6.7 million; 2002 - $6.0 million; 2003 - $8.3 million; 2004 - $18.8 million and 2005 - $34.5 million.

     Credit Facilities of Qualifying Special Purpose Entities
     --------------------------------------------------------

     The credit facility of Fairfield Receivables Corporation ("FRC"), a wholly owned unconsolidated qualifying special purpose subsidiary of FAC, provides for borrowings of up to $350.0 million for the purchase of contracts receivable from FAC. At December 31, 2000, FRC held $228.1 million of contracts receivable, with outstanding associated borrowings of $185.6 million collateralized by the contracts receivable. At December 31, 2000, these contracts receivable had a weighted average interest rate of 15.3%, while FRC's weighted average funding cost on the borrowed funds was 7.8%.

     At December 31, 2000, Fairfield Funding Corporation, II ("FFC II"), a wholly owned unconsolidated qualifying special purpose subsidiary of FAC, held $43.2 million of contracts receivable, with outstanding borrowings of $33.3 million collateralized by the contracts receivable. At December 31, 2000, these contracts receivable had a weighted average interest rate of 15.3%, while FFC II's weighted average funding cost on the borrowed funds was 6.9%. There are no additional borrowings available under this financing arrangement.

     Interest Rate Risk
     ------------------

     The Company is exposed to interest rate changes primarily as a result of providing fixed-rate financing to purchasers of its vacation ownership interests, which the Company uses to secure its variable-rate borrowings under its financing arrangements. To mitigate the impact of fluctuations in market rates of interest, the Company has entered into interest rate swap agreements on approximately 30% of its financing arrangements and has interest rate cap agreements on approximately 40% of its financing arrangements. Interest rate differentials paid or received under the terms of these agreements are recognized as adjustments of interest expense related to the designated financing arrangement. The interest rate swap agreements effectively convert certain of the Company's variable interest rate financing arrangements to fixed interest rate financing agreements, thereby reducing the interest rate exposure of the Company.

     If interest rates on the Company's financing arrangements had increased 200 basis points during 2000, the Company's interest expense, after considering the effects of its interest rate cap and swap agreements, would increase; net interest income and fees from the QSPEs would decrease; and earnings before provision for income taxes would decrease by $3.3 million. Comparatively, if market interest rates had decreased 200 basis points during 2000, the Company's interest expense, after considering the effects of its interest rate cap and swap agreements, would decrease; net interest income and fees from the QSPEs would increase; and earnings before provision for income taxes would increase by $3.3 million. These amounts are determined by considering the impact of the hypothetical shifts in interest rates on the Company's borrowing costs and interest rate swap and cap agreements based on its borrowings outstanding at December 31, 2000. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, if a change of that magnitude were to occur, management would likely take actions to further mitigate the Company's exposure to the change. However, as a result of the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analyses assumes no changes in the Company's financial structure.

PROVISION FOR INCOME TAXES

     The Company provides for income taxes under the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." At December 31, 2000, the Company had net operating loss carryforwards totaling $94.1 million, which reflect the amount available to offset regular taxable income in future periods. Under limitations imposed by Internal Revenue Code Section 382 ("Section 382"), certain potential changes in ownership of the Company, which may be outside the Company's knowledge or control, may restrict future utilization of these carryforwards. More specifically, changes in ownership occurring within a rolling three-year period, taking into consideration filings with the Securities and Exchange Commission on Schedules 13D and 13G by holders of 5% or more of Fairfield's Common Stock, whether involving the acquisition or disposition of Fairfield's Common Stock, may impose a limitation on the Company's use of these carryforwards. If an ownership change triggers the Section 382 limitations, the annual limitation imposed on the use of pre-change carryforwards under present law is an amount equal to the value of the Company immediately before the ownership change multiplied by the federally prescribed long-term tax-exempt rate for the period in which the change occurs. At December 31, 2000, net operating loss carryforwards which are available to offset regular taxable income, if not utilized, expire as follows:
2007 - $11.8  million;  2008 - $5.4 million;  2009 - $3.3 million;  2010 - $16.1 million;  2011 - $21.4  million;  2012 - $1.7 million;  2018 - $18.4 million and
2020 - $16.0 million.

     The Company reports its sales of vacation ownership interests on the installment method for federal income tax purposes. Under this method, the Company does not recognize taxable income on sales of vacation ownership interests until the installment payments have been received from the Company's customers. The Company's federal alternative minimum tax is impacted by the net deferral of income resulting from the Company's election of the installment sales method. The payment of alternative minimum tax reduces the future regular tax liability and creates a deferred tax asset. During the years ended December 31, 2000 and 1999, the Company made alternative minimum tax payments totaling $25.9 million and $13.1 million, respectively. The Company anticipates that it will continue to make significant alternative minimum tax payments in future periods.

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

FINANCIAL CONDITION

     Consolidated assets of the Company increased $202.2 million from December 31, 1999 to December 31, 2000. This increase is primarily due to a net increase in loans receivable of $102.5 million, resulting from loan originations exceeding principal collections and sales to the QSPEs. Property and equipment increased due to additions in the Company's information technology infrastructure and to the additional resort and sales facilities at the Company's newest destination resorts. Real estate inventories increased due to the acquisition of vacation ownership interests in Anaheim, California, as well as significant construction of vacation ownership interests at several of the Company's destination resorts, including resorts located in Daytona Beach, Florida; Destin, Florida; Las Vegas, Nevada; Orlando, Florida and Pompano Beach, Florida.

     Consolidated liabilities increased $158.3 million in 2000 due to increases in financing arrangements and accounts payable. The increase in financing arrangements results primarily from the funding of the Company's Term Loan facility. Proceeds from the Term Loan, as well as borrowings under the Company's other credit agreements, were used primarily to finance the acquisition and development of the Company's destination resorts, the repurchase of the Company's common stock and for the general operations of the Company.

     Total stockholders' equity increased by $43.9 million in 2000. This increase is due primarily to current year net earnings of $66.1 million and the issuance of 1.8 million shares of common stock in satisfaction of the Exchange Note litigation, which was partially offset by the repurchase of 4.5 million shares of common stock at an aggregate cost of $37.5 million.

SEASONALITY

     The Company has historically experienced and expects to continue to experience seasonal fluctuations in its gross revenues and net earnings from the sale of vacation ownership interests, which have been generally higher in the second and third quarters. This seasonality may cause significant fluctuations in the quarterly operating results of the Company. In addition, material fluctuations in operating results may occur due to the timing of construction of future vacation ownership interests and the Company's use of the percentage-of-completion method of accounting for recognizing revenues and related expenses on incomplete buildings. Additionally, as the Company opens new resorts and expands into new markets and geographical locations, it may experience increased or different seasonality dynamics creating fluctuations in operating results that are different from those experienced in the past.

IMPACT OF INFLATION OR ADVERSE ECONOMIC CONDITIONS

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

     The Company anticipates approximately 30% of its revenues from vacation ownership interests will be concentrated in the Florida market. The Florida market is one of the largest, and also one of the most competitive markets, for sales of vacation ownership interests in the United States. Historically, natural disasters in Florida have had significant adverse effects on tourism. Accordingly, the Florida market could become less favorable for VOI sales or the Company's business could be adversely affected by its sales concentration in the Florida market.

RECENT AND PROPOSED ACCOUNTING PRONOUNCEMENTS

     On January 1, 2001, the Company will adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and
138. This statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will be either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company will account for the accounting change as a cumulative effect of an accounting principle. The Company expects the adoption of SFAS No. 133 will result in a cumulative effect of an accounting change of $1.1 million, net of an applicable tax benefit of $0.7 million, which will be charged to other comprehensive loss.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company was required to adopt SAB No. 101, as amended, in the fourth quarter of 2000. The adoption of SAB No. 101 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

     In September 2000, the Financial Accounting Standards Board issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 140 replaces SFAS No. 125, issued in June 1996. SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain additional disclosures, but otherwise carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Certain provisions of SFAS No. 140 are effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Company does not expect the adoption of the provisions of SFAS No. 140 to have a material effect on its consolidated financial position, results of operations or cash flows.

     In 1997, the AICPA began a project addressing the accounting for vacation ownership transactions. The proposed guidance is currently in the drafting stage of the promulgation process and, therefore, the Company is currently unable to assess the possible impact of this proposed guidance. The Company anticipates that an exposure draft of the proposed guidance will be issued in 2002.

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



Stockholders and Board of Directors
Fairfield Communities, Inc.


     We have audited the accompanying consolidated balance sheets of Fairfield Communities, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fairfield Communities, Inc. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                  ERNST & YOUNG LLP


Little Rock, Arkansas
February 12, 2001

                  FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                    (DOLLARS IN THOUSANDS, EXCEPT PAR VALUE)

                                                           December 31,
                                                  ------------------------------
                                                    2000                 1999
                                                    ----                 ----

ASSETS

  Cash and cash equivalents                       $ 20,840             $ 17,716
  Receivables, net                                 336,558              234,061
  Real estate inventories                          180,722              133,874
  Investments in and net amounts due from
    qualifying special purpose entities             54,671               39,385
  Property and equipment, net                       60,421               41,578
  Restricted cash                                   11,927                8,624
  Prepaid expenses and other assets                 35,688               23,398
                                                  --------             --------
         Total assets                             $700,827             $498,636
                                                  ========             ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:

  Financing arrangements                          $157,018             $ 53,537
  Accounts payable                                  69,584               38,251
  Deferred income taxes                             55,741               38,300
  Deferred revenue                                  24,551               23,011
  Accrued liabilities                               67,046               62,582
                                                  --------             ---------
          Total liabilities                        373,940               15,681
                                                  --------             ---------

Stockholders' Equity:
  Common stock, $.01 par value, 100,000,000
   shares authorized; 52,999,453 and
   50,849,153 shares issued in 2000 and
   1999, respectively                                  530                  509
  Paid-in capital                                  138,836              124,120
  Retained earnings                                245,718              179,576
  Unamortized value of restricted stock             (1,591)                (259)
  Treasury stock, at cost, 10,360,384 and
   6,245,723 shares in 2000 and 1999,
   respectively                                    (56,606)             (20,991)
                                                  --------             --------
          Total stockholders' equity               326,887              282,955
                                                  --------             --------
          Total liabilities and
            stockholders' equity                  $700,827             $498,636
                                                  ========             ========






See notes to consolidated financial statements.

                  FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                      Year Ended December 31,
                                                     2000       1999      1998
                                                     ----       ----      ----

REVENUES
 Vacation ownership interests, net                $446,527   $370,766   $301,119
 Resort management                                  51,005     43,679     37,210
 Interest                                           32,296     29,378     33,916
 Net interest income and fees from qualifying
  special purpose entities                          25,210     20,524      9,739
 Other                                              31,819     27,389     25,909
                                                  --------   --------   --------
                                                   586,857    491,736    407,893
                                                  --------   --------   --------
COSTS AND OPERATING EXPENSES
 Vacation ownership interests - costs of sales     117,529     96,112     83,743
 Sales and marketing                               222,088    182,289    144,996
 Provision for loan losses                          20,615     18,240     14,270
 Resort management                                  42,415     34,733     31,820
 General and administrative                         40,443     32,630     29,517
 Interest, net                                       6,144      6,366      8,490
 Depreciation and amortization                       9,827      8,001      7,072
 Other                                              20,847     23,193     18,448
 Litigation charge                                   4,700        -          -
 Merger related expenses                             1,485        -          -
                                                  --------   --------   --------
                                                   486,093    401,564    338,356
                                                  --------   --------   --------
Earnings before provision for income
 taxes and extraordinary gain                      100,764     90,172     69,537
Provision for income taxes                          37,522     33,307     25,909
                                                  --------   --------   --------
Earnings before extraordinary gain                  63,242     56,865     43,628
Extraordinary gain - extinguishment of debt          2,900        -          -
                                                  --------   --------   --------
Net earnings                                      $ 66,142   $ 56,865   $ 43,628
                                                  ========   ========   ========

BASIC EARNINGS PER SHARE:
 Earnings before extraordinary gain                  $1.50      $1.29       $.98
 Extraordinary gain                                    .07         -          -
                                                     -----      -----       ----
 Net earnings                                        $1.57      $1.29       $.98
                                                     =====      =====       ====
DILUTED EARNINGS PER SHARE:
 Earnings before extraordinary gain                  $1.43      $1.25       $.93
 Extraordinary gain                                    .07         -          -
                                                     -------    -----       ----
 Net earnings                                        $1.50      $1.25       $.93
                                                     =====      =====       ====
WEIGHTED AVERAGE SHARES OUTSTANDING:

 Basic                                              42,052     44,041     44,544
 Diluted                                            43,960     45,565     46,846


See notes to consolidated financial statements.

                  FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                   Unamortized
                                                     Value of
                   Common Stock  Paid-in  Retained  Restricted  Treasury
                   Shares Amount Capital  Earnings    Stock      Stock    Total
                   ------ ------ -------  --------    -----      -----    -----

Balance,
 January 1, 1998   49,492  $495  $107,920 $ 79,083  $  (316)        -  $187,182
  Net earnings          -     -         -   43,628        -         -    43,628
  Amortization
   of restricted
   stock                -     -         -        -      316         -       316
  Activity related
   to employee
   stock benefit
   plans            1,172    12    11,678        -        -         -    11,690
  Repurchase of
   common stock         -     -         -        -        -  $(20,991)  (20,991)
  Other                 -     -       805        -        -         -       805
                   ------  ----  -------- --------  -------  --------  --------

Balance,
 December 31,
 1998              50,664   507   120,403  122,711        -   (20,991)  222,630
  Net earnings          -     -         -   56,865        -         -    56,865
  Issuance of
   restricted
   stock                -     -       276        -     (276)        -         -
  Amortization of
   restricted
   stock                -     -         -        -       17         -        17
  Activity related
   to employee
   stock benefit
   plans              185     2     3,441        -        -         -     3,443
                   ------  ----   -------  -------   ------   -------  --------

Balance,
 December 31,
 1999              50,849   509   124,120  179,576     (259)  (20,991)  282,955
  Net earnings          -     -         -   66,142        -         -    66,142
  Issuance of
   restricted
   stock                -     -         -        -   (1,895)    1,895         -
  Shares issued in
   satisfaction of
   Exchange Note
   litigation       1,765    18    10,982        -        -         -    11,000
  Amortization of
   restricted
   stock                -     -         -        -      563         -       563
  Activity related
   to employee
   stock benefit
   plans              385     3     3,734        -        -         -     3,737
  Repurchase of
   common stock         -     -         -        -        -   (37,510)  (37,510)
                   ------  ----  -------- --------  -------  --------  --------
Balance,
 December 31,
 2000              52,999  $530  $138,836 $245,718  $(1,591) $(56,606) $326,887
                   ======  ====  ======== ========  =======  ========  ========





See notes to consolidated financial statements.

                  FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                  Year Ended December 31,
                                            ----------------------------------
                                              2000         1999          1998
                                              ----         ----          ----

OPERATING ACTIVITIES:

 Net earnings                               $66,142     $ 56,865      $ 43,628
 Adjustments to reconcile
  net earnings to net cash
  provided by operating
  activities:
   Extraordinary gain -
    extinguishment of debt                   (2,900)         -             -
   Depreciation and amortization              9,827        8,001         7,072
   Provision for loan losses                 20,615       18,240        14,270
   Net interest income and
    fees from qualifying
    special purpose entities                (25,210)     (20,524)       (9,739)
 Deferred income tax expense                 20,022       18,830        17,012
 Tax benefit from exercise of
  stock warrants                              1,286          722         4,869
 Non-cash litigation charge                   4,700          -             -
 Changes in operating assets
  and liabilities, net of
  acquisitions:
   Real estate inventories                  (39,263)      (5,477)      (35,258)
   Net investment activities
    of qualifying special
    purpose entities                         37,624       35,395        20,148
   Deferred revenue                           1,540       (4,074)       (2,684)
   Other                                     21,389       16,682         8,492
                                           --------     --------      --------
NET CASH PROVIDED BY OPERATING ACTIVITIES   115,772      124,660        67,810
                                           --------     --------      --------

INVESTING ACTIVITIES:

 Purchases of property and
  equipment, net                           (28,670)     (19,517)       (12,764)
 Principal collections on
  receivables                               91,120       87,670         94,372
 Originations of receivables              (340,487)    (262,448)      (227,514)
 Sales of receivables to
  qualifying special
  purpose entities                         117,879      110,887        170,396
 Cash paid for acquisition                 (25,510)         -              -
                                          --------     --------       --------
NET CASH (USED IN) PROVIDED BY
 INVESTING ACTIVITIES                     (185,668)     (83,408)        24,490
                                          --------     --------       --------

FINANCING ACTIVITIES:

 Proceeds from financing
  arrangements                             349,303      152,646        236,952
 Repayments of financing
  arrangements                            (237,922)    (186,450)      (327,592)
 Activity related to employee
  stock benefit plans                        2,452        2,721          6,821
 Net (increase) decrease in
  restricted cash                           (3,303)       2,530         14,453
 Repurchase of common stock                (37,510)         -          (20,991)
                                           -------     --------        -------
NET CASH PROVIDED BY (USED IN)
 FINANCING ACTIVITIES                       73,020      (28,553)       (90,357)
                                           -------     --------        -------

Net increase in cash and cash
 equivalents                                 3,124       12,699          1,943
Cash and cash equivalents,
 beginning of year                          17,716        5,017          3,074
                                          --------     --------       --------
Cash and cash equivalents,
 end of year                              $ 20,840     $ 17,716       $  5,017
                                          ========     ========       ========

SUPPLEMENTAL CASH FLOW INFORMATION:

  Interest paid, net of amounts
   capitalized                            $ 10,480     $  5,807       $  9,951
  Income taxes paid                       $ 25,952     $ 13,540       $  5,490
  Capitalized interest                    $  2,955     $  1,838       $  1,534



See notes to consolidated financial statements.

                  FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 2000

Note 1 - Summary of Significant Accounting Policies
------   ------------------------------------------

Basis of Presentation
---------------------

     Fairfield Communities, Inc. is one of the largest vacation ownership companies in the United States in terms of property owners, vacation units constructed and revenues from sales of vacation ownership interests. The accompanying consolidated financial statements include the accounts of Fairfield Communities, Inc. and its wholly owned subsidiaries (collectively, "the Company" or "Fairfield"). The Company's business includes (i) sales and marketing of vacation ownership interests at its resort locations and off-site sales centers,
(ii) acquiring, developing and operating vacation ownership resorts, (iii) providing consumer financing to individuals purchasing vacation ownership interests, and (iv) providing property management services to property owners' associations at the Company's resorts and other resorts. The vacation ownership interests offered by the Company consist of either undivided fee simple interests or specified fixed week interval ownership in fully furnished vacation units.

     All significant intercompany accounts and transactions have been eliminated in consolidation. Where appropriate, certain amounts in the consolidated financial statements of prior years have been reclassified to conform to the current year presentation.

Investments in and Net Amounts Due From Qualifying Special Purpose Entities
---------------------------------------------------------------------------

     Fairfield Receivables Corporation ("FRC") and Fairfield Funding Corporation, II ("FFC II" and together with FRC, the "QSPEs") were incorporated in 1998 as wholly owned, qualifying special purpose subsidiaries of Fairfield Acceptance Corporation-Nevada ("FAC") for the specific purpose of purchasing contracts receivable from the Company. Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", requires that qualifying special purpose entities, which engage in qualified purchases of financial assets with affiliated companies, be accounted for on an unconsolidated basis.

     Sales of contracts receivable from the Company to the QSPEs occur on a periodic basis and are recorded based on the relative fair value of the contracts receivable sold. Fair value is estimated based on the present value of future expected cash flows and, for the year ended December 31, 2000, the Company utilized the following key assumptions: prepayment speed - 15%; expected credit losses - 7.6%; discount rate - 30%; loan servicing fees - 1.5%; and an effective income tax rate which approximated the Company's consolidated effective tax rate for the year. The Company's assumptions are based on experience with its contracts receivable portfolio, available market data, estimated prepayments, the cost of servicing and net transaction costs. Historically, the estimated fair value of the contracts receivable at the date of sale has approximated cost. As a result, the Company has recognized no gain or loss on the sale of contracts receivable to the QSPEs.

     The Company's cumulative residual interests in the contracts receivable sold to the QSPEs are classified as "Investments in and net amounts due from qualifying special purpose entities" in the Consolidated Balance Sheets, with income from the residual interests reflected as "Net interest income and fees from qualifying special purpose entities" in the Consolidated Statements of Earnings.

Use of Estimates
----------------

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts and disclosures reported in the consolidated financial statements and accompanying notes. Such estimates include the allowance for loan losses on receivables, revenue recognition under the percentage-of-completion method on sales of vacation ownership interests, depreciation of property and equipment, accrued liabilities and deferred revenue on the sale of vacation packages. Consequently, actual results could differ from these estimates and assumptions.

Cash and Cash Equivalents
-------------------------

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Restricted Cash
---------------

     Restricted cash consists primarily of deposits received on sales of vacation ownership interests that are held in escrow until the applicable statutory rescission period has expired, restricted funds held in accordance with certain financing arrangements and amounts received prior to the attainment of the required 10% down payment.

Property and Equipment
----------------------

     Property and equipment are recorded at cost. In connection with the development of a resort, the Company constructs guest registration facilities and on-site sales and marketing facilities. The Company generally retains ownership and control over these facilities. These facilities are capitalized as property and equipment and depreciated on a straight-line basis over their estimated useful lives, ranging generally from 10 to 25 years for buildings and from three to seven years for furniture, fixtures and equipment. Additions and improvements are capitalized while maintenance and repairs are expensed as incurred. Asset and accumulated depreciation accounts are relieved for dispositions with resulting gains or losses reflected in operations.

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

Receivables
-----------

     Contracts
     ---------

     The Company's contracts receivable are regionally diversified. Generally, VOIs are sold under installment contracts requiring a 10% - 15% down payment and monthly installments, including interest, for periods of up to ten years. The
Company records a provision for estimated losses on uncollectible contracts receivable by a charge against earnings at the time of sale. Such provision is recorded at an amount based upon the Company's historical cancellation experience, management's estimate of future losses and current economic conditions. The allowance for contracts receivable is maintained at a level believed adequate by management based on periodic analyses of the contracts receivable portfolio.

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

Prepaid Expenses and Other Assets
---------------------------------

     Prepaid expenses and other assets consist primarily of prepaid insurance, prepaid promotional items, prepaid postage, costs in excess of net assets acquired (goodwill), commitment fees, debt issuance costs and miscellaneous inventories. Commitment fees and debt issuance costs are amortized on a straight-line basis over the estimated life of the related debt. Goodwill is amortized on a straight-line basis over the estimated periods to be benefited, which do not exceed 12 years. Other prepaid expenses are amortized on a straight-line basis over the estimated periods to be benefited.

Revenue and Profit Recognition
------------------------------

     Vacation ownership interests sold by the Company consist of either undivided fee simple interests or specified fixed week interval ownership in fully furnished vacation units. The Company recognizes sales of vacation ownership interests on a full accrual basis after a binding sales contract has been executed, a 10% minimum down payment has been received, the statutory rescission period has expired and construction is substantially complete. In cases where construction is not substantially complete, the Company recognizes revenues using the percentage-of-completion method of accounting. Under this method, revenues are recognized as construction progresses and costs are incurred. The progression of a project under construction is determined by the proportion of costs incurred to date as they relate to total estimated acquisition, construction and selling costs for that project. The remaining revenue and related costs of sales, including commissions and selling expenses, are deferred and recognized as the remaining costs are incurred.

     Until a contract for sale qualifies for revenue recognition, all payments received are accounted for as deposits. Commissions and other selling costs, directly attributable to the sale, are deferred until the sale is recorded. If a contract is cancelled before qualifying as a sale, nonrecoverable selling expenses are charged to expense and deposits forfeited are credited to income.

     The Company's Discovery Vacations program allows purchasers to receive a one-year trial membership in the FairShare Plus system. Revenues and direct expenses, including the estimated costs of fulfillment, are recorded at the time of sale and are classified in "Sales and marketing" expenses in the Consolidated Statements of Earnings.

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

Earnings per Share
------------------

     Earnings per share is based on the weighted average number of common shares outstanding and includes both basic and diluted earnings per share computations. Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share further reflects all potential dilution of common stock, including the assumed exercise of stock options and warrants using the treasury stock method, along with contingently issuable shares.

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

Business Segment
----------------

     The Company operates one reportable business segment, which includes the development, marketing, sales and financing of vacation ownership interests at its resorts. Revenues for this segment are derived from the sale of vacation ownership interests and from the interest income earned on contracts receivable generated by providing financing to purchasers of those vacation ownership interests.

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

     On January 1, 2001, the Company will adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and
138. This statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will be either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company will account for the accounting change as a cumulative effect of an accounting principle. The Company expects the adoption of SFAS No. 133 will result in a cumulative effect of an accounting change of $1.1 million, net of an applicable tax benefit of $0.7 million, which will be charged to other comprehensive loss.

Recent and Proposed Accounting Pronouncements
---------------------------------------------

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company was required to adopt SAB No. 101, as amended, in the fourth quarter of 2000. The adoption of SAB No. 101 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

     In September 2000, the Financial Accounting Standards Board issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 140 replaces SFAS No. 125, issued in June 1996. SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain additional disclosures, but otherwise carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Certain provisions of SFAS No. 140 are effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Company does not expect the adoption of the provisions of SFAS No. 140 to have a material effect on its consolidated financial position, results of operations or cash flows.

     In 1997, the AICPA began a project addressing the accounting for vacation ownership transactions. The proposed guidance is currently in the drafting stage of the promulgation process and, therefore, the Company is currently unable to assess the possible impact of this proposed guidance. The Company anticipates that an exposure draft of the proposed guidance will be issued in 2002.

Note 2 - Receivables, net
------   ----------------

     Receivables consisted of the following (In thousands):

                                                            December 31,
                                                     ---------------------------
                                                        2000             1999
                                                        ----             ----

       Total contracts receivable                    $ 598,412        $ 451,043
       Less: contracts receivable sold to QSPEs       (271,396)        (225,932)
                                                     ---------        ---------
                                                       327,016          225,111
       Mortgages and other                              29,938           24,892
                                                     ---------        ---------
                                                       356,954          250,003
       Less: allowance for loan losses                 (20,396)         (15,942)
                                                     ---------        ---------
       Receivables, net                              $ 336,558        $ 234,061
                                                     =========        =========

     During 2000 and 1999, the Company sold $145.6 million and $133.2 million, respectively, of contracts receivable to the QSPEs. The QSPEs primarily funded these purchases through advances under their various credit agreements and, in conjunction with these sales, the Company received cash consideration of $117.9 and $110.9 and non-cash consideration, primarily in the form of a subordinated note receivable, of $27.7 million and $22.3 million in 2000 and 1999, respectively.

     At December 31, 2000 and 1999, the QSPEs held contracts receivable totaling $271.4 million and $225.9 million, respectively, with related borrowings of $219.0 million and $187.6 million, respectively. Except for the repurchase of contracts that fail to meet initial eligibility requirements, the Company is not obligated to repurchase defaulted or any other contracts sold to the QSPEs. It is anticipated, however, that the Company will repurchase some defaulted contracts to facilitate the remarketing of the underlying collateral. The Company maintains an allowance for loan losses in connection with its option to repurchase the defaulted contracts and, at December 31, 2000 and 1999, this allowance totaled $16.3 million and $14.5 million, respectively, and was classified in "Investments in and net amounts due from qualifying special purpose entities" in the Consolidated Balance Sheets.

     At December 31, 2000 and 1999, the weighted average interest rate on the Company's contracts receivable was 14.9% and 14.7%, respectively, with interest rates on these receivables ranging generally from 13.3% to 17.9%. The Company's contracts receivable were 98.5% current on a 60-day basis at December 31, 2000 and 1999.


     Transactions in the allowance for loan losses were as follows (In thousands):

                                                     Year Ended December 31,
                                               ---------------------------------
                                                  2000        1999        1998
                                                  ----        ----        ----

    Balance at January 1                       $ 15,942    $ 13,005    $ 20,848
    Provision for loan losses                    20,615      18,240      14,270
    Allowance on purchased contracts              1,447         -           -
    Reclassification of allowance pertaining
     to receivables sold to QSPEs                (1,825)     (4,133)    (10,326)
    Net charge-offs                             (15,783)    (11,170)    (11,787)
                                               --------    --------    --------
     Balance at December 31                    $ 20,396    $ 15,942    $ 13,005
                                               ========    ========    ========

Note 3 - Real Estate Inventories
------   -----------------------

     Real estate inventories are summarized as follows (In thousands):

                                                    December 31,
                                               ---------------------
                                                  2000        1999
                                                  ----        ----

    Land and improvements                      $ 25,954    $ 35,581
    Residential housing:
      Vacation ownership                        151,093      93,207
      Homes                                      3,675        5,086
                                               --------    --------
                                                154,768      98,293
                                               --------    --------
                                               $180,722    $133,874
                                               ========    ========

Note 4 - Property and Equipment, net
------   ---------------------------

     Property and equipment, net consisted of the following (In thousands):

                                                    December 31,
                                               ---------------------
                                                  2000        1999
                                                  ----        ----

    Land, buildings and improvements           $ 51,661    $ 42,143
    Furniture, fixtures and equipment            36,535      20,686
                                               --------    --------
                                                 88,196      62,829
    Accumulated depreciation                    (27,775)    (21,251)
                                               --------    --------
                                               $ 60,421    $ 41,578
                                               ========    ========

     During 2000, the Company acquired property and equipment, totaling $19.9 million, to support its newest destination resorts which began sales operations in 2000, and for resort and sales facilities at the Company's other destination locations. Additionally, in 2000, the Company invested $7.2 million related to its information technology infrastructure, including the acquisition of new hardware and software to support the anticipated sales growth of vacation ownership interests.

     The Company has operating leases which consist primarily of buildings and office space used for its sales and marketing operations, and telephone and office equipment. Rental expense under operating leases totaled $13.2 million for 2000, $10.2 million for 1999 and $7.2 million for 1998. At December 31, 2000, future minimum lease commitments for non-cancelable operating leases with initial or remaining terms in excess of one year are as follows: 2001 - $10.4 million; 2002 - $7.9 million; 2003 - $4.4 million; 2004 - $3.0 million; 2005 -
$2.0 million and thereafter - $4.5 million.

Note 5 - Financing Arrangements
------   ----------------------

     Financing  arrangements are summarized as follows (In thousands):

                                                          December 31,
                                                    -----------------------
                                                       2000           1999
                                                       ----           ----

     Term loan facility                             $ 74,250        $   -
     Revolving credit agreement                       57,992          9,300
     Notes payable:
       Collateralized by contracts receivable         19,397         30,338
       Other                                           5,379         13,899
                                                    --------        -------
                                                    $157,018        $53,537
                                                    ========        =======

     Term Loan Facility
     ------------------

     On September 29, 2000, the Company entered into a $75.0 million unsecured Term Loan Agreement. The loan was funded on October 20, 2000 and proceeds totaled $72.9 million, net of $2.1 million in financing costs. This loan matures in September 2005 and bears interest at a variable rate equal to LIBOR plus 5% (11.6% at December 31, 2000). Contractual maturities within the next five years are as follows: 2001 - $6.7 million; 2002 - $6.0 million; 2003 - $8.3 million; 2004 - $18.8 million and 2005 - $34.5 million.

     Revolving Credit Agreement
     --------------------------

     At December 31, 2000, the Company's Consolidated, Amended and Restated Revolving Credit Agreement (the "Credit Agreement") provided borrowing ability of up to $145.0 million; including up to $20.0 million for letters of credit, of which $6.0 million was outstanding at December 31, 2000. Borrowings under the Credit Agreement mature in July 2003 and bear interest at a variable rate equal to the base rate (9.5% at December 31, 2000). These borrowings are collateralized by contracts receivable with an aggregate book value of $276.1 million at December 31, 2000. The Company's net borrowing availability under the Credit Agreement totaled $81.0 million at December 31, 2000.

     Notes Payable Collateralized by Contracts Receivable
     ----------------------------------------------------

     At December 31, 2000, notes payable collateralized by contracts receivable had a weighted average maturity of approximately 23 months, which represents the approximate remaining weighted average life of the underlying contracts receivable. The weighted average interest rate on the borrowings was 5.9% for the year ended December 31, 2000. At December 31, 2000, contracts receivable totaling $23.7 million collateralized these borrowings. There are no additional fundings available under this financing arrangement. Contractual maturities within the next five years of the contracts receivable which serve as collateral for and will be used to reduce the notes payable are as follows: 2001 - $9.5 million; 2002 - $8.9 million; 2003 - $4.9 million and 2004 - $0.4 million.

     Notes Payable - Other
     ---------------------

     At December 31, 2000, notes payable - other consisted primarily of a $4.8 million borrowing secured by the Company's corporate office building in Little Rock, Arkansas, which matures in December 2003 and bears interest at a fixed rate of 6.9%. Scheduled principal repayments related to this borrowing are as follows: 2001 - $0.2 million; 2002 - $0.3 million; and 2003 - $4.3 million.

Note 6 - Deferred Revenue
------   ----------------

     At December 31, 2000, the Company had deferred revenue, totaling $8.4 million, relating to sales of vacation ownership interests in projects under construction, which will be recognized upon completion of the respective units in 2001.

     At December 31, 2000, the Company had net deferred revenue related to lots sold for which development was not complete of $16.1 million. The estimated costs to complete development work in subdivisions from which lots had been sold totaled $13.4 million. The estimated cost of development work within the next five years is as follows: 2001 - $.6 million; 2002 - $.3 million; 2003 - $.3 million; 2004 - $.2 million and 2005 - $.5 million.

Note 7 - Income Taxes
------   ------------

     The Company had net operating loss carryforwards at December 31, 2000 totaling $94.1 million, which reflect the amount available to offset taxable income in future periods. Under limitations imposed by Internal Revenue Code
Section 382 ("Section 382"), certain potential changes in ownership of the Company, which may be outside the Company's knowledge or control, may restrict future utilization of these carryforwards. More specifically, changes in ownership occurring within a rolling three-year period, taking into consideration filings with the Securities and Exchange Commission on Schedules 13D and 13G by holders of 5% or more of Fairfield's Common Stock, whether involving the acquisition or disposition of Fairfield's Common Stock, may impose a material limitation on the Company's use of these carryforwards. If an ownership change triggers the Section 382 limitations, the annual limitation imposed on the use of pre-change carryforwards under present law is an amount equal to the value of the Company immediately before the ownership change multiplied by the federally prescribed long-term tax-exempt rate for the period in which the change occurs. At December 31, 2000, net operating loss carryforwards which are available to offset regular taxable income, if not utilized, expire as follows: 2007 - $11.8 million; 2008 - $5.4 million; 2009 - $3.3 million; 2010 - $16.1 million; 2011 - $21.4 million; 2012 - $1.7 million;
2018 - $18.4 million and 2020 - $16.0 million.

     Components of the provision for income taxes are as follows (In thousands):

                                               Year Ended December 31,
                                     ----------------------------------------
                                       2000            1999            1998
                                       ----            ----            ----

     Current:
       Federal                       $17,500         $14,477        $  8,356
       State                             -               -               541
                                     -------         -------        --------
                                      17,500          14,477           8,897
                                     -------         -------        --------

     Deferred:
       Federal                        16,471          15,315          14,111
       State                           3,551           3,515           2,901
                                     -------         -------         -------
                                      20,022          18,830          17,012
                                     -------         -------         -------
                                     $37,522         $33,307         $25,909
                                     =======         =======         =======


     Components of the variance between taxes computed at the expected federal statutory income tax rate and the provision for income taxes are as follows (In thousands):

                                                 Year Ended December 31,
                                          --------------------------------------
                                            2000           1999           1998
                                            ----           ----           ----

     Statutory tax provision              $36,282        $31,560        $24,338
     State income taxes, net of
       federal benefit                      2,308          2,285          2,237
     Impact of extinguishment of debt      (1,050)           -              -
     Impact of merger expenses                538            -              -
     Other                                   (556)          (538)          (666)
                                          -------        -------        -------
     Provision for income taxes           $37,522        $33,307        $25,909
                                          =======        =======        =======


     Significant components of the Company's net deferred tax liabilities (taxable temporary differences) consisted of the following (In thousands):

                                                               December 31,
                                                         -----------------------
                                                           2000           1999
                                                           ----           ----

   Deferred tax assets:
    Net operating loss carryforwards                     $37,784        $ 30,371
    Loan and cancellation loss reserves                   14,269          11,826
    Deferred revenue                                       3,295           3,104
    Tax over book basis in inventory and
     fixed assets                                          3,596           7,350
    Credit carryforwards                                  45,576          27,809
    Other                                                  7,036           4,646
                                                        --------        --------
                                                         111,556          85,106
                                                        --------        --------
   Deferred tax liabilities:
    Installment sales                                    164,479         120,573
    Other                                                  2,818           2,833
                                                        --------        --------
                                                         167,297         123,406

   Net deferred tax liabilities                         $ 55,741        $ 38,300
                                                        ========        ========

Note 8 - Accrued Liabilities
------   -------------------

     Accrued liabilities consisted of the following (In thousands):

                                                              December 31,
                                                        ------------------------
                                                          2000             1999
                                                          ----             ----

  Accrued employee compensation and benefits            $22,502          $19,170
  Accrual for Discovery Vacations fulfillment            16,125           11,133
  Deposits associated with sales contracts                5,979            7,726
  Accrued association subsidies                           1,421            1,751
  Other                                                  21,019           22,802
                                                        -------          -------
                                                        $67,046          $62,582
                                                        =======          =======

Note 9 - Stockholders' Equity
------   --------------------

     In March 2000, the Board of Directors authorized the repurchase of up to $60 million of Fairfield's common stock. Utilizing availability under its credit agreements, the Company repurchased 4.5 million shares of its common stock at a cost of $37.5 million. The repurchased shares were accounted for as treasury shares and will be used to meet the Company's obligations under its employee stock-based plans or for other corporate purposes.

     During 2000, the Company issued 230,322 shares of common stock to certain officers and directors subject to certain restrictions and forfeiture provisions. The restricted shares were issued at no cost and, at the issuance of these shares, unearned compensation equivalent to the market value at the date of grant was charged to stockholders' equity. The unearned compensation is being amortized to compensation expense over the applicable restricted stock vesting period.

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

Note 10 - Earnings per Share
-------   ------------------

     The following table sets forth the computation of basic and diluted earnings per share ("EPS") (In thousands, except per share data):

                                                      Year Ended December 31,
                                                   -----------------------------
                                                     2000       1999       1998
                                                     ----       ----       ----

Numerator:
 Earnings before extraordinary gain                $63,242    $56,865    $43,628
 Extraordinary gain - extinguishment of debt         2,900        -          -
                                                   -------    -------    -------
 Numerator for basic and diluted EPS               $66,142    $56,865    $43,628
                                                   =======    =======    =======

Denominator:
 Denominator for basic EPS - weighted
  average shares                                    42,052     44,041     44,544
 Effect of dilutive securities:
  Contingent shares issued                             435        -          -
  Options and warrants                               1,029      1,181      1,727
  Common stock held in escrow                          278        337        575
  Restricted stock                                     166          6        -
                                                   -------     ------    -------
 Dilutive potential common shares                    1,908      1,524      2,302
                                                   -------     ------    -------
 Denominator for diluted EPS -
  adjusted weighted average shares
  and assumed conversions                           43,960     45,565     46,846
                                                    ======     ======     ======

Basic earnings per share                             $1.57      $1.29       $.98
                                                     =====      =====       ====

Diluted earnings per share                           $1.50      $1.25       $.93
                                                     =====      =====       ====

Note 11 - Segment Disclosures
-------   -------------------

     The Company operates one reportable business segment, which includes the development, marketing, sales and financing of vacation ownership interests at its resorts. Revenues for this segment are derived from the sale of vacation ownership interests and from the interest income earned on contracts receivable generated by providing financing to purchasers of those vacation ownership interests. The Company's management evaluates performance and allocates resources based on operating profit before income taxes, which includes depreciation expense, but does not allocate the related property and equipment on a segment basis.

     Segment assets include all contracts receivable. In addition, for the consolidated financial statement presentation, portions of interest income and interest expense allocated to the segment are included in "Net interest income and fees from qualifying special purpose entities" in the Consolidated Statements of Earnings.

     The following table summarizes VOI segment information for the periods indicated (In thousands):

                                                     Year Ended December 31,
                                              ----------------------------------
                                                2000         1999         1998
                                                ----         ----         ----

     VOI revenues, net                        $446,527     $370,766     $301,119
     Interest income                            73,758       61,522       49,575
     Interest expense, net                      22,396       17,874       14,346
     Depreciation expense                        4,869        3,277        2,480

     The differences in interest income and interest expense for the years ended December 31, 2000 and 1999 as reported for the segment and the consolidated interest income and interest expense are attributable to interest income and interest expense recorded by the QSPEs. The difference between depreciation expense reported by the segment and consolidated depreciation expense for the same time period is attributable to depreciation expense by non-reportable operating segments or business activities.

     Reconciliation to consolidated totals (In thousands):
     ----------------------------------------------------

                                         Year Ended December 31,
                           ----------------------------------------------------
                                      2000                     1999
                           -------------------------   -------------------------
                                     Earnings Before             Earnings Before
                                        Taxes and                   Taxes and
                                      Extraordinary               Extraordinary
                           Revenues       Gain         Revenues        Gain
                           --------  ---------------   --------   --------------

Total segment revenue
 and operating profit,
 respectively              $521,995     $134,168       $430,787      $114,816
Other revenues and
 other operating
 profit, respectively        81,114      (33,404)        72,569       (24,532)
Adjustment to interest
 income and net interest
 and fees from QSPEs        (16,252)         -          (11,620)         (112)
                           --------     --------       --------      --------
Consolidated revenues
 and earnings before
 income taxes and
 extraordinary gain,
 respectively              $586,857     $100,764       $491,736      $ 90,172
                           ========     ========       ========      ========


     Other revenues consist primarily of resort management revenue and home sales. Other operating profits includes general and administrative expenses, which are not allocated on a segment basis.

                                                           December 31,
                                                     ------------------------
                                                       2000            1999
                                                       ----            ----

Reportable segment total assets                      $754,970        $559,530
Other assets                                          200,969         150,578
Adjustment to contracts receivable,
 allowance for loan losses
 and investments in and net
 amounts due from QSPEs                              (255,112)       (211,472)
                                                     --------        --------
Total consolidated assets                            $700,827        $498,636
                                                     ========        ========

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

Note 12 - Employee Benefit Plans
-------   ----------------------

     Savings/Profit Sharing Plan
     ---------------------------

     The Savings/Profit Sharing Plan covers substantially all employees with one year or more of credited service, and participants are fully vested after seven years of credited service. The Savings/Profit Sharing Plan includes a profit sharing feature, with annual employer discretionary contributions, and a 401(k) feature, which allows employee elected salary deferrals, with the Company currently matching a portion of such deferrals. The amount charged to expense related to the Savings/Profit Sharing Plan totaled $4.8 million, $4.3 million and $3.4 million for 2000, 1999 and 1998, respectively.

     Excess Benefit Plan
     -------------------

     The Excess Benefit Plan is a non-qualified, unfunded plan established to provide qualifying employees with benefits to compensate them for certain limitations imposed by federal law on the amount of compensation which may be considered in determining employer contributions to participants' accounts under the Savings/Profit Sharing Plan. Participants' accounts under the Excess Benefit Plan are credited with amounts that, except for the limits of the Internal Revenue Code, would have been contributed to such participants' accounts under the Savings/Profit Sharing Plan. Participants' accounts under the Excess Benefit Plan vest in accordance with the vesting schedule for profit sharing accounts under the Savings/Profit Sharing Plan. Interest is credited to the participants' accounts annually. The expense associated with the Excess Benefit Plan was $0.5 million for 2000 and 1999, respectively, and $0.3 million for 1998.

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

     Option and Warrant Plans
     ------------------------

     The Company has stock option plans for certain employees and directors which generally provide for the grant of non-qualified stock options at a price not less than the fair market value of such shares at the date of the grant. The options generally vest over two to five years from the date of grant and have a ten year term. The following table summarizes the activity under the Company's option and warrant plans (shares in thousands):

                                                             Weighted Average
                                      Shares                 Price Per Share
                              -----------------------    ----------------------
                               2000    1999    1998        2000    1999    1998
                               ----    ----    ----        ----    ----    ----

Outstanding at
 beginning of year            3,630   3,521    4,802     $ 6.35   $ 5.45  $ 5.66
Granted                       2,125     375      -         8.97    13.37      -
Exercised                      (393)   (185)  (1,179)      2.69     2.69    4.31
Cancelled                      (182)    (81)    (102)      8.47     8.47   14.48
                              -----   -----   ------

Outstanding at end of year    5,180   3,630    3,521
                              =====   =====    =====
Exercisable at end of year    2,200   2,190    1,918
                              =====   =====    =====
Reserved for future issuance    316     990    1,320
                              =====   =====    =====

     The following table summarizes information concerning outstanding and exercisable stock options and warrants as of December 31, 2000 (shares in thousands):

                            Outstanding                      Exercisable
                 ----------------------------------   -------------------------
                               Weighted
                                Average    Weighted                    Weighted
                   Number      Remaining   Average      Number         Average
   Range of       of Shares   Contractual  Exercise    of Shares       Exercise
Exercise Prices  Outstanding     Life       Price     Exercisable       Price
---------------  -----------     ----       -----     -----------       -----

 Less than $2       1,255      3.2 years   $ 1.02        1,255          $ 1.02
   $2 - $9          2,003      8.4 years     7.60          273            3.21
 $10 or more        1,922      8.3 years    11.65          672           11.08
                    -----                                -----
                    5,180                                2,200
                    =====                                =====

     Pursuant to the provisions of SFAS No. 123 "Accounting for Stock-based Compensation", the Company has elected to continue using the intrinsic-value method of accounting for stock-based awards. Accordingly, the Company has not recognized compensation expense on the issuance of its stock options and warrants.

     Pursuant to SFAS No. 123, pro forma net earnings per share has been determined as if the Company had accounted for its stock options and warrants under the fair value method. The fair values of these options and warrants were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2000 and 1999, respectively: risk-free interest rates of 6.5% and 5.7%; expected dividend yields of 0% for each year presented; volatility factors of the expected market price of the Company's Common Stock of 60.7 and 50.8; and a weighted-average life of the options and warrants of seven years in 2000 and 1999. The weighted-average fair value of the options and warrants granted in 2000 and 1999 was $5.67 and $6.68, respectively. There were no options granted during 1998.

     For purposes of pro forma disclosures, the estimated fair value of stock options and warrants is amortized to expense over their respective vesting periods. The pro forma net earnings and earnings per share, assuming the Company had elected to adopt the fair value approach, would have been $63.2 million or $1.44 per diluted share, $55.6 million or $1.22 per diluted share, and $42.3 million or $.91 per diluted share, for 2000, 1999, and 1998, respectively. Such pro forma effects are not necessarily indicative of the effect on future years.

Note 13 - Qualifying Special Purpose Entities
-------   -----------------------------------

     Condensed combined financial information of the qualifying special purpose entities is summarized as follows (In thousands):

                        Condensed Combined Balance Sheets

                                             December 31,
                                       ------------------------
                                         2000            1999
                                         ----            ----

ASSETS

   Restricted cash                     $ 19,826        $ 16,663
   Contracts receivable                 271,396         225,932
                                       --------        --------
                                       $291,222        $242,595
                                       ========        ========

LIABILITIES AND EQUITY

   Notes payable                       $218,980        $187,585
   Subordinated note to parent           32,975          28,036
   Other liabilities                      1,287           1,349
   Due to parent                         11,371           7,050
   Equity                                26,609          18,575
                                       --------        --------
                                       $291,222        $242,595
                                       ========        ========

                    Condensed Combined Statements of Earnings

                                                Year Ended December 31,
                                       ---------------------------------------
                                         2000            1999            1998
                                         ----            ----            ----

Revenues                               $41,462         $32,144         $15,659
Expenses                                23,472          15,899           8,220
                                       -------         -------         -------
Earnings before provision
 for income taxes                       17,990          16,245           7,439
Provision for income taxes               6,247           5,825           2,684
                                       -------         -------         -------
Net earnings                           $11,743         $10,420         $ 4,755
                                       =======         =======         =======


Note 14 - Supplemental Information
-------   ------------------------

     Other revenues consisted of the following (In thousands):

                                               Year  Ended December 31,
                                       ---------------------------------------
                                         2000            1999            1998
                                         ----            ----            ----

Home sales                             $13,809         $11,928         $12,252
Lot sales                                9,143           7,142           8,155
FairShare Plus conversion fees           3,193           1,591           2,494
Other                                    5,674           6,728           3,008
                                       -------         -------         -------
                                       $31,819         $27,389         $25,909
                                       =======         =======         =======


     Other expenses consisted of the following (In thousands):

                                                    Year Ended December 31,
                                                -------------------------------
                                                  2000        1999        1998
                                                  ----        ----        ----

Home cost of sales                              $12,223     $10,489     $10,796
FairShare Plus conversion
 commissions                                      2,988       2,195       1,222
Lot cost of sales                                 2,009       2,013       2,335
Subsidies to property
 owner associations                               1,338       4,211       2,488
Other                                             2,289       4,285       1,607
                                                -------     -------     -------
                                                $20,847     $23,193     $18,448
                                                =======     =======     =======

     Included in prepaid expenses and other assets at December 31, 2000 and 1999 are (i) costs in excess of net assets acquired (goodwill) of $7.8 million and $4.5 million, respectively, related primarily to the December 2000 acquisition of the Dolphin's Cove Resort located in Anaheim, California and the 1997 acquisition of the remaining minority interests in certain of Vacation Break's joint ventures, (ii) prepaid assets, including insurance and promotional items, of $9.4 million and $5.8 million, respectively, and (iii) unamortized capitalized financing costs of $5.5 million and $2.9 million, respectively.

     On July 3, 2000, the Company tendered 1,764,704 shares of common stock in satisfaction of certain debt and litigation. In connection with the transaction, the Company recorded a pre-tax, non-cash charge of $4.7 million, a related non-taxable extraordinary gain of $2.9 million associated with the extinguishment of $7.9 million of related debt, and a credit to stockholders' equity of $11.0 million.

     On November 1, 2000, the Company entered into a definitive agreement with Cendant Corporation, whereby Cendant will acquire all of the Company's outstanding common stock for a price of $15 per share. The final acquisition price may increase to a maximum of $16 per share depending on a formula based on the average trading price of Cendant common stock over a twenty trading day period prior to the date on which the Company's stockholders meet to approve the transaction. Under the terms of the agreement, if sufficient shareholders elect to receive cash, Cendant must pay at least 50% of the consideration in cash; the balance will either be in cash or Cendant common stock, at Cendant's election. The transaction is expected to close in the second quarter of 2001 and is subject to shareholder approval, regulatory approvals and other customary conditions. In anticipation of and preparation for the proposed merger, the Company incurred investment banking, legal and accounting fees totaling $1.5 million through December 31, 2000.

Note 15 - Contingencies
-------   -------------

     During 1993, two lawsuits, the Storm and the Daleske cases, (the "Recreation Fee Litigation") were filed against Fairfield in the District Court of Archuleta County, Colorado. The Recreation Fee Litigation, which seeks certification as class actions, alleges that Fairfield wrongfully imposed an annual recreation fee on owners in Fairfield's Pagosa, Colorado development. The Recreation Fee Litigation seeks, among other things, refund, with interest, of recreation fees collected by Fairfield (estimated to total in excess of $800,000), damages, punitive damages and attorneys' fees. Two additional related lawsuits were subsequently filed in the Archuleta County District Court: the Fiedler case, filed in October 1994, concerns two lots, while the Lobdell case, filed in November 1994, is a purported class action. By orders dated June 19, 1998, the Colorado District Court generally denied plaintiffs' motions for summary judgments and granted Fairfield's motions for summary judgments in all of the cases. Fairfield has filed motions seeking payment of past due recreation fees, plus interest and attorneys' fees and expenses.

     In 1993, Charlotte T. Curry, who purchased a lot from Fairfield under an installment sale contract subsequently sold to First Federal Savings and Loan Association of Charlotte ("First Federal"), previously a wholly-owned subsidiary of Fairfield, filed suit against First Federal, initially alleging breach of contract, breach of fiduciary duty and unfair trade practices. The litigation contested Fairfield's method of calculating refunds for lot purchasers whose installment sale contracts were cancelled due to their defaults. The Curry lawsuit sought damages, punitive damages, treble damages under North Carolina law for unfair trade practices, prejudgment interest and attorneys' fees and costs. By order dated July 6, 1994, the court dismissed most claims, primarily based on statutes of limitations, except for the claim asserting unfair trade practices. By order filed September 15, 1995, the court denied plaintiff's motion for class certification, which decision was upheld by the North Carolina Court of Appeals, with the Supreme Court of North Carolina declining to grant discretionary review. In April 1998, Ms. Curry dismissed the lawsuit. On January 7, 1998, the plaintiff's attorneys filed another lawsuit (the Scarvey lawsuit), currently pending in Superior Court in Mecklenburg County, North Carolina, as a purported class action, against First Federal, alleging matters similar to the original complaint in the Curry case and seeking similar damages. The Scarvey case seeks to relitigate the North Carolina courts' refusal to certify the Curry case as a class action and asserts that the Curry case tolled the statute of limitations for Ms. Scarvey's claims, which are alleged to post-date Ms. Curry's claims. The court, by order and opinion dated February 23, 2000, determined that the Scarvey claims are collaterally estopped from proceeding on a class action basis and that Ms. Scarvey's claims are barred by the applicable statutes of limitations. Ms. Scarvey filed a motion seeking reconsideration of the court's February 23, 2000 decision, which was denied, and has filed a notice of appeal from the court's decision. Under the Stock Purchase Agreement for the sale of First Federal, Fairfield agreed to indemnify the buyer against any liability in the Curry litigation. Fairfield has taken the position that it is not obligated under the Stock Purchase Agreement to indemnify the buyer of First Federal for the Scarvey litigation, but the buyer has filed a third party action against Fairfield contesting Fairfield's interpretation of the Stock Purchase Agreement and asserting other common law and statutory grounds for indemnification.

     On March 1, 1997, the Company's 10% Senior Subordinated Secured Notes (the "FCI Notes"), having a principal amount of $15.1 million, matured. In settlement of the FCI Notes, the Company transferred $7.9 million in cash (the "$7.9
Million Payment") and the assets collateralizing the FCI Notes, with an appraised market value of $7.2 million (the "Real Estate Collateral"), to IBJ Schroder Bank & Trust Company, as indenture trustee for the FCI Notes. The indenture trustee filed suit in the United States District Court for the Southern District of New York (the "District Court"), contesting the Company's method of satisfying this obligation and claiming a default under the indenture securing the FCI Notes. This action alternatively (a) disputed the Company's right to transfer the Real Estate Collateral in satisfaction of the FCI Notes, seeking instead a cash payment of $7.2 million, plus interest and the fees and expenses of the action, in addition to the $7.9 Million Payment, or (b) disputed the $7.9 Million Payment, seeking instead the issuance of 1,764,706 shares of Fairfield's Common Stock (the "Contested Shares"), previously reserved for issuance if a deficiency resulted on the FCI Notes at maturity. Pursuant to the indenture for the FCI Notes, the noteholders are entitled to retain, as a premium, up to $2.0 million from the proceeds of the collateral (the "Collateral") transferred in satisfaction of the FCI Notes (including, if applicable, the Contested Shares) in excess of the amount of principal and accrued interest due at maturity. The indenture trustee on September 24, 1997 filed a motion, which the Company opposed, seeking to require the immediate issuance and sale of the Contested Shares, with the proceeds to be held in escrow, pending the outcome of the litigation (the "Injunction Demand"). The indenture trustee indicates that it has sold the Real Estate Collateral for approximately $4.4 million, although the Company was advised in late October 1999 that one or more of the noteholders participated in such purchase. The District Court on April 24, 1998 entered an order denying the Injunction Demand and granting the Company's motion for summary judgment. The indenture trustee appealed the District Court's order to the Court of Appeals for the Second Circuit (the "Court of Appeals"), which on May 6, 1999 reversed the District Court decision and granted partial summary judgment to the indenture trustee, holding that the Company's method of satisfying the FCI Notes at maturity violated the terms of the indenture, but declining to enter the indenture trustee's Injunction Demand. The Court of Appeals upheld the Company's position that the Contested Shares should not be distributed to the noteholders without limitation, limiting any premium to $2.0 million. The Court of Appeals remanded the case to the District Court for further proceedings to enforce the terms of the indenture, including specifically consideration of whether or not to enter the indenture trustee's Injunction Demand and whether or not the sale of the Real Estate Collateral for $4.4 million by the indenture trustee was commercially reasonable and, if not, how this would bear upon the relief sought by the indenture trustee. The indenture trustee filed a motion (the "Stock Issuance Motion") with the District Court, which the Company initially opposed, seeking to compel issuance of the Contested Shares and authority to sell a portion of such shares, to permit approximately $12.3 million to be distributed in the interim to the noteholders.

     On July 3, 2000, the Company tendered 1,764,704 shares of its common stock to the indenture trustee and indicated that it would generally withdraw its opposition to the Stock Issuance Motion. The Company believes that it is in the Company's best interest to conclude this litigation, to avoid the continuing expenses and need to devote management time to the defense of this action. The Company intends to seek return of the $7.9 Million Payment and an order closing the case. The indenture trustee also seeks payment of its fees and expenses associated with the litigation. The indenture trustee has filed a motion, which remains pending, for leave to amend its complaint to allege that Fairfield's wrongful failure to issue the Contested Shares in 1997 allows the indenture trustee to seek a cash recovery from the Company, which the indenture trustee asserts as of October 13, 2000 amounted to approximately $3.25 million, plus interest, for the difference between the value realized in selling the stock and the amount claimed by the indenture trustee, plus $10 million in punitive damages. The Company has opposed the indenture trustee's motion for leave to amend the complaint. The indenture is non-recourse to the Company except as to recourse to the Collateral and except for the indenture trustee's fees and expenses, which are fully recourse obligations.

     During 1997, a lawsuit was filed against Vacation Break in the Circuit Court for Pinellas County, Florida by Market Response Group & Laser Company, Inc. ("MRG&L") alleging that Vacation Break and others conspired to boycott MRG&L and fix prices for mailings in violation of the Florida Antitrust Act, and in concert with others, engaged in various acts of unfair competition, deceptive trade practices and common law conspiracy. The complaint also alleges that Vacation Break breached its contract with MRG&L, that Vacation Break misappropriated proprietary information from MRG&L and that Vacation Break interfered with, and caused other companies to breach their contracts with, MRG&L. While the Company cannot calculate the total amount of damages sought by MRG&L, it appears from the initial complaint, and subsequent submissions by MRG&L's counsel, to be substantially in excess of $50 million.

     On June 2, 1998, Vacation Break filed a separate action in federal District Court for the Middle District of Florida, Tampa Division, asserting various antitrust tying and other claims against MRG&L and related parties. MRG&L has asserted in the federal action similar counterclaims as the claims alleged in the state court action. It is expected that the case will be scheduled for trial on or after April 2001. Under the terms of the Principal Stockholders Agreement, entered into in connection with the acquisition of Vacation Break, Fairfield has been indemnified for (a) 75% of the damages which may be incurred in connection with the defense of the MRG&L litigation and (b) 25% of the expense incurred in defending the MRG&L litigation, in excess of the June 30, 1997 reserve on Vacation Break's books, with the maximum amount of indemnification to be $6.0 million. Such indemnification agreement has been collateralized by, and recourse under the indemnity agreement is limited to, the pledge of shares of Fairfield's Common Stock, valued as of December 18, 1997 (adjusted for stock splits and certain other similar items), at an indemnification value of $21.59375 per share, and the proceeds thereof. Any shares of Common Stock the Company receives under the indemnification agreement will reduce the number of shares outstanding. The amount of any settlement, adverse judgment or defense costs, in excess of amounts accrued, would be charged to operations, notwithstanding the availability of indemnification under the Principal Stockholders Agreement.

     Additionally, the Company is involved in various other claims and lawsuits arising in the ordinary course of business. In the opinion of management, the outcome of these other claims and lawsuits will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Note 16 - Fair Value of Financial Instruments
-------   -----------------------------------

     The estimated fair value amounts presented herein have been determined by the Company using relevant market information and appropriate valuation methodologies. However, as these estimates are subjective in nature and involve uncertainties and significant judgment, they are not necessarily indicative of their future values. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.

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

     The carrying amounts of the Company's borrowings with variable interest rates approximated their fair values at December 31, 2000 and 1999. The carrying amounts of the Company's borrowings with fixed interest rates totaled $4.8 million and $5.0 million at December 31, 2000 and 1999, respectively. The fair values of these borrowings totaled $4.5 million and $4.8 million at December 31, 2000 and 1999, respectively, and were estimated using discounted cash flow analyses based on the Company's current borrowing rates, or other appropriate market rates, for similar types of borrowing arrangements.

Note 17 - Unaudited Consolidated Quarterly Financial Data
-------   -----------------------------------------------

(In thousands, except per share data)

                                         Year Ended December 31, 2000
                                  -------------------------------------------
                                   First     Second        Third     Fourth
                                  Quarter    Quarter (1)  Quarter    Quarter (2)
                                  -------    -------      -------    -------

Total revenues                    $120,975   $152,622     $166,790   $146,477
Total expenses                     100,469    128,011      135,945    121,675
                                  --------   --------     --------   --------
Earnings before provision
 for income taxes and
 extraordinary gain                 20,506     24,611       30,845     24,802
Provision for income taxes           7,792      9,260       11,603      8,867
                                  --------   --------     --------   --------
Net earnings before
 extraordinary gain                 12,714     15,351       19,242     15,935
Extraordinary gain -
 extinguishment of debt                -        2,900          -          -
                                  --------   --------     --------   --------
Net earnings                      $ 12,714   $ 18,251     $ 19,242   $ 15,935
                                  ========   ========     ========   ========

Basic earnings per share:
  Earnings before extraordinary
   gain                               $.29       $.38         $.46       $.38
  Extraordinary gain                    -         .07           -          -
                                      ----       ----         ----       ----
  Net earnings                        $.29       $.45         $.46       $.38
                                      ====       ====         ====       ====

Diluted earnings per share:
  Earnings before extraordinary
   gain                               $.28       $.35         $.45       $.36
  Extraordinary gain                    -         .07           -          -
                                      ----       ----         ----       ----
  Net earnings                        $.28       $.42         $.45       $.36
                                      ====       ====         ====       ====


                                         Year Ended December 31, 1999
                                  -------------------------------------------
                                   First     Second        Third     Fourth
                                  Quarter    Quarter      Quarter    Quarter
                                  -------    -------      -------    -------

Total revenues                    $99,065    $129,268     $143,702   $119,701
Total expenses                     83,264     104,548      115,603     98,149
                                  -------    --------     --------   --------
Earnings before provision
 for income taxes                  15,801      24,720       28,099     21,552
Provision for income taxes          5,867       8,780       10,755      7,905
                                  -------    --------     --------   --------
Net earnings                      $ 9,934    $ 15,940     $ 17,344   $ 13,647
                                  =======    ========     ========   ========

Basic earnings per share             $.23        $.36         $.39       $.31
                                     ====        ====         ====       ====

Diluted earnings per share           $.22        $.35         $.38       $.30
                                     ====        ====         ====       ====



(1)  Includes  a  pre-tax,  non-cash  charge  of  $4.7  million  and  a  related
     non-taxable   extraordinary  gain  of  $2.9  million  associated  with  the satisfaction of certain debt and litigation (See Notes 14 and 15).

(2) Includes charges totaling $1.5 million for investment banking, legal and accounting fees related to the proposed merger with Cendant Corporation.